Filed Pursuant to Rule 424(b)(5)

Registration File No. 333-107747

Prospectus Supplement

(To Prospectus dated October 3, 2003)

5,000,000 Shares

THE PMI GROUP, INC.

Common Stock

We are offering 5,000,000 shares of our common stock by this prospectus supplement.

Concurrently with this offering, we are offering, by means of a separate prospectus supplement, 12,000,000, 5 7/8% Hybrid Income Term Security (HITS™*) Units, or 13,800,000 Units if the underwriters in that offering exercise in full their option to purchase additional Units. Each Unit will have a stated amount of $25 and will consist of a contract to purchase shares of our common stock and, initially, $25 principal amount of our 3.0% senior notes due November 15, 2008. This offering and the Unit offering are contingent upon each other.

Our common stock is traded on the New York Stock Exchange under the symbol “PMI”. The last reported sale price of our common stock on October 28, 2003 was $38.30 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-28 of this prospectus supplement.

	Per Share	Total
Public offering price	$38.20	$191,000,000

Underwriting discounts and commissions	$1.91	$9,550,000

Proceeds, before expenses, to The PMI Group, Inc.	$36.29	$181,450,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 750,000 additional shares of our common stock to cover any over-allotments. The underwriters can exercise this right any time within 30 days after this offering. The underwriters expect to deliver the shares of common stock to investors on or about November 3, 2003.

*HITS is a trademark of Banc of America Securities LLC.

Sole Book-Running Manager

Banc of America Securities LLC

Citigroup

JPMorgan

Lehman Brothers

Keefe, Bruyette & Woods, Inc.

October 28, 2003

Limitation on Ownership of our Voting Securities

The PMI Group, Inc. owns, or is affiliated with, insurance companies domiciled in Arizona, Florida and Wisconsin. If the proposed acquisition of FGIC Corporation described in this prospectus supplement is completed, The PMI Group will be affiliated with Financial Guaranty Insurance Company, or FGIC, an insurance company domiciled in New York. Under Arizona and Wisconsin law, no person may acquire control of The PMI Group and thereby acquire indirect control of its insurance subsidiaries or affiliated companies unless applicable regulatory requirements, which may include the requirement to file applications with, or obtain approvals from, the relevant insurance departments, are satisfied. With respect to Arizona, the ownership of 10% or more of our voting securities is presumed to confer control unless a disclaimer of control is filed with the appropriate insurance department and is not disallowed. The applicable provisions of Arizona law define voting securities to include securities convertible into or otherwise representing the right to acquire securities with the right to vote. Under Wisconsin law, ownership of more than 10% of voting securities raises a rebuttable presumption of control. Pursuant to Wisconsin law, voting securities include securities convertible into or evidencing the right to acquire securities with the right to vote. Under Florida law, no person may acquire 5% or more of The PMI Group’s voting securities without the approval of the Florida Department of Insurance. However, a person that acquires less than 10% of The PMI Group’s voting securities may file a disclaimer with the Florida Department of Insurance and that filing will relieve such person of its obligations to obtain the requisite approval unless the Department disallows the disclaimer. Under Florida law, voting securities include any securities convertible into or evidencing a right to acquire a voting security. Under New York law, no person may acquire control of The PMI Group and thereby acquire indirect control of FGIC unless applicable regulatory requirements, which may include the requirement to file an application with and obtain approval from, the New York superintendent of insurance, are satisfied. For this purpose, the ownership of 10% or more of our voting securities is presumed to confer control unless the New York superintendent determines, upon application, that control does not exist. Under New York law, voting securities include securities convertible into or otherwise representing the right to acquire securities with the right to vote. For purposes of these state statutes and regulations, direct or indirect ownership of those insurance subsidiaries or affiliated companies by entities under common control may be aggregated. Accordingly, any investor that may through its ownership, and the ownership of affiliates or other third parties whose holdings are required to be aggregated with those of such investor, of common stock, Units, our existing 2.5% convertible notes and/or other securities that are considered to be voting securities be deemed to own 5% or 10%, as the case may be, of our common stock, should consult with its legal advisors to ensure that it complies with applicable requirements of Arizona, Florida, Wisconsin and, if the proposed acquisition of FGIC is completed, New York law.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front of this prospectus supplement only. Our business, prospects and consolidated financial condition and results of operations may have changed since that date.

Information contained on our web site does not constitute part of this prospectus supplement or the accompanying prospectus.

The PMI Group, Inc., our logo and other trademarks mentioned in this prospectus supplement are the property of their respective owners.

All information contained herein regarding FGIC Corporation, Financial Guaranty Insurance Company or their businesses is based on information provided by FGIC Corporation.

Prospectus Supplement

SUMMARY

The following summary is qualified in its entirety by the more detailed information, including our consolidated financial statements and related notes, included elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. You should carefully consider the information set forth under “Risk Factors” in this prospectus supplement. Unless the context otherwise requires, the terms “The PMI Group”, “Company”, “we”, “us”, and “our” refer to The PMI Group, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase additional shares of common stock in the offering and that the underwriters in the concurrent Units offering will not exercise their option to purchase additional Units in that offering.

The PMI Group, Inc.

We are an international provider of credit enhancement products and lender services. Through our wholly-owned subsidiaries and unconsolidated strategic investments, we offer residential mortgage insurance and credit enhancement products domestically and internationally, financial guaranty reinsurance and residential lender services. On August 4, 2003, we announced that The PMI Group is the strategic investor in a group of investors that has entered into a definitive agreement to acquire Financial Guaranty Insurance Company, or FGIC, together with its immediate holding company, FGIC Corporation, from General Electric Capital Corporation, or GECC. We believe that this investment will provide us with the opportunity to realize our strategic goals of diversifying our business mix and achieving a major presence in the primary financial guaranty industry.

Our primary operating subsidiary, PMI Mortgage Insurance Co., or PMI, is a leading U.S. residential mortgage insurer, licensed in all 50 states, the District of Columbia and Puerto Rico. Residential mortgage insurance protects lenders and investors against potential losses in the event of borrower default.

•	PMI generated 61% of our consolidated revenues and 84% of our consolidated net income in 2002 and 57% of our consolidated revenues and 83% of our consolidated net income for the six months ended June 30, 2003.

•	PMI’s primary new insurance written for the year ended December 31, 2002 was $47.8 billion and for the six months ended June 30, 2003 was $27.9 billion.

•	PMI’s primary insurance in force as of June 30, 2003 was $103.5 billion and PMI’s primary risk in force as of June 30, 2003 was $24.1 billion.

•	PMI’s claims-paying ability is currently rated “AA+” (“Excellent”) by Standard & Poor’s Rating Service, or S&P, “Aa2” (“Excellent”) by Moody’s Investors Service, or Moody’s, and “AA+” (“Very Strong”) by Fitch Ratings, or Fitch.

PMI’s 50% owned joint venture, CMG Mortgage Insurance Company, or CMG, offers mortgage insurance for loans originated by credit unions.

We own a significant interest in RAM Holdings Ltd. and RAM Holdings II Ltd., which are the holding companies for RAM Reinsurance Company, Ltd., or RAM Re, a financial guaranty reinsurance company based in Bermuda. RAM Re is rated AAA by S&P and Aa3 by Moody’s.

We have a number of international operations that offer mortgage insurance and other credit enhancement products.

•	Our Australian subsidiaries, PMI Mortgage Insurance Ltd, or PMI Ltd, and PMI Indemnity Limited, or PMI Australia, are leading providers of mortgage insurance in Australia and New Zealand.

•	Our Irish subsidiary, PMI Mortgage Insurance Company Limited, or PMI Europe, headquartered in Dublin, Ireland, offers mortgage credit enhancement and mortgage insurance products in the European Union.

•	PMI reinsures residential mortgage insurance in Hong Kong.

In the United States, we offer title insurance through our wholly-owned subsidiary, American Pioneer Title Insurance Company, or APTIC, and we participate in the mortgage loan servicing market through our unconsolidated strategic investment, Fairbanks Capital Holding Corp. On October 27, 2003, we announced that we had entered into a definitive agreement to sell APTIC for $115 million in cash, subject to adjustment.

Our consolidated net income was $346.2 million for the year ended December 31, 2002 and $159.1 million for the six months ended June 30, 2003. As of June 30, 2003, our consolidated total assets were $3.8 billion, including our investment portfolio which had a market value of $2.6 billion as of that date, and our consolidated shareholders’ equity was $2.4 billion.

Expanding homeownership opportunities for low- and moderate-income individuals and communities is an increasing priority for us. In addition to developing products and services that assist responsible borrowers who may not qualify for mortgage loans under traditional underwriting practices, we have established partnerships with numerous national organizations to mitigate affordable housing risks and expand the understanding of home ownership responsibilities.

Our principal executive offices are located at 3003 Oak Road, Walnut Creek, California 94597. Our telephone number is (925) 658-7878.

Our Strategy

Our goal is to become a global provider of credit enhancement products across multiple asset and risk classes, by focusing on our core domestic and international mortgage insurance businesses and our growing financial guaranty business through our investment in RAM Re and our proposed investment in FGIC.

We seek to achieve this goal through the following strategies:

•	Continuing to expand our business domestically and internationally by leveraging our core competencies. We intend to operate globally, as a multi-line provider of credit enhancement products across a broad spectrum of asset and risk classes. We intend to continue to utilize skills developed in our primary operating segment to improve our products, customer relations and systems in our other segments.

•	Diversifying our business of domestic and international credit enhancement products and services. Our goal is to continue to diversify our product offerings beyond mortgage insurance and expand our mortgage insurance product offerings. While expanding our mortgage insurance and credit enhancement products domestically and internationally, we intend to provide new and innovative mortgage insurance products and leverage our strategic investments in financial guaranty to maintain a well-diversified book of business. Our U.S. mortgage insurance business has historically produced the majority of our net income and we expect that to continue for the foreseeable future. We believe investments in our non-mortgage insurance business, including our proposed investment in FGIC, will continue to grow and may contribute an increasing percentage of our net income over the next few years.

•	Maintaining an organizational structure that allows for the efficient use of our capital. We intend to manage our capital efficiently, which may include the formation of new entities with various ratings and licenses. We continually monitor rating agency capital adequacy requirements to appropriately deploy capital resources and evaluate efficient structures for existing and new product offerings.

•	Increasing efficiency and connectivity with our customers and continuing to develop and improve our loss mitigation systems and capabilities. We have developed, both independently and in tandem with our customers, information management and connectivity systems that support rapid and thorough analysis of risk as well as improved loss mitigation techniques. PMI provides automated origination services, as well as default reporting services, claims documentation and processing technologies and policy servicing tools.

Mortgage Insurance Industry Overview

Private mortgage insurance expands homeownership opportunities by enabling borrowers to buy homes with down payments of less than 20%. Additionally, mortgage insurance facilitates the sale of low down payment mortgages in the capital mortgage market, principally to Fannie Mae and Freddie Mac, or the GSEs. PMI’s products protect mortgage lenders and investors from specified losses resulting from defaults on mortgages and/or provide capital relief or credit enhancement for portfolio or secondary mortgage market transactions.

The mortgage insurance industry consists of eight active mortgage insurance companies, or MIs. The substantial majority of mortgage insurance policies are held by the GSEs. The GSEs are required by statute to use either mortgage insurance, recourse or participation as credit enhancement when purchasing loans. MIs must be rated AA- or better by two or more of any of Moody’s, S&P or Fitch pursuant to the eligibility guidelines established by Freddie Mac. MIs must be highly rated to participate in capital market transactions. MIs are required by state insurance laws, among other things, to be monoline, which means to conduct a single line of insurance business, carry large statutory reserves for ten years or more and submit to regular examinations.

FGIC Transaction

Upon closing of the FGIC Corporation acquisition, our ownership interest will be approximately 42% of the outstanding common stock of FGIC Corporation. Our equity investment is expected to be financed by the net proceeds of this offering and our concurrent offering of Units and cash on hand or that will be realized upon the sale of investment securities by The PMI Group. Frank Bivona, former Vice-Chairman and Chief Financial Officer of Ambac, will be the CEO of FGIC upon completion of the transaction. Mr. Bivona joins FGIC with 18 years of industry experience. In connection with the proposed acquisition, we have entered into a stockholders agreement with the other members of the investor group providing for corporate governance arrangements with respect to FGIC Corporation. The stockholders agreement provides that FGIC Corporation will be governed by a 14-member board following closing, including 5 directors selected by us. We will be entitled to designate one of our directors as the new non-executive Vice-Chairman of FGIC Corporation.

FGIC Business

FGIC Corporation is an insurance holding company whose subsidiary, FGIC, is primarily engaged in the business of providing financial guaranty insurance in respect of municipal bonds and asset-backed and mortgage-backed securities. FGIC began its financial guaranty insurance operations in 1983 and is the fourth largest financial guaranty insurer based on gross par written for the year ended December 31, 2002, according to the S&P Bond Insurance Book 2003. Financial guaranty insurance written by FGIC typically guarantees scheduled payments on an issuer’s obligations. Upon a payment default on an insured obligation, FGIC is generally required to pay the principal and interest due in accordance with the obligation’s original payment schedule. FGIC’s financial strength is rated AAA by S&P, Aaa by Moody’s and AAA by Fitch. FGIC is licensed to engage in financial guaranty insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and through a branch in the United Kingdom.

FGIC’s focus to date has been on market sectors that are generally perceived to be of relatively low risk. To date, FGIC has provided financial guaranty insurance primarily in the municipal finance market and, to a lesser extent, for mortgage-backed and asset-backed securities. As of June 30, 2003, $182.5 billion of FGIC’s net par outstanding, or 90.3% of FGIC’s total net par outstanding, represented insurance of municipal obligations. As of December 31, 2002, $171.0 billion of FGIC’s net par outstanding, or 91.0% of FGIC’s total net par outstanding, represented insurance of municipal obligations. This percentage is significantly higher than the industry average of 62.6% as of December 31, 2002, according to the S&P Bond Insurance Book 2003.

FGIC has participated on a selective basis in the asset-backed obligation market. Asset-backed obligations or securitizations are secured by or payable from a specific pool of assets held by a special purpose issuing entity. As of June 30, 2003, 9.7% of FGIC’s net par outstanding represented insurance of asset-backed obligations. FGIC’s focus in the asset-backed obligation market has been on mortgage-backed securities, particularly securities backed by home equity lines of credit and, prior to 2002, sub-prime quality home mortgage loans.

For the year ended December 31, 2002, FGIC’s gross premiums written were $232.6 million and for the six months ended June 30, 2003, FGIC’s gross premiums written were $141.9 million. FGIC Corporation’s consolidated net income was approximately $217.0 million for the year ended December 31, 2002 and $92.1 million for the six months ended June 30, 2003. At June 30, 2003, FGIC Corporation had consolidated total assets of $3.4 billion, including $3.1 billion of cash and investment securities. At June 30, 2003, FGIC’s statutory capital base under statutory accounting practices was $2.2 billion. This financial information does not give effect to proposed dividends by FGIC and FGIC Corporation to a subsidiary of GECC as part of the acquisition of FGIC Corporation. See “The FGIC Transaction” beginning on page S-108 for more information on these dividends.

Following the completion of our investment in FGIC, a new business plan for FGIC will be implemented. We expect that under this new business plan FGIC will, over time, expand its business in additional sectors of the public finance and asset-backed markets and broaden its participation in the mortgage-backed securities sector. We also expect that FGIC will resume writing business in the international financial guaranty insurance market.

Benefits of the FGIC Investment

We believe our investment in FGIC will have a number of benefits, including the following:

•	FGIC’s Potential Growth in U.S. Markets. Given FGIC’s historical focus on a limited number of sectors within the municipal and asset-backed securities markets, we believe that FGIC has significant opportunities to grow its business over time by participating in additional lines of business and expanding its participation in existing lines of business.

•	FGIC’s Potential Growth in International Markets. Historically, FGIC has participated to only a very limited extent in transactions outside the United States. We expect that, under FGIC’s new business plan, FGIC will seek to expand its business internationally, targeting developed international markets that present growth opportunities.

•	Diversification of Our Business. We believe that the investment in FGIC will assist us in progressing toward our strategic goal to be a global provider of credit enhancement. The investment will also reduce our dependence on mortgage insurance, although we expect that mortgage insurance products will account for a majority of our net income for the foreseeable future. In addition, based on the historical performance of the financial guaranty industry and the mortgage insurance industry, we believe that the investment may contribute towards less volatile earnings.

•	Enhancement of Our Core Competencies. We believe that our increased participation in the financial guaranty insurance industry through our investment in FGIC will assist us in our goal of leveraging and growing our core competencies and expertise. As our mortgage insurance business becomes increasingly complex and structured, we expect to benefit from many of the skills required by financial guaranty insurance. In addition, we believe that our knowledge of credit risk evaluation, loss mitigation and structured transactions, among other competencies, will enable us to be an effective strategic investor in FGIC. We intend to pursue joint marketing of our mortgage insurance products with FGIC’s financial guaranty products.

Financial Guaranty Industry Overview

Financial guaranty insurance typically guarantees scheduled payments of principal and interest on an issuer’s obligations. Financial guaranty insurance is a form of credit enhancement that benefits both the investor and issuer. Upon a payment default on an insured obligation, financial guarantors are generally required to pay the principal and interest due in accordance with the obligation’s original payment schedule. Municipal obligations include general obligation bonds supported by the issuer’s taxing power and special revenue bonds and other special obligations of state and local governments supported by the issuer’s ability to impose and collect fees and charges for public services or specific projects. Asset-backed obligations are generally issued in structured transactions backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value.

Recent Developments

On October 27, 2003, we announced that we had entered into a definitive agreement to sell APTIC for $115 million in cash, subject to adjustment, to a subsidiary of Fidelity National Financial. The APTIC transaction is subject to regulatory approvals and other customary closing conditions, and we expect it to close in the first half of 2004.

On October 22, 2003, we announced our financial results for the three and nine months ended September 30, 2003. The following tables present our summary unaudited consolidated financial and operating data as of and for the three and nine months ended September 30, 2003 and September 30, 2002.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002
	(unaudited)
	(Dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Net premiums written	$254,942	$225,229	$735,997	$689,683

Premiums earned	$249,949	$228,924	$725,377	$666,055
Interest and dividend income	36,300	34,224	104,980	98,972
Equity in earnings (losses) of unconsolidated subsidiaries (1)	(13,576)	11,954	926	31,730
Net realized investment gains (losses)	1,211	1,226	4,614	(813)
Other income	15,063	12,470	46,540	32,463

Total revenues	288,947	288,798	882,437	828,407

Losses and loss adjustment expenses	51,770	45,624	165,884	124,635
Amortization of policy acquisition costs	22,204	20,111	66,278	61,931
Other underwriting and operating expenses	117,772	92,254	319,916	253,824
Lease abandonment and relocation costs	—	—	—	12,183
Interest expense	4,949	4,644	13,976	13,391
Distributions on mandatorily redeemable preferred securities (2)	1,007	1,007	2,669	3,022

Total losses and expenses	197,702	163,640	568,723	468,986

Income before income taxes and cumulative effect of a change in accounting principle	91,245	125,158	313,714	359,421
Income taxes	31,114	35,818	94,517	104,708
Cumulative effect of a change in accounting principle (3)	—	—	—	7,172

Net income	$60,131	$89,340	$219,197	$261,885

Diluted weighted average common shares outstanding (shares in thousands)	90,268	91,647	90,031	91,806

Diluted net income per share	$0.67	$0.98	$2.43	$2.85

(1)	Our equity in earnings in unconsolidated subsidiaries as of September 30, 2003 includes equity in earnings from CMG, RAM Re, Fairbanks Capital and other limited partnership interests. In September 2003, we sold our investment in Truman Capital Founders, LLC, or Truman, which had been accounted for under the equity method of accounting. Equity earnings of Truman for the third quarter and the first nine months of 2003 were reported in equity in earnings of unconsolidated subsidiaries, and loss on the sale of Truman was recorded in realized investment gains and losses.

(2)	These are distributions on our “Company obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the Company”. These securities have been classified as liabilities in accordance with the adoption of Statement on Financial Accounting Standards (“SFAS”) No. 150.
(3)	Upon the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” effective January 1, 2002, we realized a gain of $7.2 million for the remaining balance of negative goodwill recorded in connection with the acquisition of PMI Ltd in 1999. There was no tax provision on this change in accounting principle. The amortization of negative goodwill was reported in operating earnings prior to the adoption of SFAS No. 142.

	September 30, 2003	December 31, 2002	September 30, 2002
	(unaudited)		(unaudited)
	(Dollars in thousands, except per share data)
Consolidated Balance Sheet Data:
Cash and investments, at fair value	$3,007,209	$2,737,482	$2,676,937
Investments in unconsolidated subsidiaries (1)	309,031	289,795	285,587
Reinsurance recoverable and prepaid premiums	51,586	63,924	67,250
Deferred policy acquisition costs	95,929	85,210	84,947
Related party receivables	27,281	1,844	2,181
Other assets	388,707	338,794	333,228

Total assets	$3,879,743	$3,517,049	$3,450,130

Reserve for losses and loss adjustment expenses	$364,157	$350,841	$343,525
Unearned premiums	274,889	232,877	236,047
Long-term debt	422,950	422,950	422,950
Mandatorily redeemable preferred securities (2)	48,500	48,500	48,500
Other liabilities	293,681	268,048	269,803

Total liabilities	1,404,177	1,323,216	1,320,825
Shareholders’ equity	2,475,566	2,193,833	2,129,305

Total liabilities and shareholders’ equity	$3,879,743	$3,517,049	$3,450,130

(1)	Our investments in unconsolidated subsidiaries as of September 30, 2003 include CMG, RAM Re, Fairbanks Capital and other limited partnership interests. In September 2003, we sold our investment in Truman, which had been accounted for under the equity method of accounting.
(2)	These are classified as “Company obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the Company”. These securities have been classified as liabilities in accordance with the adoption of SFAS No. 150.

Our net income per share for the three and nine months ended September 30, 2003 was $0.67 and $2.43, respectively, compared to $0.98 and $2.85 for the corresponding periods in 2002. Net income for the three and nine months ended September 30, 2003 was $60.1 million and $219.2 million, respectively, compared to $89.3 million and $261.9 million for the corresponding periods in 2002. In October 2003, Fairbanks Capital Holdings Corporation, or Fairbanks, and Fairbanks Capital Corporation, which is a subsidiary of Fairbanks, reached a proposed settlement of potential civil charges by the Federal Trade Commission, or FTC, and the Department of Housing and Urban Development, or HUD. This proposed settlement must be approved by the FTC Commissioners as well as HUD and its implementation is subject to obtaining necessary court approvals. The after-tax per share effect on our equity in earnings from Fairbanks attributable to this proposed settlement and related charges was a loss of $0.20. See “—Strategic Investments” for additional details.

Combined new primary insurance written in the third quarter of 2003 was $27.0 billion compared to $17.3 billion for the corresponding period in 2002. Combined primary insurance in force at September 30, 2003 was $191.2 billion compared to $170.5 billion at September 30, 2002, an increase of 12%. “Combined” includes results from our U.S. mortgage insurance operations, CMG and PMI Australia.

Consolidated Results Summary

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
	(Dollars in millions, except per share data)
Total revenues	$288.9	$882.4	$288.8	$828.4
Total losses and expenses	$197.7	$568.7	$163.6	$469.0
Net income	$60.1	$219.2	$89.3	$261.9
Diluted net income per share	$0.67	$2.43	$0.98	$2.85

Consolidated loss and loss adjustment expenses totaled $51.8 million and $165.9 million for the three and nine months ended September 30, 2003, respectively, compared to $45.6 million and $124.6 million for the corresponding periods in 2002. Claims paid and loss adjustment expenses in the three and nine months ended September 30, 2003 increased over the corresponding periods in 2002 primarily due to higher claims payments in our U.S. mortgage insurance operations.

Consolidated gross loss reserves grew to $364.2 million at September 30, 2003, a six percent increase over the third quarter of 2002, led by gross loss reserve increases of $14.1 million in our U.S. mortgage insurance operations over the 12-month period.

Business Segments

The following table presents segment highlights for the three months ended September 30, 2003:

	U.S. Mortgage Insurance Operations	International(1)	Title	Other(2)	Total*
	(Dollars in millions)
Premiums written	$138.3	$37.1	$79.6	$—	$254.9
Premiums earned	146.1	24.3	79.6	—	249.9
Equity in earnings (losses)	3.1	—	—	(16.7)	(13.6)
Total revenues (losses)	175.3	34.1	84.3	(4.7)	288.9
Total losses and expenses	92.0	1.1	77.0	27.6	197.7
Net income (loss)	$58.5	$23.7	$4.7	$(26.8)	$60.1

*	Certain amounts do not total due to rounding.
(1)	“International” includes the results of PMI Australia, PMI Europe and the results of operations for Hong Kong.
(2)	“Other” includes the results from the holding company and PMI Mortgage Services Co. and equity in earnings from Fairbanks, RAM Re and Truman.

U.S. Mortgage Insurance Operations

Our U.S. mortgage insurance operations reported premiums written of $138.3 million and premiums earned of $146.1 million for the third quarter of 2003 compared to $141.0 million and $150.8 million, respectively, for the corresponding period in 2002. The decrease in premiums written and premiums earned reflects the combined impact of lower persistency (resulting in reduced insurance in force levels from 12 months earlier) and higher premium cessions under captive reinsurance agreements. The following table presents new mortgage insurance written data for our U.S. mortgage insurance operations:

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
	(Dollars in billions)
Domestic new primary mortgage insurance written(1)	$19.8	$51.0	$13.1	$38.4
Excluding CMG	$17.5	$45.4	$11.8	$34.6
Bulk transactions	$1.8	$5.7	$0.5	$2.4
Domestic mortgage pool insurance written	$3.4	$7.5	$3.9	$13.5

(1)	“Domestic” includes results from our U.S. mortgage insurance operations and CMG.

Domestic primary new insurance written increased to $19.8 billion for the third quarter of 2003 compared to $13.1 billion for the corresponding period in 2002 due to higher writings of both flow and bulk business driven by higher levels of loan originations. Bulk transactions totaled $1.8 billion for the third quarter of 2003 compared to $0.5 billion for the corresponding period in 2002.

The following table presents domestic primary insurance in force data for our U.S. mortgage insurance operations:

	As of September 30, 2003	As of December 31, 2002	As of September 30, 2002
	(Dollars in billions)
Domestic primary insurance in force	$116.7	$118.5	$119.9
Excluding CMG	104.6	107.6	109.6
Domestic primary risk in force	27.1	27.7	28.1
Excluding CMG	24.5	25.2	25.7
Domestic primary persistency rate	42.4%	56.6%	59.7%
Excluding CMG	41.9%	56.2%	59.4%

Domestic primary insurance in force grew to $116.7 billion at September 30, 2003 from $115.2 billion at June 30, 2003. The increase in primary insurance in force was a result of strong levels of new primary insurance written partially offset by record low persistency. The persistency of our primary mortgage insurance in force excluding CMG declined to 41.9%, a record low, from 46.3% at June 30, 2003 and 56.2% at December 31, 2002. Persistency measures the percentage of insurance in force one year ago that remains in force. The record level of new insurance written for the year as well as the record low persistency rate is largely a result of the very high level of mortgage refinance activity brought about by historic low mortgage interest rates. Declines in mortgage interest rates generally result in an increase in borrower refinance activity.

According to The Mortgage Bankers Association of America (MBA) Weekly Mortgage Applications Survey for the week ending October 10, 2003, the mortgage refinance index decreased approximately 77% to 2,340.1 on a seasonally adjusted basis from its high of 9,977.8 for the week ended May 30, 2003.

The following table presents claims paid data for our U.S. mortgage insurance operations:

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
	(Dollars in millions)
Claims paid—excluding CMG
Primary—traditional flow	$27.2	$80.0	$17.8	$51.1
Primary—bulk	15.3	44.2	7.1	17.9

Total Primary	42.5	124.2	24.9	69.0
Pool—all	4.7	12.4	3.0	7.9

Total claims paid—excluding CMG	$47.2	$136.6	$27.9	$76.9

Our U.S. mortgage insurance operations reported primary claims paid of $42.5 million for the third quarter of 2003, compared to $24.9 million for the corresponding period in 2002. The increase in primary claims paid was a result of an increase in the average primary claim paid amount and an increase in the percentage of delinquent loans going to claim. The increase in the average primary claim paid amount was primarily caused by increases in the average balance of loans going to claim and deeper coverage amounts, principally on bulk loans which were a larger percentage of all claims in the third quarter and first nine months of 2003 than in the corresponding periods in 2002. For the nine months ended September 30, 2003, the size of the average primary claim paid increased to $23,167 compared to $19,730 for the nine months ended September 30, 2002. The increase in the percentage of delinquent loans going to claim was caused primarily by higher levels of unemployment in the economy and the seasoning of the primary portfolio.

Pool claims paid totaled $4.7 million and $12.4 million for the quarter and nine months ended September 30, 2003 compared to $3.0 million and $7.9 million for the corresponding periods in 2002. The increase was due to the higher levels of unemployment in the economy and the seasoning of our pool insurance portfolio.

The following table presents primary mortgage insurance and pool insurance default rate data for our U.S. mortgage insurance operations:

	As of September 30, 2003	As of December 31, 2002	As of September 30, 2002
	(unaudited)		(unaudited)
Domestic primary mortgage insurance	3.96%	3.84%	3.44%
Excluding CMG	4.36%	4.18%	3.72%
Excluding CMG and bulk transactions	3.77%	3.52%	3.09%
Bulk transactions only	8.95%	10.40%	9.38%
Pool insurance	4.18%	2.29%	1.94%

At September 30, 2003, PMI’s primary insurance delinquent loan inventory excluding CMG was 36,171 compared to 36,537 at December 31, 2002 and 33,285 at September 30, 2002. The year-over-year increase in primary insurance delinquent loan inventory was primarily due to higher levels of unemployment in the economy and the seasoning of the primary portfolio.

At September 30, 2003, the default rate of PMI’s pool insurance portfolio increased to 4.18% compared to 2.29% at December 31, 2003 and 1.94% at September 20, 2002. The increase in the default rate was a result of the increase in the inventory of delinquent loans and the decline in the number of policies in force. Delinquent inventory was 15,929 at September 30, 2003 compared to 12,929 at September 30, 2002. Pool risk in force as of September 30, 2003 was $2.8 billion. Approximately one-third of PMI’s pool risk in force is subject to a first-loss deductible.

Our equity in earnings of CMG increased to $3.1 million for the third quarter of 2003, compared to $2.4 million for the corresponding period in 2002.

PMI Capital Corporation

The results for PMI Capital Corporation include international mortgage insurance operations, title insurance and equity in earnings from Fairbanks Capital, RAM Re and Truman. The following table presents the components of net income for PMI Capital Corporation:

	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
	(Dollars in millions)
International mortgage insurance	$23.7	$54.5	$10.3	$35.4
Equity in earnings of strategic investments after tax	(17.1)	(8.5)	7.6	19.8
Title insurance	4.7	10.8	4.1	9.7

Net income in accordance with GAAP*	$11.4	$56.8	$22.1	$64.9

*	Certain amounts do not total due to rounding.

International Mortgage Insurance Operations

International mortgage insurance operations reported third quarter net income of $23.7 million compared to $10.3 million for the corresponding period in 2002. The increase is primarily the result of the release of loss reserves in PMI Australia, an increase in premiums earned and investment income as well as the weakening of the U.S. dollar. The impact of the change in foreign exchange rates on net income was an increase of $3.0 million for the three months ended September 30, 2003 and $5.0 million for the nine months ended September 30, 2003 based on the exchange rates at December 31, 2002.

Premiums written for the third quarter of 2003 totaled $37.1 million compared to $20.8 million for the corresponding period in 2002. The increase was the result of the high volumes of traditional primary insurance written and mortgage-backed securities insurance written by PMI Australia. New insurance written totaled $7.2 billion and $16.5 billion for the three and nine months ended September 30, 2003, respectively, compared to $4.1 billion and $11.3 billion in the corresponding periods of 2002. The strong levels of premiums written and new insurance written was driven by strong mortgage market activity in Australia and the opportunities created by a reduction in the number of market participants underwriting mortgage insurance compared to the corresponding periods in 2002.

Losses and loss adjustment expenses (benefit) for the three and nine months ended September 30, 2003 was a benefit of ($6.6) million and ($6.7) million, respectively, compared to $2.7 million and $6.0 million for the corresponding periods in 2002. For the three and nine months ended September 30, 2003, we released $8.0 million and $11.1 million of loss reserves (excluding the balance sheet impact of changes in foreign exchange rates), respectively. The reduction in loss reserves was a result of the declining trend in the number of delinquent loans and claims paid by PMI Australia.

PMI Australia continued to benefit from strong economic conditions. Delinquent loan inventory declined to 1,403 from 1,660 at June 30, 2003 and 2,176 at December 31, 2002 as new delinquencies reported slowed. For the three and nine months ended September 30, 2003, claims paid totaled 52 and 189, respectively, compared to 123 and 409 for the corresponding periods in 2002. The decline in the delinquent loan inventory and the number of claims paid was primarily due to strong home price appreciation and the overall strength of the Australian economy.

Primary insurance in force for PMI Australia was $74.5 billion at September 30, 2003 compared to $50.6 billion at September 30, 2002. The increase was primarily attributable to the strong levels of new insurance written.

In October 2003, PMI Europe entered into a definitive agreement to acquire the U.K. lenders’ mortgage insurance portfolio from Royal & Sun Alliance Insurance Group plc, or R&SA. The portfolio to be acquired consists of U.K. residential mortgage loans originated in 1993 and subsequent years. The portfolio covers approximately $15 billion of original insured principal value and approximately $2 billion of remaining exposure. R&SA will transfer all loss reserves, unearned premium reserves and central provisions associated with the portfolio to PMI Europe totaling approximately $54.6 million as of July 1, 2003. Included in the reserves to be transferred is approximately $23.3 million in unearned premium reserve. R&SA has also agreed to provide excess-of-loss reinsurance to PMI Europe and TPG Re with respect to the acquired portfolio. Under the terms of the agreement, R&SA and PMI Europe have an agreement to share the economic benefits if loss performance is better than expected. The acquisition is subject to U.K. regulatory approval, which is anticipated to take approximately six to nine months, and other customary conditions. TPG Re, the parent of PMI Europe, has agreed to reinsure the R&SA portfolio to be acquired on a 100% quota share basis during the regulatory approval process. PMI Europe has guaranteed the obligations of TPG Re under the reinsurance arrangement.

In September 2003, PMI Europe completed its largest German credit enhancement transaction to date with the assumption of approximately $25.3 million of first-loss credit risk on the unrated tranche of a German residential mortgage-backed security. The pool of residential mortgages insured amounts to approximately $1.2 billion.

Mortgage credit default swap guarantees in force for PMI Europe was $12.8 billion at September 30, 2003 compared to $8.6 billion at June 30, 2003, an increase of 49%.

Strategic Investments

On August 4, 2003, we announced that we were the lead investor in a group of co-investors that had agreed to acquire FGIC from GECC. We continue to expect that the transaction will close by December 31, 2003.

The following table presents equity in earnings of strategic investments data for PMI Capital Corporation:

	Three Months Ended September 30, 2003		Nine Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2002
	(Dollars in millions)
Fairbanks Capital	$(20.9	)(1)	$(14.2)	$6.6	$14.9
RAM Re	1.3		2.7	1.2	3.2
Truman	2.3		4.5	1.1	4.1

Total (pre-tax)*	$(17.3)		$(6.9)	$8.9	$22.1

*	Certain amounts do not total due to rounding.
(1)	Includes settlement and related charges of $19.1 million accrued in the third quarter of 2003.

PMI’s equity in earnings (loss) before tax of Fairbanks Capital, RAM Re and Truman was approximately ($17.3) million for the three months ended September 30, 2003 and ($6.9) million for the nine months ended September 30, 2003 compared to $8.9 million and $22.1 million for the corresponding periods in 2002.

The decrease in equity in earnings was primarily a result of losses attributable to Fairbanks. Fairbanks’ loss for the quarter was largely a result of its recording aggregate expenses of approximately $55 million before tax in connection with the FTC and HUD proposed settlement, the related estimated costs of such settlement, estimated costs of potential settlements of certain of the putative class actions and the estimated costs and fines relating to certain pending state regulatory actions. Our proportionate share of such expected aggregate expenses was $17.8 million after tax.

Fairbanks has reached a proposed settlement of the potential FTC and HUD civil charges. If approved by the FTC Commissioners and HUD, the proposed settlement will resolve both the FTC and HUD civil investigations. The terms of the proposed settlement require changes in Fairbanks’ operations and the creation of a $40 million fund for the benefit of consumers allegedly harmed by Fairbanks. We expect to guarantee or fund approximately two-thirds of Fairbanks’ obligations under a $30 million letter of credit to be obtained by Fairbanks to fund a portion of the $40 million fund. Implementation of any settlement approved by the FTC and HUD will be subject to obtaining necessary court approvals.

The recording of expenses and liabilities by Fairbanks in connection with the proposed settlement and related matters referred to above could lead to events of default under Fairbanks’ existing credit arrangements. Although Fairbanks is seeking confirmation that the recording will not result in any event of default, we cannot assure you that this confirmation will be obtained.

In connection with the proposed settlement reached by Fairbanks, we evaluated our total investment in Fairbanks Capital of approximately $144.6 million consisting of $119.4 million book value of equity investment and $25.2 million of related party receivables as of September 30, 2003 and determined that there was no other than temporary decline in the carrying value and, accordingly, we have not recognized an impairment charge with respect to our total investment. We will monitor Fairbanks’ business prospects, the status of regulatory and litigation matters involving Fairbanks and developments in Fairbanks’ negotiations with its lenders. We will continue to evaluate our investment balance for potential impairment in accordance with generally accepted accounting principles.

During October 2003, we guaranteed approximately $7 million of obligations owed by Fairbanks to its principal lenders in connection with the refinancing of amounts owed to another creditor.

Our equity in earnings for the third quarter of 2003 from RAM Re increased to $1.3 million from $1.2 million compared to the third quarter of 2002, but declined to $2.7 million for the nine months ended September 30, 2003 from $3.2 million compared to the corresponding period in 2002. The increase in the third quarter of 2003 was due to the increase in our investment in RAM Re partially offset by $1.9 million of other than temporary impairments to their investment portfolio (our share is $0.3 million after tax). The results for the nine months ended September 30, 2003 were caused by RAM Re’s $4.1 million increase to its provisions for losses in the first quarter, following similar action taken by the primary insurers reinsured by RAM Re in connection with securities they have insured. Our share of the increase to loss provisions was $1.0 million.

Equity in the earnings of Truman was $2.3 million and $4.5 million, respectively, for the three and nine months ended September 30, 2003 compared to $1.1 million and $4.1 million for the corresponding periods in 2002.

Effective September 30, 2003, we sold our ownership interest in Truman for $6.5 million resulting in a $2.3 million after-tax capital loss. Including our initial investment in Truman, we contributed an aggregate of

$13.6 million in capital to Truman to date and received $8.3 million in capital distributions and $6 million in distributed earnings prior to the sale of this investment.

Title Insurance

Our title insurance operations reported net income of $4.7 million for the third quarter of 2003 compared to $4.1 million for the corresponding period in 2002. Premiums earned increased to $79.6 million for the third quarter of 2003 from $63.4 million for the corresponding period in 2002. Other underwriting and operating expenses increased to $71.9 million for the third quarter of 2003 from $56.8 million for the corresponding period in 2002. Losses and loss adjustment expense totaled $5.0 million for the third quarter of 2003 compared to $3.2 million for the corresponding period in 2002. The increases in premiums earned and total expenses were a result of the high level of business activity as well as a change in the mix of business between direct and agency business throughout the year.

Other

Our other business segment, which consists of revenue and expenses of the holding company, equity in earnings from unconsolidated subsidiaries other than CMG, and contract underwriting operations, had a net loss of $26.8 million for the three months ended September 30, 2003 and $32.7 million for the nine months ended September 30, 2003 compared to net income of $1.3 million and net loss of $0.6 million for the corresponding periods in 2002. The results were caused primarily by a decrease in our equity in earnings of Fairbanks, partially offset by an increase in contract underwriting fees from the comparable periods.

Other underwriting and operating expenses were $21.7 million for the three months ended September 30, 2003 and $63.0 million for the nine months ended September 30, 2003, compared to $19.5 million and $50.6 million for the corresponding periods in 2002. The increase was primarily due to greater contract underwriting expenses related to higher loan volume.

The Offering

Shares offered	5,000,000 shares

Shares to be outstanding after the offering	93,821,907 shares

New York Stock Exchange symbol	“PMI”

Use of proceeds

We expect to use the net proceeds from this offering and our concurrent offering of Units to fund a portion of our investment in FGIC Corporation. See “The FGIC Transaction”. We expect to use any remaining proceeds from this offering and our concurrent offering of Units not applied to that purpose for working capital and general corporate purposes. If the FGIC Corporation acquisition is not consummated, we expect to use the net proceeds from this offering and our concurrent offering of Units for working capital and other general corporate purposes, including potential acquisitions. See “Use of Proceeds”.

The share numbers above include 88,821,907 shares outstanding as of June 30, 2003. The share numbers above exclude shares of common stock issuable upon settlement of the Units we are concurrently offering. The share numbers above also exclude, as of June 30, 2003:

•	4,257,392 shares issuable upon exercise of outstanding stock options;

•	6,727,038 shares available for future grant under our equity incentive plan;

•	174,393 shares issuable under our officers deferred compensation plan;

•	38,136 shares issuable under our employee stock purchase plan; and

•	approximately 8,153,280 shares issuable upon conversion of our 2.50% convertible debentures.

The Concurrent Offering

In addition to the shares of common stock offered by this prospectus supplement, we are concurrently offering 12,000,000 Units by a separate prospectus supplement, plus up to an additional 1,800,000 Units if the underwriters for that offering exercise their option to purchase additional Units. Each Unit will consist of a contract to purchase shares of our common stock and, initially, a 3.0% senior note due November 15, 2008, and each Unit will have a stated value of $25. Assuming that the underwriters for that offering do not exercise their option to purchase additional Units, on or before November 15, 2006, we may issue between 6,333,600 and 7,854,000 shares of our common stock (depending on the applicable market value of our common stock) in settlement of the purchase contracts comprising a portion of the Units. This offering of common stock and the Units offering are contingent upon each other.

Our Summary Consolidated Financial and Operating Data

The following table presents our summary consolidated financial and operating data. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement as well as our consolidated financial statements and related notes included in this prospectus supplement and incorporated by reference in the accompanying prospectus. The consolidated statements of operations data set forth below for the years ended December 31, 2002, 2001 and 2000 and the consolidated balance sheets data as of December 31, 2002 and 2001 are derived from our audited consolidated financial statements that are included in this prospectus supplement. The consolidated balance sheet data as of December 31, 2000 are derived from our audited consolidated financial statements not included in this prospectus or incorporated by reference into the accompanying prospectus. Certain operating and statutory data of The PMI Group, which have been derived from our statutory financial statements, are also presented.

The consolidated financial data set forth below as of June 30, 2003 and 2002 and for the six months ended June 30, 2003 and 2002 are derived from our unaudited condensed consolidated financial statements included in this prospectus supplement and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our consolidated financial position at those dates and consolidated results of operations for those periods. The historical financial information may not be indicative of our future performance.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
	(Dollars in thousands, except per share data or as otherwise noted)
Consolidated Statement of Operations Data:
Net premiums written	$481,055	$464,454	$919,260	$757,839	$639,062

Premiums earned	$475,429	$437,131	$904,510	$754,771	$634,362
Interest and dividend income	68,679	64,748	123,062	131,834	107,556
Equity in earnings of unconsolidated subsidiaries	14,502	19,776	44,225	18,788	11,880
Net realized investment gains (losses)	3,403	(2,039)	1,329	11	432
Other income	31,476	19,993	48,236	31,559	8,342

Total revenues	593,489	539,609	1,121,362	936,963	762,572
Total losses and expenses	371,019	305,346	650,572	489,997	388,706

Income before income taxes and extraordinary item and cumulative effect of a change in accounting principle (1)	222,470	234,263	470,790	446,966	373,866
Income tax	63,405	68,890	131,745	134,949	113,654
Extraordinary loss on early extinguishment of debt, net of income tax benefit of $2,588	—	—	—	(4,805)	—
Cumulative effect of a change in accounting principle (1)	—	7,172	7,172	—	—

Net income	$159,065	$172,545	$346,217	$307,212	$260,212

Net income per share (2):
Basic	$1.79	$1.92	$3.85	$3.46	$2.94
Diluted	$1.77	$1.88	$3.79	$3.39	$2.89
Average shares outstanding (in thousands) (2):
Basic	88,922	89,768	89,843	88,887	88,507
Diluted	89,835	91,844	91,380	90,668	90,037
Consolidated Balance Sheet Data:
Total assets	$3,828,360	$3,303,461	$3,517,049	$2,989,952	$2,392,657
Reserve for losses and loss adjustment expenses	$364,692	$334,718	$350,841	$314,590	$295,089
Long-term debt	$422,950	$422,950	$422,950	$422,950	$136,819
Preferred capital securities	$48,500	$48,500	$48,500	$48,500	$99,109
Shareholders’ equity	$2,429,677	$2,013,813	$2,193,833	$1,786,688	$1,499,211
PMI Operating and Statutory Data:
Number of policies in force	834,207	897,407	874,202	882,846	820,213
Default rate (3)	4.12%	3.31%	4.18%	2.86%	2.21%
Persistency (4)	46.3%	60.3%	56.2%	62.0%	80.3%
Direct primary insurance in force (in millions) (5)	$103,506	$109,310	$107,579	$109,158	$96,914
Direct primary risk in force (in millions) (6)	$24,089	$25,628	$25,188	$25,772	$23,559
Statutory capital (7)	$2,291,890	$2,136,189	$2,192,712	$1,900,709	$1,617,519
Risk-to-capital ratio (8)	10.3:1	11.8:1	11.3:1	13.0:1	14.1:1
U.S. Mortgage Insurance Operating Ratios (9):
Loss ratio (10)	34.2%	23.0%	24.5%	18.1%	18.5%
Expense ratio (11)	24.8	24.9	25.5	25.5	26.7

Combined ratio (12)	59.0%	47.9%	50.0%	43.6%	45.2%

Loss ratio	34.2%	23.0%	24.5%	18.1%	18.5%
Net expense ratio (13)	24.8	22.1	21.9	25.5	25.5

Net combined ratio (12)	59.0%	45.1%	46.4%	43.6%	44.0%

(1)	Effective January 1, 2002, we adopted SFAS No. 141, Business Combinations (“SFAS No. 141”), and SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, any unamortized negative goodwill related to an excess of fair value over cost arising from business combinations completed before July 1, 2001 must be written off and recognized as a cumulative effect of a change in accounting principle upon the adoption of SFAS No. 142. Accordingly, we realized a $7.2 million gain for the remaining balance of negative goodwill in the first quarter of 2002, which was originally recorded in connection with the acquisition of PMI Mortgage Insurance Ltd in 1999.
(2)	Per share data and shares outstanding have been adjusted to reflect our 2-for-1 stock split on June 17, 2002.
(3)	Default rate is the percentage of insured loans in force which are in default at any given date.
(4)	Persistency, as of any date, is the percentage of insurance policies in force 12 months prior to such date which remain in force on such date.
(5)	Direct primary insurance in force is the current principal balance of all mortgage loans on which primary insurance is in force.
(6)	Direct primary risk in force is the dollar amount equal to the product of each insured mortgage loan’s current principal balance multiplied by such loan’s coverage percentage.
(7)	Statutory capital is the sum of policyholders’ surplus and contingency reserves calculated in accordance with statutory accounting practices. This total is used in the calculation of the risk-to-capital ratio.
(8)	Risk-to-capital ratio is net risk in force (after giving effect to qualified reinsurance and reserves) divided by statutory capital.
(9)	The U.S. mortgage insurance operating ratios are presented using financial information based on generally accepted accounting principles in the United States, or GAAP, as well as based on financial information that excludes specified charges as described in footnote 13 below.
(10)	Loss ratio is the ratio (expressed as a percentage) of (1) incurred losses to (2) net premiums earned.
(11)	Expense ratio is the ratio (expressed as a percentage) of (1) underwriting expenses to (2) net premiums written. The expense ratio is a key indicator of an insurer’s efficiency of administration. Generally, the lower the expense ratio, the more cost efficient the insurer is in managing its business.
(12)	Combined ratio is the sum of the loss ratio and the expense ratio and net combined ratio is the sum of the loss ratio and the net expense ratio. These combined ratios are principal indicators of a private mortgage insurer’s profitability. With respect to any year, the lower the combined ratios, the higher an insurer’s earnings from its insurance underwriting activities. Combined ratios of less than 100% indicate an underwriting profit for such year.
(13)	The net expense ratio is derived in the same manner as our GAAP-basis expense ratio as described in footnote 11, except that the net expense ratio excludes certain expenses that we consider not to be incurred in the normal course of our insurance business. Set forth below is a reconciliation of our underwriting expenses, determined in accordance with GAAP, and our underwriting expenses, excluding these items. Management believes that the net expense ratio provides a useful basis on which to compare our core operating performance from period to period. Although we incur lease abandonment and relocation expenses and litigation expenses from time to time in the course of operating our business, we believe that such expenses can mask underlying trends in the efficiency of our insurance operations and believe that providing the expense ratio calculated using expenses that management believes to be more closely related to the efficiency of our core insurance operations is helpful additional disclosure. The expense ratio calculated on this basis is not intended to be, and should not be considered to be, a substitute for the expense ratio calculated using expenses determined in accordance with GAAP.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)
	(Dollars in thousands, except per share data)
Total expenses	$72,789	$79,989	$155,156	$137,208	$131,700
Non-operating expenses
Lease abandonment and relocation costs	—	9,280	9,280	—	—
Litigation settlement charge	—	—	12,222	—	5,700

Non-operating expenses	—	9,280	21,502	—	5,700

Net expenses excluding non-operating expenses	$72,789	$70,709	$133,654	$137,208	$126,000

Expense ratio	24.8%	24.9%	25.5%	25.5%	26.7%
Lease abandonment and relocation costs	—	2.8	1.5	—	—
Litigation settlement charge	—	—	2.1	—	1.2

Net expense ratio—as reported	24.8%	22.1%	21.9%	25.5%	25.5%

Our Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined financial statements of The PMI Group, Inc. give effect to the completion of the acquisition of FGIC Corporation, the completion of our common stock offering and of our Units offering and related transactions described in these pro forma financial statements. The information set forth herein should be read together with our consolidated financial statements and related notes, the consolidated financial statements and related notes of FGIC Corporation and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, all included in this prospectus supplement.

The unaudited pro forma condensed combined balance sheet as of June 30, 2003 assumes that these transactions occurred on June 30, 2003 and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2003 and the year ended December 31, 2002 assume that these transactions were completed as of the first day of the periods presented.

The pro forma adjustments are based on preliminary estimates which are derived from available information and certain assumptions. The pro forma financial statements do not purport to represent what our consolidated financial condition or results of operations actually would have been if these transactions had occurred on the dates indicated or what such results will be for any future date or future periods. The pro forma financial statements are based on the historical consolidated financial statements of The PMI Group and the historical consolidated financial statements of FGIC Corporation, giving effect to the acquisition under the purchase method of accounting and the assumptions, estimates and adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

The PMI Group, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of June 30, 2003
	As Reported	Adjustments		Pro forma
	(Dollars in thousands except per share data)
Assets
Investments-available for sale at fair value	2,636,455			2,636,455
Cash and cash equivalents	315,932	(147,150	)(a)	168,782
Investments in unconsolidated subsidiaries	331,695	636,118	(b)	967,813
Accrued investment income	36,345			36,345
Deferred policy acquisition costs	91,573			91,573
Premiums and reinsurance receivables	111,714			111,714
Property and equipment, net of accumulated depreciation	183,594			183,594
Accounts receivable affiliates	28,158			28,158
Other assets	92,894	7,800	(c)	100,694

Total assets	$3,828,360			$4,325,128

Liabilities
Reserves for losses and loss adjustment expenses	$364,692			$364,692
Unearned premiums	267,606			267,606
Long-term debt	422,950	300,000	(d)	722,950
Reinsurance payable	34,082			34,082
Deferred income taxes	99,287	1,261	(e)	100,548
Other liabilities and accrued expense	161,566	26,827	(f)	188,393

Total liabilities	1,350,183			1,678,271

Commitments and contingencies
Company-obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely junior subordinated deferrable interest debenture of the Company	48,500			48,500
Shareholders’ Equity
Common stock-$0.01 par value; 250,000,000 shares authorized, 105,587,554 shares issued and 110,587,554 shares issued (pro forma)	1,056	50	(g)	1,106
Additional paid-in capital	267,234	151,873	(f)(g)	419,107
Treasury stock, at cost (16,765,647 shares)	(357,098)			(357,098)
Retained earnings	2,304,125	16,757	(h)	2,320,882
Accumulated other comprehensive income, net of deferred taxes	214,360			214,360

Total shareholders’ equity	2,429,677			2,598,357

Total liabilities, mandatorily redeemable preferred securities and shareholders’ equity	$3,828,360			$4,325,128

The PMI Group, Inc.

Unaudited Pro Forma Condensed Combined Statements of Operations

	For the Six Months Ended June 30, 2003				For the Year Ended December 31, 2002
	As Reported	Adjustments		Pro forma	As Reported	Adjustments		Pro forma
	(Dollars in thousands)
Revenues
Premiums earned	$475,429			$475,429	$904,510			$904,510
Interest and dividend income	68,679	(3,826	)(i)	64,853	123,062	(8,240	)(i)	114,822
Equity in earnings of unconsolidated subsidiaries	14,502	43,041	(j)	57,543	44,225	79,798	(j)	124,023
Net realized investment gains and other	34,879			34,879	49,565			49,565

Total revenues	593,489			632,704	1,121,362			1,192,920

Losses and Expenses
Losses and loss adjustment expenses	114,113			114,113	167,263			167,263
Amortization of deferred policy acquisition costs	44,074			44,074	83,393			83,393
Other underwriting and operating expenses	203,328			203,328	355,809			355,809
Lease abandonment and litigation settlement costs	—			—	24,405			24,405
Interest expense	7,843	5,641	(k)	13,484	15,672	11,222	(k)	26,894
Distributions on mandatorily redeemable preferred securities	1,661			1,661	4,030			4,030

Total losses and expenses	371,019			376,660	650,572			661,794

Income before income taxes and cumulative effect of change in accounting principle	222,470			256,044	470,790			531,126
Income tax expense	63,405	84	(l)	63,489	131,745	(456	)(l)	131,289

Income before cumulative effect of a change in accounting principle	159,065			192,555	339,045			399,837
Cumulative effect of a change in accounting principle	—			—	7,172			7,172

Net income	$159,065			$192,555	$346,217			$407,009

Note 1.	FGIC Corporation Acquisition and Pro Forma Adjustments

On August 4, 2003, we announced that The PMI Group, Inc. is the strategic investor in a group of investors, or the Investor Group, that has entered into a definitive agreement to acquire Financial Guaranty Insurance Company, or FGIC, together with its immediate holding company, FGIC Corporation, from General Electric Capital Corporation, or GECC. The aggregate value to be received by GECC is currently estimated at approximately $2.16 billion, consisting of three components: a cash purchase price, dividends to be paid by FGIC Corporation to a subsidiary of GECC prior to closing, and retention by GECC of certain securities of FGIC Corporation. The cash purchase price to be paid is approximately $1.6 billion. The pre-closing dividends to be paid by FGIC Corporation to a subsidiary of GECC are currently estimated to total $260 million. The actual aggregate amount of the dividends depends on FGIC’s net income, adjusted to exclude certain items, from January 1, 2003 to closing. If FGIC Corporation is unable to declare a dividend in an amount equal to its adjusted net income for that period, the members of the Investor Group must fund specified portions of the shortfall. The $1.6 billion cash purchase price and any dividend shortfall will be funded by equity commitments from the Investor Group and $225 million of debt to be issued by FGIC Corporation. In addition, GECC will hold subsequent to closing FGIC Corporation preferred stock with an aggregate liquidation preference of $235 million, with the remaining transaction value to GECC represented by the retention by GECC of approximately five percent of the common stock of FGIC Corporation.

Upon closing of the acquisition of FGIC Corporation by the Investor Group, the assets and liabilities of FGIC Corporation will be recorded at fair value as required by the application of purchase accounting. The purchase accounting adjustments will be recorded at the FGIC Corporation entity level. This practice is commonly referred to as push down accounting. The primary purchase accounting adjustments to FGIC Corporation’s balance sheet are an increase in unearned premiums of $137.1 million, the write off of deferred acquisition costs of $77.6 million and the write off of resulting negative goodwill of $66 million. Our 42% share of the write off of negative goodwill is recognized as an increase to our retained earnings, net of tax, in the pro forma balance sheet in accordance with pro forma rules, but is not reflected in our pro forma statements of operations. The most significant pro forma adjustments to FGIC Corporation’s balance sheet are the expected issuance by FGIC Corporation at closing of preferred stock with an aggregate liquidation preference of $235 million, the expected issuance by FGIC Corporation at closing of $225 million aggregate principal amount of debt and the reduction of cash and cash equivalents in connection with the projected dividend payments to GECC. The most significant pro forma adjustments to FGIC Corporation’s consolidated income statements are the reversal of the goodwill impairment of $19.2 million recorded by FGIC Corporation during the six months ended June 30, 2003, the reduction to FGIC Corporation’s interest income due to the reduction of cash and investment securities used to pay the projected dividends, payment of interest expense on the debt expected to be issued by FGIC Corporation at closing and payments of dividends on the preferred stock to be retained by GECC in connection with the acquisition.

Historically, FGIC Corporation and FGIC have not operated as a stand-alone business, but as a part of GECC, and their consolidated financial statements are based on the historical assets, liabilities, sales and expenses of FGIC Corporation’s businesses, and the allocation of a portion of GECC’s expenses. The unaudited pro forma condensed combined financial statements do not include any adjustments to reflect what FGIC Corporation’s consolidated results of operations and financial position would have been had FGIC Corporation and FGIC operated as a separate, stand-alone business for the periods presented.

A summary of the pro forma adjustments to FGIC Corporation’s consolidated income statements is set forth below:

	For the Six Months Ended June 30, 2003	For the Year Ended December 31, 2002
Net income of FGIC Corporation, as reported	$92,063	$217,044
Reversal of goodwill impairment	19,212	—
Incremental earnings from the write up of the unearned premiums	8,580	8,970
Decrease in interest income due to reduction of cash and amortization of unrealized gain adjustment	(11,223)	(22,446)
Reversal of amortization of deferred acquisition costs	5,591	9,920
Management fee expense	(1,625)	(3,250)
Interest expense on issued debt	(4,661)	(9,324)

Adjusted FGIC Corporation net income	107,937	200,914
Distributions to preferred stockholder	(8,078)	(16,156)

Net income available to common stockholders	99,859	184,758
PMI ownership interest in common equity	42%	42%

PMI proportionate share of FGIC Corporation net income available to common stockholders	41,941	77,598

PMI proportionate share of management fee	1,100	2,200

Total	$43,041	$79,798

The purchase accounting adjustments to FGIC Corporation’s consolidated balance sheet were calculated based on data as of June 30, 2003. A reduction in the fair value of FGIC Corporation’s consolidated net assets after June 30, 2003, including any reduction in the fair value of FGIC Corporation’s investment portfolio as a result of changes in interest rates or otherwise, would reduce or, potentially, eliminate negative goodwill and could create intangible assets that could be required to be amortized over varying periods.

Note 2.	Description of Pro Forma Adjustments

The following adjustments were made to our consolidated financial statements as of and for the six months ended June 30, 2003 and for the year ended December 31, 2002 to reflect the transactions:

(a)	The net reduction in cash and cash equivalents reflects the use of cash in the approximate amount of $607 million related to the funding of our investment in FGIC Corporation and our proportionate share, estimated to be $11.1 million, of the initial capital contribution to be made by the Investor Group to FGIC Corporation to fund expenses incurred in connection with the acquisition. The use of cash is partially offset by the estimated net proceeds of $471.0 million we expect to raise in our offering of common stock and our offering of Units.

(b)	Represents our investment in FGIC Corporation estimated to be $607 million and our proportionate share, estimated to be $11.1 million, of the initial capital contribution to be made by the Investor Group to FGIC Corporation to fund expenses incurred in connection with the acquisition. The adjustment includes $18 million representing our 42% share of the write off of the negative goodwill, estimated to be $66 million pre-tax, that will be recognized as an increase to retained earnings in connection with the proposed investment. For purposes of this adjustment, we have assumed that the Investor Group is not required to fund any dividend shortfall in connection with the acquisition of FGIC Corporation. The circumstances under which such a dividend shortfall may be required to be paid are described under Note 1. The adjustment includes the net effect of an initial capital contribution of approximately $11 million to be made by us to FGIC Corporation and the related payment immediately thereafter by FGIC Corporation to us of such amount as a return of capital.

(c)	Represents our estimated capitalized debt issuance costs expected to be incurred in connection with our issuance of the senior notes forming a part of the Units offered in our Units offering.

(d)	Represents the proposed issuance of $300 million aggregate principal amount of senior notes forming a part of the Units offered in our Units offering.

(e)	Represents the tax effect of our 42% share of the write off of negative goodwill, estimated to be $66 million pre-tax.

(f)	Represents the present value of the quarterly contract adjustment payments payable in respect of the purchase contracts forming a part of the Units offered in our Units offering, discounted to the assumed date of issuance using a discount rate of 3.10% per annum.

(g)	Represents estimated net proceeds from our offering of common stock of approximately $180.7 million, after deducting estimated underwriting discounts and commissions and estimated expenses of the offering, partially offset by the discounted value of approximately $26.8 million, described in adjustment (f), of the contract adjustment payments payable in respect of the purchase contracts forming a part of the Units and by the estimated issuance costs allocable to the purchase contracts of approximately $1.95 million.

(h)	Represents our 42% share of the write off of negative goodwill, estimated to be $66 million, net of taxes, that will be recognized as an increase to retained earnings.

(i)	Represents the estimated reduction of interest income due to the use of cash in connection with the acquisition of FGIC Corporation computed based on an annualized pre-tax yield of 5.2% for the six months ended June 30, 2003 and 5.6% for the year ended December 31, 2002.

(j)	Represents our 42% interest in FGIC Corporation’s net income available to common stockholders, including the effects, net of taxes, of the purchase accounting adjustments discussed in Note 1 above.

(k)	Primarily represents estimated interest expense on the $300 million aggregate principal amount of our senior notes forming part of the Units offered in our Units offering. The remainder of the adjustment relates to the amortization of related debt issuance costs and of the discounted present value of the contract adjustment payments payable in respect of the purchase contracts that form part of the Units offered in our Units offering, discussed in adjustment (f).

(l)	Income tax expense assumes a 7% tax rate applicable to our equity earnings of FGIC Corporation for the applicable period and a 35% effective tax rate for our other pro forma adjustments.

FGIC Corporation Summary Consolidated Financial and Operating Data

The following table presents FGIC Corporation summary consolidated financial and operating data. The information set forth below should be read together with FGIC Corporation’s consolidated financial statements and related notes included in this prospectus supplement. The consolidated statements of income data set forth below for the years ended December 31, 2002, 2001 and 2000 and the consolidated balance sheets data as of December 31, 2002 and 2001 are derived from FGIC Corporation’s audited consolidated financial statements that are included in this prospectus supplement. The consolidated financial data set forth below as of June 30, 2003 and for the six months ended June 30, 2003 and 2002 are derived from FGIC Corporation’s unaudited condensed consolidated financial statements included in this prospectus supplement and, in the opinion of FGIC Corporation management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of FGIC Corporation’s consolidated financial position at those dates and consolidated results of operations for those periods. FGIC Corporation and FGIC have not operated as a stand-alone business, but as a part of GECC. The historical financial information may not reflect what FGIC Corporation’s results of operations and financial position would have been had FGIC Corporation operated as a separate, stand-alone business for the periods presented or be indicative of FGIC Corporation’s future performance including upon consummation of the acquisition of FGIC Corporation.

	As of and for the Six Months Ended June 30,			As of and for the Years Ended December 31,
	2003		2002	2002	2001	2000
	(unaudited)
	(Dollars in thousands except as otherwise noted)
Consolidated Statement of Income Data:
Net premiums written	$145,966		$102,382	$205,977	$135,862	$84,141

Net premiums earned	$76,328		$62,603	$134,897	$102,482	$80,083
Net investment income	59,978		58,179	119,595	126,900	135,523
Net realized gains	30,382		30,432	68,546	77,043	21,929
Other income	4,357		4,927	5,313	1,896	—

Total revenues	171,045		156,141	328,351	308,321	237,535
Total expenses	48,549	(1)	14,326	35,780	29,196	34,406

Income before taxes	122,496		141,815	292,571	279,125	203,129
Income taxes	30,433		35,145	75,527	65,894	35,643

Net income	$92,063		$106,670	$217,044	$213,231	$167,486

Consolidated Balance Sheet Data:
Total invested assets	$3,089,610		*	$2,868,616	$2,602,181	*
Total assets	$3,441,673		*	$3,247,009	$2,877,385	*
Loss and loss adjustment expense reserves	$52,177		*	$47,868	$48,855	*
Stockholders’ equity	$2,413,104		*	$2,287,946	$2,006,471	*

Other Data:
Net insurance in force (in millions)(2)	337,703.9		302,105.7	316,988.3	297,492.9	261,088.6
Qualified statutory capital (in millions)(3)	2,162.0		2,035.8	2,048.6	1,939.7	1,913.4
Policyholders’ leverage (risk-to-capital ratio)(4)	156.2		148.4	154.7	153.4	136.5

Operating Ratios:
Loss ratio(5)	4.8%		(6.5)%	0.4%	1.7%	4.4%
Expense ratio(6)	32.2		20.9	21.6	21.4	34.2

Combined ratio(7)	37.0%		14.4%	22.0%	23.1%	38.6%

*  Not presented.

(1)	Total expenses for the six months ended June 30, 2003 includes the write-off of $19.2 million of goodwill relating to GECC’s acquisition of FGIC Corporation in 1989. As negotiations concerning the sale of FGIC Corporation commenced and progressed, FGIC Corporation determined this goodwill had become impaired.
(2)	The entire amount of insurance obligations, principal and interest, net of reinsurance currently outstanding under policies written to date.
(3)	The sum of our capital and surplus plus contingency reserves reported under statutory accounting practices.
(4)	Ratio of net in force principal and interest insured to qualified statutory capital.
(5)	Ratio of the sum of loss and loss adjustment expenses incurred to net premiums earned on a GAAP basis.
(6)	Ratio of net expenses (policy acquisition costs and other expenses) to net premiums earned on a GAAP basis.
(7)	The sum of the loss ratio and the expense ratio.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline substantially.

This prospectus supplement and documents incorporated by reference into the accompanying prospectus also contain forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of a number of factors, including the risks described below and elsewhere in this prospectus supplement or in the documents incorporated by reference in the accompanying prospectus.

Risks Related to Our Business

General economic factors have adversely affected and may continue to adversely affect PMI’s loss experience and demand for mortgage insurance.

PMI’s losses result from borrowers’ inability to continue to make mortgage payments. The amount of any loss depends in part on whether the home of a borrower who defaults on a mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. PMI’s loss experience has materially increased over the past year. For example, PMI’s primary claims paid increased 58% to 3,510 primary claims paid for the six months ended June 30, 2003 from 2,224 primary claims paid for the six months ended June 30, 2002 and PMI’s total losses and loss adjustment expenses increased 46% to $103.1 million for the six months ended June 30, 2003 from $70.6 million for the six months ended June 30, 2002. We believe that PMI’s loss experience has increased and could continue to materially increase as a result of one or more of the following:

•	national or regional economic recessions;

•	declining values of homes;

•	higher unemployment rates;

•	deteriorating borrower credit;

•	interest rate volatility;

•	war, terrorist activity or political instability; or

•	combinations of these factors.

These factors could also materially reduce demand for housing and, consequently, demand for mortgage insurance. The United States has experienced an economic downturn. If this economic downturn continues or worsens, our loss experience could suffer and demand for mortgage insurance could decline.

If interest rates decline, home values increase or mortgage insurance cancellation requirements change, the length of time that PMI’s policies remain in force and our revenues could decline.

A significant percentage of the premiums PMI earns each year is generated from insurance policies written in previous years. As a result, the length of time that insurance remains in force is an important determinant of PMI’s revenues. Under certain of PMI’s master policies, the policy owner or servicer of the loan may cancel insurance coverage at any time. In addition, the Homeowners Protection Act of 1998 provides for the automatic termination or cancellation of mortgage insurance upon a borrower’s request if specified conditions are satisfied. Factors that tend to reduce the length of time that PMI’s insurance remains in force include:

•	current mortgage interest rates falling below the rates on the mortgages underlying PMI’s insurance in force, which frequently results in borrowers refinancing their mortgages and canceling their existing mortgage insurance;

•	appreciation in home values experienced by the homes underlying the mortgages of the insurance in force, which can result in the cancellation of mortgage insurance; and

•	changes in the mortgage insurance cancellation policies of mortgage lenders and investors.

If the volume of low down payment home mortgage originations declines, the amount of insurance that PMI writes could also decline, which could result in a decline in our future revenue.

The factors that affect the volume of low down payment mortgage originations include:

•	the level of home mortgage interest rates;

•	the health of the domestic economy as well as regional and local economic conditions;

•	consumer confidence, which may be adversely affected by economic instability, war or terrorist events;

•	housing affordability;

•	population trends, including the rate of household formation;

•	the rate of home price appreciation, which in times of heavy refinancing affects whether refinance loans have loan-to-value ratios that require private mortgage insurance; and

•	government housing policy encouraging loans to first-time homebuyers.

A decline in the volume of low down payment housing could reduce the demand for private mortgage insurance and consequently, our revenues.

Since PMI generally cannot cancel mortgage insurance policies or adjust renewal premiums, our financial performance could suffer.

PMI generally cannot cancel the mortgage insurance coverage that it provides, except in the case of fraud or non-payment of premiums. In addition, PMI generally establishes renewal premium rates for the life of the mortgage insurance policy when the policy is issued. As a result, the impact of unanticipated claims generally cannot be offset by premium increases on policies in force or limited by non-renewal of insurance coverage. The premiums PMI charges may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to PMI’s customers.

The risk-based capital rule issued by the Office of Federal Housing Enterprise Oversight could require us to obtain a claims-paying ability rating of “AAA” and could cause PMI’s business to suffer.

On February 20, 2002, the Office of Federal Housing Enterprise Oversight, or OFHEO, finalized a risk-based capital rule that treats credit enhancements issued by private mortgage insurance companies with claims-paying ability ratings of “AAA” more favorably than those issued by private mortgage insurance companies with “AA” ratings. The rule also provides capital guidelines for Fannie Mae and Freddie Mac, or the GSEs, in connection with their use of other types of credit protection counterparties in addition to mortgage insurers. Under the rule, which became effective in the third quarter of 2002, OFHEO tests the GSEs’ capital position every quarter. PMI has an “AA+” rating. It is not apparent at this point that the finalized rule will result in the GSEs increasing their use of either “AAA”-rated mortgage insurers instead of “AA”-rated entities or credit protection counterparties other than mortgage insurers. OFHEO can propose revisions to its risk-based capital rule at any time. In addition, as described below, legislation may be introduced in Congress which would transfer regulatory oversight of the GSEs to a new federal agency which would have the authority to adjust the GSEs’ minimum capital standards and risk-based capital requirements. Changes in the preferences of the GSEs for private mortgage insurance to other forms of credit enhancement as a result of the new OFHEO risk-based capital rule, or a tiering of mortgage insurers based on their credit rating, could adversely affect our consolidated financial condition and results of operations.

If mortgage lenders and investors select alternatives to private mortgage insurance, the amount of insurance that PMI writes could decline, which could reduce our revenues and profits.

Alternatives to private mortgage insurance include:

•	government mortgage insurance programs, including those of the Federal Housing Administration, or FHA, and the Veterans Administration, or VA;

•	mortgage lenders structuring mortgage originations to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10% loan-to-value ratio, which is referred to as an 80/10/10 loan, rather than a first mortgage with a 90% loan-to-value ratio;

•	member institutions providing credit enhancement on loans sold to a Federal Home Loan Bank;

•	investors holding mortgages in their portfolios and self-insuring;

•	mortgage lenders maintaining lender recourse or participation with respect to loans sold to the GSEs; and

•	investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage.

These alternatives, or new alternatives to private mortgage insurance that may develop, could reduce the demand for private mortgage insurance and cause our revenues and profitability to decline.

The OFHEO risk-based capital rule may allow large financial entities such as banks, financial guarantors, insurance companies and brokerage firms to provide or arrange for products that may efficiently substitute for some of the capital relief provided to the GSEs by private mortgage insurance. Many of these entities have significantly more capital than we have and a few have “AAA” ratings. The ability of these companies to offer or arrange for the products described above will be dependent upon, among other things, how the OFHEO risk-based capital rule is interpreted and administered and the willingness of the GSEs to utilize such forms of credit enhancement. Our consolidated financial condition and results of operations could be harmed if the GSEs were to use these products in lieu of mortgage insurance.

Our revenues and profits could decline if PMI loses market share as a result of industry competition.

The principal sources of PMI’s competition include:

•	other private mortgage insurers, some of which are subsidiaries of well-capitalized, diversified public companies with direct or indirect capital reserves that provide them with potentially greater resources than we have;

•	federal and state governmental and quasi-governmental agencies, principally the FHA and the VA; and

•	mortgage lenders that choose not to insure against borrower default, self-insure through affiliates or offer residential mortgage products that do not require mortgage insurance, such as so-called 80/10/10 loans.

If PMI is unable to compete successfully, our business will suffer.

Legislation and regulatory changes, including changes impacting the GSEs, could reduce demand for private mortgage insurance, which could harm our business.

In September 2003, Senator Richard Shelby, Chairman of the Senate Banking Committee, and Representative Michael Oxley, Chairman of the House Financial Services Committee, jointly announced their intentions to begin drafting legislation relating to the regulatory oversight of the GSEs. The Senator and Congressman indicated that their legislation would be based on reforms proposed by Treasury Department Secretary John Snow and Department of Housing and Urban Development Secretary Mel Martinez. Under the Bush administration proposals, regulatory oversight of the GSEs would be conducted by a new federal agency. The agency would be given authority to adjust the GSEs’ minimum capital standards as well as their risk-based capital requirements. We do not know what form, if any, such legislation will take or if it will be enacted.

In addition, increases in the maximum loan amount or other features of the FHA mortgage insurance program can reduce the demand for private mortgage insurance. Legislative and regulatory changes have caused, and may cause in the future, demand for private mortgage insurance to decrease and this could harm our consolidated financial condition and results of operations.

Our business and financial performance could suffer if PMI were to lose the business of a major customer.

Through their various origination channels, PMI’s top ten customers accounted for approximately 40% of PMI’s premiums earned in the first six months of 2003. Mortgage insurers, including PMI, may acquire significant percentages of their business through negotiated transactions (including bulk primary and modified pool insurance) with a limited number of customers. The loss of a significant customer, through the use of self-insurance, other types of credit enhancement or otherwise, could reduce our revenue, and if not replaced, harm our consolidated financial condition and results of operations.

PMI could lose premium revenue if the GSEs reduce the level of private mortgage insurance coverage required for low down payment mortgages or reduce their need for mortgage insurance.

The GSEs are the beneficiaries on a substantial majority of the insurance policies we issue as a result of their purchases of home loans from lenders or investors. The GSEs offer programs that require less mortgage insurance coverage on mortgages approved by their automated underwriting systems. If the reduction in required levels of mortgage insurance becomes widely accepted by mortgage lenders, or if they further reduce mortgage insurance coverage requirements for loans they purchase, PMI’s premium revenue would decline and our consolidated financial condition and results of operations could suffer.

In the past, Freddie Mac has sought a permanent charter amendment that would allow it to utilize alternative forms of default loss protection or otherwise forego the use of private mortgage insurance on higher loan-to-value mortgages. Fannie Mae has announced its intention to increase its share of revenue associated with the management of mortgage credit risk and interest rate risk by retaining mortgage credit risk previously borne by a number of other parties, including mortgage insurers. The reduction by the GSEs in their use or required level of mortgage insurance could reduce our revenue.

Products introduced by the GSEs, if widely accepted, could harm our profitability.

The GSEs have products for which they will, upon receipt from lenders of loans with primary insurance, restructure the mortgage insurance coverage by reducing the amount of primary insurance coverage and adding a second layer of insurance coverage, usually in the form of pool insurance. Under these programs, the GSEs may provide services to the mortgage insurer and the mortgage insurer may be required to pay fees to the GSEs for the benefits provided through the reduced insurance coverage or the services provided. These new products may prove to be less profitable than PMI’s traditional mortgage insurance business and, if they become widely accepted, could harm our consolidated financial condition and results of operations.

Lobbying activities by large mortgage lenders calling for expanded federal oversight and legislation relating to the role of the GSEs in the secondary mortgage market could damage PMI’s relationships with those mortgage lenders and the GSEs.

The GSEs, mortgage lenders and PMI jointly develop and make available various products and programs. These arrangements involve the purchase of PMI’s mortgage insurance products and frequently feature cooperative arrangements between the parties. In 1999, a coalition of financial services and housing-related trade associations, including the Mortgage Insurance Companies of America and several large mortgage lenders, formed FM Watch (renamed FM Policy Focus), a lobbying organization that supports federal oversight of the GSEs. The GSEs in turn have criticized the activities of FM Policy Focus. These activities could polarize Fannie Mae, Freddie Mac and members of FM Policy Focus as well as PMI’s customers and us. As a result of any such polarization, PMI’s relationships with large mortgage lenders could limit PMI’s ability to do business with the GSEs. Conversely, PMI’s relationships with the GSEs could limit PMI’s opportunities to do business with some mortgage lenders. Either of these outcomes could harm our consolidated financial condition and results of operations.

The institution of new eligibility guidelines by Fannie Mae could harm our profitability and reduce our operational flexibility.

Fannie Mae is in the process of revising its approval requirements for mortgage insurers, including PMI. We have been in discussions with Fannie Mae about its proposed guidelines, and we anticipate that the new requirements will be finalized during 2003 to be effective at a later date. The guidelines as proposed would cover substantially all areas of PMI’s mortgage insurance operations, require the disclosure of certain activities and new products, allow for other approved types of insurers rated below “AA”, give Fannie Mae the right to purchase mortgage insurance from other than approved mortgage insurers, and provide it with increased rights to revise the eligibility standards of insurers. We do not know what form the eligibility guidelines will ultimately take, or whether or when any new guidelines will be issued.

HUD’s proposed RESPA reform regulation, if implemented in its current form, could harm our profitability.

The U.S. Housing and Urban Development Department, or HUD, has proposed the Real Estate Settlement Procedures Act of 1974, or RESPA, Proposed Rule to Simplify and Improve the Process of Obtaining Mortgages to Reduce Settlement Costs to Consumers, or RESPA Rule, which if implemented as proposed would, among other things, give lenders and other packagers the option of offering a Guaranteed Mortgage Package, or GMP, or providing a good faith estimate of settlement costs subject to a 10% tolerance level. To promote the use of a GMP, qualifying packages would be entitled to a “safe harbor” from litigation under RESPA’s anti-kickback rules. Mortgage insurance and title insurance are included in the package to the extent an upfront premium is charged. This could encompass some, but not all, of the policies written and the premiums charged by a mortgage insurer or a title insurer with respect to a single loan. Inclusion in the package could cause settlement service providers, such as mortgage insurers and title insurers, to experience reductions in the prices of their services or products, which could harm our profitability. The public comment period on the proposed RESPA Rule terminated on October 28, 2002. The Mortgage Insurance Companies of America submitted comments on behalf of the mortgage insurance industry, including PMI. The American Land Title Association, the trade association for title insurers, also submitted comments on behalf of its members, including our title insurance company American Pioneer Title Insurance Company. We do not know what form, if any, the final rule will ultimately take.

Mortgage lenders increasingly require PMI to reinsure a portion of the mortgage insurance default risk on mortgages that they originate with their captive reinsurance companies, which reduces PMI’s net premiums written.

PMI’s customers have indicated an increasing demand for captive reinsurance agreements. Under these agreements, a reinsurance company, which is usually an affiliate of the customer, assumes a portion of the mortgage insurance default risk on mortgage loans originated by the customer in exchange for a portion of the insurance premiums. An increasing percentage of PMI’s new insurance written is being generated by customers with captive reinsurance companies, and we expect that this trend will continue. An increase in captive reinsurance agreements will negatively impact PMI’s net premiums written, which may negatively impact the yield that we obtain on net premiums earned for customers with captive reinsurance agreements. If PMI does not provide its customers with acceptable risk-sharing structured transactions, including potentially increasing levels of premium cessions in captive reinsurance agreements, PMI’s competitive position may suffer.

The premiums PMI charges for mortgage insurance on less-than-A quality loans and non-traditional loans, and the associated investment income, may not be adequate to compensate for future losses from these products.

PMI’s primary insurance and modified pool insurance written includes less-than-A quality loans and non-traditional loans. Loans that were non-traditional, of less-than-A quality, or both accounted for approximately 24% of PMI’s primary risk in force at June 30, 2003 and 22% at June 30, 2002. The credit quality, loss development and persistency on these loans can vary significantly from PMI’s traditional A quality loan business. For example, PMI’s primary bulk portfolio is experiencing higher delinquency and claims rates, and higher average claims paid amounts, than PMI’s primary flow portfolios due, in part, to the higher concentration of less-than-A quality and non-traditional loans in the bulk portfolio. We expect that PMI will continue to experience higher default rates for less-than-A quality and non-traditional loans than for its A quality loans. We cannot be sure that this book of business will generate the same returns as PMI’s standard business or that the premiums that PMI charges on less-than-A quality loans and non-traditional loans will adequately offset the associated risk.

PMI’s primary risk in force consists of mortgage loans with high loan-to-value ratios, which generally result in more claims than mortgage loans with lower loan-to-value ratios.

At June 30, 2003, approximately:

•	39% of PMI’s primary risk in force consisted of mortgages with loan-to-value ratios greater than 90% but less than or equal to 95%, which we refer to as 95s. Risk in force is the dollar amount equal to the product of each individual insured mortgage loan’s current principal balance and the percentage specified in the insurance policy of the claim amount that would be payable if a claim were made. In our experience, 95s have higher claims frequency rates than mortgages with loan-to-value ratios greater than 85% but less than or equal to 90%, which we refer to as 90s.

•	7% of PMI’s primary risk in force consisted of mortgages with loan-to-value ratios greater than 95% but less than or equal to 97%, which we refer to as 97s. In our experience, 97s have higher claims frequency rates than 95s. PMI also insures mortgages with loan-to-value ratios greater than 97%, which we believe have claims frequency rates higher than 97s. 5% of PMI’s primary risk in force consisted of mortgages with loan-to-value ratios greater than 97%.

•	9% of PMI’s primary risk in force consisted of adjustable rate mortgages, which we refer to as ARMs. In our experience, although ARMs have lower initial interest rates, ARMs have claims frequency rates that exceed the rates associated with PMI’s book of business as a whole.

The concentration of PMI’s primary insurance in force in relatively few states could increase claims and losses and harm our financial performance.

In addition to being affected by nationwide economic conditions, we could be particularly affected by economic downturns in specific regions of the United States where a large portion of PMI’s business is concentrated. As of December 31, 2002, 10.9% of PMI’s primary risk in force was located in California, 8.7% was located in Florida and 7.0% was located in Texas. In addition, refinancing of mortgage loans can have the effect of concentrating PMI’s insurance in force in economically weaker areas because mortgages in areas experiencing appreciation of home values are less likely to require mortgage insurance at the time of refinancing than are mortgages in areas experiencing limited or no appreciation of home values.

PMI delegates underwriting authority to mortgage lenders that may cause PMI to insure unacceptably risky mortgage loans, which could increase claims and losses.

A significant percentage of PMI’s new insurance written is underwritten pursuant to a delegated underwriting program. Once a mortgage lender is accepted into PMI’s delegated underwriting program, that mortgage lender may determine whether mortgage loans meet PMI’s program guidelines and may commit us to issue mortgage insurance. We expect PMI to continue offering delegated underwriting to approved lenders and may expand the availability of delegated underwriting to additional customers. If an approved lender commits us to insure a mortgage loan, PMI may not refuse to insure, or rescind coverage on, that loan even if it reevaluates that loan’s risk profile or the lender fails to follow PMI’s delegated underwriting guidelines, except in very limited circumstances. Therefore, an approved lender could cause PMI to insure mortgage loans with unacceptable risk profiles prior to PMI’s termination of the lender’s delegated underwriting authority. One of the limited circumstances in which PMI may rescind coverage includes the discovery of fraud in the origination of the loan. PMI investigates potentially fraudulent loans and as a result of these investigations could rescind coverage. Investigations and rescissions by PMI could negatively impact PMI’s customer relationships.

If we fail to properly underwrite mortgage loans under PMI’s contract underwriting services, we may be required to assume the cost of repurchasing those loans. In addition, we may not be able to recruit a sufficient number of qualified underwriting personnel.

PMI Mortgage Services Co., or MSC, provides contract underwriting services for a fee. These services help PMI’s customers improve the efficiency and quality of their operations by outsourcing all or part of their mortgage loan underwriting to us. As a part of the contract underwriting services, MSC provides monetary and other remedies to its customers in the event that it fails to properly underwrite a mortgage loan. Such remedies may include:

•	the purchase of additional mortgage insurance;

•	assumption of some or all of the costs of repurchasing insured and uninsured loans from the GSEs and other investors; or

•	the indemnification of customers in the event that the loans default for various reasons, including, but not limited to, underwriting errors.

Generally, the scope of these remedies is in addition to those contained in PMI’s master policies. Worsening economic conditions or other factors that could continue to increase PMI’s default rate could also cause the number and severity of the remedies that must be offered to increase. Such an increase could have a material effect on our financial condition or results of operations. There are limitations on the number of available underwriting personnel, and there is heavy price competition among mortgage insurance companies. MSC’s inability to recruit and maintain a sufficient number of qualified underwriters or any significant increase in the cost we incur to satisfy MSC’s underwriting services obligations could harm our consolidated financial condition and results of operations.

PMI’s loss experience may increase as PMI’s policies continue to age.

The majority of claims with respect to primary insurance written through PMI’s flow channel have historically occurred during the third through the sixth years after issuance of the policies. As of June 30, 2003, approximately 93% of PMI’s primary risk in force was written after December 31, 1997. As a result, we believe PMI’s loss experience may increase as PMI’s policies continue to age. If the claim frequency, which is the percentage of loans insured that have resulted in a paid claim, on PMI’s risk in force significantly exceeds the claim frequency that was assumed in setting PMI’s premium rates, our consolidated financial condition and results of operations would be harmed.

Our loss reserves may be insufficient to cover claims paid and loss-related expenses incurred.

We establish loss reserves to recognize the liability for unpaid losses related to insurance in force on mortgages that are in default. These loss reserves are based upon our estimates of the claim rate and average claim amounts, as well as the estimated costs, including legal and other fees, of settling claims. These estimates are regularly reviewed and updated using currently available information. Any adjustments, which may be material, resulting from these reviews are reflected in our consolidated results of operations. Our reserves may not be adequate to cover ultimate loss development on incurred defaults. Our consolidated financial condition and results of operations could be harmed if our reserve estimates are insufficient to cover the actual related claims paid and loss-related expenses incurred.

If we are unable to introduce and successfully market new products and programs, our competitive position could suffer.

From time to time, we introduce new products or programs. Our competitive position and financial performance could suffer if we experience delays in introducing competitive new products and programs or if these products or programs are less profitable than our existing products and programs.

If PMI’s claims-paying ability is downgraded below “AA-”, mortgage lenders and the mortgage securitization market may not purchase mortgages or mortgage-backed securities insured by PMI, which could materially harm our financial performance.

PMI’s claims-paying ability is currently rated “AA+” (“Excellent”) by S&P, “Aa2” (“Excellent”) by Moody’s, and “AA+” (“Very Strong”) by Fitch. These ratings may be revised or withdrawn at any time by one or more of the rating agencies. These ratings are based on factors relevant to PMI’s policyholders and are not applicable to our common stock or debt. The rating agencies could lower or withdraw our ratings at any time as a result of a number of factors, including:

•	underwriting or investment losses;

•	the necessity to make capital contributions to our subsidiaries pursuant to capital support agreements;

•	other adverse developments in PMI’s financial condition or results of operations; or

•	changes in the views of rating agencies of our risk profile or of the mortgage insurance industry.

If PMI’s claims-paying ability rating falls below “AA-” from S&P or “Aa3” from Moody’s, investors, including Fannie Mae and Freddie Mac, may not purchase mortgages insured by PMI, which could seriously harm our consolidated financial condition and results of operations. On May 1, 2003, S&P affirmed PMI’s rating but changed the outlook to “Negative” due to concerns expressed by S&P related to our investment in Fairbanks Capital Holding Corp., or Fairbanks. On June 23, 2003, S&P reaffirmed PMI’s rating and outlook. On July 8, 2003, S&P revised its outlook on the U.S. mortgage insurance industry from “Stable” to “Negative”. On August 4, 2003, S&P affirmed PMI’s “AA+” financial strength rating while maintaining a “Negative” outlook. In January 2003, Fitch announced that it had revised its rating outlook for the U.S. private mortgage insurance industry from “Stable” to “Negative”, due to a variety of factors affecting the industry’s long-term fundamentals. Fitch currently maintains a “Stable” rating outlook on all eight U.S. private mortgage insurers, including PMI, but it has stated that it may change some insurers’ rating outlooks to “Negative” in 2003. On August 4, 2003, Fitch affirmed PMI’s ratings and maintained a “Stable” outlook with respect to PMI’s rating.

An increase in PMI’s risk-to-capital ratio could prevent it from writing new insurance, which would seriously harm our financial performance.

The State of Arizona, PMI’s state of domicile for insurance regulatory purposes, and other states limit the amount of insurance risk that may be written by PMI, based on a variety of financial factors, primarily the ratio of net risk in force to statutory capital, or the risk-to-capital ratio.

Other factors affecting PMI’s risk-to-capital ratio include:

•	our credit agreement in the amount of $25.0 million with Bank of America;

•	capital requirements necessary to maintain our credit ratings and PMI’s claims-paying ability ratings; and

•	limitations under the runoff support agreement with Allstate Insurance Company, which prohibit PMI from paying any dividends if, after the payment of the dividend, PMI’s risk-to-capital ratio would equal or exceed 23 to 1.

Generally, the methodology used by the rating agencies to assign credit or claims-paying ability ratings permits less capital leverage than under statutory or other requirements. Accordingly, we may be required to meet capital requirements that are higher than statutory or other capital requirements to satisfy rating agency requirements.

PMI has several alternatives available to help control its risk-to-capital ratio, including:

•	obtaining capital contributions from The PMI Group;

•	obtaining third party credit enhancements; and

•	reducing the amount of new business written.

We may not be able to raise additional funds, or do so on a timely basis, in order to make a capital contribution to PMI. In addition, third party credit enhancements may not be available to PMI or, if available, may not be available on satisfactory terms. A material reduction in PMI’s statutory capital, whether resulting from underwriting or investment losses or otherwise, or a disproportionate increase in risk in force, could increase its risk-to-capital ratio. An increase in PMI’s risk-to-capital ratio could limit its ability to write new business, impair PMI’s ability to pay dividends to The PMI Group and seriously harm our consolidated financial condition and results of operations.

Our ongoing ability to pay dividends to our shareholders and meet our obligations primarily depends upon the receipt of dividends and returns of capital from our insurance subsidiaries and our investment income.

We are a holding company and conduct all of our business operations through our subsidiaries. Our principal sources of funds are dividends from our subsidiaries, investment income and funds that may be raised from time to time in the capital markets. Factors that may affect our ability to maintain and meet our capital and liquidity needs include:

•	the level and severity of claims experienced by our insurance subsidiaries;

•	the performance of the financial markets;

•	standards and factors used by various credit rating agencies;

•	financial covenants in our credit agreements; and

•	standards imposed by state insurance regulators relating to the payment of dividends by insurance companies.

Any significant change in these factors could prevent us from being able to maintain the capital resources required to meet our business needs and could affect our ability to pay dividends to our shareholders.

Our international insurance subsidiaries subject us to numerous risks associated with international operations.

We have subsidiaries in Australia and Europe. We have committed and may in the future commit additional significant resources to expand our international operations. Accordingly, in addition to the general economic and insurance business-related factors discussed above, we are subject to a number of risks associated with our international business activities. These risks include:

•	the need for regulatory and third party approvals;

•	challenges in attracting and retaining key foreign-based employees, customers and business partners in international markets;

•	economic downturns in targeted foreign mortgage origination markets;

•	interest rate volatility in a variety of countries;

•	unexpected changes in foreign regulations and laws;

•	the burdens of complying with a wide variety of foreign laws;

•	potentially adverse tax consequences;

•	restrictions on the repatriation of earnings;

•	foreign currency exchange rate fluctuations;

•	potential increases in the level of defaults and claims on policies insured by foreign-based subsidiaries;

•	the need to successfully develop and market products appropriate to the foreign market, including the development and marketing of credit enhancement products to European lenders and for mortgage securitizations;

•	the loss of one or more significant customers; and

•	natural disasters and other events (e.g., toxic contamination) that would damage properties and that could precipitate borrower default.

The performance of our unconsolidated strategic investments such as Fairbanks could harm our consolidated financial results.

We have made significant investments in the equity securities of several privately-held companies, including Fairbanks, which is the parent company of Fairbanks Capital Corp., or Fairbanks Capital, a third-party servicer of single-family residential mortgages specializing in the resolution of nonperforming, subperforming, subprime, Alternative A and home equity loans, and RAM Holdings Ltd. and RAM Holdings II Ltd., which are the holding companies for RAM Reinsurance Company, Ltd., or RAM Re, a financial guaranty reinsurance company based in Bermuda.

Fairbanks and RAM Re are accounted for on the equity method of accounting in our consolidated financial statements. Our investments in our unconsolidated strategic investments together with CMG Mortgage Insurance Company totaled $311.9 million as of June 30, 2003 and our equity in earnings of these unconsolidated strategic investments was $17.0 million in the first six months of 2003. Although our ability to engage in additional strategic investments is subject to the availability of capital and maintenance of claims-paying ability ratings by rating agencies, we may make additional strategic investments in the future.

The nature of the businesses conducted by these companies differs significantly from our core business of providing residential mortgage insurance. These companies are subject to a number of significant risks that arise from the nature of their businesses. In addition, we have limited ability to control these companies and, accordingly, may be unable to take actions to avoid or mitigate those risks. As of June 30, 2003, our investment balance in Fairbanks was approximately $140 million and we had approximately $24.4 million in subordinated participation interests and advances to Fairbanks. On October 14, 2003, in connection with the replacement of two Fairbanks Capital financing arrangements, we entered into a guarantee of approximately $7 million principal amount of Fairbanks Capital’s outstanding debt that matures in September 2004 together with accrued interest thereon. Furthermore, as described below under “Investigations by the FTC and other regulatory agencies into Fairbanks’ activities and private litigation involving Fairbanks could harm Fairbanks’ business and adversely affect our investment in Fairbanks”, Fairbanks has reached a proposed settlement of potential civil charges by the Federal Trade Commission, or FTC, and HUD that will require, among other things, the creation of a $40 million fund for the benefit of consumers. We expect to guarantee or fund approximately two-thirds of Fairbanks Capital’s obligations under a $30 million letter of credit to be obtained by Fairbanks Capital to fund a portion of that obligation. Our investment, participation interests and advances, and any amounts paid by us under any guarantee, could become impaired or uncollectible as a result of the risks involving Fairbanks described below, which would harm our consolidated financial condition and results of operations. RAM Re is also subject to various risks. For example, RAM Re could be harmed by a downgrade or withdrawal of its claims-paying ratings by one or more of the rating agencies or by failing to establish itself as a significant market participant since it is currently the smallest of the financial guaranty reinsurers.

Investigations by the FTC and by other regulatory agencies into Fairbanks’ activities and private litigation involving Fairbanks could harm Fairbanks’ business and adversely affect our investment in Fairbanks.

In October 2002, the FTC informed Fairbanks that it is the subject of an FTC investigation to determine whether Fairbanks Capital’s loan servicing or other practices violate or have violated the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, Section 5 of the Federal Trade Commission Act or other laws enforced by the FTC. Fairbanks has reached a proposed settlement of potential civil charges by the FTC and HUD that will require changes in Fairbanks Capital’s operations and that will require the creation of a $40 million fund for the benefit of consumers allegedly harmed by Fairbanks Capital. This proposed settlement must be approved by the FTC Commissioners and HUD and its implementation is subject to obtaining necessary court approvals. We cannot assure you that the approval of the FTC Commissioners or HUD will be obtained or that the proposed settlement will be implemented. The FTC staff has indicated that the FTC will file an enforcement action against Fairbanks if a settlement is not ultimately reached. Fairbanks’ financial condition and results of operations will be negatively impacted as a result of any FTC settlement or enforcement action.

In March 2003, Senator Barbara Mikulski requested the U.S. Department of Housing and Urban Development, or HUD, to initiate a criminal investigation into Fairbanks Capital’s servicing practices. Senator Paul Sarbanes has also asked HUD to review Fairbanks Capital’s servicing practices. HUD has initiated both a civil and, in conjunction with the Department of Justice, a criminal investigation of Fairbanks’ business practices. If the proposed settlement of potential civil charges by the FTC and HUD described above is implemented, that proposed settlement would also settle civil claims that could be asserted by HUD in connection with Fairbanks Capital’s loan servicing practices. We are not able to predict at this time whether or not these investigations will lead to a criminal indictment of Fairbanks. Due to the impact a criminal indictment could have on Fairbanks’ business, such an indictment could have a material adverse effect on Fairbanks and, therefore, on our investment in Fairbanks.

In March 2003, Senator Sarbanes asked the GSEs to investigate possible predatory servicing practices at Fairbanks Capital. In June 2003, Fannie Mae reported in a letter to Senator Sarbanes that Fannie Mae had found certain business practices at Fairbanks Capital to be out of compliance with a servicing agreement between the parties. Fairbanks Capital and Fannie Mae have agreed that, until remedial actions are fully implemented, Fairbanks Capital will not service any new Fannie Mae-owned loans without the approval of Fannie Mae.

Fairbanks and Fairbanks Capital are also subject to state regulatory actions concerning Fairbanks Capital’s servicing activities. A number of state regulatory agencies, including regulatory agencies in some states in which Fairbanks Capital does a significant amount of business, have indicated that, notwithstanding the proposed settlement by Fairbanks with the FTC, they intend to require Fairbanks Capital to refund to consumers in their respective states amounts that they allege Fairbanks Capital had improperly collected and to enter into consent decrees regulating various aspects of Fairbanks Capital’s business. Other states could also seek to require such refunds or consent decrees. In the event that Fairbanks is unable to resolve the issues with the various state regulatory agencies, those regulatory agencies may bring administrative or other actions against Fairbanks or Fairbanks Capital seeking to require such refunds and, potentially, monetary penalties or revocation of Fairbanks Capital’s license to conduct its business in such states. In addition, Fairbanks and Fairbanks Capital are subject to private litigation, including a number of putative class action suits, alleging violations of federal and state laws governing the activities of servicers. We expect that as a result of the publicity surrounding lending and servicing practices, Fairbanks Capital may be subject to other putative class action suits in the future. Regulatory actions and putative class actions have generated negative publicity for Fairbanks Capital which has caused and may continue to cause Fairbanks Capital to suffer losses in its customer base. Fairbanks has executed a term sheet with the plaintiffs in certain of these putative class action lawsuits. Fairbanks’ financial condition and results of operations could be negatively impacted as a result of any such settlement. We cannot assure you that Fairbanks will be successful in reaching a final agreement with these plaintiffs. In addition, PMI has been named as a defendant in several actions relating to the practices of Fairbanks. With the exception of one consolidated action in California, the actions in which PMI has been named as a defendant have been dismissed without prejudice or settled by Fairbanks. If the Fairbanks settlement of the class action litigation described above is effected, that settlement will also include a release of PMI. PMI could be named as a defendant in additional actions with respect to Fairbanks in the future.

Our investment in Fairbanks, and consequently our consolidated financial results, could be negatively impacted by the ultimate resolution of the state regulatory actions, the litigation, and/or pending FTC and HUD investigations involving Fairbanks and Fairbanks Capital. Fairbanks has recorded aggregate expenses of $55 million (before tax) in connection with the proposed settlement of potential civil charges by the FTC and HUD described above and related estimated costs in connection with that settlement, the estimated costs of potential settlements of certain of the putative class action litigation and the estimated costs and fines relating to certain pending state regulatory actions. If the proposed settlement is not approved by the FTC Commissioners or HUD or is not implemented, the class action settlements are not finalized, or Fairbanks Capital is required to make significant payments as a result of state regulatory proceedings, Fairbanks’ ultimate expenses could be materially higher. Our proportionate share of the expenses recorded by Fairbanks ($17.8 million after tax based on Fairbanks’ recorded aggregate expenses) has reduced our equity from earnings with respect to Fairbanks for the third quarter of 2003. In addition, the recording of expenses and liabilities by Fairbanks related to these matters could lead to events of default under Fairbanks’ existing credit arrangements. Although Fairbanks is seeking confirmation that the recording will not result in any event of default, we cannot assure you that this confirmation will be obtained. If these recordings or the recording of any additional expenses or liabilities relating to regulatory and litigation matters were to result in events of default, any such events of default could have a material adverse effect on Fairbanks and our investment in Fairbanks.

If the FTC initiates an action against us relating to the activities of Fairbanks, our business could suffer.

In the course of its continuing investigation of Fairbanks, the FTC staff requested information from us. We have cooperated with the FTC staff in its investigation and have provided the requested information. In addition, we have had continuing discussions with the FTC in regard to its investigation and, in the course of those discussions, the FTC staff informed us that, if a settlement with the FTC were not ultimately reached, it would recommend naming us in any action the FTC might bring against Fairbanks. Fairbanks has reached a proposed settlement of potential civil charges by the FTC and HUD that will require changes in Fairbanks Capital’s operations and that will require the creation of a $40 million fund for the benefit of consumers allegedly harmed by Fairbanks Capital. This proposed settlement must be approved by the FTC Commissioners and HUD and its implementation is subject to obtaining necessary court approvals. We cannot assure you that the approval of the

FTC Commissioners or HUD will be obtained or that the proposed settlement will be implemented. In the event that an action is brought by the FTC against us, there can be no assurance as to the outcome of the action. In addition, the filing of an FTC action against us could lead to regulatory actions by other regulatory agencies or private litigation against us, could impact our ability to obtain regulatory approvals necessary to carry out our present or future plans and operations, and could result in negative publicity that might adversely affect our business. Any action brought against us by the FTC with respect to its investigation of the practices of Fairbanks could seriously harm our consolidated financial position and results of operations.

Fairbanks Capital has undergone ratings downgrades that have adversely affected its business, and any future downgrade could seriously harm Fairbanks and the value of our investment in Fairbanks.

The rating agencies have announced several ratings downgrades involving Fairbanks Capital:

•	On May 1, 2003, S&P announced a downgrade in its residential subprime and residential special loan servicer ranking for Fairbanks Capital from “Strong” to “Below Average” as of April 30, 2003, with a stable outlook.

•	On May 5, 2003, Moody’s downgraded Fairbanks Capital’s ratings for Primary Servicer of residential subprime mortgage loans and for Special Servicer from SQ1 (“Strong”) to SQ4 (“Below Average”).

•	On May 13, 2003, Fitch downgraded Fairbanks Capital’s residential primary servicer rating for subprime, Alt-A and Home Equity from RPS1 to RPS2 and its special servicer rating from RSS1 to RSS2.

•	On June 17, 2003, Fitch downgraded Fairbanks Capital’s residential primary servicer rating for subprime and Home Equity loans to RPS3- and its special servicer rating to RSS3. On October 8, 2003, Fitch revised these ratings to negative from evolving due to concerns about changes in the criteria that Fairbanks Capital uses to choose properties for appraisal review.

•	On July 9, 2003, Fitch downgraded eleven asset-backed tranches of securities supported by mortgage loans serviced by Fairbanks Capital, citing credit problems associated with the mortgage loans, and affirmed ratings on 381 asset-backed tranches supported by mortgage loans serviced by Fairbanks Capital.

As a result of Fairbanks Capital’s ratings downgrades, and unless and until there are upgrades in these ratings, Fairbanks Capital is no longer qualified to be named as a primary servicer on future residential mortgage-backed securities, or RMBS, transactions rated by Moody’s or S&P. Fairbanks Capital may serve as a subservicer on these rated transactions under certain circumstances. Future negative rating agency actions could also negatively impact Fairbanks and could have a material adverse effect on Fairbanks. For example, negative rating agency actions in the future could trigger an event of default under Fairbanks Capital’s existing financing arrangements. As a result of the recent developments discussed above, Fairbanks Capital’s ability to continue to service its existing servicing portfolios and to acquire new portfolios is uncertain.

Fairbanks Capital is highly leveraged and, if it were to lose access to, or default on, its debt facilities, Fairbanks might be unable to fund its operations or pay its debts as they come due.

Fairbanks Capital is highly leveraged and dependent upon debt facilities with lenders to make servicing and delinquency advances in the regular course of its business, to finance the acquisition of mortgage servicing rights and for other business purposes. If Fairbanks Capital were to lose access to debt facilities for any reason, Fairbanks Capital would be unable to continue funding its operations or pay its debts as they become due. In addition, an event of default under one or more of Fairbanks Capital’s significant debt facilities could accelerate Fairbanks Capital’s obligation to repay amounts outstanding under its debt facilities and could cause Fairbanks Capital to lose access to funding, either of which could prevent Fairbanks Capital from continuing to operate. If Fairbanks Capital were to cease operations, the value of our investment in Fairbanks would be seriously harmed and we might be required to write off our entire investment in Fairbanks. In addition, the recording of expenses and liabilities by Fairbanks related to the proposed settlements as described above under “—Investigations by the FTC and by other regulatory agencies into Fairbanks’ activities and private litigation involving Fairbanks could harm Fairbanks’ business and adversely affect our investment in Fairbanks” could lead to events of default under Fairbanks’ existing credit arrangements. Although Fairbanks is seeking confirmation that the recording will not result in any event of default, we cannot assure you that this confirmation will be obtained. If these recordings were to result in events of default, any such events of default could have a material adverse effect on Fairbanks and our investment in Fairbanks. As discussed under “Summary—Recent Developments”, we have evaluated our total investment in Fairbanks of approximately $144.6 million as of September 30, 2003 and have not recognized an impairment charge with respect to our investment. Developments in the status of Fairbanks’ negotiations with its lenders, as well as developments with respect to regulatory and litigation matters involving Fairbanks and Fairbanks’ business prospects generally, could require us to recognize an impairment charge with respect to our investment in Fairbanks in the future.

Our unconsolidated strategic investments could also be harmed by interest rate volatility, the loss of key personnel and their failure to execute future business plans.

We do not control the companies in which we strategically invest. Accordingly, we are dependent upon the management of each of those companies to independently operate their businesses. We may never realize any return on these investments, they may generate significant operating losses, and we may suffer a complete loss of these investments as a result of interest rate volatility or other factors, which could materially and adversely affect our consolidated financial condition and results of operations. For example, Fairbanks Capital could be harmed by a devaluation of its servicing portfolio resulting from changes in interest rates.

If we are unable to keep pace with the technological demands of our customers or with the technology-related products and services offered by our competitors, our business and financial performance could be significantly harmed.

Participants in the mortgage lending and mortgage insurance industries increasingly rely on e-commerce and other technology to provide and expand their products and services. An increasing number of our customers require that we provide our products and services electronically via the Internet or electronic data transmission, and the percentage of our new insurance written delivered electronically is increasing. We expect this trend to continue, and accordingly, we believe that it is essential that we continue to invest substantial resources in maintaining electronic connectivity with our customers and, more generally, in e-commerce and technology. Our business may suffer if we do not keep pace with the technological demands of our customers and the technological capabilities of our competitors.

While we are protesting assessments we received in 2002 and 2003, and intend to protest any future assessment we may receive, from the California Franchise Tax Board, we cannot assure you as to the ultimate outcome of these protests.

We received notices of assessment from the California Franchise Tax Board, or FTB, for 1997 through 2000 in amounts totaling $13.9 million, not including the federal tax benefits from the payment of such assessment or interest that might be included on amounts, if any, ultimately paid to the FTB. The assessments are the result of a memorandum issued by the FTB in April 2002. The memorandum, which is based partly on the California Court of Appeals decision in Ceridian v. Franchise Tax Board, provides for the disallowance of the deduction for dividends received by a holding company from its insurance company subsidiaries in determining California taxable income of the holding company, for the tax years ending on or after December 1, 1997. As of June 30, 2003, we have reserved $4.4 million relating to the assessments for the years 1997 through 2000. We could be subject to additional assessments relating to years after 2000. We have not reserved amounts for years after 2000. While we are protesting the assessments we have received, we cannot assure you as to the ultimate outcome of this matter.

An adverse outcome of litigation against PMI regarding the Fair Credit Reporting Act could harm our financial position and results of operations.

In June 2003, an action against PMI was filed in the federal district court of Orlando, Florida seeking certification of a nationwide class of consumers who allegedly were required to pay for private mortgage insurance written by PMI and whose loans allegedly were insured at less than PMI’s “best available rate”. The action alleges that the federal Fair Credit Reporting Act, or FCRA, requires a notice to borrowers of “adverse action” and that PMI has violated FCRA by failing to give such notice. The action seeks statutory damages (which in the case of willful violations, in addition to punitive damages, may be awarded in an amount of $100 to $1,000 per class member) and/or actual damages of the persons in the class, and attorneys’ fees, as well as declaratory and injunctive relief. The action also alleges that the failure to give notice to borrowers in Florida in the circumstances alleged is a violation of Florida’s Unfair and Deceptive Acts and Practices Act and seeks declaratory and injunctive relief. PMI intends to vigorously defend all claims. However, we cannot assure you that the outcome of the litigation will not materially affect our consolidated financial position or results of operations.

An adverse outcome of litigation against APTIC could harm our consolidated financial position and results of operations.

In September 2003, an action against our wholly-owned title insurance company, American Pioneer Title Insurance Company, or APTIC, was filed in Florida state court seeking certification of a statewide class of consumers. The plaintiffs allege that, under Florida laws and regulations applicable to title insurance companies, APTIC was required to but failed to disclose to the plaintiffs that they were entitled to a reduced fee on the title insurance policies purchased by plaintiffs in connection with refinancings of their mortgages. The action seeks, among other things, damages in at least an amount equal to the difference between the rate that plaintiffs were charged and the rate to which plaintiffs allege they were entitled. The action also seeks declaratory and injunctive relief. APTIC is also subject to a lawsuit in New York alleging similar claims, and may be subject to similar lawsuits in the future. APTIC intends to vigorously defend these claims. We are in the preliminary stages of assessing the Florida litigation, and we cannot assure you that the outcome of this or any similar litigation will not materially and adversely affect our consolidated financial position or results of operations.

Risks Related to FGIC Transaction

We cannot be sure that the regulatory approvals necessary to complete the proposed strategic investment in FGIC Corporation will be obtained, that necessary rating confirmations by the rating agencies will be obtained or that the other conditions to closing of the investment will be satisfied.

Completion of the acquisition of FGIC Corporation is conditioned upon the receipt of specified regulatory authorizations, including the expiration or termination of the applicable waiting periods, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the New York State Insurance Department. The Hart-Scott-Rodino waiting period has expired. In addition, completion of the acquisition of FGIC Corporation is conditioned upon the receipt of confirmation of the ratings of FGIC Corporation, FGIC, The PMI Group and PMI by the rating agencies. The ability to obtain regulatory approvals and rating agency confirmations may be affected by a variety of factors, many of which are difficult to predict, including developments in our business, financial condition and prospects; regulatory actions or litigation involving us; and the view of regulatory authorities and rating agencies regarding The PMI Group and its co-investors, FGIC and the effects of the proposed investment. The requirement for these approvals and confirmations could significantly delay the completion of the acquisition. We cannot be sure that these approvals or confirmations will be obtained or that the other required conditions to closing of the acquisition will be satisfied. Even if all these approvals or confirmations are obtained, we cannot assure you as to the terms, conditions and timing of the approvals or confirmations or that they will satisfy the terms of the acquisition agreement. In addition, prior to the anticipated completion of the proposed acquisition, we expect to raise a portion of the funds needed for our investment through the net proceeds of this offering and the concurrent offering of Units. In the event that the acquisition is not completed and we have raised these funds, we will not be able to apply them to their intended uses.

We may be unable to realize the benefits we currently anticipate from the proposed strategic investment.

We expect that the proposed strategic investment in FGIC Corporation will result in benefits to our U.S., Australian and European mortgage insurance businesses and FGIC’s financial guaranty business. Among other things, we expect that these businesses will engage in cross-collaboration efforts that will allow us to offer our customers in these markets an array of first, second and remote loss products. We cannot be sure that we will be able to achieve the benefits that we currently expect. Any arrangements between us or any of our subsidiaries and FGIC are subject to the prior reasonable approval of specified co-investors in FGIC and must be on arm’s-length bases. In addition, our customers may continue to purchase products and services from multiple providers, and not ascribe any value to our ability to provide comprehensive credit enhancement solutions.

If the proposed investment in FGIC Corporation is completed, our rights to increase, maintain or dispose of our investment in FGIC will be subject to limitations.

In connection with our proposed investment in FGIC Corporation, we entered into a stockholders agreement with our co-investors. The stockholders agreement contains a number of limitations on our and our co-investors’ ability to increase, maintain or dispose of common stock of FGIC Corporation.

Under the agreement, we have agreed to the following limitations, among others:

•	We will not be permitted to transfer our shares in FGIC Corporation until preferred securities issued to a GECC subsidiary, or the securities into which they have been converted, have been redeemed in full or cease to be outstanding. In addition, we will not be able to transfer our shares until the earlier of the fifth anniversary of closing or the time that FGIC Corporation effects a public offering of its common stock in which the aggregate offering price is at least $100 million, which is called a qualified public offering.

•	Following the fifth anniversary of closing but prior to a qualified public offering, we and our co-investors may not sell shares of FGIC Corporation common stock without first offering to sell those shares to FGIC Corporation and the other co-investors.

•	After the fifth anniversary of the closing but prior to a qualified public offering, specified co-investors will be entitled to cause us to sell all of our shares of FGIC Corporation to a third party, so long as those co-investors own at least 40% of the then outstanding FGIC Corporation common stock (other than any shares issued in private offerings following closing). Even following a qualified public offering, those co-investors will have this right so long as they continue to hold FGIC Corporation equity securities representing at least 85% of their respective original equity securities and at least 25% of the outstanding shares of common stock (other than any shares issued in private offerings following the closing). These drag-along rights are subject to the right of first offer described above.

•	Prior to a qualified public offering, we may not purchase any shares offered to us by specified co-investors under the right of first offer described above to the extent that the purchase would cause us to own more than 49% of the outstanding common stock of FGIC Corporation. In addition, following the qualified public offering, we may not purchase any additional shares of FGIC Corporation common stock until the earlier of the fifth anniversary of the qualified public offering and the date that those specified co-investors cease to hold a specified percentage of FGIC Corporation equity securities. Finally, so long as specified co-investors own any FGIC Corporation equity securities, we may not purchase or sell any FGIC Corporation common stock if the purchase or sale would reasonably be expected to result in a downgrade of the then current financial strength ratings of FGIC Corporation or FGIC.

We will not control FGIC or FGIC Corporation following our investment, and a significant portion of our anticipated consolidated net income following the acquisition will be dependent on management of those entities.

If the acquisition is completed, we will own approximately 42% of the outstanding common stock of FGIC Corporation. In addition, under a stockholders agreement we have entered into with our co-investors, we will only have the ability to appoint five directors to FGIC Corporation’s initial 14-member board of directors. Accordingly, we will not be able to control FGIC or FGIC Corporation and will be dependent on their management to independently operate their businesses. In addition, FGIC’s business is subject to a number of risks as described under “Risks Related to FGIC’s Business” and because we will not control FGIC we may be unable to take actions to avoid or mitigate those risks. Any return on our investment may be significantly less than we expect, FGIC and FGIC Corporation may generate significant operating losses and we may suffer a complete loss of our investment, which could materially and adversely affect our consolidated financial condition and results of operations.

Completion of the FGIC investment will result in our having employed a significant portion of our borrowing capacity and having significantly increased our leverage. Accordingly, we may not be able to raise significant amounts of capital in the near term without the use of equity.

As an insurance company, our ability to borrow money is constrained by a number of factors, including, among others, the impact of borrowings on our ratings. Concurrently with this offering of common stock, we are offering pursuant to a separate prospectus supplement Units which consist in part of our 3.0% senior notes due November 15, 2008. As a result of the Units offering, we will have used a significant portion of our borrowing capacity and will have significantly increased our leverage. As a result, among other things, we may be limited in our ability to raise significant amounts of capital in the near future, in the event that we need to do so, without the use of equity. See “—Risks Related to this Offering—Future issuances of our common stock and our issuance of Units, which will result in future issuance of common stock, may adversely affect our stock price” for a description of risks associated with future issuances by us of equity. In addition, the degree to which we are leveraged will limit our ability to obtain financing for working capital, acquisitions or other purposes.

Risks Related to FGIC’s Business

If we complete the proposed strategic investment in FGIC Corporation, we expect that a significant portion of our net income will be derived from FGIC and its financial guaranty business. Accordingly, we will be subject to various risks and uncertainties associated with the financial guaranty business. If the acquisition is completed and any of the following risks actually occurs, our consolidated financial condition and results of operations could suffer. In that case, the trading price of our common stock could decline substantially.

If FGIC were unable to maintain its triple-A financial strength ratings from the rating agencies, FGIC may be unable to compete or to attract new business, and this would seriously harm its consolidated financial condition and results of operations.

FGIC’s ability to attract new business and to compete with other triple-A rated financial guarantors is largely dependent on the triple-A financial strength ratings assigned to it by the major rating agencies, Moody’s, S&P and Fitch. Although FGIC currently has triple-A ratings from these rating agencies and FGIC intends to comply with the requirements of the rating agencies in order to maintain such ratings, these ratings may be revised or withdrawn at any time by one or more of the rating agencies. We cannot assure you that FGIC will be able to maintain its ratings. FGIC’s ability to compete with other triple-A rated financial guarantors and otherwise to engage in its business as currently conducted, and its consolidated financial condition and results of operations, would be materially and adversely affected by any reduction in its ratings or the announcement of a potential reduction or change in outlook. See “FGIC Business—Ratings”.

FGIC is subject to extensive competition, which could cause FGIC to lose market share, fail to expand into new markets or asset classes or experience reduced operating results.

The financial guaranty business is highly competitive. FGIC is subject to extensive competition from other monoline financial guaranty insurance companies, other providers of third party credit enhancement and alternative transaction structures and executions that do not use financial guaranty insurance. See “FGIC Business—Competition”.

FGIC’s ability to compete successfully against existing or future competitors will directly impact FGIC’s results of operations and the contemplated expansion of FGIC’s business into new markets and asset classes. We cannot assure you that FGIC will be able to continue to compete effectively in its current markets or in any markets or asset classes into which it expands.

The financial guaranty insurance industry is subject to extensive regulation, and changes in regulations could harm FGIC’s business.

The financial guaranty insurance business is subject to extensive regulation. See “FGIC Business—Insurance Regulatory Matters”. It is subject to the direct and indirect effects of future legislative, regulatory or judicial changes affecting the financial guaranty industry or municipal or asset-backed obligations or markets, including changes in tax laws, which changes could adversely affect FGIC’s business. Any material change in the U.S. tax treatment of municipal securities, and changes in the tax treatment of corporate dividends, could adversely affect the market for municipal obligations, and, consequently, reduce the demand for financial guaranty insurance of such obligations.

If the estimates used by FGIC to establish reserves are incorrect, FGIC may be required to take charges to income.

FGIC establishes specific reserves for the net present value of estimated losses on particular insured obligations when, in management’s opinion, the likelihood of a future loss is probable and the amount of the ultimate loss that FGIC expects to incur can be reasonably estimated. These reserves represent FGIC’s estimate of the present value of the anticipated shortfall, net of reinsurance, between (1) scheduled payments on insured obligations plus anticipated loss adjustment expenses and (2) anticipated cash flow from and proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries. In addition to its specific reserves, FGIC maintains other reserves in order to account for losses inherent in its insured mortgage-backed securities portfolio which have occurred but not been identified.

Although FGIC’s loss reserves are regularly reviewed and updated, they are necessarily based on estimates and subjective judgments about the outcome of future events. See “FGIC Business—Loss Reserves”. We cannot assure you that losses in FGIC’s insured portfolio will not exceed by a material amount the loss reserves previously established by FGIC or that additional significant reserves will not need to be established, either of which could adversely affect FGIC’s financial condition or results of operations.

Demand for financial guaranty insurance is dependent upon many factors beyond FGIC’s control, and these factors could adversely affect FGIC’s results of operations and prospects.

Demand for financial guaranty insurance is constantly changing and is dependent upon a number of factors. A reduction in demand for financial guaranty insurance could harm FGIC’s results of operations and prospects. Among other things, demand may decrease as a result of lower interest rates to the extent that these lower rates are accompanied by a narrower spread between triple-A insured and lower-rated uninsured obligations. Purchasing financial guaranty insurance during a time of narrower interest rate spreads generally provides relatively lower cost savings to the issuer than in periods of wider spreads. Accordingly, the demand for insurance often decreases during times of narrower spreads. Demand for financial guaranty insurance also tends to increase during weaker economies, as investors generally prefer to purchase higher rated debt instruments, some of which may attain their higher rating through financial guaranty insurance.

Also, the perceived financial strength of financial guaranty insurers generally affects demand for financial guaranty insurance. Should a major financial guaranty insurer, or the industry generally, have its financial strength rating lowered, or suffer for some other reason a deterioration in investor confidence, demand for financial guaranty insurance would be adversely affected.

In addition, while all the major financial guaranty insurers have triple-A financial strength ratings from the major rating agencies, the marketplace may from time to time distinguish between financial guarantors on the basis of various factors, including size, insured portfolio quality and financial performance. These distinctions may result in differentials in trading levels for securities insured by particular financial guarantors. Conversely, various investors may lack additional capacity to purchase securities insured by certain financial guarantors, which may provide a competitive advantage to guarantors with fewer insured obligations outstanding.

Any expansion by FGIC into other markets and other asset classes will entail risks associated with engaging in new business lines.

FGIC has historically operated its financial guaranty business principally in one market segment—municipal finance. We currently expect that, if the acquisition is completed, FGIC will expand its business lines and products into other markets and asset classes some of which have experienced greater losses than the markets and asset classes on which FGIC has historically focused. Unanticipated issues may arise in the implementation of FGIC’s contemplated strategy to transform its business after the completion of the acquisition, which could impair FGIC’s ability to expand its business. In addition to the factors discussed above, any expansion of FGIC’s business may be subject to challenges in attracting and retaining employees with relevant experience and establishing name recognition in new markets and obtaining experience in those markets and asset classes as well as the risk that FGIC may not appropriately price insurance written in new business lines to compensate for the associated risk.

Terrorism and other hostilities may adversely impact the ratings of specific obligations insured by FGIC, and could lead to a significantly higher rate of default for those obligations, either of which could harm FGIC’s business.

The ongoing efforts against terrorism and general global unrest have disrupted the economy in the United States and around the world. These events have had and will continue to have an adverse impact on industries such as the airline, transportation and hospitality industries and on general economic activity. FGIC’s exposure to domestic airports has experienced increased stress as a result of these events, including a downgrading of the ratings of some of the underlying issuers. Other sectors currently insured by FGIC or into which FGIC’s business may expand could also see direct increased stress as a result of these events. We cannot assure you that FGIC will not incur material losses due to these exposures if the economic stress caused by these events is more severe than FGIC currently foresees or has assumed or assumes in the future in underwriting its exposures.

FGIC’s success depends on the services of its management personnel, and if FGIC were to lose those services or fail to replace management personnel or to hire qualified personnel as needed not only to operate its existing business but also to implement the contemplated expansion of FGIC’s business, its business could suffer.

FGIC’s success significantly depends on the services and performance of its management personnel. FGIC’s future performance and ability to grow will depend on its ability to motivate and retain this personnel and to identify, attract and retain key personnel, including those necessary to implement the contemplated expansion of FGIC’s business after the completion of the acquisition. Additional required personnel will include significant numbers of origination, underwriting and risk management personnel. Competition for these employees is intense. If FGIC is unable to identify, attract or retain key personnel, or if it loses the services of members of its senior management, or fails to replace management personnel with comparable individuals as needed, its business could suffer.

Insufficient availability of reinsurance capacity to FGIC in the future could constrain the expansion of its business, and a credit quality event involving one or more of its reinsurers could harm FGIC’s financial condition or results of operations.

FGIC uses reinsurance to increase capacity to write insurance for obligations of large, frequent issuers, to meet internal, rating agency or regulatory single risk limits, to diversify risk and to reduce capital needs. FGIC relies on a limited number of financial guaranty reinsurance companies for a majority of its reinsurance. If sufficient financial guaranty reinsurance capacity is not available to FGIC in the future, FGIC’s ability to expand its business could be constrained. In recent years, a number of FGIC’s reinsurers have been downgraded by the rating agencies, thereby reducing the financial benefits of using reinsurance under the rating agency capital adequacy models because FGIC must allocate additional capital to the related reinsured exposure. Further downgrades could adversely impact FGIC’s ability to issue policies for large, frequent issuers or very large transactions. In addition, a significant credit quality event involving one or more of FGIC’s financial guaranty reinsurers could harm FGIC’s financial condition or results of operations.

FGIC’s insurance portfolio contains concentrations of sellers, servicers and obligors and an adverse event with respect to one or more of these sellers, servicers or obligors could result in significant losses to FGIC.

FGIC’s asset-backed obligations portfolio includes significant concentrations of individual sellers and servicers of those obligations as well as a concentration in mortgage-related securities. In addition, FGIC has a number of individual large exposures to single obligors in its municipal obligations portfolio, significant concentrations in infrastructure obligation sectors such as municipal utilities and transportation and geographic concentrations. FGIC’s insurance portfolio in the future may increase in concentration or may develop additional concentrations. An adverse event with respect to one or more of these concentrations could result in disproportionate and significant losses to FGIC and could harm FGIC’s financial position and results of operations.

Risks Related to this Offering

Our stock price may be subject to significant fluctuations and volatility and you may not be able to resell your shares at or above the initial offering price.

The market price of our common stock has been and may continue to be subject to significant fluctuations. Among the factors that could affect our common stock price are those discussed above as well as:

•	increases in our loss experience, including as a result of national or regional economic recessions, declining values of homes, higher unemployment rates and deteriorating borrower credit;

•	legislative or regulatory changes that may affect the demand and pricing for private mortgage insurance, including HUD’s proposed revisions to the RESPA Rule;

•	actions by Fannie Mae and Freddie Mac;

•	interest rate volatility;

•	quarterly variations in our operating results;

•	changes in our capital requirements due to initiatives by The Office of Federal Housing Enterprise Oversight and/or the rating agencies;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as new product announcements, acquisitions or restructuring;

•	general market conditions;

•	domestic and international economic factors unrelated to our performance; and

•	our concurrent offering of Units.

The stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and you may not be able to resell your shares at or above the initial offering price.

Future issuances of our common stock and our issuance of Units, which will result in future issuance of common stock, may adversely affect our stock price.

Sales of a substantial number of shares of our common stock after this offering, or the perception by the market that those sales could occur, could cause the market price of our common stock to decline or could make it more difficult for us to raise funds through the sale of equity in the future. Likewise, additional equity financings or other shares issuances by us, including shares issued in connection with future acquisitions or strategic investments, could adversely affect the market price of our common stock.

Concurrently with this common stock offering, we are offering 12,000,000 Units with an aggregate offering price of $300.0 million, plus up to an additional 1,800,000 Units for an aggregate offering price of $345.0 million, if the underwriters for that offering exercise their option to purchase additional Units. We cannot predict accurately how or whether investors in our Units will resell shares of our common stock. Any market that develops for our Units is likely to influence and be influenced by the market for our common stock. For example, investors’ anticipation that, when the purchase contracts that are a component of the Units become due, we may deliver a number of shares of our common stock within the range of 7.1% to 8.8% of the currently outstanding shares of our common stock, could cause the price of our common stock to be unstable or decline. The following factors could also affect the price of our common stock:

•	sales of our common stock by investors who prefer to invest in us by investing in our Units;

•	hedging an investment in our Units by selling our common stock; and

•	arbitrage trading activity between our Units and our common stock.

Insurance laws and regulations, provisions of our certificate of incorporation, our preferred share purchase rights plan and Delaware law may prevent holders of our common stock from realizing a premium as a result of a change of control of The PMI Group.

The PMI Group is treated as an insurance holding company under the laws of the States of Arizona, Wisconsin, Florida and, upon the consummation of the proposed acquisition of FGIC Corporation, New York, based on its ownership and affiliation with PMI and its other insurance subsidiaries. These laws restrict third parties from acquiring control of The PMI Group without prior approval of the relevant departments of insurance. Control is presumed to exist under Arizona and New York law if a person (or persons whose ownership is required to be aggregated) owns 10% or more, and under Wisconsin law if a person (or persons whose ownership is required to be aggregated) owns more than 10%, of the voting securities of The PMI Group. Florida law generally requires regulatory approval for the acquisition of 5% or more of The PMI Group’s voting securities, subject to certain exceptions.

In addition, our certificate of incorporation authorizes our Board of Directors to fix the terms of, and issue, preferred stock from time to time without stockholder approval and requires greater than majority approval by stockholders to effect certain actions. We have also adopted a preferred share purchase rights plan and are subject to provisions of Delaware law that could delay business combinations with interested stockholders.

These insurance laws and regulations, our certificate of incorporation, the preferred share purchase rights plan and provisions of Delaware law may deter or prevent acquisitions of The PMI Group even if stockholders would be in favor of such transactions.

FORWARD LOOKING STATEMENTS

Statements made by us in this prospectus supplement or incorporated by reference into the accompanying prospectus that are not historical facts, or are preceded by, followed by or include the words “believes”, “expects”, “anticipates”, “estimates” or similar expressions, or that relate to future plans, events or performances are forward looking statements within the meaning of the federal securities laws.

When a forward looking statement includes an underlying assumption, we caution that, while we believe the assumption to be reasonable and make it in good faith, assumed facts almost always vary from actual results, and the difference between assumed facts and actual results can be material. Where, in any forward looking statement, we express an expectation or belief as to future results, there can be no assurance that the expectation or belief will result. Our actual results may differ materially from those expressed in any forward looking statements made by us. Forward looking statements involve a number of risks or uncertainties including, but not limited to, the risks described under the heading “Risk Factors” beginning on page S-28 of this prospectus supplement. In addition, certain forward looking statements included in this prospectus supplement or incorporated by reference into the accompanying prospectus relate to the proposed acquisition of FGIC Corporation by us and our co-investors. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including, among others, the possibility that the acquisition will not close, and the possibility that the closing may be delayed, conditions affecting the financial guaranty or mortgage insurance industries and general economic conditions.

All forward looking statements, including, but not limited to those related to the proposed acquisition of FGIC Corporation, are qualified by and should be read in conjunction with the risk factors described under the heading “Risk Factors”. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We expect that we will receive net proceeds from the sale of 5,000,000 shares of our common stock in this offering of approximately $180.7 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, or $207.9 million if the underwriters’ option to purchase additional shares in this offering is exercised in full.

We also expect that we will receive net proceeds from the sale of 12,000,000 Units in our concurrent offering of approximately $290.3 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses of that offering, or $333.9 million if the underwriters’ option to purchase additional Units in that offering is exercised in full.

We expect to use the net proceeds from this offering and our concurrent offering of Units to fund a portion of our investment in FGIC Corporation as well as to pay various fees and expenses related to the investment. We expect to use any remaining proceeds from this offering and the concurrent offering of Units not applied to that purpose for working capital and general corporate purposes. Prior to the consummation of the proposed acquisition of FGIC Corporation, we expect to invest the net proceeds of this offering of common stock and our concurrent offering of Units in short-term, investment grade securities. For more information on the proposed acquisition, see “The FGIC Transaction”.

In the event that the proposed acquisition of FGIC Corporation is not completed, we expect to use the net proceeds from this offering and our concurrent offering of Units for working capital and other general corporate purposes, including potential acquisitions.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis giving effect to our receipt of the estimated net proceeds from the sale of shares of our common stock in this offering and Units after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table assumes that the underwriters do not exercise their option to purchase 750,000 additional shares of common stock and that the underwriters with respect to our concurrent offering of Units do not exercise their option to purchase an additional 1,800,000 Units. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus supplement.

	As of June 30, 2003
	Actual	As Adjusted
	(Dollars in thousands)
Long-term debt:
2.50% convertible debentures	$360,000	$360,000
6¾% notes	62,950	62,950
3.0% senior notes	—	300,000

Total long-term debt	422,950	722,950

Preferred capital securities(1)	48,500	48,500

Shareholders’ equity:
Preferred stock, $0.01 par value;
Shares authorized—5,000,000;
Shares outstanding—none	—	—
Common stock, $0.01 par value;
250,000,000 shares authorized;
105,587,554 and 110,587,554 shares issued	1,056	1,106
Additional paid-in capital	267,234	419,107	(2)
Treasury stock, at cost (16,765,647 shares)	(357,098)	(357,098)
Accumulated other comprehensive income	214,360	214,360
Retained earnings	2,304,125	2,304,125

Total shareholders’ equity	2,429,677	2,581,600

Total capitalization	$2,901,127	$3,353,050

(1)	Subsequent to June 30, 2003 and in connection with the adoption of SFAS No. 150, we have classified these “Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debenture of the Company” as liabilities.
(2)	Reflects the estimated net proceeds to be received in this offering of shares of our common stock and an adjustment representing the present value of the contract adjustment payments payable in connection with the purchase contracts contained in the Units to be issued in our concurrent offering.

The share numbers above exclude shares of common stock issuable upon settlement of the Units we are concurrently offering.

The share numbers above also exclude, as of June 30, 2003:

•	4,257,392 shares issuable upon exercise of outstanding stock options with a weighted-average exercise price of $23.39 per share;

•	6,727,038 shares available for future grant under our equity incentive plan;

•	174,393 shares issuable under our officers deferred compensation plan;

•	38,136 shares issuable under our employee stock purchase plan; and

•	approximately 8,153,280 shares issuable upon conversion of our 2.50% convertible debentures.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock, which trades under the symbol “PMI”, has been listed on the New York Stock Exchange since April 18, 1995. The following table presents, for the periods indicated, the high and low sales prices per share of our common stock as reported on the New York Stock Exchange. These stock prices have been adjusted to reflect our 2-for-1 stock split on June 17, 2002.

	High	Low
Fiscal year ended December 31, 2001:
First quarter	$33.84	$24.19
Second quarter	37.25	29.00
Third quarter	36.38	27.05
Fourth quarter	33.79	27.03
Fiscal year ended December 31, 2002:
First quarter	38.23	32.95
Second quarter	44.00	37.26
Third quarter	39.15	26.18
Fourth quarter	33.15	24.82
Fiscal year ended December 31, 2003:
First quarter	32.25	24.03
Second quarter	31.90	25.56
Third quarter	36.21	26.85
Fourth quarter (through October 28, 2003)	38.32	33.79

On October 28, 2003, the last reported sale price for our common stock on the NYSE was $38.30 per share. As of October 20, 2003, there were approximately 45 stockholders of record of our common stock.

The PMI Group has paid regular dividends on its common stock of:

•	$0.0375 per share for the quarter ended September 30, 2003;

•	$0.025 per share (as adjusted for our 2-for-1 stock split on June 17, 2002) in each of the five quarters in the period from April 1, 2002 through June 30, 2003;

•	$0.02 per share (as adjusted for our 2-for-1 stock split on June 17, 2002) in each of the eleven quarters in the period from July 1, 1999 through March 31, 2002; and

•	$0.0166 per share (as adjusted for our 3-for-2 stock split on August 16, 1999 and for our 2-for-1 stock split on June 17, 2002) in each of the sixteen quarters in the period from July 1, 1995 through June 30, 1999.

The payment of future dividends is subject to the discretion of our board of directors, which will consider, among other factors, our operating results, overall financial condition and capital requirements, as well as general business conditions. The PMI Group, as a holding company, is dependent upon dividends and any other permitted payments from its subsidiaries to enable it to pay dividends and to service outstanding debt. PMI’s ability to pay dividends or make distributions or returns of capital to The PMI Group is affected by state insurance laws, credit agreements, rating agencies, the discretion of insurance regulatory authorities and the terms of our runoff support agreement with Allstate Insurance Company and capital support agreements with our subsidiaries. See “Risk Factors—An increase in PMI’s risk-to-capital ratio could prevent it from writing new insurance, which would seriously harm our financial performance” and “—Our ongoing ability to pay dividends to our shareholders and meet our obligations primarily depends upon the receipt of dividends and returns of capital from our insurance subsidiaries and our investment income” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and notes 14 and 20 to our December 31, 2002 consolidated financial statements included in this prospectus supplement.

OUR SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents our selected consolidated financial and operating data. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus supplement and our consolidated financial statements and related notes included in this prospectus supplement and incorporated by reference in the accompanying prospectus. The consolidated statements of operations data set forth below for the years ended December 31, 2002, 2001 and 2000 and the consolidated balance sheets data as of December 31, 2002 and 2001 are derived from our audited consolidated financial statements that are included in this prospectus supplement. The consolidated statements of operations data for the years ended December 31, 1999 and 1998 and the consolidated balance sheets data as of December 31, 2000, 1999 and 1998 are derived from our audited consolidated financial statements not included in this prospectus or incorporated by reference into the accompanying prospectus. Certain operating and statutory data of The PMI Group, which have been derived from our statutory financial statements, are also presented.

The consolidated financial data set forth below as of June 30, 2003 and 2002 and for the six months ended June 30, 2003 and 2002 are derived from our unaudited condensed consolidated financial statements included in this prospectus supplement and, in the opinion of our management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our consolidated financial position at those dates and results of operations for those periods. The historical financial information may not be indicative of our future performance.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)
	(Dollars in thousands, except per share data or as otherwise noted)
Consolidated Statement of Operations Data:
Net premiums written	$481,055	$464,454	$919,260	$757,839	$639,062	$571,253	$489,100

Premiums earned	$475,429	$437,131	$904,510	$754,771	$634,362	$558,623	$491,226
Interest and dividend income	68,679	64,748	123,062	131,834	107,556	88,081	81,456
Equity in earnings of unconsolidated subsidiaries	14,502	19,776	44,225	18,788	11,880	7,061	3,225
Net realized investment gains (losses)	3,403	(2,039)	1,329	11	432	509	24,636
Other income	31,476	19,993	48,236	31,559	8,342	15,850	20,366

Total revenues	593,489	539,609	1,121,362	936,963	762,572	670,124	620,909
Total losses and expenses	371,019	305,346	650,572	489,997	388,706	380,038	353,961

Income before income taxes and extraordinary item and cumulative effect of a change in accounting principle (1)	222,470	234,263	470,790	446,966	373,866	290,086	266,948
Income tax	63,405	68,890	131,745	134,949	113,654	85,620	76,588
Extraordinary loss on early extinguishment of debt, net of income tax benefit of $2,588	—	—	—	(4,805)	—	—	—
Cumulative effect of a change in accounting principle (1)	—	7,172	7,172	—	—	—	—

Net income	$159,065	$172,545	$346,217	$307,212	$260,212	$204,466	$190,360

Net income per share (2):
Basic	$1.79	$1.92	$3.85	$3.46	$2.94	$2.28	$2.02
Diluted	$1.77	$1.88	$3.79	$3.39	$2.89	$2.26	$2.01
Average shares outstanding (in thousands) (2):
Basic	88,922	89,768	89,843	88,887	88,507	89,787	94,181
Diluted	89,835	91,844	91,380	90,668	90,037	90,488	94,598
Consolidated Balance Sheet Data:
Total assets	$3,828,360	$3,303,461	$3,517,049	$2,989,952	$2,392,657	$2,100,762	$1,777,870
Reserve for losses and loss adjustment expenses	$364,692	$334,718	$350,841	$314,590	$295,089	$282,000	$215,259
Long-term debt	$422,950	$422,950	$422,950	$422,950	$136,819	$145,367	$99,476
Preferred capital securities	$48,500	$48,500	$48,500	$48,500	$99,109	$99,075	$99,040
Shareholders’ equity	$2,429,677	$2,013,813	$2,193,833	$1,786,688	$1,499,211	$1,217,268	$1,097,515
PMI Operating and Statutory Data:
Number of policies in force	834,207	897,407	874,202	882,846	820,213	749,985	714,210
Default rate (3)	4.12%	3.31%	4.18%	2.86%	2.21%	2.12%	2.31%
Persistency (4)	46.3%	60.3%	56.2%	62.0%	80.3%	71.9%	68.0%
Direct primary insurance in force (in millions) (5)	$103,506	$109,310	$107,579	$109,158	$96,914	$86,729	$80,682
Direct primary risk in force (in millions) (6)	$24,089	$25,628	$25,188	$25,772	$23,559	$21,159	$19,324
Statutory capital (7)	$2,291,890	$2,136,189	$2,192,712	$1,900,709	$1,617,519	$1,372,273	$1,193,899
Risk-to-capital ratio (8)	10.3:1	11.8:1	11.3:1	13.0:1	14.1:1	14.8:1	14.9:1
U.S. Mortgage Insurance Operating Ratios (9):
Loss ratio (10)	34.2%	23.0%	24.5%	18.1%	18.5%	24.7%	32.8%
Expense ratio (11)	24.8	24.9	25.5	25.5	26.7	29.2	25.5

Combined ratio (12)	59.0%	47.9%	50.0%	43.6%	45.2%	53.9%	58.3%

Loss ratio	34.2%	23.0%	24.5%	18.1%	18.5%	24.7%	32.8%
Net expense ratio (13)	24.8	22.1	21.9	25.5	25.5	29.2	25.5

Net combined ratio (12)	59.0%	45.1%	46.4%	43.6%	44.0%	53.9%	58.3%

(1)	Effective January 1, 2002, we adopted SFAS No. 141, Business Combinations (“SFAS No. 141”), and SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, any unamortized negative goodwill related to an excess of fair value over cost arising from business combinations completed before July 1, 2001 must be written off and recognized as a cumulative effect of a change in accounting principle upon the adoption of SFAS
No. 142. Accordingly, we realized a $7.2 million gain for the remaining balance of negative goodwill in the first quarter of 2002, which was originally recorded in connection with the acquisition of PMI Mortgage Insurance Ltd in 1999.

(2)	Per share data and shares outstanding have been adjusted to reflect our 2-for-1 stock split on June 17, 2002.
(3)	Default rate is the percentage of insured loans in force which are in default at any given date.
(4)	Persistency, as of any date, is the percentage of insurance policies in force 12 months prior to such date which remain in force on such date.
(5)	Direct primary insurance in force is the current principal balance of all mortgage loans on which primary insurance is in force.
(6)	Direct primary risk in force is the dollar amount equal to the product of each insured mortgage loan’s current principal balance multiplied by such loan’s coverage percentage.
(7)	Statutory capital is the sum of policyholders’ surplus and contingency reserves calculated in accordance with statutory accounting practices. This total is used in the calculation of the risk-to-capital ratio.
(8)	Risk-to-capital ratio is net risk in force (after giving effect to qualified reinsurance and reserves) divided by statutory capital.
(9)	The U.S. mortgage insurance operating ratios are presented using financial information based on generally accepted accounting principles in the United States, or GAAP, as well as based on financial information that excludes specified charges as described in footnote 13 below.
(10)	Loss ratio is the ratio (expressed as a percentage) of (1) incurred losses to (2) net premiums earned.
(11)	Expense ratio is the ratio (expressed as a percentage) of (1) underwriting expenses to (2) net premiums written. The expense ratio is a key indicator of an insurer’s efficiency of administration. Generally, the lower the expense ratio, the more cost efficient the insurer is in managing its business.
(12)	Combined ratio is the sum of the loss ratio and the expense ratio and net combined ratio is the sum of the loss ratio and the net expense ratio. These combined ratios are principal indicators of a private mortgage insurer’s profitability. With respect to any year, the lower the combined ratios, the higher an insurer’s earnings from its insurance underwriting activities. Combined ratios of less than 100% indicate an underwriting profit for such year.
(13)	The net expense ratio is derived in the same manner as our GAAP-basis expense ratio as described in footnote 11, except that the net expense ratio excludes certain expenses that we consider not to be incurred in the normal course of our insurance business. Set forth below is a reconciliation of our underwriting expenses, determined in accordance with GAAP, and our underwriting expenses, excluding these items. Management believes that the net expense ratio provides a useful basis on which to compare our core operating performance from period to period. Although we incur lease abandonment and relocation expenses and litigation expenses from time to time in the course of operating our business, we believe that such expenses can mask underlying trends in the efficiency of our insurance operations and believe that providing the expense ratio calculated using expenses that management believes to be more closely related to the efficiency of our core insurance operations is helpful additional disclosure. The expense ratio calculated on this basis is not intended to be, and should not be considered to be, a substitute for the expense ratio calculated using expenses determined in accordance with GAAP.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(unaudited)
	(Dollars in thousands, except per share data)
Total expenses	$72,789	$79,989	$155,156	$137,208	$131,700	$134,264	$104,574
Non-operating expenses
Lease abandonment and relocation costs	—	9,280	9,280	—	—	—	—
Litigation settlement charge	—	—	12,222	—	5,700	—	—

Non-operating expenses	—	9,280	21,502	—	5,700	—	—

Net expenses excluding non-operating expenses	$72,789	$70,709	$133,654	$137,208	$126,000	$134,264	$104,574

Expense ratio	24.8%	24.9%	25.5%	25.5%	26.7%	29.2%	25.5%
Lease abandonment and relocation costs	—	2.8	1.5	—	—	—	—
Litigation settlement charge	—	—	2.1	—	1.2	—	—

Net expense ratio—as reported	24.8%	22.1%	21.9%	25.5%	25.5%	29.2%	25.5%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The PMI Group, Inc. is an international provider of credit enhancement products and lender services that promote home ownership and facilitate mortgage transactions in the capital markets. Through our wholly-owned subsidiaries and other investments, we offer residential mortgage insurance and credit enhancement products domestically and internationally, title insurance, financial guaranty reinsurance, mortgage servicing and other residential lender services.

On August 4, 2003, we announced that The PMI Group is the strategic investor in a group of investors, or the Investor Group, that has entered into a definitive agreement to acquire Financial Guaranty Insurance Company, or FGIC, together with its immediate holding company, FGIC Corporation, from General Electric Capital Corporation, or GECC. FGIC is a leading triple-A rated monoline bond insurer. FGIC provides financial guaranty insurance policies for public finance and structured finance obligations issued by clients in both the public and private sectors.

The aggregate value to be received by GECC is currently estimated at approximately $2.16 billion, consisting of three components: a cash purchase price, dividends to be paid by FGIC Corporation to a subsidiary of GECC prior to closing, and retention by GECC of certain securities of FGIC Corporation. The cash purchase price to be paid is approximately $1.6 billion. The pre-closing dividends to be paid by FGIC Corporation to a subsidiary of GECC are currently estimated to total $260 million. The actual aggregate amount of the dividends depends on FGIC’s net income, adjusted to exclude certain items, from January 1, 2003 to closing. If FGIC Corporation is unable to declare a dividend in an amount equal to its adjusted net income for that period, the members of the Investor Group must bear specified portions of the shortfall. The $1.6 billion cash purchase price and any dividend shortfall will be funded by equity commitments from the Investor Group and $225 million of debt to be issued by FGIC Corporation. In addition, GECC will retain approximately $235 million of FGIC Corporation preferred stock, with the remaining transaction value to GECC represented by the retention by GECC of approximately five percent of the common stock in FGIC Corporation.

Upon closing of the acquisition, The PMI Group’s ownership interest will be approximately 42% of the outstanding common stock of FGIC Corporation. Pursuant to an equity commitment letter, The PMI Group is obligated to fund, upon closing, $607 million in cash. In the event of a dividend shortfall as described above, the amount The PMI Group is required to fund may be increased by up to an additional $36.4 million in cash. The PMI Group’s equity investment is expected to be financed by the net proceeds of this offering and our concurrent offering of Units and cash on hand or that will be realized upon the sale of investment securities by The PMI Group. We expect to account for this investment under the equity method of accounting in accordance with APB Opinion No. 18 and, accordingly, the investment will not be consolidated.

The closing of the proposed acquisition is subject to various conditions. See “The FGIC Transaction” below.

On October 27, 2003, we announced that we had entered into a definitive agreement to sell our title insurance subsidiary, American Pioneer Title Insurance Company, or APTIC, for $115 million in cash, subject to adjustment, to a subsidiary of Fidelity National Financial. The APTIC transaction is subject to regulatory approvals and other customary closing conditions, and we expect it to close in the first half of 2004.

Results of Operations—Six Months Ended June 30, 2003 and June 30, 2002

Consolidated Results

The following table presents our consolidated financial results for the six months ended June 30, 2003 and 2002:

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions, except per share data)
Revenues:
Premiums earned	$475.4	$437.1	9%
Interest and dividend income	68.7	64.7	6%
Equity in earnings of unconsolidated strategic investments	14.5	19.8	(27)%
Net realized investment gains (losses)	3.4	(2.0)	—
Other income	31.5	20.0	58%

Total revenues	593.5	539.6	10%

Losses and loss adjustment expenses	114.1	79.0	44%
Amortization of deferred policy acquisition costs	44.1	41.8	6%
Other underwriting and operating expenses	203.3	162.5	25%
Lease abandonment and relocation costs	—	12.2	—
Interest expense and distributions on mandatorily redeemable preferred securities	9.5	9.8	(3)%

Income before income taxes and cumulative effect of a change in accounting principle	222.5	234.3	(5)%
Income taxes	63.4	69.0	(8)%

Income before cumulative effect of a change in accounting principle	159.1	165.3	(4)%
Cumulative effect of a change in accounting principle	—	7.2	—

Net income	$159.1	$172.5	(8)%

Diluted earnings per share	$1.77	$1.88	(6)%

Consolidated net income decreased by 8% in the first half of 2003 compared to the first half of 2002. The decrease was due to increases in losses in our U.S. Mortgage Insurance Operations, decreases in premiums written and earned in our U.S. Mortgage Insurance Operations because of lower persistency, and decreases in equity earnings from our unconsolidated strategic investments, principally Fairbanks Capital Holding Corp., or Fairbanks. Persistency, as of any date, is the percentage of insurance policies in force 12 months prior to that date which remain in force on that date. The decrease in consolidated net income was partially offset by increases in the net income from our Australian subsidiaries, or PMI Australia, which represent the majority of the activity in our International Mortgage Insurance Operations. The cumulative effect of a change in accounting principle resulted in the write-off of negative goodwill of $7.2 million in the first quarter of 2002. In the second quarter of 2002, we recognized a $12.2 million charge related to lease abandonment and relocation costs in connection with the relocation of our headquarters in August 2002.

Premiums earned represent the amount of premiums recognized as revenue for accounting purposes. The increase in premiums earned during the first half of 2003 over the first half of 2002 was attributable primarily to growth in premiums from our Title Insurance Operations and PMI Australia.

The increase in interest and dividend income in the first half of 2003 compared with the first half of 2002 was due to growth in the investment portfolio, partially offset by a decrease in our book yield. Our investment portfolio grew as a result of excess cash flows from operations. Our pre-tax book yield was 5.2% at June 30, 2003 compared with 5.6% at June 30, 2002, reflecting the lower interest rate environment and, to a lesser extent, higher cash positions in anticipation of our liquidity needs for the proposed acquisition of FGIC.

We account for our unconsolidated strategic investments and limited partnerships on the equity method of accounting. The decrease in equity earnings from our unconsolidated strategic investments in the first half of 2003 over the first half of 2002 was the result of a $2.5 million loss from certain private equity limited partnership investments and the decrease in the equity earnings from Fairbanks. Equity earnings, net of tax, from Fairbanks accounted for approximately 4% and 5% of our consolidated net income for the first half of 2003 and the first half of 2002, respectively. As a result of recent developments at Fairbanks, the contribution of Fairbanks to our consolidated net income may continue to generate losses in the immediate future. We evaluated our investment in Fairbanks as of June 30, 2003 and as of September 30, 2003 and we have not recognized an impairment charge with respect to this investment. See “—Segment Results—Other” for further information on this matter.

Included in net realized investment gains and losses are impairment losses recognized for financial reporting purposes on certain impaired securities in our investment portfolio and other investments. Impairment losses were $0.4 million for the first half of 2003, compared to $4.4 million for the first half of 2002.

The increase in other income in the first half of 2003 over the first half of 2002 was largely attributable to higher fees generated from our contract underwriting services. Contract underwriting services are included in our Other business segment.

The increase in our losses and loss adjustment expenses in the first half of 2003 compared with the first half of 2002 was the result of increases in paid claims in our U.S. Mortgage Insurance Operations, as discussed below.

The increase in other underwriting and operating expense in the first half of 2003 over the first half of 2002 was due primarily to increases in payroll and commission expenses related to increased underwriting activity in our Title Insurance Operations, and secondarily by increased expenses due to higher contract underwriting activity.

Our income tax expense decreased by 8% in the first half of 2003 compared to the first half of 2002. This decrease was due primarily to corresponding decreases in pre-tax income and, to a lesser extent, changes to the effective tax rates.

Segment Results

The following table presents net income (loss) for each of our segments for the six months ended June 30, 2003 and 2002.

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions)
U.S. Mortgage Insurance Operations	$128.1	$143.7	(11)%
International Mortgage Insurance Operations	30.7	25.1	22%
Title Insurance Operations	6.1	5.6	9%
Other*	(5.9)	(1.9)	(211)%

Consolidated Net Income**	$159.1	$172.5	(8)%

*	The results of our Other segment include other income and related operating expenses of PMI Mortgage Services Co., or MSC, investment income, interest expense and corporate overhead of The PMI Group, as well as the equity earnings in unconsolidated strategic investments except CMG, which are included in the results of U.S. Mortgage Insurance Operations.
**	Due to rounding, the sum of net income (loss) for each of our segments does not equal consolidated net income for the six months ended June 30, 2003.

U.S. Mortgage Insurance Operations

Our U.S. mortgage insurance subsidiary, PMI Mortgage Insurance Co., or PMI, provides primary mortgage insurance, or primary insurance, and pool mortgage insurance, or pool insurance, against losses in the event of borrower default. Primary insurance provides mortgage default protection on individual loans at specified coverage percentages. PMI’s primary insurance includes insurance that PMI underwrites on a loan-by-loan basis (flow channel) and insurance that PMI acquires in bulk transactions (bulk channel), primarily in the capital mortgage markets. Prior to 2002, PMI offered pool insurance products that covered the entire loss on a defaulted mortgage loan that exceeded the claim payment under any primary insurance coverage, up to an agreed aggregate amount, or stop loss limit, for all of the loans in a pool. PMI currently offers modified pool insurance products that, in addition to having a stated stop loss limit and other risk reduction features, have exposure limits on each individual loan in the pool. Our mortgage insurance products are purchased by lenders and investors, including Fannie Mae and Freddie Mac, or the GSEs, seeking protection against default risk, capital relief or credit enhancement for mortgage transactions in the capital markets.

The results of our U.S. Mortgage Insurance Operations include the operating results of PMI and affiliated U.S. mortgage insurance and reinsurance companies. CMG Mortgage Insurance Company and its affiliates, or CMG, which offer mortgage insurance for loans originated by credit unions, are accounted for under the equity method of accounting and are recorded as equity in earnings of unconsolidated strategic investments. U.S. Mortgage Insurance Operations’ results are summarized as follows:

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions)
Premiums earned	$301.6	$307.0	(2)%
Equity in earnings of unconsolidated strategic investments	$6.7	$6.4	5%
Losses and loss adjustment expenses	$103.1	$70.6	46%
Underwriting and operating expenses (excluding lease abandonment and relocation costs)	$72.8	$70.7	3%
Net income	$128.1	$143.7	(11)%

Premiums Written and Earned

PMI’s net premiums written refers to the amount of premiums recorded based on effective coverage during a given period, net of refunds and premiums ceded primarily, but not exclusively, under captive reinsurance agreements. In captive reinsurance agreements, PMI transfers portions of its risk written on loans originated by certain lender-customers to captive reinsurance companies affiliated with such lenders. In return, a proportionate amount of PMI’s gross premiums written is ceded to captive reinsurance companies. The components of PMI’s net premiums written and premiums earned are as follows:

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions)
Gross premiums written	$366.1	$371.4	(1)%
Ceded premiums	(61.7)	(43.5)	(42)%
Refunded premiums	(10.4)	(7.3)	(42)%

Net premiums written	$294.0	$320.6	(8)%

Premiums earned	$301.6	$307.0	(2)%

The decrease in net premiums written for the first half of 2003 over the first half of 2002 was due primarily to higher ceded premiums related to captive reinsurance agreements and lower primary insurance in force. Primary insurance in force refers to the current principal balance of all insured mortgage loans as of a given date. The increases in ceded premiums were driven by the increasing percentage of insurance in force subject to captive reinsurance agreements, combined with higher average ceding percentages for such agreements. Heavy refinance volume and a higher percentage of new insurance written by lenders with captive reinsurance programs resulted in an increasing penetration of loans subject to captive reinsurance agreements in PMI’s portfolio.

During the first half of 2003, 54% of primary new insurance written was subject to captive reinsurance agreements compared to 51% in the first half of 2002. Generally, new insurance written received through the bulk channel is not subject to captive reinsurance agreements. Accordingly, the level of bulk activity will impact the percentage of primary new insurance written subject to captive reinsurance agreements. As of June 30, 2003, 47% of primary insurance in force and 49% of primary risk in force were subject to captive reinsurance agreements, compared to 38% of primary insurance in force and 40% of primary risk in force subject to captive reinsurance agreements as of June 30, 2002. Primary risk in force is the aggregate dollar amount equal to the sum of each insured mortgage loan’s current principal balance multiplied by the percentage of the insurance coverage specified in the policy. We anticipate that higher levels of captive reinsurance cessions will continue to negatively impact PMI’s net premiums written and earned, and that the percentage of PMI’s primary risk in force subject to captive reinsurance agreements will continue to increase as a percentage of total risk in force.

Upon cancellation of certain insurance coverage, PMI refunds the portion of premiums that is unearned to the borrowers or servicers. The increase in refunded premiums in the first half of 2003 over the first half of 2002 was due to an increase in policy cancellations resulting from refinancing activity (see Primary Insurance and Risk in Force below).

PMI’s premiums earned decreased in the first half of 2003 over the corresponding period in 2002 due to higher captive reinsurance cessions and lower insurance in force, as discussed above. During the first quarter of 2003, PMI completed a review of the unearned premium reserve and loss reserves for our pool insurance business and determined that the actual loss development was lower than underwriting expectations. Accordingly, we reduced the unearned premium reserve to match actual loss experience, which resulted in $7.1 million of additional premiums earned for the first quarter of 2003.

Losses and Loss Adjustment Expenses

PMI’s total losses and loss adjustment expenses represent the total claims paid, certain expenses related to default notification and claim processing, and changes in loss reserves during the applicable period. We establish loss reserves based upon estimated claim rates and claim sizes for the default inventory and estimated defaults that have been incurred but not yet reported to PMI. PMI’s losses and loss adjustment expenses and related claims data are shown in the following table.

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions or as otherwise noted)
Claims paid including loss adjustment expenses*	$97.0	$55.5	75%
Change in net loss reserves	6.1	15.1	(60)%

Total losses and loss adjustment expenses	$103.1	$70.6	46%

Number of primary claims paid*	3,510	2,224	58%
Average primary claim size (in thousands)	$23.3	$19.8	18%

*

During the first quarter of 2003, PMI began reporting primary claims as “paid” at the time of disbursement to more appropriately reflect the effects of PMI’s loss mitigation efforts that take place after the perfection of a claim and prior to disbursement of such claim. Previously, claims were reported as “paid” upon perfection of the claim filing.

The increase in claims paid and total losses and loss adjustment expenses during the first half of 2003 over the first half of 2002 was due to increases in the average primary claim paid amount, the percentage of delinquent loans going to claim and the total number of primary loans in default. The increase in the average primary claim paid amount was primarily caused by increases in the average principal balance of loans going to claim and deeper coverage amounts, principally on bulk loans which represented a larger percentage of all claims in the first six months of 2003 than in the first half of 2002. PMI’s primary bulk loans that result in claims generally reach claims status more quickly than primary flow loans. This faster rate to claim allows less time for equity appreciation or loss mitigation by PMI and, accordingly, leads to higher claims paid. The increase in the percentage of loans going to claim was caused by higher levels of unemployment in the economy and the age of the primary portfolio. PMI conducts claims investigations with respect to certain delinquent loans as part of its loss mitigation efforts. During the month of May 2003, PMI completed a large number of such investigations on claims, some of which were then released for payment, contributing to higher paid primary claims during the second quarter of 2003 than in previous quarters. We believe that U.S. Mortgage Insurance Operation’s total losses and loss adjustment expenses will range between $210 million and $230 million for the year ending December 31, 2003.

In the second quarter of 2003, we assessed the reasonableness of PMI’s estimate of reserves for loss adjustment expenses. As a result of this assessment, we decreased PMI’s loss adjustment expense reserves by approximately $14 million and reduced the allocation of claim-related expenses from operating expenses to loss adjustment expenses. PMI’s case and incurred but not reported reserves were increased by approximately the same amount of the reduction to loss adjustment expense reserves in accordance with our best estimate for loss reserves as of June 30, 2003. PMI’s gross loss reserves were $321.1 million at June 30, 2003, which represents an increase of $18.2 million over the June 30, 2002 reserve balance.

PMI’s primary default data are presented in the following table.

	As of June 30,		Percentage Change or Variance
	2003	2002
Primary loans in default	34,361	29,734	16%
Primary default rate	4.12%	3.31%	0.81 pps
Primary default rate for bulk transactions	8.77%	8.25%	0.52 pps
Primary default rate excluding bulk transactions.	3.54%	2.74%	0.80 pps

The increases in PMI’s primary loans in default and default rates as of June 30, 2003 compared with the corresponding period in 2002 were primarily the result of the seasoning of our 2001 book and the condition of the U.S. economy. The default rates for bulk channel transactions at June 30, 2003 and 2002 were higher than the overall primary default rates due primarily to the higher concentration of less-than-A quality and non-traditional loans (see Credit Characteristics below) in PMI’s bulk portfolio.

As of June 30, 2003, PMI’s modified pool insurance (see Modified Pool Insurance below) default rate was 5.58% with 8,978 modified pool loans in default, compared to a default rate of 4.30% with 7,176 modified pool loans in default as of December 31, 2002. These increases were primarily due to the seasoning of this portfolio and the condition of the U.S. economy. PMI believes that its modified pool insurance products’ risk reduction features, including a stated stop loss limit and exposure limits on each individual loan in the pool, reduce PMI’s potential for loss exposure on loans insured by those products. PMI’s default rate for GSE Pool (see Pool Insurance below) was 2.47% with 4,302 GSE Pool loans in default, compared to 1.48% with 6,250 loans in default as of December 31, 2002.

Total Underwriting and Operating Expenses

Total underwriting and operating expenses reported in the current periods are comprised of (1) amortization of deferred policy acquisition costs and (2) other underwriting and operating expenses. PMI’s total underwriting and operating expenses are shown below.

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions)
Amortization of deferred policy acquisition costs	$39.0	$38.1	2%
Other underwriting and operating
Expenses	33.8	32.6	4%
Lease abandonment and relocation costs.	—	9.3	—

Total underwriting and operating expenses	$72.8	$80.0	(9)%

Policy acquisition costs incurred and deferred	$40.7	$36.4	12%

Deferred policy acquisition costs consist of direct costs related to PMI’s acquisition, underwriting and processing of new insurance including contract underwriting and sales-related activities. These costs are initially recorded as assets and amortized against related premium revenue for each policy year book of business.

Policy acquisition costs incurred and deferred are variable and fluctuate in line with the volume of new insurance applications processed and new insurance written, and are offset by increased efficiency resulting from the use of PMI’s electronic origination and delivery methods. Electronic delivery accounted for approximately 80% of PMI’s insurance commitments from its flow channel primary insurance during the first half of 2003, compared to approximately 66% during the first half of 2002.

Other underwriting and operating expenses consist of all other costs that are not attributable to the acquisition of new policies and that are recorded as expenses when incurred. The increase in other underwriting and operating expenses in the first half of 2003 over the first half of 2002 was due largely to increases in non-deferrable payroll-related costs combined with the effect of an adjustment to loss adjustment expenses. As previously discussed, we completed an analysis of loss adjustment expenses which resulted in the decrease to reserves for loss adjustment expenses and a corresponding decrease to the loss adjustment expense allocation from operating expenses. The effect of this adjustment on operating results was a reduction to the allocation of expenses to loss adjustment expenses by approximately $1 million, thereby increasing other underwriting and operating expenses. We anticipate this increase in other underwriting and operating expenses will continue in future periods. PMI incurred underwriting expenses related to contract underwriting services for mortgage loans without mortgage insurance coverage that are attributable to MSC. These costs were allocated to MSC which is reported in our Other segment, thereby reducing U.S. Mortgage Insurance Operation’s underwriting and operating expenses. Contract underwriting allocations were $27.1 million in the first half of 2003 compared to $18.7 million in the first half of 2002, reflecting higher mortgage origination volume and increased contract underwriting services on loans without mortgage insurance coverage.

Ratios

PMI’s loss, expense and combined ratios are shown in the following table.

	Six Months Ended June 30,		Variance
	2003	2002
Loss ratio	34.2%	23.0%	11.2 pps
Expense ratio	24.8%	24.9%	(0.1) pps

Combined ratio	59.0%	47.9%	11.1 pps

PMI’s loss ratio is the ratio of total losses and loss adjustment expenses to premiums earned. The increase in the loss ratio in the first half of 2003 over the first half of 2002 was primarily due to the increases in claims payments. PMI’s expense ratio is the ratio of amortization of deferred policy acquisition costs and other underwriting and operating expenses (excluding interest expense) to the net amount of premiums written. PMI’s expense ratio in the first half of 2003 was impacted by lower net premiums written and our change of the estimate of loss adjustment expense allocation in the second quarter of 2003. PMI’s expense ratio for the first six months of 2002 included a $5.7 million litigation settlement charge. The combined ratio is the sum of the loss ratio and the expense ratio.

Primary New Insurance Written

The components of PMI’s primary new insurance written are as follows:

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions)
Primary new insurance written:
Primary new insurance written –
flow channel	$23,983	$20,863	15%
Primary new insurance written –
bulk channel	3,933	1,933	103%

Total primary new insurance written	$27,916	$22,796	22%

PMI’s increase in primary new insurance written in the first half of 2003 over the first half of 2002 was driven by higher volumes of residential mortgage originations and refinance activities, due to the historically low interest rate environment. As estimated by Mortgage Bankers Association of America, total U.S. residential mortgage originations during the first six months of 2003 increased by 61% over the first six months in 2002 to $1.7 trillion.

Pool Insurance

PMI provides pool insurance coverage to lenders and investors for risk reduction, capital relief or credit enhancement for capital market mortgage transactions. Pool insurance is typically issued in negotiated GSE and capital market transactions. Prior to 2002, PMI offered pool insurance to two different customer segments: lenders and the GSEs (GSE Pool), and the capital markets (Old Pool). Both of these products insure all losses on individual loans held within a pool of insured loans up to the stop loss limit for the entire pool. PMI’s pool risk in force is the aggregate of the stop loss limit of all pools less the sum of claims paid and deductibles when applicable. GSE Pool risk in force was $490.9 million as of June 30, 2003. Old Pool is a capital markets pool product issued prior to 1994. Old Pool risk in force at June 30, 2003 was $731.4 million.

Modified Pool Insurance

PMI currently offers modified pool insurance products that, in addition to having a stated stop loss limit and other risk reduction features, have exposure limits on each individual loan in the pool. Modified pool insurance may be attractive to investors and lenders seeking capital relief or a reduction of default risk beyond the protection provided by existing primary insurance or to cover loans that do not require primary insurance. PMI wrote $139.8 million of modified pool risk during the first half of 2003, compared to $449.1 million during the first half of 2002 due to a reduction in demand by our principal customer for this product. Modified pool risk in force was $1,292.4 million as of June 30, 2003 compared with $804.8 million as of June 30, 2002.

Primary Insurance and Risk in Force

Primary insurance in force and total risk in force for PMI are shown in the table below.

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions)
Primary insurance in force	$103,506	$109,310	(5)%

Risk in force:
Primary risk in force	$24,089	$25,628	(6)%
Pool risk in force	2,830	2,789	1%

Total risk in force	$26,919	$28,417	(5)%

The decreases in primary insurance in force and risk in force at June 30, 2003 compared to June 30, 2002 were driven by higher policy cancellations. Policy cancellations increased by 61% over the first half of 2002 to $32.0 billion in the first half of 2003. Downward movements in mortgage interest rates during 2002 and the first half of 2003 resulted in heavy mortgage refinancing activity, which caused PMI’s policy cancellations to increase and PMI’s policy persistency to decline. PMI’s persistency rate was 46.3% at June 30, 2003 compared with 60.3% at June 30, 2002.

Credit Characteristics

PMI insures less-than-A quality loans and non-traditional loans through all of its acquisition channels. PMI defines less-than-A quality loans to include loans with FICO scores (a credit score provided by Fair, Isaac and Company) generally less than 620. PMI considers a loan non-traditional if it does not conform to GSE requirements, including loan size limits, or if it includes certain other characteristics such as reduced documentation verifying the borrower’s income, deposit information and/or employment. A small number of loans insured by PMI are both of less-than-A quality and non-traditional. PMI generally expects higher default and delinquency rates and faster prepayment speeds for less-than-A quality loans and non-traditional loans than for PMI’s A quality and traditional loans. However, in 2002 and 2003, PMI’s less-than-A quality and non-traditional loans have exhibited slower prepayment speeds than PMI’s A quality and traditional loans as a result of the declining interest rate environment. Also in 2002 and 2003, less-than-A and non-traditional loans that resulted in claims generally had deeper coverage and, in the case of bulk loans, reached claims status more quickly than A quality and traditional loans, contributing to higher relative average claim amounts in PMI’s less-than-A and non-traditional portfolio.

The following table presents PMI’s less-than-A quality loans and non-traditional loans as percentages of its bulk channel and flow channel primary new insurance written and modified pool insurance written.

	Six Months Ended June 30,
	2003		2002
	(Dollars in millions)
Less-than-A quality loan amounts and as a percentage of:
Primary new insurance written – flow channel	$1,757	7%	$2,326	11%
Primary new insurance written – bulk channel	1,585	40%	168	9%

Total primary new insurance written	3,342	12%	2,494	11%
All modified pool insurance written	163	4%	3,141	33%

Total primary and modified pool insurance written	$3,505	11%	$5,635	17%

Non-traditional loan amounts and as a percentage of:
Primary new insurance written – flow channel	$3,184	13%	$2,226	11%
Primary new insurance written – bulk channel	994	25%	659	34%

Total primary new insurance written	4,178	15%	2,885	13%
All modified pool insurance written	2,027	49%	1,710	18%

Total primary and modified pool insurance written	$6,205	19%	$4,595	14%

Loans that were non-traditional, of less-than-A quality, or both accounted for approximately 24% of PMI’s primary risk in force at June 30, 2003 and 22% at June 30, 2002. Less-than-A quality loans accounted for approximately 12% of PMI’s primary risk in force at June 30, 2003 and June 30, 2002. As of June 30, 2003 and June 30, 2002, approximately 3% of PMI’s primary risk in force was comprised of loans with FICO scores below 575, a subset of our less-than-A quality loan portfolio. Non-traditional loans accounted for approximately 13% of PMI’s primary risk in force at June 30, 2003 and 12% at June 30, 2002.

International Mortgage Insurance Operations

International Mortgage Insurance Operations include the results of our Australian subsidiaries, PMI Mortgage Insurance Ltd and PMI Indemnity Limited, or PMI Australia; our Irish subsidiary, PMI Mortgage Insurance Company Limited, or PMI Europe; and PMI’s Hong Kong reinsurance revenues. The reporting of financial and statistical information for international operations are subject to currency rate fluctuations in translation to U.S. dollar reporting. International Mortgage Insurance Operations’ results are summarized as follows:

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions)
Premiums earned	$42.6	$27.1	57%
Losses, expenses and interest	$13.3	$10.3	29%
Net income	$30.7	$25.1	22%

The change in foreign exchange rates from December 31, 2002 to June 30, 2003 favorably impacted our net income by $2.1 million.

PMI Australia

The table below sets forth the results of PMI Australia for the six month periods ended June 30, 2003 and 2002.

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions)
Net premiums written	$49.6	$36.4	36%

Premiums earned	$37.1	$24.4	52%
Net investment income	11.1	10.1	10%
Other income	0.3	—	—
Losses and loss adjustment expenses	(1.4)	3.3	—
Underwriting and operating expenses	12.2	6.6	85%
Income taxes	11.9	7.6	57%

Income before cumulative effect of a change in accounting principle	25.8	17.0	52%
Cumulative effect of a change in accounting principle	—	7.2	—

Net income	$25.8	$24.2	7%

Loss ratio	(3.8)%	13.5%	(17.3) pps
Expense ratio	24.6%	18.1%	6.5 pps

The increase in PMI Australia’s income before the cumulative effect of a change in accounting principle for the first half of 2003 compared to the first half of 2002 was due primarily to an increase in premiums earned and decreases in losses and loss reserves. The reported results of PMI Australia were affected by the appreciation of the Australian dollar in 2003. The average USD/AUD currency exchange rate was 0.6171 for the first half of 2003, compared to 0.5349 for the first half of 2002.

Premiums Written and Earned. PMI Australia’s net premiums written and premiums earned for the first half of 2003 compared to the corresponding period in 2002 were favorably affected by the appreciation of the Australian dollar and growth in the insurance portfolio attributable primarily to strong market activity in Australia and a reduction in the number of market participants underwriting mortgage insurance.

Net Investment Income. The increase in net investment income in the first half of 2003 compared to the first half of 2002 was attributable to the growth of the investment portfolio and currency exchange rate appreciation. PMI Australia’s investment portfolio, including cash and cash equivalents, was $523.8 million at June 30, 2003 compared to $369.1 million at June 30, 2002. The growth was driven by positive cash flows from operations and the appreciation of the Australian dollar. The pre-tax book yield was 5.18% at June 30, 2003 compared to 5.77% at June 30, 2002, calculated to reflect accounting adjustments made to interest and dividend income at 2002 year-end to conform to generally accepted accounting principles, or GAAP. This decrease was due to the downward movement in bond rates.

Losses and Loss Adjustment Expenses. The decrease in losses and loss adjustment expenses in the first half of 2003 over the first half of 2002 was due to declines in claims payments and loss reserves. PMI Australia reduced its loss reserves as a result of a reduction in the number of outstanding defaults, lower claim rates and claim amounts as of June 30, 2003, attributable to stable economic conditions with continued low unemployment, low interest rates and property appreciation. PMI Australia’s default rate at June 30, 2003 was 0.22% compared with 0.30% at June 30, 2002.

Underwriting and Operating Expenses. The increase in underwriting and operating expenses in the first half of 2003 compared with the first half of 2002 was due in part to increases in payroll and payroll-related expenses, increased expenses related to special projects, and exchange rate appreciation.

Primary New Insurance Written and Risk in Force. PMI Australia’s primary new insurance written includes flow channel insurance and insurance on residential mortgage-backed securities, or RMBS. In Australia, an active securitization market exists due in part to the relative absence of government sponsorship of the mortgage market. RMBS transactions include insurance on seasoned portfolios comprised of prime credit quality loans that have loan-to-value ratios often below 80%. The loan-to-value ratio is the ratio of the original loan amount to the value of the property. The following table presents the components of PMI Australia’s primary new insurance written, insurance in force and risk in force.

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions)
Flow insurance written	$6,386	$5,668	13%
RMBS insurance written	2,845	1,519	87%

Total primary new insurance written	$9,231	$7,187	28%

	As of June 30,		Percentage Change
	2003	2002
	(Dollars in millions)
Primary insurance in force	$68,954	$50,021	38%
Primary risk in force	$62,913	$45,324	39%

The increase in primary new insurance written in the first half of 2003 over the first half of 2002 was driven, in part, by a reduction in the number of market participants that underwrite mortgage insurance, strong market activity and the appreciation of the Australian dollar, as discussed above. The increases in primary insurance in force and risk in force in the first half of 2003 were driven by an increase in the amount of new insurance written during the past 12 months and exchange rate appreciation.

PMI Europe

The following table sets forth the results of PMI Europe for the six month periods ended June 30, 2003 and 2002.

	Six Months Ended June 30,
	2003	2002
	(Dollars in millions)
Premiums earned	$3.0	$0.8
Net investment income (loss)	2.3	(1.2)
Losses and loss adjustment expenses	1.3	0.1
Underwriting and operating expenses	1.2	0.4
Income tax	0.4	0.1

Net income (loss)	$2.4	$(1.0)

The reported results of PMI Europe were affected by the appreciation of the Euro in 2003. The average USD/Euro currency exchange rate was 1.1057 for the first half of 2003, compared to 0.8984 for the first half of 2002.

The increase in premiums earned in the first half of 2003 was driven by continued growth in PMI Europe’s insurance portfolio over the past 12 months. During the second quarter of 2003, PMI Europe completed two new transactions which contributed earned premiums of $1.1 million. Since its inception, PMI Europe has entered into seven credit default swap-related transactions as of June 30, 2003, and had assumed $413.6 million of default risk on $3.1 billion of mortgages on properties in the United Kingdom, and $185.5 million of default risk on $5.5 billion of mortgages on properties in Germany. The majority of the default risk that PMI Europe has insured was highly rated by at least one of the international credit rating agencies. As of June 30, 2003, PMI Europe had assumed first loss risk of approximately $24 million of default risk.

PMI Europe’s investment portfolio, including cash and cash equivalents, as of June 30, 2003 was $108.4 million compared to $82.6 million as of June 30, 2002. The growth of the investment portfolio was driven by the appreciation of the Euro relative to the US dollar and by positive cash flows from operations. The pre-tax book yield was 4.85% as of June 30, 2003 and 4.84% as of June 30, 2002.

PMI Europe’s net investment income includes realized investment gains and losses from investment activity and currency exchange gains and losses when investments are sold. PMI Europe’s net investment income also includes gains and losses on currency re-measurement, which represent the revaluation of assets and liabilities held by PMI Europe that are denominated in non-functional currencies into the functional currency, the Euro. PMI Europe incurred re-measurement losses of $0.5 million in the first six months of 2003 compared to re-measurement losses of $1.6 million in the first six months of 2002. PMI Europe reduced its exposure to foreign exchange re-measurement fluctuations in 2003 by reducing the amount of investments held in currencies other than the Euro.

Losses and loss adjustment expenses increased in the first half of 2003 due to increases in reserves for losses and claims. PMI Europe increased its loss reserves in the second quarter of 2003 as a result of additional risk associated with the new transactions. No claims were paid in the first half of 2003.

The increase in underwriting and operating expenses in the first half of 2003 compared with the corresponding period in 2002 was due primarily to an increase in staff and costs associated with expansion efforts.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. We believe that certain credit default swaps entered into by PMI Europe after June 30, 2003 may not qualify as insurance contracts, in which case they will be classified as derivatives under SFAS No. 149. Accordingly, SFAS No. 149 will require us to account for PMI Europe’s future credit default swap transactions differently than prior swap transactions, which we account for pursuant to SFAS No. 133. We do not anticipate that this change will significantly impact us.

Hong Kong

The following table sets forth the results of PMI’s Hong Kong reinsurance revenues.

	Six Months Ended June 30,
	2003	2002	Percentage Change
	(Dollars in millions)
Gross reinsurance premiums written	$2.9	$3.6	(19)%
Reinsurance premiums earned	$2.5	$1.9	32%

PMI’s Hong Kong branch reinsures mortgage risk for the Hong Kong Mortgage Corporation. Slow economic and mortgage market conditions during the first quarter of 2003 resulted in the overall decrease in gross reinsurance premiums written for the first six months of 2003.

Title Insurance Operations

The following table sets forth the results of our title insurance subsidiary, American Pioneer Title Insurance Company, or APTIC:

	Six Months Ended June 30,
	2003	2002	Percentage Change or Variance
	(Dollars in millions)
Premiums earned	$131.2	$103.0	27%
Net investment income	1.5	1.1	36%
Other Income	6.4	4.3	49%
Losses and loss adjustment expenses	11.1	5.1	118%
Underwriting and operating expenses	118.7	94.6	25%
Income taxes	3.2	3.1	3%

Net income	$6.1	$5.6	9%

Combined ratios	94.4%	93.0%	1.4 pps

The increase in premiums earned for the first half of 2003 was driven by increased new business writing due to higher total residential mortgage origination volume during the period.

The increase in underwriting and operating expenses in the first half of 2003 over the first half of 2002 was primarily due to increases in agency fees and commissions related to higher premiums earned. Agency commissions were $96.4 million for the first half of 2003, compared to $76.5 million for the first half of 2002.

The increase in losses and loss adjustment expenses in the first half of 2003 was the result of increases in claim payments and loss reserves. Claim payments increased by $2.3 million in the first half of 2003 over the corresponding period in 2002, primarily as a result of increased new business. Loss reserves increased by $7.3 million at June 30, 2003 from December 31, 2002, driven in part by the strengthening of reserves for estimated claims incurred but not reported associated with increased new business. The combined ratio for our Title Insurance Operations is the ratio of total losses and loss adjustment expenses and underwriting and other operating expenses to premiums earned and other income.

Other

The results of our Other segment include other income and related operating expenses of MSC, investment income, interest expense and corporate overhead of The PMI Group, as well as the equity earnings in unconsolidated strategic investments except CMG, which are included in the results of U.S. Mortgage Insurance Operations. Our Other business segment results are summarized as follows:

	Six Months Ended June 30,		Percentage Change
	2003	2002
	(Dollars in millions)
Equity in earnings of unconsolidated strategic investments	$7.8	$13.4	(42)%
Other income	$24.6	$15.2	62%
Underwriting and operating expenses	$42.5	$32.0	33%
Net income	$(5.9)	$(1.9)	(211)%

The decrease in equity earnings from unconsolidated strategic investments, excluding CMG, in the first half of 2003 compared to the corresponding period in 2002 was due primarily to a $2.6 million loss from our limited partnership investments incurred in the first quarter of 2003 and the decrease in equity earnings from Fairbanks. Equity earnings from Fairbanks decreased by $1.5 million in the first half of 2003 over the first half of 2002.

In April and May of 2003, two of the three rating agencies downgraded Fairbanks Capital’s residential subprime and residential special service rankings to “below average” (or its equivalent). In June 2003, the remaining rating agency downgraded Fairbanks Capital’s residential subprime and residential special servicer ranking to “average” (or its equivalent). Under the provisions of certain of Fairbanks’ credit facilities, an event of default was deemed to occur if Fairbanks Capital’s ratings fell below “above average”. However, prior to the actions of the rating agencies, Fairbanks obtained waivers temporarily providing that such actions, in themselves, would not constitute events of default under the credit agreements. In June 2003, prior to expiration of the waiver, Fairbanks finalized the terms of a debt restructuring with creditors to extend its committed financing for servicing advances, purchased servicing and working capital through September 30, 2004. As part of the debt restructuring, Fairbanks’ primary shareholders purchased from Fairbanks’ lenders $35 million of subordinated participation interests in Fairbanks Capital’s debt, collateralized by purchased mortgage servicing. As of June 30, 2003, our investment balance in Fairbanks was approximately $140 million and we had approximately $24.4 million in subordinated participation interests and advances to Fairbanks. On October 14, 2003, in connection with the replacement of two Fairbanks Capital financing arrangements, we entered into a guarantee of approximately $7 million principal amount of Fairbanks Capital’s outstanding debt that matures in September 2004 together with accrued interest thereon. Furthermore, as described under “Risk Factors—Risks Related to Our Business—Investigations by the FTC and other regulatory agencies into Fairbanks’ activities and private litigation involving Fairbanks could harm Fairbanks’ business and adversely affect our investment in Fairbanks”, Fairbanks has reached a proposed settlement of potential civil charges by the FTC and HUD that will require, among other things, the creation of a $40 million fund for the benefit of consumers. We expect to guarantee or fund approximately two-thirds of Fairbanks Capital’s obligations under a $30 million letter of credit to be obtained by Fairbanks Capital to fund a portion of that obligation. As a result of these and other developments at Fairbanks, the contribution of Fairbanks to our consolidated net income may continue to be negatively impacted. (See “Risk Factors” for additional discussions of those developments.) As of June 30 and September 30, 2003 and as discussed under “Summary—Recent Developments”, we have evaluated our total investment in Fairbanks of approximately $144.6 million as of September 30, 2003, and do not believe that our Fairbanks investment balance meets the definition of “other-than-temporary decline in value” and, accordingly, we have not recognized an impairment charge with respect to the investment. Developments in the status of Fairbanks’ negotiations with its lenders, as well as developments with respect to regulatory and litigation matters involving Fairbanks and Fairbanks’ business prospects generally, could require us to recognize an impairment charge with respect to our investment in Fairbanks in the future.

Other income, which was generated by MSC, increased in the first half of 2003 over the corresponding period of 2002, primarily attributable to increased contract underwriting activity in connection with higher mortgage origination and refinance volume.

Operating expenses, which were incurred by MSC and The PMI Group, increased in the first half of 2003 over the corresponding period in 2002, due to increased contract underwriting activity and related expense allocations. Contract underwriting allocations from PMI to MSC were $27.1 million in the first half of 2003 compared with $18.7 million in the first half of 2002.

In April 2003, we invested an additional $24.4 million in RAM Holdings Ltd. and RAM Holdings II Ltd., which are the holding companies for RAM Reinsurance Company, Ltd. or RAM Re, as part of a $92 million capital infusion. Our ownership percentage as a result of this capital investment did not change. Our equity in earnings from RAM Re declined to $1.4 million in the first half of 2003 from $2.0 million in the corresponding period in 2002, due to RAM Re’s $4.1 million increase to its provisions for losses in the first quarter of 2003, following similar action taken by the primary guarantors reinsured by RAM Re in connection with securities they have guaranteed.

Results of Operations—Years Ended December 31, 2002, 2001 and 2000

Consolidated Results

The following table presents our consolidated financial results for the twelve months ended December 31, 2002, 2001 and 2000:

	Years Ended December 31,			Percentage Change
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
	(Dollars in millions, except per share data)
Premiums earned	$904.5	$754.8	$634.4	20%	19%
Interest and dividend income	$123.1	$131.8	$107.6	(7)%	22%
Equity in earnings of unconsolidated strategic investments	$44.2	$18.8	$11.9	135%	58%
Net realized investment gains	$1.3	—	$0.4	—	—
Losses and underwriting and operating expenses	$606.5	$468.2	$364.5	30%	28%
Interest expense and distributions on preferred capital securities	$19.7	$21.8	$18.5	(10)%	18%
Income before income taxes and extraordinary item and cumulative effect of a change in accounting principle	$470.8	$447.0	$373.9	5%	20%
Income taxes	$131.7	$134.9	$113.7	(2)%	19%
Income before extraordinary item and cumulative effect of a change in accounting principle	$339.0	$312.0	$260.2	9%	20%
Extraordinary loss on early extinguishment of debt, net of income tax benefit of $2.6 million	—	$4.8	—	—	—
Cumulative effect of a change in accounting principle	$7.2	—	—	—	—
Net income	$346.2	$307.2	$260.2	13%	18%
Diluted earnings per share*	$3.79	$3.39	$2.89	12%	17%

*	Earnings per share calculations are based on the number of common stock shares outstanding on a fully-diluted basis. Per share data has been adjusted to reflect the two-for-one stock split effective on June 17, 2002.

The increases in our 2002 consolidated net income and net income per share over 2001 were due primarily to increases in premiums earned and equity earnings of our unconsolidated strategic investments, partially offset by higher losses and underwriting and operating expenses. During the fourth quarter of 2002, we made cumulative adjustments for our Australian operations covering the period commencing August 31, 1999 and ending September 30, 2002 to conform the results to GAAP. As a result, our reported premiums earned increased by $6.3 million, interest and dividend income decreased by $9.8 million, realized investment gains increased by $4.4 million, and amortization of deferred policy acquisition costs decreased by $1.0 million. The net impact was an increase to net income of $1.3 million. The increases in consolidated net income and net income per share in 2001 over 2000 were largely attributable to increases in premiums earned and interest and dividend income, partially offset by higher losses and underwriting and operating expenses.

The amount of premiums recognized as revenue for financial reporting purposes, or premiums earned, increased in 2002 over 2001 due to growth in premiums from title insurance, and modified pool insurance and primary new insurance written by our U.S. mortgage insurance operations and the corresponding growth in our primary mortgage insurance portfolio. The inclusion of PMI Indemnity Limited’s results also contributed to the growth of our insurance portfolio and premiums earned. We acquired PMI Indemnity Limited, or PMI Indemnity, one of our Australian subsidiaries, in September 2001 and included its results in our results of operations beginning in the fourth quarter of 2001. The increase in premiums earned in 2001 compared to 2000 was attributable primarily to an increase in the volume of primary new insurance written by our U.S. mortgage insurance operations and the corresponding growth in our insurance portfolio.

The decrease in interest and dividend income in 2002 over 2001 was the result of the deployment of capital into a seven-story office building in Walnut Creek, California, named PMI Plaza, a decline in our portfolio yield, and the cumulative adjustments for our Australian operations as discussed above. The increase in interest and dividend income in 2001 over 2000 was due to the returns on the net proceeds of our convertible debentures offering in July 2001 and the inclusion of PMI Indemnity’s investment portfolio. Our pre-tax current book yield was 5.6% at December 31, 2002, down from 5.9% at December 31, 2001 and 6.3% at December 31, 2000. Included in our net realized investment gains were impairment losses recognized for financial reporting purposes on certain impaired securities of $6.9 million in 2002 and $3.2 million in 2001.

The growth in equity earnings from our unconsolidated strategic investments in 2002 over 2001 was attributable to the increase in our ownership of Fairbanks to 56.8% as of December 31, 2002 and the expansion of Fairbanks’ special servicing operations, and to securitization activity by Truman Capital Investment Fund, L.P., or Truman Fund. The increase in equity earnings in 2001 over 2000 was due primarily to growth in Fairbanks’ servicing portfolio.

Losses and underwriting and operating expenses increased in 2002 over 2001 as the result of higher levels of claims for our U.S. mortgage insurance operations and increased agency commissions for our title insurance operations. The increases in our losses and underwriting and operating expenses in 2001 over 2000 were due primarily to increased expenses related to higher business activity for our title insurance operations and U.S. mortgage insurance operations.

The decrease in interest expense and distributions on the preferred capital securities in 2002 was attributable largely to partial repayment of our long-term debt and preferred capital securities. Approximately $136 million of the proceeds from our convertible debentures offering in July 2001 was used to extinguish portions of our long-term debt and preferred capital securities during the fourth quarter of 2001. The increase in interest expense and distributions on the preferred capital securities in 2001 was due to the overall increase in our total outstanding debt resulting from issuance of the convertible debentures.

Segment Results

U.S. Mortgage Insurance Operations

PMI’s revenues increased by 9% in 2002 over 2001 and increased by 8% in 2001 over 2000, due primarily to increases in new insurance written and growth in PMI’s insurance portfolio.

Equity earnings of CMG were $12.4 million in 2002, $10.7 million in 2001 and $8.6 million in 2000.

Premiums Written and Earned

The components of PMI’s net premiums written and premiums earned are as follows:

	Years Ended December 31,			Percentage Change
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
	(Dollars in millions)
Gross premiums written	$722.4	$615.9	$540.8	17%	14%
Ceded premiums, net of assumed premiums	(97.2)	(61.1)	(35.6)	(59)%	(72)%
Refunded premiums	(16.1)	(17.7)	(11.1)	9%	(59)%

Net premiums written	$609.1	$537.1	$494.1	13%	9%

Premiums earned	$611.2	$550.9	$502.5	11%	10%

PMI’s net premiums written and premiums earned increased in 2002 and 2001 despite lower policy persistency. The increase in 2002 was due largely to modified pool insurance written and to primary new insurance written, offset by higher ceded premiums related to captive agreements. The increase in 2001 was primarily attributable to new primary and modified pool insurance written and the growth of PMI’s primary and modified pool insurance in force as discussed above.

The increases in 2002 and 2001 ceded premiums were the result of increases in the percentage of insurance in force subject to captive reinsurance agreements. Heavy refinance volume and a higher percentage of new insurance written by lenders with captive reinsurance programs resulted in an increasing penetration of loans subject to captive reinsurance agreements in PMI’s portfolio. In 2002, 56% of primary new insurance written was subject to captive agreements compared to 45% in 2001 and 34% in 2000. At December 31, 2002, 43% of primary insurance and risk in force were subject to captive agreements, compared to 33% at December 31, 2001 and approximately 23% at December 31, 2000.

Refunded premiums in 2002 and 2001 increased significantly from 2000 due to higher levels of policy cancellations.

Losses and Loss Adjustment Expenses

PMI’s losses and loss adjustment expenses and related claims data are illustrated as follows:

	Years Ended December 31,			Percentage Change
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
	(Dollars in millions or as otherwise noted)
Claims paid including loss adjustment expenses*	$121.3	$88.6	$79.0	37%	12%
Change in net loss reserves	28.5	10.9	14.0	161%	(22)%

Total losses and loss adjustment expenses	$149.8	$99.5	$93.0	51%	7%

Number of primary claims paid	4,860	3,695	3,518	32%	5%
Average primary claim size (in thousands)	$20.3	$20.8	$19.0	(2)%	9%

*	In the third quarter of 2002, we reclassified remedies expenses in connection with contract underwriting services from the U.S. mortgage insurance operations business segment to the Other business segment, including all periods from January 1, 2000. Remedies expenses were $6.5 million in 2002, $3.3 million in 2001 and $2.3 million in 2000.

In 2002, PMI reported an increase in claims paid and loss adjustment expenses of 37% or $32.7 million, and an increase in loss reserves of 161% or $17.6 million. These increases were due to: higher default and claim rates associated with the maturation of PMI’s 1997 through 2000 books of primary insurance business and PMI’s GSE pool insurance portfolio; the increases in less-than-A quality loans and non-traditional loans in PMI’s 2000 insurance portfolio; and generally weaker economic conditions and higher unemployment rates throughout the U.S. The 1997 through 2000 primary insurance books of business accounted for 28% of PMI’s total primary policies in force and 25% of primary insurance in force at December 31, 2002. The increases in losses and loss adjustment expenses in 2001 were a result of the economic downturn in 2001 and to the maturation of our 1996 through 1999 books of business. The 1996 through 1999 books of business accounted for 37% of PMI’s total primary policies in force and 35% of primary insurance in force at December 31, 2001.

PMI experienced a decline in the average size of primary claims paid in 2002 over 2001 due to continued appreciation of home prices in many regions of the United States, our loss mitigation efforts, and a decrease in average insurance coverage on the loans for which claims were paid. The average size of primary claims paid increased in 2001 over 2000 due to the U.S. economic slowdown, offset by appreciation of home values and PMI’s loss mitigation efforts. PMI’s loss mitigation efforts could be limited by a deterioration in housing prices, an increase in interest rates, a further weakening of the economy, or a combination of these factors. PMI’s primary default data are presented in the following table:

	As of December 31,			Percentage Change/Variance
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
	(Dollars in millions)
Primary loans in default	36,537	25,228	18,093	45%	39%
Primary default rate	4.18%	2.86%	2.21%	1.32pps	0.65pps
Primary default rate excluding bulk transactions	3.52%	2.54%	Not Available	0.98pps	—
Primary default rate for bulk transactions	10.40%	5.55%	Not Available	4.85pps	—

The increases in primary loans in default and default rates as of December 31, 2002 and 2001 were related to the seasoning and composition of PMI’s portfolios as discussed above, and the weaker U.S. economy. The default rates for bulk transactions at December 31, 2002 and 2001 were higher than the overall primary default rates due primarily to the higher concentration of less-than-A quality and non-traditional loans in PMI’s bulk portfolio.

At December 31, 2002, PMI’s modified pool default rate was 4.30% with 7,176 modified pool loans in default, and PMI’s GSE pool default rate was 1.48% with 6,250 GSE pool loans in default.

Total Underwriting and Operating Expenses

The composition of PMI’s total underwriting and operating expenses is shown below:

	Years Ended December 31,			Percentage Change
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
	(Dollars in millions)
Amortization of deferred policy acquisitions costs	$76.5	$76.6	$77.3	—	(1)%
Other underwriting and operating expenses	57.1	60.6	48.7	(6)%	24%

Total underwriting and operating expenses	$133.6	$137.2	$126.0	(3)%	9%

Policy acquisition costs incurred and deferred	$76.6	$77.6	$74.7	(1)%	4%

Electronic delivery accounted for approximately 69% of PMI’s insurance commitments from its primary flow channel in 2002, 52% in 2001 and 23% in 2000.

The decrease in other underwriting and operating expenses in 2002 over 2001 was largely due to expense allocations to the Other business segment associated with contract underwriting activity, which offset total operating expenses of U.S. mortgage insurance operations, and higher ceding commissions related to captive reinsurance agreements. Contract underwriting allocations were $46.1 million in 2002, $38.8 million in 2001 and $20.2 million in 2000, and these increases reflected higher contract underwriting activity. The increase in other underwriting and operating expenses in 2001 compared to 2000 was due largely to increased payroll and related expenses and higher depreciation expenses.

Ratios

PMI’s loss, expense and combined ratios are illustrated in the following table:

	Years Ended December 31,			Variance
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
Loss ratio	24.5%	18.1%	18.5%	6.4pps	(0.4)pps
Expense ratio	25.5%	25.5%	26.7%	—	(1.2)pps

Combined ratio	50.0%	43.6%	45.2%	6.4pps	(1.6)pps

The 2002 expense ratio included a $12.2 million litigation settlement charge and $9.8 million in lease abandonment and relocation costs. The 2000 expense ratio included a $5.7 million litigation settlement charge. The increase in the loss ratio in 2002 over 2001 was due to increased claim payments and loss reserve strengthening. The decline in the 2001 loss ratio compared with 2000 was attributable to the increase in premiums earned, partially offset by the increase in claim payments.

Primary New Insurance Written

In August 2001, the mortgage insurance industry’s trade association MICA revised several categories of insurance that are reported by mortgage insurers to MICA. These categories included flow channel primary insurance, bulk channel primary insurance and pool insurance. We implemented the definitional changes during the third quarter of 2001, and PMI’s primary new insurance written and primary insurance in force reported through the third quarter of 2002 were based upon these newly-defined categories. As a result of the implementation of these definitional changes, a portion of the insurance that the mortgage insurance industry had traditionally classified as pool insurance was classified as primary insurance, and certain insurance that traditionally had been classified as primary insurance was classified as pool insurance. Beginning in the fourth quarter of 2002, PMI returned to its traditional definitions of primary insurance and pool insurance that reflect more appropriately the way PMI structures its products and manages its risk. Accordingly, the operating and statistical results in this document, unless otherwise noted, are based on PMI’s definitions. The differences in primary new insurance written and primary insurance in force under PMI’s definitions and MICA’s definitions, as shown below, are primarily the result of reclassifications of primary insurance and pool insurance. These changes do not impact our consolidated financial results.

The components of the total primary new insurance written by PMI based on PMI’s definitions as well as MICA’s definitions, and the total primary new insurance written for the private mortgage insurance industry as reported by MICA are as follows:

	Years Ended December 31,			Percentage Change
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
	(Dollars in millions)
Primary new insurance written—PMI definition:
Primary new insurance written (flow channel)	$44,650	$39,720	$21,548	12%	84%
Primary new insurance written (bulk channel)	3,153	6,517	5,747	(52)%	13%

Total primary new insurance written— PMI definition	$47,803	$46,237	$27,295	3%	69%

Primary new insurance written— MICA definition*	$55,124	$48,089	$27,295	N/A	N/A

MICA total industry primary new insurance written*	$337,054	$282,506	$163,136	N/A	N/A

*	MICA modified the definitions used to compile its statistical reports on a prospective basis in the third quarter of 2001. Accordingly, primary new insurance written based on MICA definitions in the table for 2002, 2001 and 2000 are not comparable.

PMI’s increases in new insurance written in 2002 and 2001 were driven by the significantly higher volume of residential mortgage originations in those years, due to the historically low interest rate environment and the pronounced refinance market. Total U.S. residential mortgage originations in 2002 increased by approximately 20% over 2001 to $2.5 trillion, while 2001 total mortgage originations nearly doubled in volume from 2000, as estimated by Mortgage Bankers Association of America.

Pool Insurance

GSE Pool risk in force was $794.1 million at December 31, 2002, $801.3 million at December 31, 2001 and $785.6 million at December 31, 2000. Old Pool risk in force was approximately $0.9 billion as of December 31, 2002, $1.1 billion as of December 31, 2001 and $1.3 billion as of December 31, 2000.

Modified Pool Insurance

In 2002, PMI wrote $807.9 million of modified pool risk, compared to $398.8 million in 2001 and $15.9 million in 2000. Modified pool risk in force was $1,159.6 million at December 31, 2002, $414.5 million at December 31, 2001 and $15.9 million at December 31, 2000.

Primary Insurance and Risk in Force

Primary insurance in force based on PMI’s definitions and MICA’s definitions, and total risk in force for PMI are shown in the table below:

	As of December 31,			Percentage Change
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
	(Dollars in millions)
Primary insurance in force—PMI definition	$107,579	$106,364	$96,914	1%	10%

Primary insurance in force—MICA definition*	$114,866	$109,158	$96,914	N/A	N/A

Primary risk in force	$25,188	$25,009	$23,559	1%	6%
Pool risk in force	3,128	2,542	2,250	23%	13%

Total risk in force	$28,316	$27,551	$25,809	3%	7%

*	Primary insurance in force based on MICA’s definitions for 2002, 2001 and 2000 are not comparable due to the definitional changes implemented in the third quarter of 2001.

Primary insurance and risk in force grew moderately in 2002 as a result of high levels of policy cancellations offsetting primary new insurance written. The growth in 2001 primary insurance and risk in force was driven by a substantial volume of primary new insurance written, partially offset by policy cancellations. Policy cancellations increased by 30% to $46.6 billion in 2002, and increased by 110% to $35.8 billion in 2001. Downward movements in mortgage interest rates during 2002 and 2001 resulted in heavy mortgage refinancing activity, which caused the increases in PMI’s policy cancellations and the decreases in PMI’s policy persistency in 2002 and 2001. PMI defines persistency as the percentage of insurance policies at the beginning of the 12-month period that remain in force at the end of the month period. PMI’s persistency rate was 56.2% at December 31, 2002, 62.0% at December 31, 2001 and 80.3% at December 31, 2000. The growth in pool risk in force was largely driven by modified pool insurance written in 2002 and 2001.

PMI’s less-than-A quality loans (loans with FICO scores less than 620) accounted for 12% of PMI’s primary risk in force in 2002 and 11% in 2001. Approximately 3% of primary risk in force was comprised of loans with FICO scores below 575 in 2002 and 2001.

Credit Characteristics

The following table presents PMI’s less-than-A quality loans and non-traditional loans as percentages of its bulk and flow primary new insurance written and modified pool insurance written:

	Years Ended December 31,
	2002		2001
	(Dollars in millions)
Less-than-A quality loan amounts and as a percentage of:
Primary new insurance written (flow channel)	$4,600	10%	$3,528	9%
Primary new insurance written (bulk channel)	342	11%	2,510	39%

Total primary new insurance written	4,942	10%	6,038	13%
All modified pool insurance written	6,092	33%	2,906	35%

Total primary and modified pool insurance written	$11,034	17%	$8,944	16%

	Years Ended December 31,
	2002		2001
	(Dollars in millions)
Non-traditional loan amounts and as a percentage of:
Primary new insurance written (flow channel)	$5,349	12%	$4,376	11%
Primary new insurance written (bulk channel)	1,343	43%	2,502	38%

Total primary new insurance written	6,692	14%	6,878	15%
All modified pool insurance written	3,145	17%	1,432	17%

Total primary and modified pool insurance written	$9,837	15%	$8,310	15%

Since 2001, a majority of PMI’s modified pool risk written was through a market outreach program offered by Fannie Mae and targeted to low-income and underserved borrowers.

International Mortgage Insurance Operations

PMI Australia

The financial and statistical results of PMI Australia for 2002, 2001 and 2000 were affected by the fluctuation in the exchange rates, the acquisition of PMI Indemnity, the change in the reporting periods, and the cumulative adjustments. We recorded cumulative adjustments for PMI Australia during the fourth quarter of 2002 to conform the results to GAAP, as described earlier. The net effect of these adjustments was an increase to net income of $1.3 million. The average USD/AUD currency exchange rate was 0.544 in 2002, 0.520 in 2001 and 0.585 in 2000. We completed the acquisition of PMI Indemnity in September 2001, and its results are included in our Australian operations beginning in the fourth quarter of 2001. In 2001, we changed our reporting periods for international operations from a one-month lag to the same calendar month as our domestic operations. Therefore, 2000 financial results reflected eleven months of activity and 2001 financial results reflected thirteen months of activity of PMI Australia.

The table below sets forth net income and operating income for PMI Australia:

	Years Ended December 31,
	2002	2001	2000
	(Dollars in millions)
Net income	$43.3	$32.3	$16.4
Net realized investment gains	(3.7)	(3.7)	(0.3)
Cumulative effect of a change in accounting principle	(7.2)	—	—

Operating income	$32.4	$28.6	$16.1

Premiums Written and Earned. PMI Australia’s net premiums written and premiums earned are as follows:

	Years Ended December 31,
	2002	2001	2000
	(Dollars in millions)
Net premiums written	$74.4	$55.9	$36.8
Premiums earned	$59.9	$43.6	$26.6

The increases in net premiums written in 2002 and 2001 were attributable to the increases in PMI Australia’s new insurance written and the acquisition of PMI Indemnity. The increases in premiums earned in 2002 and 2001 were due largely to growth in the insurance portfolio.

Investment Income.  PMI Australia’s interest and dividend income was $12.5 million in 2002, $18.3 million in 2001 and $11.7 million in 2000. The interest and dividend income decrease in 2002 was primarily the result of cumulative adjustments, as discussed above. The increase in 2001 over 2000 was due largely to the acquisition of PMI Indemnity. PMI Australia’s investment portfolio at December 31, 2002 totaled $377.3 million compared to $288.6 million at December 31, 2001 and $162.1 million at December 31, 2000. The growth of PMI Australia’s investment portfolio in 2002 was primarily attributable to positive cash flows from its operations. The growth in the investment portfolio in 2001 was due to the inclusion of PMI Indemnity and a capital contribution from PMI. The pre-tax book yield was 6.4% at December 31, 2002, 6.5% at December 31, 2001 and 6.2% at December 31, 2000.

PMI Australia’s realized investment gains were $5.7 million in 2002, $5.6 million in 2001 and $0.4 million in 2000. Realized investment gains increased in 2002 primarily as a result of cumulative adjustments, discussed above. The increase in 2001 over 2000 was due to gains derived from the sale of certain fixed-income securities in PMI Australia’s investment portfolio.

Losses and Loss Adjustment Expenses.  PMI Australia’s losses and loss adjustment expenses were $7.1 million in 2002, compared to $9.3 million in 2001 and $5.7 million in 2000. The decrease in 2002 was due largely to declines in average claim size and claim payments. The increase in 2001 was a result of the acquisition of PMI Indemnity, and the refinement of PMI Australia’s claims provisioning methodology. Effective December 31, 2001, we revised PMI Australia’s reserving methodology to be based on defaults reported and defaults incurred but not reported, which is consistent with our methodology for our U.S. operations. This revision increased loss reserves by $3.3 million in 2001. PMI Australia’s loss ratios were 11.9% in 2002, and 21.3% in 2001 and 2000.

Underwriting and Operating Expenses.  PMI Australia’s underwriting and operating expenses were $18.4 million in 2002, compared to $11.1 million in 2001 and $7.2 million in 2000. The increases in 2002 and 2001 were primarily due to the acquisition of PMI Indemnity and the change in accounting principle related to negative goodwill. Underwriting and operating expenses in 2002 reflected a $1.0 million reduction in amortization of deferred policy acquisition costs as a result of cumulative adjustments. Underwriting and operating expenses were reduced by the amortization of negative goodwill of $4.5 million in 2001 and $4.7 million in 2000. The remaining balance of negative goodwill was written off in the first quarter of 2002 and was not included as a reduction of 2002 operating expenses. PMI Australia’s expense ratios were 24.7% in 2002, 19.9% in 2001 and 19.6% in 2000.

Primary New Insurance Written and Risk in Force.  The following table presents the components of primary new insurance written by PMI Australia:

	Years Ended December 31,
	2002	2001	2000
	(Dollars in millions)
Flow insurance written	$11,478	$7,950	$9,675
RMBS insurance written	3,045	4,504	2,584

Total primary new insurance written	$14,523	$12,454	$12,259

The increase in primary new insurance written in 2002 over 2001 was primarily the result of the inclusion of PMI Indemnity’s business in PMI Australia’s results, a large mortgage lending market and an increase in PMI Australia’s market share. The increase in primary new insurance written in 2001 over 2000 was due to overall mortgage market expansion driven by a first-time homeowners’ grant program from the Australian government, offset by the devaluation of the Australian dollar relative to the U.S. dollar in 2001 from 2000. A strong Australian economy combined with historically low interest rates led the momentum in residential mortgage originations in 2002.

PMI Australia’s primary insurance in force increased to $54.1 billion at December 31, 2002, from $40.3 billion at December 31, 2001 and $19.6 billion at December 31, 2000. PMI Australia’s primary risk in force increased to $48.7 billion at December 31, 2002, from $36.6 billion at December 31, 2001 and $18.5 billion at December 31, 2000. The increases in 2002 and 2001 were the result of the inclusion of PMI Indemnity’s results and of increases in new insurance written as discussed above.

PMI Europe

PMI Europe, which commenced operations in February 2001, generated $1.5 million of net income in 2002 compared to $5.5 million of net income in 2001. Net income in 2002 included premiums earned while net income in 2001 consisted primarily of interest and dividend income and currency re-measurement gains. Realized investment gains and losses include currency exchange gains and losses when the investments are sold. PMI Europe incurred realized investment losses of $1.6 million and re-measurement losses of $0.9 million in 2002, compared to realized investment losses of $0.1 million and re-measurement gains of $4.3 million in 2001.

PMI Europe’s investment portfolio at December 31, 2002 totaled $93.1 million compared to $77.9 million at December 31, 2001. The growth of the investment portfolio reflected the appreciation of the Euro relative to the U.S. dollar in 2002. The pre-tax book yield was 4.7% at December 31, 2002 and 3.9% at December 31, 2001. PMI Europe’s portfolio yield improved in 2002 due to the reallocation of money market funds to fixed income securities.

PMI Europe completed three credit default swap transactions in 2002 and two credit default swap transactions in 2001. Such transactions are designed to allow the participating mortgage lenders to reduce their regulatory capital requirements. In each transaction, PMI Europe assumed a specific layer of risk in a portfolio of prime-quality residential mortgages. As of December 31, 2002, PMI Europe had assumed $402.5 million of mortgage default risk on $2.9 billion of mortgages on properties in the United Kingdom, and $136.0 million of default risk on $3.6 billion of mortgages on properties in Germany.

Premiums earned for PMI Europe were $2.1 million in 2002 compared to $0.2 million in 2001, and the increase was largely attributable to new business written and to the growth of PMI Europe’s portfolio. PMI Europe incurred $0.9 million of operating expenses in 2002 compared to $0.4 million in 2001, primarily driven by business expansion.

Hong Kong

PMI’s Hong Kong branch reinsures mortgage risk for the Hong Kong Mortgage Corporation. Our Hong Kong operations generated $5.9 million of gross reinsurance premiums written and $3.6 million of reinsurance premiums earned in 2002, compared to $7.1 million of gross reinsurance premiums written and $2.5 million of reinsurance premiums earned in 2001, and $4.3 million of gross reinsurance premiums written and $1.2 million of reinsurance premiums earned in 2000. The decrease in 2002 reinsurance premiums written was the result of a reduction in the penetration rate of the Hong Kong Mortgage Corporation’s mortgage insurance program and the effect of a risk retention agreement between PMI and the Hong Kong Mortgage Corporation.

Title Insurance Operations

The following table sets forth the results of our title insurance subsidiary, APTIC:

	Years Ended December 31,			Percentage Change or Variance
	2002	2001	2000	2002 vs. 2001	2001 vs. 2000
	(Dollars in millions)
Net income	$13.4	$9.4	$6.2	43%	52%
Premiums earned	$227.7	$157.6	$104.0	44%	52%
Underwriting and other operating expenses	$209.7	$141.9	$94.3	48%	50%
Losses and loss adjustment expenses	$9.7	$5.9	$2.1	64%	181%
Combined ratio	92.4%	91.9%	92.3%	0.5pps	(1.4)pps

The increases in premiums earned in 2002 and 2001 were attributable to record volumes of total residential mortgage originations and the continued geographic expansion of our title insurance operations. The increases in 2002 and 2001 underwriting and other expenses were the result of increases in agency fees and commissions related to higher premiums earned. Agency commissions were $168.4 million in 2002, $110.0 million in 2001 and $68.3 million in 2000. The increases in losses and loss adjustment expenses in 2002 and 2001 were due primarily to additions to loss reserves, which increased to $17.3 million as of December 31, 2002, compared to $10.8 million as of December 31, 2001 and $8.0 million as of December 31, 2000.

Other

MSC generated $38.7 million of revenue in 2002 compared to $29.2 million in 2001 and $8.3 million in 2000. These increases were largely attributable to increased contract underwriting activity in connection with higher mortgage origination volume, and to increases in fees charged for contract underwriting services. Other operating expenses, which were incurred by MSC and The PMI Group, increased to $76.6 million in 2002 from $62.9 million in 2001 and $36.2 million in 2000. These increases were the result of increased contract underwriting expense allocations (see U.S. mortgage insurance operations business segment discussions above) related to higher mortgage origination volume, and to higher contract underwriting remedies expenses. Contract underwriting allocations were $46.1 million in 2002, $38.8 million in 2001 and $20.2 million in 2000. Contract underwriting remedies incurred were $6.5 million in 2002, compared to $3.3 million in 2001 and $2.3 million in 2000.

Our equity earnings in unconsolidated strategic investments, excluding CMG, increased to $31.8 million in 2002 from $8.1 million in 2001 and $3.3 million in 2000. The increase in 2002 was attributable to The PMI Group’s increased ownership interest in Fairbanks, the expansion of Fairbanks’ servicing operations and our investment in Truman Capital Founders, LLC, or Truman. The contribution of Truman to our equity earnings in 2002 was due to the completion of two securitization transactions by Truman Fund. Effective September 30, 2003, we sold our interest in Truman for $6.5 million resulting in a $2.3 million after-tax capital loss. The increase in our equity earnings in 2001 was due primarily to growth in Fairbanks’ servicing portfolio. As of

December 31, 2002, our investment in Fairbanks was $104.4 million and our ownership interest in Fairbanks was 56.8%. We report our investments in Fairbanks on a one-month lag using the equity method of accounting as a result of an agreement among the shareholders of Fairbanks limiting our ability to control the operations of Fairbanks.

Interest and dividend income was $18.7 million in 2002 compared to $14.1 million in 2001 and $6.0 million in 2000. The increases were driven by growth of our investment portfolios, due primarily to the proceeds of our convertible debentures offering in July 2001. The $360.0 million proceeds from the offering were reduced by underwriting fees, repayment of a loan by PMI Australia in 2001, and extinguishment of $88.6 million of long-term debt and preferred capital securities in 2001. Interest expense on the convertible debentures and long-term debt and distributions on the preferred capital securities were $19.5 million in 2002, compared to $20.2 million in 2001 and $15.8 million in 2000. The decrease in 2002 was attributable to the partial extinguishment of our long-term debt and preferred capital securities. The increase in 2001 was primarily due to the interest expense on the convertible debentures.

Taxes

Our effective tax rate was 28.5% for the first half of 2003 compared to 29.4% for the first half of 2002. Our effective tax rate can vary for a number of reasons, including differences in the proportion of earnings taxed at lower marginal tax rates in certain foreign jurisdictions and differences in the proportion of tax-exempt earnings relative to consolidated pre-tax income. Our income tax expense decreased by 8% in the first half of 2003 compared to the corresponding period in 2002. This decrease was due primarily to a corresponding decrease in pre-tax income and, to a lesser extent, changes to the effective tax rates.

Our effective tax rate was 28.0% in 2002 compared to 30.2% in 2001 and 30.4% in 2000. The decreases were primarily due to a larger portion of income derived from PMI Australia and Fairbanks, which have lower effective tax rates.

Liquidity and Capital Resources

The PMI Group’s principal sources of funds are dividends from its subsidiaries, primarily PMI and APTIC, investment income, and funds that may be raised from time to time in the capital markets. PMI generates substantial cash flows from premiums written on its insurance business and from investment returns on its investment portfolio.

PMI’s ability to pay dividends to The PMI Group is affected by state insurance laws, credit agreements, credit rating agencies and the discretion of insurance regulatory authorities. The laws of Arizona, PMI’s state of domicile for insurance regulatory purposes, provide that PMI may pay out of any available surplus account, without prior approval of the Director of the Arizona Department of Insurance, dividends during any 12-month period in an amount not to exceed the lesser of 10% of policyholders’ surplus as of the preceding year end or the last calendar year’s investment income. In addition to Arizona, other states may limit or restrict PMI’s ability to pay shareholder dividends. For example, California and New York prohibit mortgage insurers from declaring dividends except from undivided profits remaining above the aggregate of their paid-in capital, paid-in surplus and contingency reserves. Under Arizona law, PMI would be able to pay dividends of approximately $27.8 million in 2003 without prior approval of the Director of the Arizona Department of Insurance. During the second quarter of 2003, with the approval of the Arizona Department of Insurance, PMI paid a cash dividend of $100 million to The PMI Group.

Residential Guaranty Co., one of our Arizona domiciled insurance subsidiaries, would be able to pay dividends of approximately $8.4 million in 2003 without prior permission from the Arizona Department of Insurance.

The laws of Florida limit the payment of dividends by APTIC to The PMI Group without the approval of the Florida Department of Insurance to, subject to certain conditions that are discussed below, the greater of (1) 10% of policyholders’ surplus derived from realized net operating profits and net realized capital gains, or (2) APTIC’s entire net operating profits and realized net capital gains derived during the immediately preceding calendar year. In order to pay a dividend that falls within the limitations listed above, (1) APTIC’s policyholders’ surplus must be at least 115% of the minimum required statutory surplus after the dividend or distribution is made, (2) APTIC must file notice with the Department of Insurance at least 10 business days prior to the dividend payment or distribution, or a shorter period of time as approved by the Department of Insurance on a case-by-case basis and (3) the notice must include a certification by an officer of APTIC attesting that after payment of the dividend or distribution APTIC will have at least 115% of the required statutory policyholders’ surplus. As with PMI, the various credit rating agencies and insurance regulatory authorities have broad discretion to affect the payment of dividends to The PMI Group by APTIC. Under Florida law, APTIC would be able to pay dividends of approximately $9.0 million in 2003 without prior permission from the Florida Department of Insurance, provided that it also meets the three conditions discussed above.

The PMI Group’s principal uses of funds are payments of dividends to shareholders, common stock repurchases, investments and acquisitions, and interest payments. The PMI Group’s available funds were $378.5 million at June 30, 2003, a 6% increase from the December 31, 2002 balance of $356.5 million, primarily as a result of the cash dividend of $100 million from PMI to The PMI Group. In the normal course of business, we evaluate The PMI Group’s capital and liquidity needs in light of its debt-related costs, holding company expenses, our dividend policy, and rating agency considerations. It is our present intention to maintain between $75 million to $100 million of liquidity at our holding company, The PMI Group. During the first quarter of 2003, we repurchased $19.7 million of our common stock, completing a $100 million stock repurchase program authorized in 1998. In February 2003, The PMI Group’s Board of Directors authorized a new stock repurchase program in the amount of $100 million. To date, no repurchases have occurred under this authorization.

As discussed above, The PMI Group has announced that it is the strategic investor in a group of investors that has entered into a definitive agreement to acquire FGIC, together with FGIC Corporation. Our equity investment is currently estimated to be approximately $607 million. We anticipate that we will fund this investment with the net proceeds of this offering and our concurrent offering of Units and cash on hand or that will be realized upon the sale of investment securities by The PMI Group. We currently estimate our acquisition costs will be approximately $11.1 million, which will be included in our investment balance and funded primarily with the net proceeds from the offerings.

We believe that, upon the successful completion of the offerings, we will have sufficient cash to meet all of our short- and medium-term obligations, and that we will maintain excess liquidity to support our operations. Currently, exclusive of the proposed FGIC acquisition, we believe that there is sufficient cash to meet all of our short- and medium-term obligations and that there is excess liquidity to support our operations. As of June 30, 2003, The PMI Group on a consolidated basis had $414.3 million of liquid funds in cash and cash equivalents and short-term investments to meet ongoing cash requirements. Our investment portfolios hold primarily investment grade securities comprised of readily marketable fixed income and equity securities. At June 30, 2003, the fair value of these securities in our investment portfolios that are designated as available-for-sale increased to $2.6 billion from $2.5 billion at December 31, 2002 as a result of positive cash flows from consolidated operations and unrealized gains in our portfolio, less strategic investment deployment. Our investments are recorded at fair value, and the differences between the fair value and amortized cost, net of applicable taxes, are reflected in accumulated other comprehensive income in shareholders’ equity. Our accumulated other comprehensive income consists of changes in unrealized net gains and losses on investments, less realized gains and losses in the current period earnings and currency translation gains and losses, net of deferred taxes.

We have a bank credit line in the amount of $25.0 million with a major financial institution and there are no outstanding borrowings under the credit line. The agreement expires on December 29, 2003. This financial instrument contains certain financial covenants and restrictions, including risk-to-capital ratios and minimum capital and dividend restrictions. We are currently evaluating the adequacy of this credit line and other liquidity alternatives and are negotiating a new facility in the range of $100 million to $150 million with Bank of America, N.A., an affiliate of Banc of America Securities LLC.

During the second quarter of 2003, we executed three repurchase transactions with a major financial institution. Under these agreements, which expired during the second quarter of 2003, we borrowed an aggregate of $249.0 million at an average rate of 1.263%. These transactions were collateralized by certain agency securities and corporate bonds.

We manage our capital resources based on our cash flows, total capital and rating agency requirements. As of June 30, 2003, our shareholders’ equity was $2.4 billion. Our long-term debt and other capital securities outstanding at June 30, 2003 was $471.5 million, consisting of the following:

•	$360.0 million 2.50% senior convertible debentures due July 15, 2021;

•	$63.0 million 6.75% notes due November 15, 2006; and

•	$48.5 million 8.309% capital securities maturing on February 1, 2027.

In accordance with recently issued accounting guidelines, we will reclassify our $48.5 million of capital securities on the balance sheet to long-term debt from mezzanine equity beginning in the third quarter of 2003. This reclassification will not adversely impact our financial condition or results of operations. Under the terms of the indenture governing our 2.50% senior convertible debentures, an event of default would occur upon a failure to pay when due any indebtedness for borrowed money of The PMI Group or any of our subsidiaries that are “designated subsidiaries” under the indenture. If there is an event of default on our convertible debentures, the principal amount of our convertible debentures, plus any accrued and unpaid interest, including contingent interest, may be declared immediately due and payable. In May 2003, we announced approval of an amendment to the terms of the indenture for the senior convertible debentures. The amendment changed the definition of “designated subsidiary” in the indenture by excluding Fairbanks and its subsidiaries from the definition. Regardless of the amendment, neither FGIC nor FGIC Corporation would be considered a subsidiary of ours and, accordingly, neither would be considered a “designated subsidiary” under the indenture because we will own only approximately 42% of the outstanding common stock of FGIC Corporation following the acquisition. The amendment also increased the percentage of our total assets on a consolidated basis, from 15% to 25%, that a subsidiary of ours is required to represent to constitute a designated subsidiary. In addition, the amendment provides that in the case of any subsidiary of ours that is not accounted for as a consolidated entity in our consolidated financial statements in accordance with GAAP, only our proportionate share of the assets of such subsidiary shall be counted for purposes of this asset test. As a result of the amendment, any failure to pay indebtedness at maturity or default with respect to indebtedness for borrowed money by Fairbanks or any of its subsidiaries will not constitute events of default under the indenture. In addition, events of bankruptcy, insolvency or reorganization with respect to Fairbanks or any of its subsidiaries will not result in an event of default under the indenture. The total cost of the amendment was $2.9 million and will be amortized ratably over an approximate three-year period ending in July 2006.

The rating agencies have assigned the following ratings to The PMI Group and certain of its wholly-owned subsidiaries:

•	Standard & Poor’s Ratings Service, or S&P, has assigned The PMI Group counterparty credit and senior unsecured debt ratings of “A+” and a preferred stock rating of “A-”; and has assigned PMI Mortgage Insurance Co. counterparty credit and financial strength ratings of “AA+”. On August 4, 2003, in connection with our announcement of our participation in the proposed FGIC acquisition, S&P affirmed The PMI Group’s “A+” counterparty credit rating and PMI’s “AA+” counterparty credit and financial strength ratings. S&P’s outlook with respect to these ratings is negative.

•	Fitch Ratings, or Fitch, has assigned The PMI Group “A+” long term issuer and senior debt ratings; has assigned PMI an “AA+” insurer financial strength rating; and has assigned PMI Capital I, the issuer of the 8.309% Capital Securities, an “A+” capital securities rating. On August 4, 2003, in connection with our announcement of our participation in the proposed FGIC acquisition, Fitch affirmed The PMI Group’s and PMI’s ratings. On August 29, 2003, Fitch downgraded The PMI Group’s long term issuer and senior debt ratings to “A+”. Fitch’s rating outlook is stable with respect to these existing ratings.

•	Moody’s Investors Service, or Moody’s, has assigned an “A1” senior unsecured debt rating, stable outlook, with respect to The PMI Group’s 2.50% Senior Convertible Debentures and has assigned PMI an “Aa2” (stable outlook) insurance financial strength rating. On August 4, 2003, Moody’s commented on our planned FGIC investment but took no action with respect to The PMI Group or PMI’s assigned ratings or outlook.

PMI’s financial strength and counterparty credit ratings are based on factors relevant to PMI’s policyholders and counterparties and are not applicable to our common stock or debt.

Our consolidated reserves for losses and loss adjustment expenses with respect to insurance claims increased to $364.7 million as of June 30, 2003 from $350.8 million as of December 31, 2002. This increase of $13.9 million in gross loss reserves (excluding the effect of reinsurance) was comprised of the following segments:

•	$5.4 million increase in U.S. Mortgage Insurance Operations reserves;

•	$1.2 million increase in International Mortgage Insurance Operations reserves; and

•	$7.3 million increase in Title Operations reserves.

The increase in U.S. Mortgage Insurance Operations reserves was due to an increase in the estimated ultimate claim size and claim rate, partially offset by a decrease in the delinquency inventory from December 31, 2002. Provided that we do not experience a material change in PMI’s default inventory, we expect this trend in reserves to continue throughout the remainder of 2003. In the second quarter of 2003, we assessed the reasonableness of PMI’s reserves for loss adjustment expenses. As a result of this assessment, we decreased PMI’s loss adjustment expense reserves by approximately $14 million. PMI’s case and incurred but not reported reserves were increased by approximately the same amount in accordance with our best estimate of loss reserves as of June 30, 2003.

The increase in the International Operations reserves was due primarily to the weakening of the U.S. dollar against the Australian Dollar and Euro, partially offset by a decrease in the delinquency inventory of PMI Australia. The increase in Title Operations loss reserves was a result of significantly increased business due to the large refinance market.

PMI has entered into various capital support agreements with its Australian and European subsidiaries that could require PMI to make additional capital contributions to those subsidiaries for rating agency purposes. With respect to the Australian and European subsidiaries, The PMI Group guarantees the performance of PMI’s capital support obligations.

PMI’s ratio of net risk in force to statutory capital, or statutory risk-to-capital ratio, at June 30, 2003 was 10.3 to 1, compared to 11.3 to 1 at December 31, 2002 and 11.8 to 1 at June 30, 2002.

Critical Accounting Policies

The disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, as well as disclosures included elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the prospectus, are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingencies. Actual results may differ significantly from these estimates under different assumptions or conditions. We believe that the following critical accounting policies involved significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition.  We generate a significant portion of our revenues from mortgage insurance premiums on either a monthly, annual or single payment basis. Monthly premiums are earned as coverage is provided. Annual premiums are earned on a monthly pro-rated basis over the year of coverage. Single premiums are earned in proportion to the expiration of the underlying risk. A portion of single premiums are recognized in income in the current period, with the remaining portion deferred as unearned premiums and earned over the expected policy terms. The earning cycle for single premiums is a range of seven to 15 years. The premiums earning process begins with the notification of risk generally upon receipt of initial premium payment.

We recognize earnings for single premiums based on expiration of risk to match premiums earned with the related risk. Generally, risk is higher in the earlier years of each policy, and thus we recognize a greater portion of premium earnings in the earlier years of a policy life. Single premiums written accounted for approximately 10% of gross premiums written from mortgage insurance operations in 2002. The earnings pattern calculations are based on estimated expiration of risk and, accordingly, we review our premium earnings cycle regularly and any adjustments to the estimates are reflected in the current year’s operating results.

In 2001, we refined the loss reserve estimation process of our international mortgage insurance operations to be based upon a methodology and estimates consistent with those applied to our U.S. operations. In connection with the refinement in the provisioning policy, we updated the assumptions used to determine the rates of premiums earned and shortened the duration of the expected policy life of single premium products, which resulted in an acceleration of earnings in the first two policy years.

Title insurance premiums are recognized as revenue on the effective date of the title insurance policy. Fee income of the non-insurance subsidiaries is earned as the services are provided.

Reserves for Losses and Loss Adjustment Expenses.  We establish reserves for losses and loss adjustment expenses, or LAE, to recognize the estimated liability for potential losses and related loss expenses in connection with a borrower default on their mortgage payments. Our losses and LAE reserves are estimated based on unpaid losses and LAE on reported mortgage loans in default, as well as estimated defaults incurred but not reported by the lender. Our loss reserves are determined by assumptions primarily derived from an analysis of default and recovery experience. Key assumptions used in the estimation process, including expected claim rates, average claim sizes, claim severity, and expected costs to settle claims, could have significant effects on the reserve balances. We regularly evaluate our estimates and assumptions based upon historical experience adjusted for current economic conditions and projected future economic trends.

We do not rely on a single estimate to determine our loss reserves. To ensure the reasonableness of the estimates, we develop scenarios using generally recognized actuarial projection methodologies that result in a range of reasonable possible losses and LAE. Each scenario in the loss reserve model is assigned different weightings to actual claims experience in prior years to project the current liability. Our estimate was approximately the midpoint of this range for 2002, which represented our best estimate based on our analysis and assessment of current economic conditions.

Changes in loss reserves can materially affect our net income. The process of reserving for losses requires significant judgment of management and the establishment of loss reserves is subject to inherent uncertainty associated with key assumptions used in our analysis. Different estimates could have been used in the current period, and changes in the accounting estimates are reasonably likely to occur from period to period based on the economic conditions. We monitor the reasonableness of the judgments made in our prior year estimation process and adjust our current year assumptions as appropriate. However, the loss provisioning process is complex and subjective and, therefore, the ultimate liability may vary significantly from our estimates.

Deferred Policy Acquisition Costs.  Our policy acquisition costs are related to the issuance of primary mortgage insurance policies, including acquiring, underwriting and processing new business, as well as sales and marketing related activities. We defer policy acquisition costs when incurred and amortize these costs in proportion to related premiums earned for each policy year. The estimates for each policy year are updated regularly to reflect actual experience and any changes to key assumptions such as persistency or loss development. We review our estimation process on a regular basis and any adjustments made to the estimates are reflected in the current year’s operating results.

BUSINESS

Overview

We are an international provider of credit enhancement products and lender services. Through our wholly-owned subsidiaries and unconsolidated strategic investments, we offer residential mortgage insurance and credit enhancement products domestically and internationally, financial guaranty reinsurance and residential lender services. On August 4, 2003, we announced that The PMI Group is the strategic investor in a group of investors that has entered into a definitive agreement to acquire Financial Guaranty Insurance Company, or FGIC, together with its immediate holding company, FGIC Corporation, from General Electric Capital Corporation, or GECC. We believe that this investment will provide us with the opportunity to realize our strategic goals of diversifying our business mix and achieving a major presence in the primary financial guaranty industry.

Our primary operating subsidiary, PMI Mortgage Insurance Co., or PMI, is a leading U.S. residential mortgage insurer, licensed in all 50 states, the District of Columbia and Puerto Rico. Residential mortgage insurance protects lenders and investors against potential losses in the event of borrower default. PMI’s 50% owned joint venture, CMG Mortgage Insurance Company, offers mortgage insurance for loans originated by credit unions. We own a significant interest in RAM Holdings Ltd. and RAM Holdings II Ltd., which are the holding companies for RAM Reinsurance Company, Ltd., or RAM Re, a financial guaranty reinsurance company based in Bermuda. We also have a number of international operations that offer mortgage insurance and other credit enhancement products. In the United States, we offer title insurance through our wholly-owned subsidiary, American Pioneer Title Insurance Company, and we participate in the mortgage loan servicing market through our unconsolidated strategic investment, Fairbanks Capital Holding Corp. Expanding homeownership opportunities for low- and moderate-income individuals and communities is an increasing priority for us. In addition to developing products and services that assist responsible borrowers who may not qualify for mortgage loans under traditional underwriting practices, we have established partnerships with numerous national organizations to mitigate affordable housing risks and expand the understanding of responsibilities of home ownership.

Our Strategy

Our goal is to become a global provider of credit enhancement products across multiple asset and risk classes, by focusing on our core domestic and international mortgage insurance businesses and our growing financial guaranty business through our investment in RAM Re and our proposed investment in FGIC.

We seek to achieve this goal through the following strategies:

•	Continuing to expand our business domestically and internationally by leveraging our core competencies. We intend to operate globally, as a multi-line provider of credit enhancement products across a broad spectrum of asset and risk classes. We intend to continue to utilize skills developed in our primary operating segment to improve our products, customer relations and systems in our other segments.

•	Diversifying our business of domestic and international credit enhancement products and services. Our goal is to continue to diversify our product offerings beyond mortgage insurance and expand our mortgage insurance product offerings. While expanding our mortgage insurance and credit enhancement products domestically and internationally, we intend to provide new and innovative mortgage insurance products and leverage our strategic investments in financial guaranty to maintain a well-diversified book of business. Our U.S. mortgage insurance business has historically produced the majority of our net income and we expect that to continue for the foreseeable future. We believe investments in our non-mortgage insurance business, including our proposed investment in FGIC, will continue to grow and may contribute an increasing percentage of our net income over the next few years.

•	Maintaining an organizational structure that allows for the efficient use of our capital. We intend to manage our capital efficiently, which may include the formation of new entities with various ratings and licenses. We continually monitor rating agency capital adequacy requirements to appropriately deploy capital resources and evaluate efficient structures for existing and new product offerings.

•	Increasing efficiency and connectivity with our customers and continuing to develop and improve our loss mitigation systems and capabilities. We have developed, both independently and in tandem with our customers, information management and connectivity systems that support rapid and thorough analysis of risk as well as improved loss mitigation techniques. PMI provides automated origination services, as well as default reporting services, claim documentation and processing technologies and policy servicing tools.

U.S. Mortgage Insurance Operations

Private mortgage insurance facilitates the sale of low down payment mortgages in the capital mortgage market and expands homeownership opportunities by enabling borrowers to buy homes with down payments of less than 20%. PMI’s mortgage insurance covers default risk on first mortgage loans secured by one to four unit residential properties. PMI’s insurance is purchased by lenders and investors seeking protection against default risk, capital relief or credit enhancement for portfolio or secondary mortgage market transactions. PMI is incorporated in Arizona and headquartered in Walnut Creek, California.

PMI’s counterparty and claims-paying ability is currently rated “AA+” (“Excellent”) by S&P, and it has been assigned insurer financial strength ratings of “Aa2” (“Excellent”) by Moody’s and “AA+” (“Very Strong”) by Fitch. PMI generated 61% of our consolidated revenues and 84% of our net income in 2002 and 57% of our consolidated revenues and 83% of our net income for the six months ended June 30, 2003.

Products

Primary Mortgage Insurance

Primary mortgage insurance, or primary insurance, provides mortgage default protection to lenders and investors on individual loans at specified coverage percentages. PMI’s obligation to an insured with respect to a claim is generally determined by multiplying the specified “coverage percentage” by the “claim amount”, which includes any unpaid loan balance, delinquent interest and certain expenses associated with the loan’s default and foreclosure. In lieu of paying the coverage percentage of the claim amount on a defaulted loan, PMI may pay the claim amount, as defined in PMI’s master policies, and take title to the mortgaged property. The insured selects the coverage percentage, often to comply with investor requirements to reduce the loss exposure on loans purchased by the investor.

PMI’s primary new insurance written for the six months ended June 30, 2003 was $27.9 billion and for the year ended December 31, 2002 was $47.8 billion. PMI’s primary new insurance written includes insurance that PMI underwrites on a loan-by-loan basis (flow channel) and insurance acquired in bulk (bulk channel), primarily in the capital mortgage market. PMI generally offers coverage percentages on its flow primary insurance ranging from 6% to 42% of the claim amount. PMI’s coverage percentages for its bulk primary insurance generally range from 1% to 50% of the claim amount. PMI does not include primary insurance placed upon loans more than 12 months after their origination when calculating and reporting new insurance written. At June 30, 2003, PMI’s primary insurance in force was $103.5 billion and PMI’s primary risk in force was $24.1 billion. Primary insurance in force refers to the current principal balance of all outstanding mortgage loans with primary insurance coverage as of a given date. Primary risk in force is the aggregate dollar amount equal to the product of each individual insured mortgage loan’s current principal balance multiplied by the loan’s specified primary insurance coverage percentage.

Pool Mortgage Insurance

Traditional Pool Insurance

“Traditional” pool insurance covers the entire loss on a defaulted mortgage loan that exceeds the claim payment under any primary insurance coverage, up to a stated aggregate loss limit, or stop loss, for all of the loans in a pool. Because the insurance exposure is not limited to a set coverage percentage on specific loans as with primary insurance, the rating agencies’ capital requirements for traditional pool insurance are greater than for primary insurance. Prior to 2002, PMI offered traditional pool insurance primarily to two different customer segments: lenders and the GSEs (GSE Pool), and capital market participants (Old Pool). PMI is not currently offering traditional pool insurance to its customers.

Modified Pool Insurance

PMI currently offers modified pool insurance products that, in addition to having a stated aggregate loss limit and other risk reduction features, have exposure limits on each individual loan in the pool. Modified pool insurance may be attractive to investors and lenders seeking capital relief, a reduction of default risk beyond the protection provided by existing primary insurance, or coverage for loans that do not require primary insurance. To date, PMI has issued modified pool insurance principally to the GSEs as supplemental coverage. Total modified pool risk in force as of June 30, 2003 was $1.3 billion.

Negotiated Transactions

PMI engages in negotiated, capital market “bulk” transactions. While their terms vary, negotiated transactions generally involve bidding upon and, if successful, insuring a large group of loans or committing to insure a large group of loan originations on agreed terms. Insurance issued in negotiated transactions may include primary insurance or modified pool insurance, or a combination of both. Some negotiated transactions contain a risk-sharing component under which the insured shares in losses in some manner. Negotiated transactions may involve loans that are or will be securitized, and in these instances, PMI may be asked to provide “down to” insurance coverage sufficient to reduce the insured’s exposure on each loan down to a percentage of the loan balance selected by the insured.

PMI issued approximately $3.2 billion of primary insurance through negotiated transactions in 2002, which accounted for approximately 7% of PMI’s new insurance written for 2002. PMI issued virtually all of its modified pool insurance through negotiated transactions between 2001 and 2003. PMI enters into negotiated transactions primarily with capital mortgage market participants, including mortgage investors, such as the GSEs, and underwriters of mortgage-backed securities. We believe that negotiated transactions will make up a significant portion of the mortgage insurance industry’s and PMI’s new insurance written and modified pool risk written in 2003.

Captive Reinsurance

Captive reinsurance is a reinsurance product in which PMI shares portions of its risk written on loans originated by certain lenders with captive reinsurance companies, or captive reinsurers, affiliated with such lenders. In return, a proportionate amount of PMI’s gross premiums written is ceded to the captive reinsurers.

•	In the first six months of 2003, approximately 54% of PMI’s primary new insurance written was subject to captive reinsurance agreements, compared to approximately 51% of PMI’s primary new insurance written in the first six months of 2002.

•	As of June 30, 2003, approximately 47% of PMI’s primary insurance in force and 49% of PMI’s primary risk in force was subject to captive reinsurance agreements.

These increases in the percentages of primary new insurance written, primary insurance in force and primary risk in force subject to captive reinsurance agreements were driven by heavy refinance activity in which borrowers obtain lower interest rate mortgage loans with lenders with captive insurance programs and a higher percentage of new insurance written generated by lenders with captive reinsurance programs. We anticipate that higher levels of captive reinsurance cessions will continue to reduce PMI’s premium yield, and that the percentage of PMI’s primary risk in force subject to captive reinsurance agreements will continue to increase as a percentage of total risk in force.

Other Risk-Sharing Products

In addition to captive reinsurance, PMI offers other risk-sharing products, including:

•	layered co-insurance, a primary insurance program under which the insured retains liability for losses between certain levels of aggregate losses; and

•	various products designed for, and in cooperation with, the GSEs and/or lenders that involve some aspect of risk-sharing. Some of these products are executed through negotiated transactions.

Customers

Traditionally, PMI’s primary customers have been mortgage bankers, with the balance of PMI’s customers consisting of savings institutions, commercial banks and other mortgage lenders. As the beneficiary under PMI’s master policies is the owner of the insured loan, the purchaser of that loan is entitled to the policy benefits. The GSEs, as the predominant purchasers of conventional mortgage loans in the U.S., are the beneficiaries of a substantial majority of our mortgage insurance coverage.

In 2002, PMI’s top ten customers generated approximately 44% of PMI’s premiums earned compared to approximately 40% in 2001.

Sales

PMI employs a sales force located throughout the country to sell its products and provide services to lenders located throughout the United States. PMI’s sales force receives compensation comprised of a base salary and incentive compensation tied to performance objectives. PMI’s product development and pricing department has primary responsibility for advertising, sales materials, pricing and the creation of new products and services.

In light of continuing mortgage lender consolidation and the increasing dominance of the largest mortgage originators, PMI’s sales force is organized tactically, focusing on customer relationships with an emphasis on PMI’s large lender customers, also known as “national accounts”. As a result of PMI’s growing negotiated transactions business, PMI has also dedicated resources to focus on PMI’s negotiated transactions customers.

Competition

The U.S. private mortgage insurance industry consists of eight active mortgage insurers: PMI; CMG; Mortgage Guaranty Insurance Corporation; GE Capital Mortgage Insurance Corporation, an affiliate of GE Capital Corporation; United Guaranty Residential Insurance Company, an affiliate of American International Group, Inc.; Radian Guaranty Inc.; Republic Mortgage Insurance Co., an affiliate of Old Republic International; and Triad Guaranty Insurance Corp.

PMI and other private mortgage insurers also compete with federal and state government and quasi-governmental agencies that sponsor their own mortgage insurance programs. The private mortgage insurers’ principal government competitor is the Federal Housing Association, or FHA, and to a lesser degree, the Veterans Administration, or VA.

In addition, mortgage insurers, including PMI, compete with the GSEs when the GSEs seek to assume mortgage default risk that could be covered by mortgage insurance. The GSEs have introduced programs that allow lenders to purchase reduced mortgage insurance coverage. The GSEs also provide for the restructuring of existing mortgage insurance with reduced amounts of primary insurance coverage.

Historically, an alternative to mortgage insurance has been lender retained recourse on loans purchased by the GSEs. The GSEs continually seek to improve their execution by looking for alternative credit enhancement structures other than mortgage insurance.

PMI and other private mortgage insurers compete indirectly with mortgage lenders that elect to retain the risk of loss from defaults on all or a portion of their high LTV mortgage loans rather than obtain insurance for that risk. In addition, some lenders have developed loan products that have reduced the available market for primary insurance and compete with mortgage insurance as an alternative for lenders selling loans in the capital mortgage market.

Underwriting Practices

PMI analyzes its primary insurance business based upon the historical performance of risk factors of individual loan profiles. PMI uses national and territorial underwriting guidelines to evaluate the potential risk of default on mortgage loans submitted for insurance coverage. PMI has developed and refined its national guidelines over time, taking into account its loss experience and the GSEs’ underwriting guidelines. PMI’s underwriting guidelines generally allow PMI to place mortgage insurance coverage on any mortgage loan accepted by the GSEs’ automated underwriting systems for purchase by the GSEs.

PMI’s underwriting guidelines are based, in part, on several statistical models that PMI employs to predict default and to measure performance as well as capital requirements. One of these models is the pmiAURASM System, a proprietary system developed by PMI that contains performance data on more than 3.5 million loans. The pmiAURA System includes economic and demographic information and assigns a risk score corresponding to the predicted likelihood of mortgage default.

PMI’s extensive database also provides detailed performance reports of underwriting quality trends by geographic region, product type, customer characteristics and other key risk factors. These reports allow PMI’s underwriting management to monitor risk quality and to formulate responses to developing risk quality trends. Ultimately, such responses can lead to regional variations from, or permanent changes to, PMI’s underwriting guidelines.

Underwriting Process

The majority of PMI’s new insurance written is underwritten pursuant to PMI’s Partner Delivered Quality Program, or PDQ Program. The PDQ Program is a delegated underwriting program that allows approved lenders to determine whether loans meet program guidelines and requirements and are thus eligible for mortgage insurance. At present, more than 1,239 lenders approve applications under the PDQ Program. PMI’s delegated business accounted for approximately 62% of PMI’s new insurance written in 2002 and 58% of PMI’s new insurance written during the six months ended June 30, 2003. Delegated underwriting enables PMI to meet mortgage lenders’ demands for immediate insurance coverage of certain loans. Delegated underwriting has become standard industry practice. PMI believes that the performance of its delegated insured loans will not vary materially over the long term from the performance of all other insured loans.

Customers that are not approved to participate in the PDQ Program generally must submit to PMI an application for each loan, supported by various documents. PMI’s Quick Application Program allows selected lenders to submit insurance applications that do not include all standard documents. The lender is required to maintain written verification of employment and source of funds needed for closing and other supporting documentation in its origination file. PMI may schedule on-site audits of lenders’ files on loans submitted under this program.

Negotiated transactions frequently involve a customer’s delivery of a portfolio of loans to PMI. Negotiated transactions require both loan-by-loan analysis and evaluation of the loan portfolio as a whole.

Defaults and Claims

Defaults

PMI’s claim process begins with notification by the insured to PMI of a default on an insured loan. “Default” is defined in PMI’s master policies as the borrower’s failure to pay when due an amount equal to the scheduled monthly mortgage payment under the terms of the mortgage. Generally, the master policies require an insured to notify PMI of a default no later than the last business day of the month following the month in which the borrower becomes three monthly payments in default. In most cases, defaults are reported earlier. PMI’s insureds typically report defaults within approximately 60 days of the initial default. Borrowers default for a variety of reasons, including a reduction of income, unemployment, divorce, illness, inability to manage credit and interest rate levels. Borrowers may cure defaults by making all of the delinquent loan payments or by selling the property in full satisfaction of all amounts due under the mortgage. Defaults that are not cured result in most cases in a claim to PMI.

Claim activity is not spread evenly throughout the coverage period of a primary insurance book of business. Based on PMI’s experience, the majority of claims on traditional primary insurance loans occur in the third through sixth years after loan origination, and relatively few claims are paid during the first two years after loan origination. Primary insurance written from the period of January 1, 1996 through December 31, 1999 represented 20% of PMI’s primary insurance in force at December 31, 2002. This portion of PMI’s book of business is in its expected peak claim period with respect to traditional primary loans. We believe that loans in PMI’s less-than-A quality and non-traditional primary book will have earlier incidences of default than loans in PMI’s traditional book. Less-than-A quality loans represented approximately 12% of PMI’s primary risk in force at June 30, 2003. Non-traditional loans represented approximately 13% of PMI’s primary risk in force at June 30, 2003.

Claims and Policy Servicing

The frequency of defaults does not directly correlate to the number of claims PMI receives. This is because the rate at which defaults cure is influenced by borrowers’ financial resources and circumstances and regional economic differences. Whether an uncured default leads to a claim principally depends on the borrower’s equity at the time of default and the borrower’s or the insured’s ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage loan. When the likelihood of a defaulted loan being reinstated is minimal, PMI works with the servicer of the loan for a possible loan workout or early disposal of the underlying property. Property dispositions typically result in savings to PMI over the percentage coverage amount payable under PMI’s master policies.

International Operations and Strategic Investments

In keeping with our goal of being a global provider of credit enhancement products across multiple asset and risk classes, our key strategies include, among others, continuing to diversify our product offerings beyond mortgage insurance product offerings and expand our mortgage insurance product offerings. Our diversification efforts to date can be divided into three categories: international mortgage insurance and credit enhancement, residential lender services and financial guaranty reinsurance. In addition, on August 4, 2003, we announced that we are the strategic investor in a group of investors that has entered into a definitive agreement to acquire FGIC, a leading triple-A rated monoline bond insurer. On October 27, 2003, we announced that we had entered into a definitive agreement to sell our title insurance subsidiary, American Pioneer Title Insurance Company, or APTIC, for $115 million in cash, subject to adjustment.

International Operations

Our international mortgage insurance and credit enhancement operations include our operations in Australia and New Zealand, the European Union and Hong Kong.

Australia and New Zealand

We offer mortgage insurance in Australia and New Zealand through our wholly-owned subsidiaries, PMI Mortgage Insurance Ltd, or PMI Ltd, and PMI Indemnity Limited, or PMI Indemnity. PMI Ltd was founded in 1965 and was acquired by PMI in August 1999. In September 2001, PMI acquired CGU LMI and renamed it PMI Indemnity Limited. The integration of PMI Indemnity’s operations into PMI Ltd was completed in July 2002, and the combined operations of PMI Ltd and PMI Indemnity are referred to as PMI Australia. PMI Australia is headquartered in Sydney, Australia, and has offices in Melbourne, Brisbane, Adelaide, and Perth in Australia and in Auckland, New Zealand.

The Australian and New Zealand mortgage insurance markets are served by two mortgage insurance companies: PMI Australia and GE Capital. As of December 31, 2002, PMI Australia had a leading market share in the Australian mortgage insurance market in terms of earned premium, and was the largest provider of mortgage insurance in New Zealand. Single premiums and 100% coverage characterize Australian mortgage insurance, known as “lenders mortgage insurance”.

Europe

PMI Europe is a mortgage insurance and credit enhancement company incorporated and located in Dublin, Ireland, with an affiliated sales company incorporated in England and located in London. PMI Europe is fully authorized to provide credit, suretyship and miscellaneous financial loss insurance by the Irish Minister for Enterprise Trade & Employment. PMI Europe’s claims-paying ability is rated “AA” by S&P and Fitch, and “Aa3” by Moody’s. These ratings are based upon PMI Europe’s initial capitalization, its management expertise, a capital support agreement provided by PMI, and a guarantee by The PMI Group of PMI’s obligations under the capital support agreement. PMI Europe’s authorization enables it to offer its products in all of the European Union member states.

PMI Europe expects to derive most of its opportunities from the larger, more mature mortgage markets in Europe, including the United Kingdom, Germany, Spain, France, Italy, the Netherlands and Ireland. Additional opportunities may arise in the smaller or emerging European markets, including Sweden, Switzerland and the Eastern European countries.

PMI Europe currently offers capital markets products, stop loss insurance and primary insurance. Capital markets products are designed to support secondary market transactions, notably credit-linked notes, collateralized debt obligations, mortgage-backed securities or synthetic securities transactions (principally, credit default swap transactions). Mortgage-backed securities are issued as a tool for capital management or funding. Lenders frequently engage in these transactions to reduce the capital they must hold pursuant to local banking capital regulations.

At June 30, 2003, PMI Europe’s risk in force stemmed from seven credit default swap-related transactions. At June 30, 2003, PMI Europe had assumed $413.6 million of mortgage default risk on $3.1 billion of mortgages on properties in the United Kingdom, and $185.5 million of default risk on $5.5 billion of mortgages on properties in Germany. The vast majority of the default risk that PMI Europe has insured in each of the credit default transactions has been rated investment grade by at least one of the international credit rating agencies where the expectation of any loss to PMI is considered unlikely. As of June 30, 2003, PMI Europe had assumed first loss default risk of approximately $24 million. In October 2003, PMI Europe entered into a definitive agreement to acquire the U.K. lenders’ mortgage insurance portfolio from Royal & Sun Alliance Insurance Group plc, or R&SA. The portfolio to be acquired consists of U.K. residential mortgage loans originated in 1993 and subsequent years. The portfolio covers approximately $15 billion of original insured principal value and approximately $2 billion of remaining exposure. R&SA will transfer all loss reserves, unearned premium reserves and central provisions associated with the portfolio to PMI Europe totaling approximately $54.6 million as of July 1, 2003. Included in the reserves to be transferred is approximately $23.3 million in unearned premium reserve. R&SA has also agreed to provide excess-of-loss reinsurance to PMI Europe and TPG Re with respect to the acquired portfolio. Under the terms of the agreement, R&SA and PMI Europe have an agreement to share the economic benefits if loss performance is better than expected. The acquisition is subject to U.K. regulatory approval, which is anticipated to take approximately six to nine months, and other customary conditions. TPG Re, the parent of PMI Europe, has agreed to reinsure the R&SA portfolio to be acquired on a 100% quota loss basis during the regulatory approval process. PMI Europe has guaranteed the obligations of TPG Re under the reinsurance arrangement.

Hong Kong

In 1999, PMI opened its Hong Kong branch and entered into a reinsurance agreement with the Hong Kong Mortgage Corporation, or HKMC, a public sector entity created to add liquidity to the Hong Kong residential mortgage market. HKMC is a direct insurer of residential mortgages with LTVs of up to 90%. PMI, among other insurers, provides reinsurance coverage on amounts over 70% LTV.

Financial Guaranty Reinsurance

We own 24.9% of RAM Holdings Ltd. and RAM Holdings II Ltd., which constitute the holding companies for RAM Reinsurance Company, Ltd., or RAM Re, a financial guaranty reinsurance company based in Bermuda. RAM Re commenced business in February 1998 with the purpose of reinsuring municipal, structured finance and international debt obligations originally underwritten by “Aaa”-rated guarantors. RAM Re is the sixth largest provider of financial guaranty reinsurance, providing reinsurance to primary financial guarantor companies that market credit enhancement of investment grade debt securities through insurance on principal and interest.

Lender Services

American Pioneer Title Insurance Company

In 1992, we acquired APTIC, a Florida-based title insurance company, as part of our strategy to provide additional mortgage-related services to our customers. APTIC is licensed in 46 states and the District of Columbia. A title insurance policy protects the insured party against losses resulting from title defects, liens and encumbrances existing as of the effective date of the policy and not specifically excepted from the policy’s coverage. Based on direct premiums written during 2002, APTIC is ranked fifth among the 27 active title insurers conducting business in the State of Florida.

APTIC generates title insurance business through both direct and indirect marketing to realtors, attorneys and lenders. As a direct marketer, APTIC operates under the name Chelsea Title Company, a branch network of title production facilities and real estate closing offices. As an indirect marketer, APTIC recruits and works with corporate title agencies, attorney agencies and approved attorneys.

On October 27, 2003, we announced that we had entered into a definitive agreement to sell APTIC for $115 million in cash, subject to adjustment, to a subsidiary of Fidelity National Financial. The APTIC transaction is subject to regulatory approvals and other customary closing conditions, and we expect it to close in the first half of 2004.

Fairbanks Capital Holding Corp.

We acquired our initial interest in Fairbanks in March 2000. In 2002, we made additional equity investments in Fairbanks, increasing our investment balance in Fairbanks to approximately $140 million and our ownership interest to approximately 56.8% as of June 30, 2003. Fairbanks, through its wholly-owned subsidiary, Fairbanks Capital, services single-family residential mortgages and specializes in the resolution of nonperforming, subperforming, subprime, Alternative A, and home equity loans. Fairbanks is headquartered in Salt Lake City, Utah and maintains four servicing facilities in Salt Lake City, Utah, Hatboro, Pennsylvania, Jacksonville, Florida and Austin, Texas.

Fairbanks Capital’s business is subject to extensive regulation, supervision and licensing by various state and federal agencies. On the federal level, Fairbanks Capital’s business is regulated by, among other statutes and regulations, the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, RESPA, the Truth in Lending Act and the Home Ownership and Equity Protection Act of 1994. Fairbanks Capital is also subject to the laws of the states in which it is licensed as a mortgage servicer or debt collector relating to its practices, procedures and type and amount of fees it can collect from borrowers. Failure to comply with applicable regulations can lead to, among other penalties, the imposition of fines, the termination or suspension of licenses, and the issuance of injunctions requiring changes to Fairbanks Capital’s operations.

State and federal banking regulatory agencies, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development, or HUD, state and local governmental authorities, and the national and local media have increased their focus on lending and servicing practices in the subprime lending industry, including Fairbanks Capital. Federal, state and local authorities recently have imposed fines and other remedies upon subprime lenders and servicers for practices, including, but not limited to, charging borrowers excessive fees and failing to adequately disclose the material terms of loans or servicing or collection requirements to the borrowers. In October 2002, the Federal Trade Commission, or FTC, informed Fairbanks that it is the subject of an FTC investigation to determine whether Fairbanks Capital’s loan servicing or other practices violate or have violated the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, Section 5 of the Federal Trade Commission Act or other laws enforced by the FTC. Fairbanks has reached a proposed settlement of potential civil charges by the FTC and HUD that will require changes in Fairbanks Capital’s operations and that will require the creation of a $40 million fund for the benefit of consumers allegedly harmed by Fairbanks Capital. This proposed settlement must be approved by the FTC Commissioners and by HUD and its implementation is subject to obtaining necessary court approvals. We cannot assure you that the approval of the FTC Commissioners or HUD will be obtained or that the proposed settlement will be implemented. The FTC staff has indicated that the FTC will file an enforcement action against Fairbanks if a settlement is not ultimately reached. Fairbanks’ results of operations will be negatively impacted as a result of any FTC settlement or enforcement action. The FTC staff has informed us that, if a settlement with the FTC were not ultimately reached, it would recommend naming us in any action the FTC might bring against Fairbanks.

In March 2003, Senator Barbara Mikulski requested HUD to initiate a criminal investigation into Fairbanks Capital’s servicing practices. Also, Senator Paul Sarbanes asked HUD to review Fairbanks Capital’s servicing practices. HUD has initiated both a civil and, in conjunction with the Department of Justice, a criminal investigation of Fairbanks Capital’s business practices. If the proposed settlement of potential civil charges by the FTC and HUD described above is implemented, that proposed settlement would also settle civil claims that could be asserted by HUD in connection with Fairbanks’ loan servicing practices. We are not able to predict at this time whether or not these investigations will lead to a criminal indictment of Fairbanks. Due to the impact a criminal indictment could have on Fairbanks’ business, such an indictment could have a material adverse effect on Fairbanks and, therefore, on our investment in Fairbanks. Any action brought against us by the FTC with respect to its investigation of the practices of Fairbanks could seriously harm our consolidated financial position and results of operations.

In March 2003, Senator Sarbanes asked the GSEs to investigate possible predatory servicing practices at Fairbanks. In June 2003, Fannie Mae reported in a letter to Senator Sarbanes that Fannie Mae had found certain business practices at Fairbanks Capital to be out of compliance with a servicing agreement between the parties. Fairbanks Capital and Fannie Mae have agreed that, until remedial actions are fully implemented, Fairbanks Capital will not service any new Fannie Mae-owned loans without the approval of Fannie Mae.

Fairbanks and Fairbanks Capital are also subject to state regulatory actions concerning Fairbanks Capital’s servicing activities. A number of state regulatory agencies, including regulatory agencies in some states in which Fairbanks Capital does a significant amount of business, have indicated that, notwithstanding the proposed settlement by Fairbanks with the FTC, they intend to require Fairbanks Capital to refund to consumers in their respective states amounts that they allege Fairbanks Capital had improperly collected and to enter into consent decrees regulating various aspects of Fairbanks Capital’s business. Other states could also seek to require such refunds or consent decrees. In the event that Fairbanks is unable to resolve the issues with the various state regulatory agencies, those regulatory agencies may bring administrative or other actions against Fairbanks or Fairbanks Capital seeking to require such refunds and, potentially, monetary penalties or revocation of Fairbanks Capital’s license to conduct its business in such states. In addition, Fairbanks and Fairbanks Capital are subject to private litigation, including a number of putative class action suits, alleging violations of federal and state laws governing the activities of servicers. We expect that as a result of the publicity surrounding lending and servicing practices, Fairbanks may be subject to other putative class action suits in the future. Regulatory and putative class actions have generated negative publicity for Fairbanks which has caused and may continue to cause Fairbanks Capital to suffer losses in its customer base. Fairbanks has executed a term sheet with the plaintiffs in certain of these putative class action lawsuits. Fairbanks’ financial condition and results of operations could be negatively impacted as a result of any such settlement. We cannot assure you that Fairbanks will be successful in reaching a final agreement with these plaintiffs.

Fairbanks has recorded aggregate expenses of $55 million (before tax) in connection with the proposed settlement of potential civil charges by the FTC and HUD described above and related estimated costs in connection with that settlement, the estimated costs of potential settlements of certain of the putative class action litigation and the estimated costs and fines relating to certain pending state regulatory actions. If the proposed settlement is not approved by the FTC Commissioners or HUD or is not implemented, the class action settlements are not finalized, or Fairbanks Capital is required to make significant payments as a result of state regulatory proceedings, Fairbanks’ ultimate expenses could be materially higher. Our proportionate share of the expenses recorded by Fairbanks ($17.8 million after tax based on Fairbanks’ recorded aggregate expenses) has reduced our equity from earnings with respect to Fairbanks for the third quarter of 2003. In addition, the recording of expenses and liabilities by Fairbanks related to these matters could lead to events of default under Fairbanks’ existing credit arrangements. Although Fairbanks is seeking confirmation that the recording will not result in any event of default, we cannot assure you that this confirmation will be obtained. If these recordings or the recording of any additional expenses or liabilities relating to regulatory and litigation matters were to result in events of default, any such events of default could have a material adverse effect on Fairbanks and our investment in Fairbanks.

In recent months, the rating agencies have announced ratings downgrades involving Fairbanks Capital. As a result of these ratings downgrades, Fairbanks Capital is no longer qualified to be named as a primary servicer on future RMBS transactions rated by Moody’s or S&P. Fairbanks Capital may serve as a subservicer on these rated transactions under certain circumstances. Future negative rating agency actions could also negatively impact Fairbanks and could have a material adverse effect on Fairbanks and us. For example, two financing agreements between Fairbanks Capital and a lender provide that a material adverse change with respect to Fairbanks Capital would constitute an event of default, which would entitle the lender to accelerate repayment of the amounts outstanding under these agreements. See “Risk Factors—Risks Related to Our Business—Fairbanks Capital is highly leveraged and, if it were to lose access to, or default on, its debt facilities, Fairbanks might be unable to fund its operations or pay its debts as they come due” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Negative rating agency actions in the future could trigger an event of default under Fairbanks Capital’s existing financing arrangements and, if not cured, would have a material adverse effect on our consolidated financial condition and results of operations.

Employees

As of June 30, 2003, The PMI Group, together with its wholly-owned subsidiaries and CMG, PMI’s 50%-owned joint venture, which offers mortgage insurance for loans originated by credit unions, had 2,270 full-time and part-time employees, of which 1,712 persons performed services primarily for PMI, 162 were employed by PMI Australia, six were employed by PMI Europe, 23 performed services primarily for CMG, and an additional 367 persons were employed by APTIC. Our employees are not unionized and we believe our employee relations are good. In addition, MSC had 988 temporary workers and contract underwriters as of June 30, 2003.

FGIC BUSINESS

FGIC Corporation is an insurance holding company whose subsidiary, FGIC, is primarily engaged in the business of providing financial guaranty insurance in respect of municipal bonds and asset-backed and mortgage-backed securities. FGIC began its financial guaranty insurance operations in 1983 and is the fourth largest financial guaranty insurer based on gross par written for the year ended December 31, 2002, according to the S&P Bond Insurance Book 2003. Financial guaranty insurance written by FGIC typically guarantees scheduled payments on an issuer’s obligations. FGIC’s financial strength is rated AAA by S&P, Aaa by Moody’s and AAA by Fitch. FGIC is licensed to engage in financial guaranty insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and through a branch in the United Kingdom. FGIC’s focus to date has been on market sectors that are generally perceived to be of relatively low risk.

For the year ended December 31, 2002, FGIC’s gross premiums written were $232.6 million and for the six months ended June 30, 2003, FGIC’s gross premiums written were $141.9 million. FGIC Corporation’s consolidated net income was approximately $217.0 million for the year ended December 31, 2002 and $92.1 million for the six months ended June 30, 2003. At June 30, 2003, FGIC Corporation had consolidated total assets of $3.4 billion, including $3.1 billion of cash and investment securities. At June 30, 2003, FGIC’s statutory capital base under statutory accounting practices was $2.2 billion. This financial information does not give effect to proposed dividends by FGIC and FGIC Corporation to a subsidiary of GECC as part of the acquisition of FGIC Corporation. See “The FGIC Transaction” beginning on page S-108 for more information on these dividends.

Benefits of the FGIC Investment

We believe our investment in FGIC will have a number of benefits, including the following:

•	FGIC’s Potential Growth in U.S. Markets. Given FGIC’s historical focus on a limited number of sectors within the municipal and asset-backed securities markets, we believe that FGIC has significant opportunities to grow its business over time by participating in additional lines of business and expanding its participation in existing lines of business. From 1999 through 2002, the aggregate par of asset-backed securities insured by the four largest financial guaranty insurers exceeded the par of municipal obligations insured by those issuers. Since the net par of FGIC’s asset-backed insured obligations constituted only 9.7% of FGIC’s aggregate net par outstanding as of June 30, 2003, we believe that FGIC will have significant potential to grow its business over time by aligning its business more closely to that of the overall market.

In the public finance market, we expect that FGIC will begin to participate in a variety of additional market sectors. In the asset-backed obligation market, we expect that FGIC will initially target those sectors that have been constrained by lack of sufficient available financial guaranty insurance capacity as well as sectors that involve highly-rated asset classes and that FGIC believes offer the opportunity for attractive returns.

•	FGIC’s Potential Growth in International Markets. Historically, FGIC has participated to only a very limited extent in transactions outside the United States. As of June 30, 2003, FGIC’s net par outstanding represented by international transactions was $168.6 million, or only approximately 0.1% of FGIC’s total net par outstanding. We expect that, under FGIC’s new business plan, FGIC will seek to expand its business internationally, targeting developed international markets that present growth opportunities, principally in Western Europe, Japan and Australia.

•

Diversification of Our Business. We believe that the investment in FGIC will assist us in progressing toward our strategic goal to be a global provider of credit enhancement. The investment will also reduce our dependence on mortgage insurance, although we expect that mortgage insurance products will account for a majority of our net income for the foreseeable future. In addition, based on the historical performance of the financial guaranty industry and the mortgage insurance industry, we expect that the investment may contribute towards less volatile earnings. The financial guaranty business, and the municipal finance portion of the business in particular, generally has benefited in the past by a decrease in interest rates while the performance of the mortgage insurance business has tended to demonstrate the opposite result. Historically, a decline in interest rates has been accompanied by an increase in the level of refundings, which has increased demand for financial guaranty insurance as new obligations are issued to refund existing obligations. However, a decline in interest rates is often also accompanied by narrower spreads between insured and uninsured obligations, which reduces the cost savings to issuers from the purchase of financial guaranty insurance, and, therefore, we cannot be sure that a decline in interest rates will continue to be associated with such increased demand in the future. In addition, during periods of low interest rates, the increased refunding of insured obligations prior to maturity causes a financial guaranty insurer to recognize the deferred premium revenue relating to the retired obligations, which temporarily increases revenues. In contrast, a decline in interest rates has frequently resulted in lower revenues for mortgage insurers as borrowers refinance their mortgages and may cancel, and not replace, their existing mortgage insurance.

•	Enhancement of Our Core Competencies. We believe that our increased participation in the financial guaranty insurance industry through our investment in FGIC will assist us in our goal of leveraging and growing our core competencies and expertise. As our mortgage insurance business evolves towards an increasingly complex, structured approach to insurance, we expect to benefit from many of the skills required by financial guaranty insurance. In addition, we believe that our knowledge of credit risk evaluation, loss mitigation and structured transactions, among other competencies, will enable us to be an effective strategic investor in FGIC. We intend to pursue joint marketing of our mortgage insurance products with FGIC’s financial guaranty products.

Financial Guaranty Industry Overview

Financial guaranty insurance typically guarantees scheduled payments of principal and interest on an issuer’s obligations. Financial guaranty insurance is a form of credit enhancement that benefits both the investor and issuer. Upon a payment default on an insured obligation, financial guarantors are generally required to pay the principal and interest due in accordance with the obligation’s original payment schedule. Municipal obligations include general obligation bonds supported by the issuer’s taxing power and special revenue bonds and other special obligations of state and local governments supported by the issuer’s ability to impose and collect fees and charges for public services or specific projects. Asset-backed obligations are generally issued in structured transactions backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value.

Municipal Obligations

Municipal obligations include bonds, notes and other evidences of indebtedness issued by states and their political subdivisions (such as counties, cities or towns), utility districts, public and private universities and hospitals, public housing and transportation authorities and other public and quasi-public entities. Municipal obligations are supported by the issuer’s taxing power in the case of general obligation bonds, or by the issuer’s ability to impose and collect fees and charges for public services or specific projects in the case of most special revenue bonds and public private infrastructure financings.

The volume of U.S. municipal new issues, expressed in terms of principal insured, has increased over the past seven years, from $160.0 billion in 1995 to $357.9 billion in 2002, with 43% of the total volume of new issues insured in 1995 and 49% of the total volume of new issues insured in 2002, according to The Bond Buyer, and until 1999, insurance of municipal obligations represented the largest portion of the financial guaranty insurance business.

Asset-Backed Obligations

Asset-backed obligations are typically secured by or payable from a specific pool of assets having an ascertainable cash flow or market value and held by a special purpose issuing entity. Most asset-backed obligations are secured by or represent interests in diverse pools of assets, such as residential mortgage loans, auto loans, credit card receivables, other consumer receivables, corporate loans or bonds, government debt, small business loans and multi-family mortgage loans, although monoline financial guarantors also insure asset-backed obligations secured by less diverse payment sources.

According to Asset-Backed Alert and the Association of Financial Guaranty Insurers, the par volume of funded U.S. public asset-backed securities, including securities distributed under Rule 144A, increased from a total volume of $207.6 billion in 1997 to $409.3 billion in 2002, with 40% of the total volume insured in 2002, compared to 38% of the total volume in 1997. The total volume includes corporate and consumer receivable-backed issues (including home equity loan issues) but excludes private-label mortgage-backed securities, collateralized debt obligations, commercial paper, synthetic transactions and non-Rule 144A private placements.

Since the late 1990s, there has been significant growth in the market for funded and synthetic collateralized debt obligations, or CDOs, which are securitizations of bonds, loans or other securities. CDOs are used by financial institutions to manage their risk profiles, optimize capital utilization and improve returns on equity. CDOs are also used by dealers or portfolio managers to provide leveraged investments in bond and loan portfolios tailored to conform to differing risk appetites of investors.

Worldwide, the volume of asset-backed obligations insured by monoline guarantors exceeded the volume of municipal obligations insured by monoline guarantors for the first time in 1999 and again in 2000 and 2001, according to the Association of Financial Guaranty Insurers. Similarly, according to the December 31, 2002 statistical operating supplements published by the four largest monoline guarantors, those four companies insured, in the aggregate, asset-backed par volume of $216.1 billion, or 52% of the $413.8 billion total insured during 2002 by the four companies, despite a large increase in issuance of municipal bonds. The asset-backed financial guaranty business has grown largely because of expansion of U.S. and international asset-backed markets, the related opportunities for guarantors to improve the credit quality and diversification of their insured portfolios, high demand for credit enhancement on complex asset-backed issues, and the attraction of higher returns available in the asset-backed market.

FGIC’s Insured Portfolio

FGIC’s insurance is employed in both the new issue and secondary markets. Insurance premium rates take into account, among other things, the projected return to and risk assumed by FGIC. Critical factors in assessing risk include, among other things, the credit quality of the issuer, type of issue, sources of repayment, transaction structure and term to maturity. Each obligation is evaluated on the basis of such factors and subject to FGIC’s underwriting guidelines. The final premium rate is generally a function of market factors, including, in the case of funded transactions, the interest rate savings to the issuer from the use of insurance.

To date, FGIC has provided financial guaranty insurance primarily in the municipal finance market and, to a lesser extent, for mortgage-backed and asset-backed securities. As of June 30, 2003, $182.5 billion of FGIC’s net par outstanding, or 90.3% of FGIC’s total net par outstanding, represented insurance of municipal obligations. As of December 31, 2002, $171.0 billion of FGIC’s net par outstanding, or 91.0% of FGIC’s total net par outstanding, represented insurance of municipal obligations. This percentage is significantly higher than the industry average of 62.6% as of December 31, 2002, according to the S&P Bond Insurance Book 2003.

The municipal obligation market includes bonds and other indebtedness issued by states and their political subdivisions, utility districts, public universities and hospitals, public housing and transportation authorities and similar entities. Within the municipal obligation market, FGIC has historically emphasized general obligation bonds. General obligation bonds are supported by the issuer’s general taxing power and represented approximately 47% of FGIC’s municipal insurance as of June 30, 2003, based on net par outstanding.

FGIC has participated on a selective basis in the asset-backed obligation market. Asset-backed obligations or securitizations are secured by or payable from a specific pool of assets held by a special purpose issuing entity. As of June 30, 2003, 9.7% of FGIC’s net par outstanding represented insurance of asset-backed obligations. FGIC’s focus in the asset-backed obligation market has been on mortgage-backed securities, particularly securities backed by home equity lines of credit and, prior to 2002, sub-prime quality home mortgage loans. FGIC to date has not targeted such areas as auto-consumer debt and collateralized debt obligations, which have experienced strong growth. In addition, FGIC does not currently write insurance in the international asset-backed obligation market.

A summary of FGIC’s insured portfolio at June 30, 2003 is set forth below.

Insured Portfolio Profile (Par Value)

	Par Written For the Six Months Ended June 30, 2003				Par Outstanding as of June 30, 2003
	Gross Amount	%	Net Amount	%	Net Amount	%
	(Dollars in millions)
Tax-Supported	$15,013.2	57.1%	$14,796.4	57.5%	$120,574.0	59.6%
Water & Sewer	2,526.9	9.6%	2,180.9	8.5%	31,695.8	15.7%
Health Care	—	0.0%	—	0.0%	1,110.4	0.5%
Transportation	918.7	3.5%	918.7	3.6%	21,342.3	10.6%
Education	1,352.5	5.1%	1,352.5	5.3%	7,345.5	3.6%
Housing	—	0.0%	—	0.0%	245.3	0.1%
Other	—	0.0%	—	0.0%	162.0	0.1%

Total Municipal	$19,811.3	75.4%	$19,248.5	74.8%	$182,475.3	90.3%

Housing	—	0.0%	—	0.0%	54.4	0.0%
Other Non-Municipal	80.1	0.3%	80.1	0.3%	573.5	0.3%
Mortgage-Backed	6,398.1	24.3%	6,398.1	24.9%	17,039.8	8.4%
Asset-Backed	—	0.0%	—	0.0%	1,860.8	0.9%

Total Non-Municipal	$6,478.2	24.6%	$6,478.2	25.2%	$19,528.5	9.7%

International	—	0.0%	—	0.0%	168.6	0.1%

Total	$26,289.5	100.0%	$25,726.7	100.0%	$202,172.4	100.0%

Following the completion of our investment in FGIC, a new business plan for FGIC will be implemented. We expect that under this new business plan FGIC will, over time, expand its business in additional sectors of the public finance and asset-backed markets and broaden its participation in the mortgage-backed securities sector. We expect that under FGIC’s new business plan, FGIC will seek to expand its business internationally, initially by targeting developed international markets that present growth opportunities.

Ratings

The insurance financial strength and insurer financial strength, as the case may be, of FGIC is rated “Aaa” by Moody’s and “AAA” by S&P and Fitch, the highest ratings available from these rating agencies. These ratings are an integral part of FGIC’s business since the value of the insurance product sold by FGIC is generally a function of the “rating” applied to obligations insured by FGIC. These ratings reflect only the views of the rating agencies, are not recommendations to buy, hold or sell securities and are subject to revision or withdrawal at any time by these rating agencies. These rating agencies periodically review the business and financial condition of FGIC, focusing on its underwriting policies and procedures, the quality of the obligations insured by FGIC, the quality of its investment portfolio and the strength of its management team and controls. Each rating agency performs periodic assessments of the obligations insured by FGIC, and the reinsurers and other providers of capital support to FGIC, to confirm that FGIC continues to satisfy such rating agency’s capital adequacy criteria necessary to maintain FGIC’s triple-A rating. FGIC’s ability to compete with other triple-A rated financial guarantors and otherwise to engage in its business as currently conducted, and its results of operations and financial condition, would be materially and adversely affected by any reduction in its ratings.

Competition

The financial guaranty business is highly competitive. FGIC faces competition from the other large, triple-A rated monoline financial guaranty insurers, primarily Ambac Assurance Corp., Financial Security Assurance, Inc., and MBIA Insurance Corp. FGIC also faces competition from other smaller or lower rated monoline financial guaranty insurers as well as, to varying degrees and in varying markets, from other providers of third-party credit enhancement, including banks providing letters of credit, mortgage pool insurers, multiline insurers and reinsurers, government sponsored entities and pension funds. In addition, credit default swaps, credit-linked notes and other synthetic products provide coverage directly competitive with financial guaranty insurance, and expand the universe of participants in the financial risk market.

In addition, since the majority of municipal and asset-backed obligations are sold without financial guaranty insurance or other third-party credit enhancement, each transaction FGIC proposes to insure must generally compete against an alternative execution that does not employ financial guaranty insurance. This alternative “uninsured” execution is a key competitive constraint for all financial guaranty insurers since, if the interest cost savings from financial guaranty insurance do not exceed the cost of such insurance, an issuer generally may choose to issue its obligations without insurance.

Insurance Regulatory Matters

General

FGIC is licensed to engage in insurance business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and through a branch in the United Kingdom. FGIC is subject to the insurance laws and regulations of the State of New York, where FGIC is domiciled, including Article 69, a comprehensive financial guaranty insurance statute. FGIC is also subject to the insurance laws and regulations of all other jurisdictions in which it is licensed to transact insurance business. The insurance laws and regulations, as well as the level of supervisory authority that may be exercised by the various insurance regulators, vary by jurisdiction, but generally require insurance companies to maintain minimum standards of business conduct and solvency, to meet certain financial tests, to comply with requirements concerning permitted investments and the use of policy forms and premium rates, to file quarterly and annual statutory statements and other reports, and to obtain prior approval of certain actions or transactions, including direct or indirect changes in control of the insurer, the payment of certain dividends or distributions and the entering into of certain transactions with affiliates. FGIC’s accounts and operations are subject to periodic examination by the Superintendent of Insurance of the State of New York and other state insurance regulatory authorities.

Domestic Insurance Holding Company Laws

FGIC Corporation and FGIC are subject to regulation under insurance holding company statutes of New York, where FGIC is domiciled, as well as other jurisdictions where FGIC is licensed to do insurance business. The requirements of holding company statutes vary from jurisdiction to jurisdiction but generally require insurance holding companies and their insurance company subsidiaries to register and file certain reports describing, among other information, their capital structure, ownership and financial condition. The holding company statutes also require prior approval of changes in control, certain dividends and other intercorporate transfers of assets and transactions between insurance companies and their affiliates. The holding company statutes generally require that all transactions with affiliates be fair and reasonable and that those of specified types and exceeding specified limits require prior notice to or approval by insurance regulators.

New York Financial Guaranty Insurance Law

As a financial guaranty insurance corporation licensed to do business in the State of New York, FGIC is subject to New York’s comprehensive financial guaranty insurance law (Article 69 of the New York Insurance Law). Among other things, Article 69 limits the business of each financial guaranty insurer to financial guaranty insurance and related lines for which it may be licensed (credit, residual value and surety), requires that each financial guaranty insurer maintain a minimum surplus to policyholders, establishes limits on the aggregate net amount of exposure that a financial guaranty insurer may retain in respect of a particular issuer or revenue source (known as single risk limits) and on the aggregate net amount of exposure that a financial guaranty insurer may retain in respect of particular types of risk (e.g., municipal bonds, asset-backed obligations) (known as aggregate risk limits), in each case as compared to policyholder surplus and contingency reserve and establishes contingency, loss and unearned premium reserve requirements.

Article 69 requires that financial guaranty insurers maintain a special statutory liability reserve called a “contingency reserve” to protect policyholders against the impact of excessive losses occurring during adverse economic developments, cycles or other unforeseen circumstances. Article 69 generally requires a financial guaranty insurer to provide a contingency reserve (1) with respect to policies written prior to July 1, 1989 and in force as of the calendar quarter commencing thereafter in an amount equal to 50% of earned premiums and (2) with respect to policies written on and after July 1, 1989, through contributions made quarterly on a pro rata basis over a period of 20 years for municipal bonds and 15 years for all other obligations, to equal an amount equal to the greater of 50% of premiums written for the relevant category of insurance or a percentage of the principal guaranteed, varying from 0.55% to 2.50%, depending upon the type of obligation guaranteed, until the contingency reserve amount for the category equals the required amount. A financial guaranty insurer may be permitted to release a portion of its contingency reserves under specified circumstances in the event that the amount carried is in excess of specified amounts in relation to the insurer’s outstanding obligations under its financial guaranties, with notice to or approval by the New York Superintendent of Insurance, as applicable. FGIC recently requested the New York State Department of Insurance to approve the release of up to $577 million of contingency reserves that FGIC believes are excessive in relation to its outstanding insured exposure.

Article 69 establishes single risk limits for financial guaranty insurers applicable to all single risks including obligations issued by a single entity and backed by a single revenue source. Under these single risk limits, a financial guaranty insurer’s exposure to loss (in each case, net of collateral and reinsurance) under its policies issued in respect of a single entity and backed by a single revenue source may not exceed certain specified amounts. For example, under the limit applicable to asset-backed securities issued by a single entity, the lesser of (1) the insured average annual debt service for such entity and (2) the insured unpaid principal of obligations issued by such entity (reduced by the extent to which the unpaid principal of the supporting assets exceeds the insured unpaid principal) divided by nine, may not exceed 10% of the sum of the insurer’s policyholders’ surplus and contingency reserves, subject to certain conditions. Under the limit applicable to municipal obligations, the insured average annual debt service for a single entity and backed by a single revenue source may not exceed 10% of the sum of the insurer’s policyholders’ surplus and contingency reserves. In addition, the insured principal of municipal obligations issued by a single entity and backed by a single revenue source is limited to 75% of the insurer’s policyholders’ surplus and contingency reserves. Article 69 also establishes aggregate risk limits on the basis of aggregate net liability insured — or outstanding principal and interest and other monetary payments of guaranteed obligations, net of reinsurance ceded and collateral — as compared to policyholders’ surplus and contingency reserves. Under these limits, an insurer’s policyholders’ surplus and contingency reserves must equal or exceed an amount equal to the sum of the applicable specified percentage (which varies from 0.33% for municipal bonds to 4.00% for certain non-investment grade obligations) of the aggregate net liability insured by the insurer for each of various categories of specified obligations.

Dividend Restrictions

FGIC’s ability to pay dividends is subject to restrictions contained in the insurance laws and related regulations of New York and other states where FGIC is licensed to do insurance business. Under New York insurance law, FGIC may pay dividends out of statutory earned surplus, provided that, statutory surplus after any dividend may not be less than the minimum required paid-in capital and provided that together with all dividends declared or distributed by FGIC during the preceding 12 months, the dividends do not exceed the lesser of (1) 10% of policyholders’ surplus as of its last statement filed with the New York superintendent or (2) adjusted net investment income during this period.

In addition, in accordance with the normal practice of the New York Insurance Department in connection with change in control applications, FGIC Corporation will, if the acquisition is completed, be subject to commitments to the department that it will prevent FGIC from paying any dividends for a period of two years from the date of the acquisition without the prior written consent of the department.

Loss Reserves

FGIC establishes specific reserves for the net present value of estimated losses on particular insured obligations when, in management’s opinion, the likelihood of a future loss is probable and the amount of the ultimate loss that FGIC expects to incur can be reasonably estimated. These reserves represent FGIC’s estimate of the present value of the anticipated shortfall, net of reinsurance, between (1) scheduled payments on insured obligations plus anticipated loss adjustment expenses and (2) anticipated cash flow from and proceeds to be received on sales of any collateral supporting the obligation and other anticipated recoveries. In addition to its specific reserves, FGIC maintains other reserves in order to account for losses inherent in its overall insured mortgage-backed securities portfolio which have occurred but not been identified.

Reinsurance

FGIC uses reinsurance to increase its capacity to write insurance for obligations of large, frequent issuers, to meet internal, rating agency or regulatory single risk limits, to diversify risk and to reduce capital needs. FGIC currently arranges reinsurance on only a facultative (transaction by transaction) basis. Prior to 2003, FGIC also had treaty reinsurance agreements that provided coverage for a specified portion of the exposure under all qualifying policies issued during the term of the treaty.

FGIC seeks to place reinsurance with financially strong reinsurance companies since, as a primary insurer, FGIC is required to fulfill all its obligations to policyholders even in cases where reinsurers fail to perform their obligations under the various reinsurance agreements with FGIC. FGIC regularly monitors the financial condition of its reinsurers. Under most of FGIC’s reinsurance agreements, FGIC has the right to reassume all the business reinsured to a reinsurer (and receive all the remaining unearned premiums ceded) in the event of a significant ratings downgrade of the reinsurer or the occurrence of certain other special cancellation events. In certain of these cases, FGIC also has the right to impose additional ceding commissions.

At June 30, 2003, FGIC had reinsured approximately 13.5% of its insured par amount outstanding. FGIC’s principal reinsurers, accounting for 85% of the total par amount reinsured as of June 30, 2003, are ACE Guaranty Inc., Radian Reinsurance Company, American Re-insurance Company, RAM Reinsurance Co, Ltd. and AXA Re Finance. In recent years, a number of FGIC’s reinsurers have been downgraded by the rating agencies, thereby reducing the financial benefits of using reinsurance under the rating agency capital adequacy models because FGIC must allocate additional capital to the related reinsured exposure. FGIC still receives statutory credit for this reinsurance. Further downgrades could adversely impact FGIC’s ability to issue policies for large, frequent issuers or very large transactions.

Investments and Investment Policy

As of June 30, 2003, FGIC’s investment portfolio had an aggregate fair value of $3,089.6 million and an aggregate amortized cost of $2,960.4 million. For the six months ended June 30, 2003, approximately 49.0% of FGIC’s net income before tax was derived from earnings on its investment portfolio. An affiliated company, GE Asset Management, currently manages FGIC’s investment portfolio although, following completion of the proposed acquisition, these investment management duties may be transferred to a different investment management company. FGIC’s investment policy is designed to preserve capital, maintain appropriate liquidity and diversification, and optimize after-tax investment income. FGIC invests primarily in fixed income securities. As of June 30, 2003, 100% of FGIC’s fixed-income investment portfolio is rated single-A or higher, and 96% is rated double-A or higher.

THE FGIC TRANSACTION

In connection with the proposed acquisition of FGIC Corporation, we and our co-investors and an entity controlled by the investor group entered into a number of definitive agreements with GECC. Pursuant to those definitive agreements, the aggregate value to be received by GECC as a result of the acquisition is currently estimated at approximately $2.16 billion, consisting of three components: a cash purchase price, dividends to be paid by FGIC Corporation to a subsidiary of GECC prior to closing, and retention by GECC of certain securities of FGIC Corporation. The cash purchase price to be paid is approximately $1.6 billion. The pre-closing dividends to be paid by FGIC Corporation to a subsidiary of GECC are currently estimated to total $260 million. The actual aggregate amount of the dividends depends on FGIC’s net income, adjusted to exclude certain items, from January 1, 2003 to closing. If FGIC Corporation is unable to declare a dividend in the maximum amount required by the definitive agreement to its adjusted net income for that period, the members of the investor group must bear specified portions of the shortfall. The $1.6 billion cash purchase price and any dividend shortfall will be funded by equity commitments from the investor group and $225 million of debt to be issued by FGIC Corporation. In addition, GECC will retain approximately $235 million of FGIC Corporation preferred stock, with the remaining transaction value to GECC represented by the retention by GECC of approximately five percent of the common stock in FGIC Corporation.

Upon closing of the acquisition, our ownership interest will be approximately 42% of the outstanding common stock of FGIC Corporation. Pursuant to an equity commitment letter, we are obligated to fund, upon closing, $607 million in cash. In the event of a dividend shortfall as described above, the amount we will be required to fund may be increased by up to an additional $36.4 million in cash. Our equity investment is expected to be financed from the net proceeds from this offering and our concurrent offering of Units and cash on hand or that will be realized upon the sale of investment securities by The PMI Group. We expect to account for this investment under the equity method of accounting in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock and, accordingly, the investment will not be consolidated.

The closing of the proposed acquisition is subject to, among other things, the receipt of specified regulatory approvals, including the expiration or termination of the applicable waiting periods, and any extension of the waiting periods, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the New York State Insurance Department, and confirmation of the ratings of FGIC and FGIC Corporation by each of Moody’s, S&P and Fitch. The Hart-Scott-Rodino waiting period has expired. In addition, the closing is subject to confirmation of the ratings of The PMI Group and PMI by those rating agencies and the completion of The PMI Group’s proposed financing. The PMI Group may be required to pay GECC $25 million if the acquisition does not close as a result of either of those conditions not being met. On August 29, 2003, Fitch downgraded The PMI Group’s long term issuer and senior debt ratings to A+. Accordingly, the condition to closing relating to PMI’s ratings would not, if the closing of the FGIC Corporation acquisition were to occur today, be satisfied. This condition to closing, however, may be waived by us at our option.

In connection with the proposed acquisition, we have entered into a stockholders agreement with the other members of the investor group providing for certain corporate governance arrangements with respect to FGIC Corporation. The stockholders agreement provides that FGIC Corporation will be governed by a 14 member board following closing. The 14 members will consist of 5 directors selected by us, the Chairman of the Board, who will be selected by the Blackstone funds and Cypress funds subject to our reasonable approval, and the Chief Executive Officer, with the remaining members to be selected by our co-investors. We will be entitled to designate one of our directors as the non-executive Vice-Chairman of FGIC Corporation. We intend to select the following individuals to be members of the board of directors of FGIC Corporation:

•	W. Roger Haughton, who is our Chief Executive Officer and the Chairman of our board of directors;

•	L. Stephen Smith, who is our President and Chief Operating Officer and a member of our board of directors;

•	Bradley M. Shuster, who is our President, International and Strategic Investments;

•	Wayne E. Hedien, who is a member of our board of directors; and

•	Steven L. Scheid, who is a member of our board of directors.

In addition, we intend to select Mr. Haughton to be the non-executive Vice-Chairman.

Pursuant to the stockholders agreement, a number of important corporate matters with respect to FGIC Corporation may not be acted on without the approval of specified members of the board of directors and, in some cases, without the approval of specified members of the investor group. Among other things:

•	FGIC’s annual business plan must be approved by the director designees of each of us, the Blackstone funds and the Cypress funds. This approval requirement will terminate upon FGIC Corporation’s effecting a public offering of its common stock in which the aggregate public offering price is at least $100 million, or a qualified public offering.

•	We will have the sole authority to select FGIC Corporation’s independent auditor. This approval right will terminate upon a qualified public offering.

•	The chief executive officer may only be removed with the approval of the director designees of each of PMI, the Blackstone funds and the Cypress funds, subject to specified exceptions. This approval right will terminate upon a qualified public offering.

•	Prior to the third anniversary of closing, a public offering of FGIC Corporation equity securities requires the approval of all directors, other than any director appointed by CIVC. After the fifth anniversary of closing, a public offering of FGIC Corporation equity securities may be effected on the approval of the director designees of any two of PMI, the Blackstone funds and the Cypress funds.

•	Prior to the earlier of the fifth anniversary of closing and a qualified public offering, a sale of FGIC Corporation pursuant to a merger, consolidation or sale of all or substantially all assets, or the issuance of equity securities representing in excess of 50% of FGIC Corporation’s then outstanding equity securities, requires the approval of the director designees of each of PMI, the Blackstone funds and the Cypress funds. After the fifth anniversary of closing, such a company sale may be effected with the approval of the director designees of any two of PMI, the Blackstone funds and the Cypress funds.

We and the other parties to the stockholders agreement have agreed not to sell any of our shares of FGIC Corporation common stock until all preferred securities issued to GECC, or the securities into which they have been converted, in connection with the acquisition have been redeemed in full or otherwise cease to be outstanding. Even if all such securities have been redeemed or cease to be outstanding, we and the other parties to the stockholders agreement have agreed not to sell any of our shares until the earlier of the fifth anniversary of closing and a qualified public offering.

Under the stockholders agreement, once the transfer restrictions described above have lapsed, no member of the investor group may sell shares of common stock of FGIC Corporation without first offering to sell those shares to FGIC Corporation and the other stockholders at the price that the selling stockholder would be willing to sell such shares to a third party. Under this right of first offer, FGIC Corporation and the other stockholders will have a specified period of time to purchase the selling stockholder’s shares at the indicated price. Except as described below, this right of first offer will terminate upon a qualified public offering.

In addition, after the fifth anniversary of the closing but prior to a qualified public offering, and assuming that the preferred securities issued to GECC, or the securities into which they have been converted, have been redeemed in full or otherwise cease to be outstanding, we, or the Blackstone funds and the Cypress funds collectively, will be entitled to cause the other to sell all its shares to a third party. We, or the Blackstone funds and the Cypress funds collectively, must control at least 40% of the then outstanding FGIC Corporation common stock (other than any shares issued in private offerings following the closing) to exercise this right. In addition, the consideration in the sale must be (1) cash or (2) securities of a public company listed on a national securities exchange, major non-U.S. exchange or the Nasdaq Stock Market which may be resold without registration under the Securities Act of 1933, which are not subject to transfer restrictions and which would not, based on available information, constitute more than 10% of the total number of that class of securities then outstanding after giving effect to the sale. Finally, this right can only be exercised in connection with a sale in a bona fide arm’s length transaction to a third party unaffiliated with the investor or investors initiating the sale. This right will continue even after a qualified public offering so long as we, or the Blackstone funds and the Cypress funds collectively, continue to hold equity securities of FGIC Corporation representing at least 85% of their respective original equity securities and at least 25% of the outstanding shares of common stock (other than any shares issued in private offerings following the closing). In addition, after a qualified public offering, we may exercise this right to force a sale only if the price per share of common stock in the sale meets specified criteria. No stockholder can exercise this right to force a sale without first offering that stockholder’s shares to FGIC Corporation and the other stockholders under the right of first offer described above.

Under the stockholders agreement, we may not purchase any shares offered to us pursuant to the right of first offer described above (unless offered by a Blackstone fund or a Cypress fund) to the extent that the purchase would cause us to own more than 49% of the outstanding FGIC Corporation common stock. In addition, following a qualified public offering, we generally may not purchase any additional shares of FGIC Corporation common stock until the earlier of (1) the fifth anniversary of the qualified public offering and (2) the date that the Blackstone funds and the Cypress funds hold equity securities of FGIC Corporation representing less than 33% of the shares of common stock held by them at closing. The standstill limitation described in the preceding sentence will terminate automatically if any person other than us notifies FGIC Corporation or its board, or publicly announces, that it has acquired or offers to acquire and has the ability to acquire direct or indirect ownership of FGIC Corporation equity securities that represent, together with any other FGIC Corporation equity securities already owned by such person, at least a majority of the then outstanding FGIC Corporation equity securities other than any GECC preferred shares. Finally, so long as the Blackstone funds or the Cypress funds own any FGIC Corporation equity securities, we may not purchase or sell any FGIC Corporation common stock if the purchase or sale would reasonably be expected to result in a downgrade of the then current financial strength ratings of FGIC Corporation or FGIC.

The stockholders agreement also contains other customary provisions for an agreement of this nature, including demand and piggyback registration rights and preemptive rights in the event of any additional issuances by FGIC Corporation of equity securities.

In accordance with the normal practice of the New York Insurance Department in connection with change in control applications, FGIC Corporation will, if the acquisition is completed, be subject to specified commitments to the department. Among others, including the dividend restrictions discussed in “FGIC Business” above, FGIC Corporation will be required to remove any present and/or future principal officer or director of FGIC Corporation, PMI, Blackstone Management Associates IV L.L.C., Cypress Associates II L.L.C. or FGIC in the event that the department determines that the principal officer or director has demonstrated untrustworthiness or, in the opinion of the department, does not appear to be of significant background, character and integrity to meet the standards of the department and the public interest.

OUR MANAGEMENT

Executive Officers and Directors

The following table shows information about our executive officers and directors as of September 15, 2003:

Name	Age	Position
W. Roger Haughton	56	Chairman of the Board and Chief Executive Officer
L. Stephen Smith	53	President, Chief Operating Officer, Director
Bradley M. Shuster	48	President, International and Strategic Investments
Victor J. Bacigalupi	59	Senior Executive Vice President, General Counsel and Secretary
Donald P. Lofe, Jr.	46	Executive Vice President, Chief Financial Officer
John H. Fulford	53	Executive Vice President and Managing Director, Lender Services of PMI Capital Corporation
Daniel L. Roberts	53	Executive Vice President, Chief Information Officer
David H. Katkov	47	Executive Vice President, National Accounts and Product Development
Reinhard B. Koester	37	Group Senior Vice President, Chief Corporate Risk Officer
Mariann Byerwalter (1),(2)	42	Director
Dr. James C. Castle (2)	66	Director
Carmine Guerro (2)	62	Director
Wayne E. Hedien (1),(3)	69	Director
Louis G. Lower II (3)	58	Director
Raymond L. Ocampo Jr. (3)	50	Director
John D. Roach (2)	59	Director
Dr. Kenneth T. Rosen (3)	54	Director
Steven L. Scheid (3)	50	Director
Richard L. Thomas (1),(2)	72	Director
Mary Lee Widener (2)	64	Director
Ronald H. Zech (1),(3)	59	Director

(1)	Member of Governance and Nominating Committee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee

W. ROGER HAUGHTON, 56, is Chairman of the Board and Chief Executive Officer of The PMI Group and its subsidiary PMI. He brings more than 33 years of experience to his positions. Mr. Haughton joined us in 1985 from Allstate Insurance Company, where he held various underwriting positions since 1969. He was appointed President and Chief Executive Officer of PMI in January 1993. He became President, Chief Executive Officer and a director of The PMI Group when The PMI Group went public in April 1995, and was elected Chairman of the Board in May 1998. A graduate of the University of California at Santa Barbara, Mr. Haughton holds a B.A. in economics. He is a member of the executive committee and past President and current Vice President of Mortgage Insurance Companies of America, the industry trade association. Mr. Haughton has a long history of active volunteerism with various affordable housing organizations, including Habitat for Humanity, and is on the board and is a former Chairman of Social Compact, a Washington, D.C. organization dedicated to promoting revitalization of America’s inner cities. He is also on the executive committee and board of San Francisco’s Bay Area Council and was recently elected to the board of the National Council of La Raza, a non- profit organization dedicated to reducing poverty and discrimination, and improving life opportunities, for Hispanic Americans. Mr. Haughton is a trustee for the University of California at Santa Barbara, and he also serves on the policy advisory boards for both the Fisher Center for Real Estate & Urban Economics at the University of California at Berkeley and the School of Real Estate at the University of San Diego.

L. STEPHEN SMITH, 53, has been President and Chief Operating Officer of The PMI Group and PMI since September 1998. Prior thereto he was Executive Vice President of Marketing and Field Operations of PMI since May 1994 and was elected to the same positions with The PMI Group in January 1995. Prior thereto, he held various executive positions since 1991. Mr. Smith joined us in 1979. Mr. Smith is a member of our Board of Directors.

BRADLEY M. SHUSTER, 48, has been President, International and Strategic Investments of The PMI Group and President and Chief Executive Officer of PMI Capital Corporation since January 1, 2003. Prior thereto, he was Executive Vice President Corporate Development of The PMI Group and PMI since February 1999. Prior thereto he was Senior Vice President, Treasurer and Chief Investment Officer of PMI since August 1995, and was elected to the same position with The PMI Group, in September 1995. Prior to joining PMI, he was an audit partner with the accounting firm of Deloitte & Touche LLP from May 1988 to July 1995.

VICTOR J. BACIGALUPI, 59, has been Senior Executive Vice President, General Counsel and Secretary of The PMI Group and PMI since February 2003. Prior thereto he was Executive Vice President, General Counsel and Secretary of The PMI Group and PMI since August 1999, and Senior Vice President, General Counsel and Secretary of The PMI Group and PMI since November 1996. Prior to joining The PMI Group, he was a partner in the law firm of Bronson, Bronson & McKinnon LLP, San Francisco, California since February 1992.

DONALD P. LOFE, Jr., 46, has been Executive Vice President of The PMI Group and PMI since January 2003 and has been Chief Financial Officer of The PMI Group and PMI since April 1, 2003. Prior to joining The PMI Group, Mr. Lofe was Senior Vice President, Corporate Finance for the CNA Financial Corporation from October 1998 until January 2003. From October 1991 until November 1998, Mr. Lofe was an audit partner with the accounting firm of PricewaterhouseCoopers LLP. Mr. Lofe is a certified public accountant.

JOHN H. FULFORD, 53, has been Executive Vice President and Managing Director, Lender Services of PMI Capital Corporation since February 2003. From August 2001 to January 2003, he was Executive Vice President, National Sales of The PMI Group and PMI. Prior thereto Mr. Fulford was Senior Vice President, National Sales of The PMI Group and PMI since August 1997. Prior to joining The PMI Group, he served as Senior Vice President, Marketing at Fannie Mae from February 1996 to March 1997. Prior thereto, Mr. Fulford was a Vice President at Fannie Mae since 1983.

DANIEL L. ROBERTS, 53, has been Executive Vice President, Chief Information Officer of The PMI Group and PMI since March 1, 2000. Prior thereto he was Senior Vice President, Chief Information Officer of The PMI Group and PMI since December 1997. Prior to joining The PMI Group, he was Vice President and Chief Information Officer of St. Joseph Health System, a position he held since he joined that company in October 1994. Prior thereto, he was Vice President, Information Services and Chief Information Officer for a division of Catholic Healthcare West, positions he held since joining the company in December 1990. Mr. Roberts was a consulting partner with the accounting firm of Deloitte & Touche from July 1985 to December 1990. Since August 2001, Mr. Roberts has served on the Board of Directors of Versant Corporation and he serves on the Audit and Nominating Committees of that Board.

DAVID H. KATKOV, 47, has been Executive Vice President, National Accounts and Product Development of The PMI Group and PMI since February 2003. Prior thereto he was Executive Vice President Product Development, Pricing, and Portfolio Management since August 2001. Mr. Katkov commenced his employment with PMI in 1992 and has held executive positions in marketing and related functions. Prior to joining PMI, Mr. Katkov was a Vice President of US Bank Corporation, Minneapolis, Minnesota.

REINHARD B. KOESTER, 37, has been Executive Vice President, Chief Risk Officer of The PMI Group since October 1, 2003. Prior thereto he was Group Senior Vice President, Chief Corporate Risk Officer of The PMI Group and had held that position since joining The PMI Group on February 17, 2003. Prior to joining The PMI Group, Mr. Koester was a Vice President at Goldman, Sachs & Co. since 1998.

MARIANN BYERWALTER, 42, has been one of our directors since May 2001. Ms. Byerwalter is currently Chairman of JDN Corporate Advisory LLC, a privately-held advisory services firm. Ms. Byerwalter served as Chief Financial Officer and Vice President for Business Affairs of Stanford University from February 1996 through February 2001. Prior to joining Stanford University, she was a partner and co-founder of America First Financial Corporation from 1987 through January 1996. Ms. Byerwalter was also the Chief Operating Officer, Chief Financial Officer and a director of America First Eureka Holdings, the holding company for EurekaBank, a publicly-traded institution. She was the Chief Financial Officer of EurekaBank from 1993 to 1996 and was a member of its board of directors from 1988 until the company was sold in 1998. Ms. Byerwalter currently serves on the boards of SchwabFunds, SRI International, Redwood Trust, Inc. and America First Companies. She serves as a director and as Chair of the audit committees of the Stanford Hospital & Clinics and the Lucile Packard Children’s Hospital. She also serves on the Board of Trustees of Stanford University. She is Chair of our Audit Committee and a member of our Governance and Nominating Committee.

DR. JAMES C. CASTLE, 66, has been one of our directors since May 1997. Dr. Castle is currently President and Chief Executive Officer of Castle Information Technologies, LLC, a provider of information technology and board of director consulting services. Dr. Castle was Chairman and Chief Executive Officer of DST Systems of California, Inc. (formerly known as USCS International, Inc.) from 1992 until he retired in April 2002. Dr. Castle served as Chief Executive Officer and director of Teradata Corporation from August 1991 through April 1992. Dr. Castle also serves on the boards of ADC Telecommunications, Inc. and Southwest Water Co. He is a member of our Audit Committee.

CARMINE GUERRO, 62, has been one of our directors since August 2002. Mr. Guerro has been Chairman of Grosvenor Americas Limited, a private property development and investment company, since March 2002. Prior thereto, he was a partner at PricewaterhouseCoopers for 26 years, holding a variety of positions including Vice Chairman of Client Service and Cluster Managing Partner of the Western Region. He was also a member of the Executive Committee of the firm. Mr. Guerro’s past civic board affiliations have included President of the International Diplomacy Council of the Bay Area and Chairman of the University of California at Berkeley Business School Professional Accounting Program, and member of the Board of Directors for the Bay Area Council. He is Vice-Chair of our Audit Committee.

WAYNE E. HEDIEN, 69, has been one of our directors since January 1995 and was a director of PMI from February 1983 through May 1990 and from April 1992 through January 1995. Mr. Hedien was the Chairman of the Board of Allstate Insurance Company from July 1989 through December 1994 and was elected to the same position with The Allstate Corporation in March 1993 in preparation for The Allstate Corporation’s initial public offering. He held a variety of senior executive positions with Allstate Insurance Company and its affiliates prior to his retirement in December 1994. He is also on the board of directors of the Morgan Stanley Funds. He is a member of our Governance and Nominating Committee and our Compensation Committee.

LOUIS G. LOWER II, 58, has been one of our directors since May 2001. Mr. Lower has been President and Chief Executive Officer and a director of Horace Mann Educators Corporation, a multiline insurance corporation focusing on the retirement planning and personal insurance needs of the educational community, since February 2000. Before joining Horace Mann, Mr. Lower served as Chairman and Chief Executive Officer of Allstate Life Insurance Company and was a director of Allstate Insurance Company, Allstate Life Insurance Company and Allstate Federal Savings Bank. Prior to being elected Chairman of Allstate Life Insurance Company in 1999, Mr. Lower served as that company’s President and Chief Executive Officer since 1990 and as Senior Vice President, Treasurer and Chief Investment Officer of both Allstate Life Insurance Company and Allstate Insurance Company from 1986 to 1989. Mr. Lower joined Allstate Insurance Company in 1976 and held a number of positions prior to becoming Executive Vice President in 1989. Mr. Lower serves on the boards of directors of Horace Mann and the National Education Association Foundation for the Improvement of Education. He is a director and past Chairman of Life Office Management Association and has served on the Boards of the American Council of Life Insurers, Life Insurance Marketing and Research Association, Inc., Life Underwriter Training Council, National Association of Variable Annuities and the American College. He is a member of our Compensation Committee.

RAYMOND L. OCAMPO JR., 50, has been one of our directors since May 1999. He has been a member of the board of directors of the Berkeley Center for Law & Technology since January 2000 and served as Executive Director from August 1997 through December 1999. Mr. Ocampo was Senior Vice President, General Counsel and Secretary at Oracle Corporation from September 1990 until his retirement in November 1996. Mr. Ocampo joined Oracle in July 1986 and held various senior and executive positions with Oracle until retirement. Mr. Ocampo is a member of the board of directors of Pinpoint Solutions Corporation and Cytogenix, Inc., and previously served on the boards of directors of Vantive Corporation, Spruce Technologies, Inc., Syncronex, Inc., Blackboard Entertainment Inc., HolaMujer Corporation and Teamscape Corporation. He is Vice-Chair of our Compensation Committee.

JOHN D. ROACH, 59, has been one of our directors since May 1997. Mr. Roach is the Chairman and Chief Executive Officer of Stonegate International, a private investment and advisory services firm, and Chairman of Unidare U.S., the North American subsidiary of Unidare plc, a public Irish company and a leading wholesaler of maintenance, repair and operation (MRO) supplies and products to the welding, safety and industrial markets. He was previously the Chairman, President and Chief Executive Officer of Builders FirstSource. Prior to joining Builders FirstSource, he was the Chairman, President and Chief Executive Officer of Fibreboard Corporation. From 1987 to 1991, Mr. Roach held senior positions with Manville Corporation, serving last as Executive Vice President and President of Building Products Operations. Prior to joining Manville, Mr. Roach was a strategy consultant and senior officer of Braxton Associates; Booz Allen Hamilton; and The Boston Consulting Group. Mr. Roach currently serves on the boards of Kaiser Aluminum Corporation, URS Corporation and Material Sciences. Mr. Roach has previously served on the boards of directors for Fibreboard, Magma Power, Thompson PBE, the American Stock Exchange, NCI Building Systems and Washington Group International. He is a member of our Audit Committee.

DR. KENNETH T. ROSEN, 54, has been one of our directors since January 1995 and was a director of PMI from October 1993 through January 1995. Dr. Rosen has been a Professor of Business Administration at the Haas School of Business since July 1978, and Chairman of the Fisher Center for Real Estate & Urban Economics since 1979, each at the University of California at Berkeley. He is also Chairman of the Rosen Consulting Group, a real estate and mortgage market consulting firm. Dr. Rosen serves as the Chairman of Lend Lease Rosen Real Estate Securities. Dr. Rosen is also on the boards of directors of Golden West Financial Corporation and Avatar Holdings, Inc. He is a member of our Compensation Committee.

STEVEN L. SCHEID, 50, has been one of our directors since August 2002. Prior to his retirement in 2002, Mr. Scheid served as Vice Chairman of The Charles Schwab Corporation and President of Schwab’s retail group since 2000. Prior thereto, Mr. Scheid headed Schwab’s financial products and services group and was the firm’s Chief Financial Officer from 1996 through 1999. Prior to joining Schwab, he was with First Interstate BanCorp and its affiliates, where his responsibilities included serving as First Interstate’s Executive Vice President of Finance and Principal Financial Officer, as well as managing an affiliate’s retail investment sales and human resources division. Mr. Scheid also serves on the board of directors of Autodesk, Inc. and Janus Capital Group, Inc. In 2001, Mr. Scheid was appointed to the Federal Advisory Council, which provides oversight to the Federal Reserve Board, Washington, D.C. The appointment was made by the 12th District Federal Reserve Bank. Mr. Scheid is a member of our Compensation Committee.

RICHARD L. THOMAS, 72, has been one of our directors since July 1996. Mr. Thomas is the retired Chairman of First Chicago NBD Corporation and its principal subsidiary, The First National Bank of Chicago. From January 1, 1992 until December 1, 1995, he was Chairman and Chief Executive Officer of First Chicago

Corporation, after which he served as Chairman of First Chicago NBD Corporation until May 1996. Mr. Thomas is also on the boards of directors of IMC Global, Inc., Sabre Holdings Corporation, Sara Lee Corporation and Exelon Corporation. He is Chair of our Governance and Nominating Committee and a member of our Audit Committee.

MARY LEE WIDENER, 64, has been one of our directors since January 1995 and was a director of PMI from October 1993 through January 1995. Ms. Widener has been Chief Executive Officer of Neighborhood Housing Services of America, Inc. since May 1974. Ms. Widener has been the Chairman of the board of directors of the Federal Home Loan Bank of San Francisco since 1994, serves as Chairman of the board of directors of Social Compact and is a member of the board of directors of the S.H. Cowell Foundation. She is a member of our Audit Committee.

RONALD H. ZECH, 59, has been one of our directors since May 1998. He is currently Chairman, Chief Executive Officer and President of GATX Corporation, a leading provider of specialized finance and leasing solutions to businesses and partners worldwide. GATX Corporation focuses on primarily rail, aircraft, technology and marine assets. Mr. Zech was elected Chairman of GATX Corporation in April 1996, Chief Executive Officer in January 1996, and President in July 1994. Mr. Zech previously served as President and Chief Executive Officer of GATX Capital Corporation from 1984 to 1994. Mr. Zech is also on the board of directors of McGrath RentCorp. He is Chair of our Compensation Committee and a member of our Governance and Nominating Committee.

C ERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section describes the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder. This section is the opinion of Sullivan & Cromwell LLP, counsel to The PMI Group. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation,

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from our common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are not a United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of our common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•	we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of our common stock and you are not eligible for any treaty exemption.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

Common stock of the Company held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of our common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC is acting as the sole book-running manager along with Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc. and Keefe, Bruyette & Woods, Inc. as representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase from us, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Banc of America Securities LLC	3,000,000
Citigroup Global Markets Inc.	500,000
J.P. Morgan Securities Inc.	500,000
Lehman Brothers Inc.	500,000
Keefe, Bruyette & Woods, Inc.	500,000

Total	5,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters will initially offer the shares to the public at the price specified on the cover page of this prospectus supplement. The underwriters may also allow a concession of not more than $1.146 per share to selected dealers. The underwriters may also allow, and those dealers may reallow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option.  We have granted the underwriters an over-allotment option to buy up to 750,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discounts and Commissions.  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of this offering to be paid by us, not including underwriting discounts and commissions, will be approximately $750,000.

	Paid by Us
	No Exercise	Full Exercise
Per Share	$1.91	$1.91
Total	$9,550,000	$10,982,500

Listing.  Our common stock is listed on the New York Stock Exchange under the symbol “PMI”.

Stabilization.  In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of the shares, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of the shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives may also impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the commissions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Lock-up Agreements.  We, our directors and executive officers have entered into lock-up agreements with the underwriters. Under these agreements, we, these directors and these executive officers may not, without the prior written approval of Banc of America Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock or publicly announce the intention to do any of the foregoing, other than

•	the shares of common stock in this offering,

•	the Units to be issued to the underwriters in our concurrent Units offering,

•	issuances of common stock pursuant to the conversion or exchange of convertible securities outstanding on the date of this prospectus supplement,

•	issuances of common stock pursuant to the exercise of warrants, rights or options outstanding on the date of this prospectus supplement,

•	grants by us of employee stock options and issuances by us of common stock pursuant to employee benefit plans outstanding on the date of this prospectus supplement,

•	issuances by us of common stock or other securities in connection with any acquisition made by us, so long as any such acquisition does not close prior to the expiration of the 90-day period referenced below, or

•	sales by these directors and these executive officers of an aggregate of up to 300,000 shares of common stock after 10 days following the date of the closing of this offering.

These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without notice, the representatives may, in their sole discretion, release all or some of the securities from this lock-up agreement.

Indemnification.  We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Online Offering.  A prospectus supplement with the accompanying prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus supplement with the accompanying prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus supplement or the accompanying prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

We undertake that, upon receipt by us of a request by an investor or his or her representative within the period starting from the date of this prospectus supplement and ending on the closing date of this offering or such further date as may be required by applicable law, we will transmit or cause to be transmitted promptly, without charge, a paper copy of this prospectus supplement and the accompanying prospectus to such investor or representative. Such request may be sent to us at 3003 Oak Road, Walnut Creek, California 94597, telephone: (925) 658-7878.

Conflicts/Affiliates.  The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. Substantially all of the underwriters are underwriters in our concurrent offering of Units. Banc of America Securities LLC, one of the underwriters in this offering, is the sole financial advisor to the investor group that has entered into a definitive agreement to acquire FGIC Corporation. CIVC Partners L.P., one of the members of the investor group, is an affiliate of Banc of America Securities LLC. Additionally, an affiliate of Banc of America Securities LLC has agreed to provide the investor group with a $250 million bridge financing facility under specified circumstances in connection with the proposed acquisition of FGIC Corporation by the investor group. We have a credit facility with an affiliate of Banc of America Securities LLC in the amount of $25.0 million and there are currently no outstanding borrowings under that facility. We are currently in the process of negotiating the terms of a new credit facility in the range of $100 million to $150 million with an affiliate of Banc of America Securities LLC. Affiliates of certain other underwriters may also participate in this facility.

From time to time, PMI insures certain mortgage loans underwritten by such underwriters and their affiliates in the ordinary course of its business. The underwriters and their affiliates may from time to time engage in future transactions with us and our affiliates and provide services to us and our affiliates in the ordinary course of their business.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, Palo Alto, California. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

The consolidated financial statements (including schedules incorporated herein by reference) of The PMI Group, Inc. at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, appearing in this prospectus supplement and incorporated by reference in the accompanying prospectus and the registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing herein and incorporated by reference in the accompanying prospectus and the registration statement, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of FGIC Corporation and subsidiary as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, independent accountants, also included herein, and upon the authority of said firm as experts in accounting and auditing.

NON-CONFIDENTIALITY OF CERTAIN U.S. FEDERAL TAX INFORMATION

Notwithstanding anything in this prospectus supplement to the contrary, The PMI Group and each prospective investor (and any employee, representative, or other agent of The PMI Group or any prospective investor) may disclose to any and all persons, without limitation of any kind, the U.S. federal tax treatment and U.S. federal tax structure of the transactions contemplated by this prospectus supplement and all materials of any kind (including opinions or other tax analysis) that are provided to it relating to such U.S. federal tax treatment and U.S. federal tax structure; provided, however, that such disclosure may not be made to the extent information is required to be kept confidential in order to comply with any applicable federal or state securities laws.

THE PMI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended June 30,
	2003	2002
	(Dollars in thousands, except per share data)
REVENUES
Premiums earned	$475,429	$437,131
Interest and dividend income	68,679	64,748
Equity in earnings of unconsolidated subsidiaries	14,502	19,776
Net realized investment gains (losses)	3,403	(2,039)
Other	31,476	19,993

Total revenues	593,489	539,609

LOSSES AND EXPENSES
Losses and loss adjustment expenses	114,113	79,010
Amortization of deferred policy acquisition costs	44,074	41,820
Other underwriting and operating expenses	203,328	162,538
Lease abandonment and relocation costs	—	12,183
Interest expense	7,843	7,780
Distributions on mandatorily redeemable preferred securities	1,661	2,015

Total losses and expenses	371,019	305,346

Income before income taxes and cumulative effect of a change in accounting principle	222,470	234,263
Income taxes	63,405	68,890

Income before cumulative effect of a change in accounting principle	159,065	165,373
Cumulative effect of a change in accounting principle	—	7,172

Net income	$159,065	$172,545

PER SHARE DATA
Basic:
Income before cumulative effect of a change in accounting principle	$1.79	$1.84
Cumulative effect of a change in accounting principle	—	0.08

Basic net income	$1.79	$1.92

Diluted:
Income before cumulative effect of a change in accounting principle	$1.77	$1.80
Cumulative effect of a change in accounting principle	—	0.08

Diluted net income	$1.77	$1.88

See accompanying notes to consolidated financial statements

THE PMI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2003	December 31, 2002
	(Unaudited)
	(Dollars in thousands, except per share data)
ASSETS
Investments - available for sale at fair value:
Fixed income securities	$2,349,804	$2,317,645
Equity securities:
Common	94,946	79,575
Preferred	93,312	86,073
Short-term investments	98,393	36,426

Total investments	2,636,455	2,519,719
Cash and cash equivalents	315,932	217,763
Investments in unconsolidated subsidiaries	331,695	289,795
Accrued investment income	36,345	35,921
Deferred policy acquisition costs	91,573	85,210
Premiums receivable	60,405	58,660
Reinsurance receivable and prepaid premiums	48,171	60,078
Reinsurance recoverable	3,138	3,846
Property and equipment, net of accumulated depreciation	183,594	177,418
Accounts receivable affiliates	28,158	3,860
Other assets	92,894	64,779

Total assets	$3,828,360	$3,517,049

LIABILITIES
Reserve for losses and loss adjustment expenses	$364,692	$350,841
Unearned premiums	267,606	232,877
Long-term debt	422,950	422,950
Reinsurance payable	34,082	40,506
Deferred income taxes	99,287	83,034
Other liabilities and accrued expenses	161,566	144,508

Total liabilities	1,350,183	1,274,716

Commitments and contingencies (Note 9)
Company-obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely junior subordinated deferrable interest debenture of the Company	48,500	48,500
SHAREHOLDERS’ EQUITY
Preferred stock – $.01 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock – $.01 par value; 250,000,000 shares authorized; 105,587,554 issued	1,056	1,056
Additional paid-in capital	267,234	267,234
Treasury stock, at cost (16,765,647 and 15,644,148 shares)	(357,098)	(342,093)
Retained earnings	2,304,125	2,149,877
Accumulated other comprehensive income, net of deferred taxes	214,360	117,759

Total shareholders’ equity	2,429,677	2,193,833

Total liabilities, mandatorily redeemable preferred securities and shareholders’ equity	$3,828,360	$3,517,049

See accompanying notes to consolidated financial statements.

THE PMI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS  (Unaudited)

	Six Months Ended June 30,
	2003	2002
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$159,065	$172,545
Cumulative effect of a change in accounting principle	—	(7,172)

Income before cumulative effect of a change in accounting principle	159,065	165,373
Adjustments to reconcile net income before cumulative effect of a change in accounting principle to net cash provided by operating activities:
Net realized investment (gains) losses	(3,403)	2,039
Equity in earnings of unconsolidated subsidiaries	(14,502)	(19,776)
Depreciation and amortization	12,940	9,328
Deferred income taxes	359	(8,123)
Changes in:
Accrued investment income	(424)	2,841
Deferred policy acquisition costs	(6,363)	(5,146)
Premiums receivable	(1,745)	(14,116)
Reinsurance receivable, net of payable	5,483	1,694
Reinsurance recoverable	708	1,620
Reserves for losses and loss adjustment expenses	13,851	20,128
Unearned premiums	34,729	36,448
Income taxes payable	5,171	1,357
Other	(39,162)	39,496

Net cash provided by operating activities	166,707	233,163

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of fixed income securities	333,177	314,162
Proceeds from sales of equity securities	30,615	34,275
Proceeds from sales of investment in affiliate	4,429	—
Investment purchases:
Fixed income securities	(338,643)	(449,169)
Equity securities	(35,482)	(24,139)
Net increase in short-term investments	(61,352)	(13,978)
Investments in unconsolidated subsidiaries, net of distributions	(27,526)	2,394
Capital expenditures and capitalized software, net of dispositions	(17,864)	(104,396)

Net cash used in investing activities	(112,646)	(240,851)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issuance of treasury stock	4,714	20,489
Proceeds from repurchase transactions	249,030	—
Repayment of repurchase transactions	(249,030)	—
Repurchases of common stock	(19,719)	—
Dividends paid to shareholders	(4,430)	(4,056)

Net cash (used in) provided by financing activities	(19,435)	16,433

Effect of the change in currency translations on cash	63,543	26,985
Net increase in cash and cash equivalents	98,169	35,730
Cash and cash equivalents at beginning of period	217,763	129,796

Cash and cash equivalents at end of period	$315,932	$165,526

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the period for:
Interest paid and preferred securities distributions	$10,511	$10,587
Income taxes paid, net of refunds	$18,741	$17,335
Non-cash investing and financing activities:
Capital lease obligations incurred for equipment	$595	$486

See accompanying notes to consolidated financial statements

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.    BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of The PMI Group, Inc. (“The PMI Group”), a Delaware corporation; its direct and indirect wholly-owned subsidiaries, PMI Mortgage Insurance Co. (“PMI”), an Arizona corporation; American Pioneer Title Insurance Company (“APTIC”), a Florida corporation; PMI Mortgage Insurance Ltd and PMI Indemnity Limited (collectively, “PMI Australia”), Australian mortgage insurance companies; PMI Mortgage Insurance Company Limited (“PMI Europe”), an Irish insurance corporation; and other insurance, reinsurance and non-insurance subsidiaries. The PMI Group and its subsidiaries are collectively referred to as the “Company.”

The Company has equity interests in CMG Mortgage Insurance Company (“CMG”), which conducts residential mortgage insurance business; Fairbanks Capital Holding Corp. (“Fairbanks”), a servicer of single-family residential mortgages; Truman Capital Founders, LLC (“Truman”), the general partner and majority-owner of an investment vehicle that focuses on the residential whole loan purchase market; and RAM Holdings Ltd. and RAM Holdings II Ltd. (collectively, “RAM Re”), financial guaranty reinsurance companies based in Bermuda. The Company’s percentage ownership of equity securities of Fairbanks, CMG, RAM Re and Truman as of June 30, 2003 was 56.8%, 50.0%, 24.9% and 19.6%, respectively. Because the Company has significant but not controlling interests in these entities, they are accounted for on the equity method of accounting in the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). The results of Fairbanks and Truman are reported on a one-month lag basis, and RAM Re is reported on a quarter lag basis. All material intercompany transactions and balances have been eliminated in consolidation.

The Company’s unaudited consolidated financial statements have been prepared in accordance with GAAP for interim financial information and the requirements of Form 10-Q and Article 7 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included. Interim results for the six months ended June 30, 2003, respectively, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in The PMI Group, Inc.’s annual report on Form 10-K for the year ended December 31, 2002, as amended.

NOTE 2.    SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company reclassified all cash equivalents previously reflected as short-term investments to conform to the current year presentation. The amount reclassified was approximately $262 million as of June 30, 2003 and approximately $93 million as of June 30, 2002.

Investments – The Company has designated its entire portfolio of fixed income and equity securities as available-for-sale. These securities are recorded at fair value, based on quoted market prices, with unrealized gains and losses, net of deferred income taxes, accounted for as a component of accumulated other comprehensive income in shareholders’ equity. The Company evaluates its investments regularly to determine whether there are declines in value and whether such declines meet the definition of other-than-temporary impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The market value of a security below cost or amortized cost for consecutive quarters is a potential indicator of an other-than-temporary impairment. When the Company determines a security has suffered an other-than-temporary impairment, the impairment loss is recognized, to the extent of the decline, as a realized investment loss in the current period’s net income.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s short-term investments have maturities of greater than three and less than 12 months when purchased and are carried at fair value. Realized gains and losses on sales of investments are determined on a specific-identification basis. Investment income consists primarily of interest and dividends. Interest income and preferred stock dividends are recognized on an accrual basis and dividend income on common stock is recorded on the date of declaration.

Investments in Unconsolidated Subsidiaries – Investments in unconsolidated subsidiaries with ownership interests of 20-50% are accounted for on the equity method of accounting, and investments of less than 20% ownership interest are generally accounted for on the cost method of accounting if the Company does not have significant influence over the entity. The Company generally reports the equity earnings of its unconsolidated subsidiaries on either a one-month or one-quarter lag basis. The cost basis of the investments in unconsolidated subsidiaries includes the Company’s share of net unrealized gains and losses in the unconsolidated subsidiaries’ investment portfolio.

The Company evaluates periodically, or as events dictate, potential impairment of its investments in unconsolidated subsidiaries. Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, provides criteria for determining potential impairment. In the event a loss in value of an investment is determined to be an other-than-temporary decline an impairment charge would be recognized in the consolidated statement of operations. Evidence of a loss in value that could indicate impairment might include, but would not necessarily be limited to, the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment.

The Company’s ownership interest in Fairbanks was 56.8% as of June 30, 2003. The Company’s carrying value of Fairbanks, including cumulative equity earnings, was approximately $140 million at June 30, 2003, which included a goodwill component of approximately $35 million as of June 30, 2003. As a result of an agreement among the shareholders of Fairbanks limiting the Company’s ability to control the operations of Fairbanks, the Company reports its investment in Fairbanks using the equity method of accounting in accordance with Emerging Issues Task Force Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights.

In April and May of 2003, two of the three rating agencies downgraded Fairbanks’ residential subprime and residential special servicer rankings to below average (or its equivalent). Under the provisions of one of Fairbanks’ credit facilities, an event of default was deemed to occur if Fairbanks’ ratings fell below “above average.” However, prior to the actions of the rating agencies, Fairbanks obtained a waiver temporarily providing that such actions, in themselves, would not constitute events of default under the credit agreement. In June 2003, prior to expiration of the waiver, Fairbanks finalized the terms of a debt restructuring with creditors to extend committed financing for servicing advances, purchased servicing and working capital through September 30, 2004. As part of the debt restructuring, Fairbanks’ primary shareholders purchased $35 million of subordinated participation interests in Fairbanks’ debt collateralized by purchased mortgage servicing rights. The Company’s share of this debt participation was approximately $23 million and is included in the accounts receivable from affiliates as presented on the balance sheet.

The Company evaluated its investment in Fairbanks as of June 30, 2003 and determined that there was no other-than-temporary decline in the carrying value, and accordingly, the Company has not recognized an impairment charge with respect to the investment. The Company will continue to evaluate its investment balance for potential impairment.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Securities and Exchange Commission requires public companies to disclose condensed financial statement information in the footnotes for significant unconsolidated subsidiaries, individually or in the aggregate, if income before income taxes, extraordinary items and the cumulative effect of a change in accounting principle of the unconsolidated subsidiaries is in excess of 10% of such income of the Company, or if the Company’s proportionate share of unconsolidated subsidiaries’ total assets is in excess of 10% of total consolidated assets of the Company. As of June 30, 2003, the income test and asset test were exceeded for the unconsolidated subsidiaries in the aggregate. Accordingly, a footnote has been provided for the Company’s proportionate share of balance sheet and statement of operations line items. The condensed financial statements have been presented on a combined basis in the footnotes.

Special Purpose Entities – Certain insurance transactions entered into by PMI and PMI Europe require the use of special purpose entities (“SPEs”). These SPEs are wholly-owned subsidiaries of the Company, and accordingly, are consolidated in the Company’s consolidated financial statements. The Company is not affiliated with any SPEs that qualify for off-balance sheet treatment.

Property and Equipment – Property and equipment, including software, are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to 39 years. Leasehold improvements are recorded at cost and amortized over the lesser of the useful life of the assets or the remaining term of the related lease.

Under the provisions of Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs incurred during the application development stage related to software developed for internal use purposes and for which it has no substantive plan to market externally. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the asset at such time as the software is ready for its intended use, generally three to five years. As a result, the Company capitalized costs associated with software developed for internal use of $10.4 million and $12.1 million for the six months ended June 30, 2003 and 2002, respectively.

Accounts Receivable Affiliates – This category includes non-trade receivables from unconsolidated subsidiaries. The most significant portion of the balance is comprised of approximately $23 million of subordinated participation interests in Fairbanks debt which was part of the debt restructuring discussed in the Investment in Unconsolidated Subsidiaries footnote. The participation bears interest at LIBOR plus 2.5% and is payable monthly. The balance will begin to be repaid in June 2004, with the balance due and payable September 2004.

Policy Acquisition Costs –The Company defers certain costs in its mortgage insurance operations relating to the acquisition of new insurance and amortizes these costs against related premium revenue in order to match costs and revenues. These costs are primarily associated with the acquisition, underwriting and processing of new business, including contract underwriting and sales related activities. To the extent the Company is compensated by customers for contract underwriting, those underwriting costs are not deferred. Costs related to the issuance of mortgage insurance business are initially deferred and reported as deferred policy acquisition costs. SFAS No. 60, Accounting and Reporting by Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of deferred policy acquisition costs. Consistent with industry practice, amortization of these costs for each underwriting year book of business is charged against revenue in proportion to estimated gross profits. The estimates for each underwriting year are updated regularly to reflect actual experience and any changes to key assumptions such as persistency or loss development.

Losses and Loss Adjustment Expenses – The reserves for mortgage guaranty insurance losses and loss adjustment expenses are the estimated claim settlement costs on notices of default that have been received by the Company, as well as loan defaults that have been incurred but have not been reported by the lenders. SFAS No.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

60 specifically excludes mortgage guaranty insurance from its guidance relating to reserves for losses. Consistent with industry accounting practices, the Company does not establish loss reserves for future claims on insured loans that are not currently in default. The Company establishes loss reserves on a case-by-case basis when insured loans are identified as currently in default using estimated claim rates and average claim sizes for each reported year, net of salvage recoverable. The Company also reserves for defaults that have been incurred but have not been reported to the Company prior to the close of an accounting period, using estimated claim rates and claim sizes applied to the estimated number of defaults not reported.

Title policy claims reserves are established based on estimated amounts required to settle claims, including expenses for defending claims, for which notice has been received and an amount estimated to satisfy claims incurred but not reported.

Revenue Recognition – Primary and pool insurance policies are contracts that are generally non-cancelable by the insurer, are renewable at a fixed price, and provide payment of premiums on a monthly, annual or single basis. Upon renewal, the Company is not able to re-underwrite or re-price its policies. SFAS No. 60 specifically excludes mortgage guaranty insurance from its guidance relating to the earning of insurance premiums. Premiums written on a monthly basis are earned as coverage is provided. Monthly premiums accounted for approximately 71% of gross premiums written from the Company’s mortgage insurance operations in the first half of 2003 compared to 73% in the first half of 2002. Premiums written on an annual basis are amortized on a monthly pro rata basis over the year of coverage. Primary mortgage insurance premiums written on policies covering more than one year are referred to as single premiums. A portion of single premiums is recognized in earnings, and the remaining portion is deferred as unearned premiums and earned over the expected life of the policy, a range of seven to 15 years. Rates used to determine the earning of single premiums are estimates based on the expiration of risk. Accordingly, the unearned premiums represent the portion of premiums written that is applicable to the estimated unexpired risk of insured policies.

Title insurance premiums are recognized as revenue when an issued policy is received by APTIC. Fee income of the non-insurance subsidiaries is earned as the services are provided including contract underwriting. Contract underwriting revenue is recorded in other income.

Business Segments – The Company’s reportable operating segments are U.S. Mortgage Insurance Operations, International Mortgage Insurance Operations, Title Insurance Operations and Other. The Other segment includes the income and expenses of The PMI Group (including equity earnings of unconsolidated subsidiaries except CMG, which is included in U.S. Mortgage Insurance Operations), contract underwriting services and an inactive broker-dealer.

Stock-Based Compensation – The Company accounts for stock-based compensation to employees and directors using the intrinsic value method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Under APB Opinion No. 25, compensation cost for stock-based awards is measured as the excess, if any, of the market price of the underlying stock on the grant date over the employees’ exercise price for the stock options. As all options have been granted with an exercise price equal to the fair value at the grant date, no compensation expense has been recognized for the Company’s stock option program. SFAS No. 123, Accounting for Stock-Based Compensation, requires pro forma disclosure of net income and earnings per share using the fair value method, and provides that employers may continue to account for stock-based compensation under APB Opinion No. 25.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim consolidated financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Although the Company has not currently elected to expense the fair value of stock options granted, it continues to evaluate this alternative. The Company adopted the disclosure provisions of SFAS No. 148 effective in the fourth quarter of 2002.

The fair value of stock-based compensation to employees is calculated using the option pricing models that are developed to estimate the fair value of freely tradable and fully transferable options without vesting restrictions, which differ from the Company’s stock option program. These models also require considerable judgment, including assumptions regarding future stock price volatility and expected time to exercise, which greatly affect the calculated value.

The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002
Dividend yield	0.42	0.23
Expected volatility	38.66%	36.70%
Risk-free interest rate	4.03%	5.02%
Expected life (years)	4.0	4.0

SFAS No. 123 requires pro forma disclosure of net income and earnings per share using the fair value method. If the computed fair values of the awards had been amortized to expense over the vesting period of the awards, the Company’s consolidated net income, basic net income per share and diluted net income per share would have been reduced to the pro forma amounts indicated below:

	Six Months Ended June 30,
	2003	2002
	(Dollars in thousands, except per share amounts)
Net income:
As reported	$159,065	$172,545
Deduct: stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,415)	(5,759)

Pro forma	$153,650	$166,786

Basic earnings per share:
As reported	$1.79	$1.92
Pro forma	$1.73	$1.86
Diluted earnings per share:
As reported	$1.77	$1.88
Pro forma	$1.71	$1.82

Income Tax – The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The liability method measures the expected future tax consequences of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years.

Earnings Per Share – Basic earnings per share (“EPS”) excludes dilution and is based on net income available to common shareholders and the actual weighted-average of the common stock shares that are outstanding during the period. Diluted EPS is based on net income available to common shareholders and the weighted-average of diluted common stock shares outstanding during the period. The weighted-average of diluted common stock shares reflects the potential increase of common stock shares if outstanding securities were converted into common stock, or if contracts to issue common stock, including stock options issued by the Company that have a dilutive impact, were exercised. Net income available to common shareholders is the same for computing basic and diluted EPS. The convertible debt outstanding has not been included in the calculation of diluted shares outstanding as it is anti-dilutive for the periods presented.

The following is a reconciliation of the weighted-average of the common stock shares used to calculate basic EPS to the weighted-average of the common stock shares used to calculate diluted EPS for the six months ended June 30, 2003 and 2002.

	Six Months Ended June 30,
	2003	2002
	(Shares in thousands)
Weighted-average of common stock shares for basic EPS	88,922	89,768
Weighted-average of stock options and other dilutive components	913	2,076

Weighted-average of common stock shares for diluted EPS	89,835	91,844

Stock Split – In June 2002, the Company effected a two-for-one stock split in the form of a stock dividend. All common share and per share data have been adjusted to reflect the stock split.

Reclassifications – Certain items in the prior corresponding period’s consolidated financial statements have been reclassified to conform to the current period’s presentation.

NOTE 3.    NEW ACCOUNTING STANDARDS

In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The Company is currently evaluating the impact, if any, of the adoption of this pronouncement. Should Financial Interpretation Number (“FIN”) 46 not otherwise be deemed to apply, the Company would expect to reclassify its Company-obligated mandatorily redeemable securities to long-term debt in the third quarter of 2003.

In April 2003, FASB issued SFAS No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company believes that certain credit default swaps entered into by PMI Europe after June 30, 2003 will qualify as derivatives, and the changes between cost and fair value will be reflected in the current period statement of operations. The Company does not anticipate that the adoption of this pronouncement will significantly impact its consolidated financial condition and results of operations.

In January 2003, FASB issued FIN 46, Consolidation of Variable Interest Entities, which provides guidance on identifying and assessing interests in variable interest entities to determine if consolidation of that entity is required. FIN 46 requires consolidation of existing unconsolidated variable interest entities if the entities do not effectively disperse risk among the parties involved. The Company will be required to adopt this interpretation for existing entities in the third quarter of 2003. Management does not believe there will be a significant impact on the Company’s financial statements.

NOTE 4.    INVESTMENTS

Fair Values and Gross Unrealized Gains and Losses on Investments – The cost or amortized cost, estimated fair value, and gross unrealized gains and losses on investments are shown in the table below:

	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	(Losses)
	(Dollars in thousands)
June 30, 2003:
Fixed income securities	$2,182,093	$177,594	$(9,883)	$2,349,804
Equity securities:
Common stocks	79,496	16,897	(1,447)	94,946
Preferred stocks	88,475	5,432	(595)	93,312
Short-term investments	94,857	3,536	—	98,393

Total investments	$2,444,921	$203,459	$(11,925)	$2,636,455

December 31, 2002:
Fixed income securities	$2,170,151	$151,968	$(4,474)	$2,317,645
Equity securities
Common stocks	75,162	6,972	(2,559)	79,575
Preferred stocks	88,434	2,319	(4,680)	86,073
Short-term investments	33,006	3,427	(7)	36,426

Total investments	$2,366,753	$164,686	$(11,720)	$2,519,719

During the first six months of 2003, the Company determined that the decline in the market value of certain equity securities in its investment portfolio met the definition of other-than-temporary impairment and recognized a realized loss of $0.1 million in the first six months of 2003 compared to $4.4 million in the first six months of 2002. During the first half of 2003, approximately $295 million of fixed income and short-term securities were pledged as collateral for $249 million repurchase transactions. These repurchase transactions have been repaid and are no longer outstanding as of June 30, 2003.

NOTE 5.    RESTRICTED CASH

In March 2002, the Company entered into an agreement with a customer to provide mortgage insurance coverage for a three-year period on a pool of loans; the Company received funds to cover future claim payments on these

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

loans. The transaction does not transfer insurance risk. Accordingly, the contract is being accounted for under the guidelines of SOP No. 98-7, Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk. As of June 30, 2003 and December 31, 2002, respectively, $10.5 million and $11.7 million of deposits received under this agreement were included in cash and cash equivalents, and may only be utilized to pay claims related thereto.

NOTE 6.    DEFERRED POLICY ACQUISITION COSTS

The following table summarizes deferred policy acquisition cost activity for the first six months of 2003 and 2002.

	Six Months Ended June 30,
	2003	2002
	(Dollars in thousands)
Beginning balance	$85,210	$77,903
Policy acquisition costs incurred and deferred	50,437	46,966
Amortization of deferred policy acquisition costs	(44,074)	(41,820)

Ending balance	$91,573	$83,049

Deferred policy acquisition costs are affected by qualifying costs deferred in the period, and amortization of previously deferred costs in such period. In periods where there is growth in new business, the asset will generally increase because the amount of acquisition costs being deferred exceeds amortization expenses.

NOTE 7.    COMPREHENSIVE INCOME

The components of comprehensive income for the six months ended June 30, 2003 and 2002 are shown in the table below:

	Six Months Ended June 30,
	2003	2002
	(Dollars in thousands)
Net income	$159,065	$172,545
Other comprehensive income, net of tax:
Unrealized gains (losses) on investments:
Unrealized holding gains arising during period	35,270	9,447
Reclassification of realized (gains) losses included in net income, net of tax	(2,212)	1,325

Net unrealized holding gains	33,058	10,772
Currency translation adjustment	63,543	26,985

Other comprehensive income, net of tax	96,601	37,757

Comprehensive income	$255,666	$210,302

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8.     BUSINESS SEGMENTS

Transactions between segments are not significant. The following tables present information for reported segment income or loss and segment assets as of and for the periods indicated.

	Six Months Ended June 30, 2003
	U.S. Mortgage Insurance	International Mortgage Insurance	Title Insurance	Other	Consolidated Total
	(Dollars in thousands)
Revenues
Premiums earned	$301,581	$42,603	$131,245	$—	$475,429
Interest and dividend income	45,975	13,179	1,499	8,026	68,679
Equity in earnings of unconsolidated subsidiaries	6,710	—	—	7,792	14,502
Net realized investment gains	1,537	250	47	1,569	3,403
Other income	173	310	6,408	24,585	31,476

Total revenues	355,976	56,342	139,199	41,972	593,489

Losses and expenses
Losses and loss adjustment expenses	103,106	(135)	11,142	—	114,113
Amortization of deferred policy acquisition costs	39,011	5,063	—	—	44,074
Other underwriting and operating expenses	33,778	8,347	118,735	42,468	203,328
Interest expense and distributions on mandatorily redeemable preferred securities	74	—	—	9,430	9,504

Total losses and expenses	175,969	13,275	129,877	51,898	371,019

Income (loss) before income taxes	180,007	43,067	9,322	(9,926)	222,470
Income tax (benefit)	51,897	12,320	3,206	(4,018)	63,405

Net income (loss)	$128,110	$30,747	$6,116	$(5,908)	$159,065

Total assets	$2,277,304	$689,746	$103,685	$757,625	$3,828,360

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Six Months Ended June 30, 2002
	U.S. Mortgage Insurance	International Mortgage Insurance	Title Insurance	Other	Consolidated Total
	(Dollars in thousands)
Revenues
Premiums earned	$307,039	$27,097	$102,995	$—	$437,131
Interest and dividend income	43,454	10,160	1,135	9,999	64,748
Equity in earnings of unconsolidated subsidiaries	6,389	—	—	13,387	19,776
Net realized investment gains (losses)	219	(1,325)	—	(933)	(2,039)
Other income	447	2	4,320	15,224	19,993

Total revenues	357,548	35,934	108,450	37,677	539,609

Losses and expenses
Losses and loss adjustment expenses	70,573	3,321	5,116	—	79,010
Amortization of deferred policy acquisition costs	38,064	3,756	—	—	41,820
Other underwriting and operating expenses	32,645	3,262	94,626	32,005	162,538
Lease abandonment and other relocation costs	9,280	—	—	2,903	12,183
Interest expense and distributions on mandatorily redeemable preferred securities	71	6	—	9,718	9,795

Total losses and expenses	150,633	10,345	99,742	44,626	305,346

Income (loss) before income taxes	206,915	25,589	8,708	(6,949)	234,263
Income tax (benefit)	63,196	7,643	3,130	(5,079)	68,890

Income (loss) before cumulative effect of a change in accounting principle	143,719	17,946	5,578	(1,870)	165,373
Cumulative effect of a change in accounting principle	—	7,172	—	—	7,172

Net income (loss)	$143,719	$25,118	$5,578	$(1,870)	$172,545

Total assets	$2,237,768	$500,161	$72,138	$493,394	$3,303,461

NOTE 9.	COMMITMENTS AND CONTINGENCIES

In the fourth quarter of 2002 and the second quarter of 2003, the Company received notices of assessment from the California Franchise Tax Board (“FTB”) for 1997 through 2000 in amounts totaling $13.9 million, not including the federal tax benefits from the payment of such assessment or interest that might be included on amounts, if any, ultimately paid to the FTB. The assessments are the result of a memorandum issued by the FTB in April 2002. The memorandum, which is based partly on the California Court of Appeals decision in Ceridian v. Franchise Tax Board, provides for the disallowance of the deduction for dividends received by holding companies from their insurance company subsidiaries, in determining California taxable income of the holding company, for tax years ending on or after December 1, 1997. The Company has reserved $4.4 million related to this matter. While the Company is protesting the assessments, there can be no assurance as to the ultimate outcome of these protests.

The Federal Trade Commission (“FTC”) is currently conducting an investigation to determine whether Fairbanks’ loan servicing or other practices violate or have violated the Fair Debt Collection Practices Act, the Fair Credit Reporting Act, Section 5 of the Federal Trade Commissions Act or other laws enforced by the FTC. The U.S. Housing and Urban Development Department has initiated both a civil and, in conjunction with the Department of Justice, a criminal investigation of Fairbanks’ business practices. In addition, Fairbanks is subject to state regulatory actions and private litigation, including a number of putative class action suits, alleging

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

violations of federal and state laws governing the activities of servicers. As these exposures currently are not probable nor can a range of loss be estimated, no reserve has been established by the Company or by Fairbanks related to these matters. However, the Company’s investment in Fairbanks, and consequently its financial results, could be negatively impacted by the ultimate resolution of these matters.

Various other legal actions and regulatory reviews are currently pending that involve the Company and specific aspects of its conduct of business. In the opinion of management, the ultimate liability in one or more of these actions is not expected to have a material effect on the consolidated financial condition, results of operations or cash flows of the Company.

NOTE 10.	CONDENSED COMBINED FINANCIAL STATEMENTS OF SIGNIFICANT UNCONSOLIDATED SUBSIDIARIES

The following condensed financial statement information has been presented on a combined basis for all unconsolidated subsidiaries accounted for under the equity method of accounting as of June 30, 2003 and December 31, 2002 and for the six months ended June 30, 2003:

	June 30, 2003	December 31, 2002
	(Unaudited)
	(Dollars in thousands)
Condensed Combined Balance Sheet
Assets:
Cash and cash equivalents	$28,661	$33,093
Investments	192,952	185,009
Real estate investments	15,151	6,776
Receivables	152,079	146,874
Servicing assets	93,289	76,828
Real estate owned	7,745	10,209
Deferred policy acquisition costs	13,222	11,521
Premiums receivable	3,118	2,810
Other assets	30,872	31,021

Total assets	$537,089	$504,141

Liabilities:
Accounts payable and accrued liabilities	$10,300	$28,139
Reserves for losses and loss adjustment expenses	6,271	4,762
Unearned premiums	26,189	21,701
Notes payable	179,598	181,342
Other liabilities	45,035	15,903

Total liabilities	267,393	251,847
Shareholders’ equity	269,696	252,294

Total liabilities and shareholders’ equity	$537,089	$504,141

(Dollars in thousands)	Six Months Ended June 30, 2003
Condensed Combined Statement of Operations
Gross revenues	$95,541
Total expenses	74,395

Income before income taxes	21,146
Income taxes	6,644

Net income	$14,502

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2003, the Company invested an additional $24.4 million in RAM Re as part of a $92 million capital infusion. The Company’s ownership percentage as a result of this capital investment did not change.

NOTE 11.	SUBSEQUENT EVENTS

On August 4, 2003, the Company announced that it is the strategic investor in a group of investors (“Investor Group”) that will acquire Financial Guaranty Insurance Company (“FGIC”), together with its immediate holding company, FGIC Corporation, from General Electric Capital Corporation (“GECC”). Pursuant to the definitive agreements, the aggregate value to be received by GECC is currently estimated at approximately $2.16 billion, consisting of a cash purchase price, dividends to be paid by FGIC Corporation to GECC prior to closing, and retention by GECC of certain securities of FGIC Corporation. FGIC Corporation will declare dividends to GECC prior to the closing of the proposed acquisition in an aggregate amount currently estimated to be approximately $260 million. The actual aggregate amount of the dividend to be paid by FGIC Corporation depends on FGIC Corporation’s net income, adjusted to exclude certain items, from January 1, 2003 to closing. If FGIC Corporation is unable to declare a dividend in an amount equal to its adjusted net income for that period, the Investor Group will be required to bear specified portions of the shortfall.

The Company’s equity investment will be approximately $607 million and will represent an ownership interest of approximately 42%. In the event of a dividend shortfall as described above, the amount the Company is required to fund may be increased up to an additional $36.4 million in cash. The Company’s equity investment of $607 million is expected to be financed by the sale of approximately $100 million in common equity, $207 million of equity-related securities and $300 million of cash. The Company expects that any amounts relating to any dividend shortfall will be financed through the additional issuance of equity-related securities. The Company expects to account for this investment under the equity method of accounting in accordance with APB Opinion No. 18, and, accordingly, the investment will not be consolidated.

In connection with the announced acquisition of FGIC, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission on August 7, 2003, covering the offer and sale of up to $700 million of debt, equity or equity-related securities. The purpose of the Form S-3 filing is primarily to facilitate issuance of equity and equity-related securities in connection with the proposed acquisition.

Report of Independent Auditors

Shareholders and Board of Directors

The PMI Group, Inc.

We have audited the accompanying consolidated balance sheets of The PMI Group, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The PMI Group, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As further described in Note 3 to the consolidated financial statements, during the year ended December 31, 2002 the Company changed its method of accounting for goodwill and intangible assets.

/s/    Ernst & Young LLP

Los Angeles, California

January 20, 2003,

except for Note 23, as to which the date is March 26, 2003

THE PMI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2002	2001	2000
	(Dollars in thousands except per share data)
REVENUES
Premiums earned	$904,510	$754,771	$634,362
Interest and dividend income	123,062	131,834	107,556
Equity in earnings of unconsolidated subsidiaries	44,225	18,788	11,880
Net realized investment gains	1,329	11	432
Other	48,236	31,559	8,342

Total revenues	1,121,362	936,963	762,572

LOSSES AND EXPENSES
Losses and loss adjustment expenses	167,263	114,735	100,772
Amortization of deferred policy acquisition costs	83,393	81,782	77,337
Other underwriting and operating expenses	355,809	271,729	186,378
Lease abandonment and relocation costs	12,183	—	—
Litigation settlement charge	12,222	—	5,700
Interest expense	15,672	14,147	10,210
Distributions on mandatorily redeemable preferred securities	4,030	7,604	8,309

Total losses and expenses	650,572	489,997	388,706

Income before income taxes and extraordinary item and cumulative effect of a change in accounting principle	470,790	446,966	373,866
Income taxes	131,745	134,949	113,654

Income before extraordinary item and cumulative effect of a change in accounting principle	339,045	312,017	260,212
Extraordinary loss on early extinguishment of debt, net of income tax benefit of $2,588	—	(4,805)	—
Cumulative effect of a change in accounting principle	7,172	—	—

Net income	$346,217	$307,212	$260,212

PER SHARE DATA
Basic:
Income before extraordinary item and cumulative effect of a change in accounting principle	$3.77	$3.51	$2.94
Extraordinary loss on extinguishment of debt, net of tax	—	(0.05)	—
Cumulative effect of a change in accounting principle	0.08	—	—

Basic net income	$3.85	$3.46	$2.94

Diluted:
Income before extraordinary item and cumulative effect of a change in accounting principle	$3.71	$3.44	$2.89
Extraordinary loss on extinguishment of debt, net of tax	—	(0.05)	—
Cumulative effect of a change in accounting principle	0.08	—	—

Diluted net income	$3.79	$3.39	$2.89

See accompanying notes to consolidated financial statements.

THE PMI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2002	2001
	(Dollars in thousands except per share data)
ASSETS
Investments—available for sale at fair value:
Fixed income securities	$2,317,645	$2,078,875
Equity securities:
Common	79,575	69,264
Preferred	86,073	92,266
Short-term investments	36,426	29,408

Total investments	2,519,719	2,269,813

Cash and cash equivalents	217,763	129,796
Investments in unconsolidated subsidiaries	289,795	204,886
Accrued investment income	35,921	35,480
Deferred policy acquisition costs	85,210	77,903
Premiums receivable	58,660	57,515
Reinsurance receivable and prepaid premiums	60,078	59,251
Reinsurance recoverable	3,846	6,068
Property and equipment, net of accumulated depreciation	177,418	66,628
Other assets	68,639	82,612

Total assets	$3,517,049	$2,989,952

LIABILITIES
Reserves for losses and loss adjustment expenses	$350,841	$314,590
Unearned premiums	232,877	208,580
Long-term debt	422,950	422,950
Reinsurance payable	40,506	31,201
Deferred income taxes	83,034	63,852
Other liabilities and accrued expenses	144,508	113,591

Total liabilities	1,274,716	1,154,764

Commitments and contingencies (note 8 and 13)

Company-obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely junior subordinated deferrable interest debenture of the Company	48,500	48,500

SHAREHOLDERS’ EQUITY
Preferred stock—$0.01 par value; 5,000,000 shares authorized, and none issued or outstanding	—	—
Common stock—$0.01 par value; 250,000,000 shares authorized, and 105,587,554 shares issued	1,056	1,056
Additional paid-in capital	267,234	267,234
Treasury stock, at cost (15,644,148 and 16,424,950 shares)	(342,093)	(334,232)
Retained earnings	2,149,877	1,811,839
Accumulated other comprehensive income, net of deferred taxes	117,759	40,791

Total shareholders’ equity	2,193,833	1,786,688

Total liabilities, mandatorily redeemable preferred securities and shareholders’ equity	$3,517,049	$2,989,952

See accompanying notes to consolidated financial statements.

THE PMI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	For the years ended December 31, 2002, 2001, and 2000
	Comprehensive Income	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Income	Total
		Shares	Amount		Shares	Amount
	(In thousands)
BALANCE, DECEMBER 31, 1999		105,588	$1,056	$265,300	(16,184)	$(327,891)	$1,258,617	$20,186	$1,217,268
Stock grants from exercise of stock options		—	—	—	486	7,113	—	—	7,113
Shares issuance under ESPP		—	—	—	47	688	—	—	688
Repurchase of common stock		—	—	—	(1,276)	(24,017)	—	—	(24,017)
Issuance of treasury stock		—	—	1,934	53	776	—	—	2,710
Dividends declared		—	—	—	—	—	(7,078)	—	(7,078)
Net income	$260,212	—	—	—	—	—	260,212	—	260,212
Change in unrealized net gains on investments, net of tax $28,176	50,575	—	—	—	—	—	—	50,575	50,575
Reclassification for realized gains included in net income, net of tax	(281)	—	—	—	—	—	—	(281)	(281)
Change in currency translation loss	(7,979)	—	—	—	—	—	—	(7,979)	(7,979)

Total Comprehensive Income:	$302,527

BALANCE, DECEMBER 31, 2000		105,588	1,056	267,234	(16,874)	(343,331)	1,511,751	62,501	1,499,211
Stock grants from exercise of stock options		—	—	—	318	6,444	—	—	6,444
Shares issuance under ESPP		—	—	—	53	1,074	—	—	1,074
Issuance of treasury stock		—	—	—	78	1,581	—	—	1,581
Dividends declared		—	—	—	—	—	(7,124)	—	(7,124)
Net income	$307,212	—	—	—	—	—	307,212	—	307,212
Change in unrealized losses on investments, net of tax benefit $6,830	(11,324)	—	—	—	—	—	—	(11,324)	(11,324)
Reclassification for realized gains included in net income, net of tax	(7)	—	—	—	—	—	—	(7)	(7)
Change in currency translation loss	(10,379)	—	—	—	—	—	—	(10,379)	(10,379)

Total Comprehensive Income:	$285,502

BALANCE, DECEMBER 31, 2001		105,588	1,056	267,234	(16,425)	(334,232)	1,811,839	40,791	1,786,688
Stock grants from exercise of stock options		—	—	—	931	17,674	—	—	17,674
Shares issuance under ESPP		—	—	—	67	1,272	—	—	1,272
Repurchase of common stock		—	—	—	(217)	(26,807)	—	—	(26,807)
Dividends declared		—	—	—	—	—	(8,179)	—	(8,179)
Net income	$346,217	—	—	—	—	—	346,217	—	346,217
Change in unrealized net gains on investments, net of tax $21,253	46,074	—	—	—	—	—	—	46,074	46,074
Reclassification for realized gains included in net income, net of tax	(864)	—	—	—	—	—	—	(864)	(864)
Change in currency translation gain	31,758	—	—	—	—	—	—	31,758	31,758

Total Comprehensive Income:	$423,185

BALANCE, DECEMBER 31, 2002		105,588	$1,056	$267,234	(15,644)	$(342,093)	$2,149,877	$117,759	$2,193,833

See accompanying notes to consolidated financial statements.

THE PMI GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2002	2001	2000
	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$346,217	$307,212	$260,212
Extraordinary charge from early extinguishment of debt	—	4,805	—
Cumulative effect of a change in accounting principle	(7,172)	—	—

Income before extraordinary item and a change in accounting principle	339,045	312,017	260,212
Adjustments to reconcile net income before extraordinary item and a change in accounting principle to net cash provided by operating activities:
Net realized investment gains	(1,329)	(11)	(432)
Equity in earnings of unconsolidated subsidiaries	(44,225)	(18,788)	(11,880)
Depreciation and amortization	17,945	13,107	10,592
Deferred income taxes	(2,071)	(4,804)	(28,834)
Changes in:
Accrued investment income	(441)	(11,986)	(1,436)
Deferred policy acquisition costs	(7,307)	(10,894)	2,570
Premiums receivable	(1,145)	(16,153)	(10,703)
Reinsurance receivable, net of payable	8,478	(11,230)	(1,673)
Reinsurance recoverable	2,222	3,143	2,224
Reserves for losses and loss adjustment expenses	36,251	14,628	13,089
Unearned premiums	24,297	(213)	(11,223)
Income taxes payable	(7,202)	8,608	10,391
Other	58,692	33,977	(1,270)

Net cash provided by operating activities	423,210	311,401	231,627

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of fixed income securities	634,122	321,036	193,141
Proceeds from sales of equity securities	71,850	119,090	53,370
Investment purchases:
Fixed income securities	(783,565)	(718,561)	(267,346)
Equity securities	(99,556)	(104,775)	(145,258)
Net (increase) decrease in short-term investments	(6,922)	64,127	(235)
Investments in unconsolidated subsidiaries, net of distributions	(38,349)	(54,840)	(26,590)
Acquisitions of wholly-owned subsidiaries	—	(60,166)	—
Capital expenditures and capitalized software, net of dispositions	(128,541)	(26,408)	(20,070)

Net cash used in investing activities	(350,961)	(460,497)	(212,988)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of treasury stock	18,946	9,099	8,577
Repurchases of common stock	(26,807)	—	(24,017)
Dividends paid to shareholders	(8,179)	(7,124)	(7,078)
Proceeds from issuance of senior convertible debentures	—	351,900	—
Repayments of debt	—	(75,706)	—
Purchase of redeemable capital securities	—	(55,969)	—

Net cash (used in) provided by financing activities	(16,040)	222,200	(22,518)

Effect of the change in currency translations on cash	31,758	(10,379)	(7,979)
Net increase (decrease) in cash and cash equivalents	87,967	62,725	(11,858)
Cash and cash equivalents at beginning of year	129,796	67,071	78,929

Cash and cash equivalents at end of year	$217,763	$129,796	$67,071

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the years for:
Interest paid and preferred securities distributions	$16,059	$10,427	$10,297
Income taxes paid, net of refunds	$28,455	$22,130	$26,228
Non-cash investing and financing activities:
Capital lease obligations incurred for equipment	$1,062	$—	$—

See accompanying notes to consolidated financial statements.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of The PMI Group, Inc. (“TPG”), a Delaware corporation; its direct and indirect wholly-owned subsidiaries, PMI Mortgage Insurance Co. (“PMI”), an Arizona corporation; American Pioneer Title Insurance Company (“APTIC”), a Florida corporation; PMI Ltd and PMI Indemnity (collectively, “PMI Australia”), Australian mortgage insurance companies; PMI Europe, an Irish insurance corporation; and other insurance, reinsurance and non-insurance subsidiaries. TPG and its subsidiaries are collectively referred to as the “Company.” The Company has equity interests in CMG Mortgage Insurance Company (“CMG”), which conducts residential mortgage insurance business; Fairbanks Capital Holding Corp. (“Fairbanks”), a servicer of single-family residential mortgages; Truman Capital Founders, LLC (“Truman”), and RAM Holdings Ltd. and RAM Holdings II Ltd. (collectively, “RAM Re”), financial guaranty reinsurance companies based in Bermuda. The Company’s percentage ownership of voting and non-voting equity securities of Fairbanks, CMG, RAM Re, and Truman as of December 31, 2002 were 56.8%, 50.0%, 24.9% and 19.6%, respectively. Because the Company has significant but not controlling interests in these entities they are accounted for on the equity method of accounting in the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). The results of Fairbanks and Truman are reported on a one-month lag basis, and RAM Re is reported on a quarter lag basis. All material intercompany transactions and balances have been eliminated in consolidation.

NOTE 2.	BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business—The Company, through its subsidiaries, primarily writes residential mortgage guaranty insurance, or primary insurance, and mortgage pool insurance, or pool insurance. In addition, the Company writes title insurance through its title insurance subsidiary, APTIC. Primary insurance and pool insurance provide protection to mortgage lenders against losses in the event of borrower default and assist lenders and investors in selling mortgage loans in the secondary market. Title insurance protects mortgagors and lenders against losses resulting from title defects, liens and encumbrances in existence as of the effective date of the policy. The Company currently employs contract underwriters to underwrite loans in connection with our mortgage insurance operations as directed by certain mortgage originators. The Company receives a fee from the mortgage originator for underwriting services.

Basis of Accounting—The financial statements have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties—PMI is dependent upon mortgage originators in order to insure mortgage loans. In the event any of its top ten customers choose to stop providing PMI with mortgage loans to insure, the Company’s ability to generate new insurance business could be adversely affected. Our U.S. mortgage insurance operations’ top ten customers generated approximately 44% of its premiums earned in 2002.

The Company’s various U.S. insurance subsidiaries are subject to comprehensive federal and state regulation. The Company’s Australian and Irish insurance subsidiaries are subject to similarly comprehensive regulation. These regulations are generally intended to protect policyholders, rather than to benefit investors. Although their scope varies, applicable laws and regulations grant broad powers to supervisory agencies or officials to examine companies and to enforce rules or exercise discretion touching almost every significant aspect of the insurance business. The licensing of the Company’s insurance subsidiaries, their premium rates,

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

their forms and policies offered to customers, their financial statements and periodic financial reporting, and their permissible investments and adherence to financial standards relating to statutory surplus, dividends to the Company and other criteria of solvency are all subjects of detailed regulation.

The Company establishes loss reserves to recognize the liability of unpaid losses related to insurance in force on mortgages that are in default. These loss reserves are based upon our estimates of the claim rate and average claim amounts, as well as the estimated costs of settling claims. These estimates are regularly reviewed and updated using currently available information. Any adjustments due to positive or adverse developments, which may be material, resulting from these reviews would impact current reserve requirements. Our reserves may not be adequate to cover ultimate loss development on incurred defaults. Our financial condition and results of operations could be seriously harmed if our reserve estimates are insufficient to cover the actual related claims paid and loss-related expenses incurred.

The Company does not control Fairbanks and cannot prevent Fairbanks from defaulting on its indebtedness. Such a default could under certain circumstances constitute an event of default under the indenture relating to the Company’s convertible debentures. Upon the occurrence of an event of default, the Company may not have sufficient funds to pay the amounts due under the convertible debentures. If the Company does not have sufficient funds on hand or available to it through the declaration and payment of dividends by its subsidiaries (which dividends are subject to significant restrictions), the Company would need to seek additional financing to obtain the cash due on the convertible debentures. Additional financing may not be available in the amounts necessary or on favorable terms.

Significant accounting policies are as follows:

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company reclassified all cash equivalents previously reflected as short-term investments to conform to the current year presentation. The amount reclassified was approximately $168 million as of December 31, 2002 and approximately $108 million as of December 31, 2001.

Investments—The Company has designated its entire portfolio of fixed income and equity securities as available-for-sale. These securities are recorded at fair value, based on quoted market prices, with unrealized gains and losses, net of deferred income taxes, accounted for as a component of accumulated other comprehensive income in shareholders’ equity. The Company evaluates its investments regularly to determine whether there are declines in value and if such declines meet the definition of other-than-temporary impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The market value of a security below cost or amortized cost for consecutive quarters is a potential indicator of an other-than-temporary impairment. When the Company determines a security has suffered an other-than-temporary impairment, the impairment loss is recognized, to the extent of the decline, as a realized investment loss in the current period’s earnings.

The Company’s short-term investments have maturities of greater than three and less than 12 months when purchased and are carried at fair value. Realized gains and losses on sales of investments are determined on a specific-identification basis. Investment income consists primarily of interest and dividends. Interest income is recognized on an accrual basis and dividend income is recorded on the date of declaration.

Investments in Unconsolidated Subsidiaries—Investments in unconsolidated subsidiaries with ownership interests of 20-50% are accounted for on the equity method of accounting, and investments of less than 20%

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ownership interest are generally accounted for on the cost method of accounting if the Company does not have significant influence over the entity. The Company generally reports the equity earnings of its unconsolidated subsidiaries on either a one-month or one-quarter lag basis. Fairbanks, the Company’s most significant unconsolidated subsidiary, is accounted for on a one-month lag. The investment in Fairbanks includes a goodwill component of approximately $35 million. During the third quarter of 2002, the Company acquired an additional 11.1% interest in Fairbanks for $48.5 million, increasing the Company’s ownership interest in Fairbanks to 56.8%. As a result of an agreement among the shareholders of Fairbanks limiting the Company’s ability to control the operations of Fairbanks, the Company continues to report its investment in Fairbanks using the equity method of accounting in accordance with EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights. The cost basis of the investments in unconsolidated subsidiaries reflects the Company’s share of net unrealized gains and losses on the unconsolidated subsidiaries investment portfolio.

The Securities and Exchange Commission requires public companies to disclose condensed financial statement information in the footnotes for significant unconsolidated subsidiaries, individually or in the aggregate if income from unconsolidated subsidiaries is in excess of 10% of total income. In 2002, this income test was exceeded for unconsolidated subsidiaries in the aggregate for the Company. As such, a footnote has been provided for the Company’s proportionate share of balance sheet and statement of operations line items. The condensed financial statements have been presented on a combined basis in the footnotes.

Property and Equipment—Property and equipment, including software, are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to 39 years. Leasehold improvements are recorded at cost and amortized over the lesser of the useful life of the assets or the remaining term of the related lease.

Under the provisions of Statement of Position (“SOP”) No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs incurred during the application development stage related to software developed for internal use purposes and for which it has no substantive plan to market externally. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the asset at such time as the software is ready for its intended use, generally three to five years. As a result, the Company capitalized costs associated with software developed for internal use of $25.2 million in 2002, $16.1 million in 2001 and $16.3 million in 2000.

Policy Acquisition Costs—The Company defers certain costs in its mortgage insurance operations relating to the acquisition of new insurance and amortizes these costs against related premium revenue in order to match costs and revenues. These costs are primarily associated with the acquisition, underwriting and processing of new business, including contract underwriting and sales related activities. To the extent the Company is compensated by customers for contract underwriting, those underwriting costs are not deferred. Costs related to the issuance of mortgage insurance business are initially deferred and reported as deferred policy acquisition costs. SFAS No. 60, Accounting and Reporting for Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of deferred policy acquisition costs. Amortization of these costs for each underwriting year book of business is charged against revenue in proportion to estimated gross profits. The estimates for each underwriting year are updated regularly to reflect actual experience and any changes to key assumptions such as persistency or loss development.

Losses and Loss Adjustment Expenses—The reserves for mortgage guaranty insurance losses and loss adjustment expenses are the estimated claim settlement costs on notices of default that have been received by the Company, as well as loan defaults that have been incurred but have not been reported by the lenders. SFAS No.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

60 specifically excludes mortgage guaranty insurance from its guidance relating to reserves for losses. Consistent with industry accounting practices, the Company does not establish loss reserves for future claims on insured loans that are not currently in default. The Company establishes loss reserves on a case-by-case basis when insured loans are identified as currently in default using estimated claim rates and average claim sizes for each report year, net of salvage recoverable. The Company also reserves for defaults that have been incurred but have not been reported to the Company prior to the close of an accounting period, using estimated claim rates and claim sizes for the estimated number of defaults not reported.

Title policy claims reserves are established based on estimated amounts required to settle claims, including expenses for defending claims, for which notice has been received and an amount estimated to satisfy future claims incurred but not reported for policies issued through December 31, 2002. Management believes that the title policy claim reserves at December 31, 2002 are appropriately established in the aggregate and are adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred as of that date.

The Company’s reserving process is based upon assumptions from past experience, adjusted for the anticipated effect of current economic conditions and projected future economic trends, including the real estate market, housing values, unemployment rates and their effect on recent claim rates and claim severity. Therefore, the reserves are necessarily based on estimates and the ultimate liability may vary materially from such estimates. Management regularly reviews the evaluation of the loss reserves utilizing current information and updates the assumptions in the estimation process accordingly. Any resulting adjustments are reflected in the current period’s earnings. Management believes that the reserves for losses and loss adjustment expenses at December 31, 2002 were appropriately established on an aggregate basis and were adequate to cover the ultimate net cost of settling reported and unreported claims.

Revenue Recognition—Primary and pool mortgage insurance policies are contracts that are generally non-cancelable by the insurer, are renewable at a fixed price, and provide payment of premiums on a monthly, annual or single basis. Upon renewal, the Company is not able to re-underwrite or re-price its policies. SFAS No. 60 specifically excludes mortgage guaranty insurance from its guidance relating to the earning of insurance premiums. Premiums written on a monthly basis are earned as coverage is provided. Monthly premiums accounted for approximately 75% of gross premiums written from our mortgage insurance operations in 2002, compared with 79% in 2001 and 78% in 2000. Premiums written on an annual basis are amortized on a monthly pro rata basis over the year of coverage. Primary mortgage insurance premiums written on policies covering more than one year is referred to as single premiums. A portion of single premiums is recognized immediately in earnings, and the remaining portion is deferred as unearned premiums and earned over the expected life of the policy, a range of seven to 15 years. Rates used to determine the earning of single premiums are estimates based on the expiration of risk. Accordingly, the unearned premiums represent the portion of premiums written that is applicable to the estimated unexpired risk of insured policies.

In 2001, the Company refined the loss reserve estimation process of its international mortgage insurance operations to be based upon a default model consistent with the process of its U.S. subsidiaries. In connection with the refinement in the provisioning policy and premium earning estimates, the Company updated the assumptions used to determine the rates of premiums earned and shortened the duration of the expected policy life of single premium products, which resulted in an acceleration of earnings in the first two policy years. The new methodology and estimates are consistent with those applied to the U.S. mortgage insurance operations.

Title insurance premiums are recognized as revenue on the effective date of the title insurance policy. Fee income of the non-insurance subsidiaries is earned as the services are provided including contract underwriting. Contract underwriting revenue is recorded in other income.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reinsurance—PMI uses reinsurance to reduce net risk in force, optimize capital allocation, and comply with a statutory provision adopted by several states that limits the maximum mortgage insurance coverage to 25% for any single risk. The Company’s reinsurance agreements typically provide for a recovery of a proportionate level of claim expenses from reinsurers, and reinsurance recoverable is recorded as an asset. The Company remains liable to its policyholders if the reinsurers are unable to satisfy their obligations under the agreements as with all reinsurance contracts. Reinsurance recoverable on paid losses and estimates are based on the Company’s actuarial analysis of the applicable business. Amounts the Company will ultimately recover could differ materially from amounts recorded as reinsurance recoverable. Reinsurance transactions are recorded in accordance with the provisions of the reinsurance agreements and the accounting guidance provided in SFAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. Reinsurance recoverable on paid losses was $3.8 million at December 31, 2002, $6.1 million at December 1, 2001 and $9.2 million at December 31, 2000. Prepaid reinsurance premiums were $1.5 million in 2002, $1.6 million in 2001 and $1.8 million in 2000.

The majority of the Company’s existing reinsurance contracts are captive reinsurance agreements. In captive reinsurance agreements, a portion of the risk insured by PMI is reinsured with the mortgage originator or investor through a reinsurer that is affiliated with the mortgage originator or investor. Ceded premiums for U.S. captive reinsurance accounted for 77% of total ceded premiums written in 2002 compared to 80% in 2001 and 77% in 2000.

Derivatives—Derivative financial instruments are reported at fair value. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income, depending on whether the derivative is designated a fair value or cash flow hedge transaction. In order to qualify as a hedge transaction for accounting purposes the Company must demonstrate that the hedge is effective. Gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of hedges are recognized in earnings in the current period.

The Company’s use of derivative financial instruments is generally limited to reducing its exposure to interest rate risk and currency exchange risk by utilizing interest rate and currency swap agreements that are accounted for as hedges. Hedge accounting requires a hedge to be effective which means there is a high correlation between changes in fair value or cash flows of the derivative instrument and the specific item being hedged, both at inception and throughout the life of the hedge. In 1999, the Company entered into an interest rate swap to hedge interest rate risk associated with the debt obtained to finance the acquisition of PMI Mortgage Insurance Ltd (“PMI Ltd”). This interest rate swap was terminated in July 2001 when the Company repaid the associated debt, and the termination of the swap resulted in a realized loss of $0.8 million. The Company did not enter into any transaction involving derivative instruments for the year ended December 31, 2002.

Business Segment—The Company’s reportable operating segments include U.S. Mortgage Insurance Operations, International Mortgage Insurance, Title Insurance and Other. The Other segment includes the income and expenses of TPG (including equity earnings of unconsolidated subsidiaries except CMG, which is included in U.S. Mortgage Insurance Operations), contract underwriting services and an inactive broker-dealer.

Special Purpose Entities—Certain insurance transactions entered into by PMI Europe require the use of foreign Special Purpose Entities (“SPEs”). These SPEs are wholly-owned subsidiaries of the Company, and accordingly, are consolidated in the Company’s financial statements. The Company is not affiliated with any SPEs that qualify for off-balance sheet treatment.

Stock-Based Compensation—The Company accounts for stock-based compensation to employees and directors using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25,

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Stock Issued to Employees (“APB 25”), and its related interpretations. Under APB 25, compensation cost for stock-based awards is measured as the excess, if any, of the market price of the underlying stock on the grant date over the employees’ excise price of the stock options. As all options have been granted with an exercise price equal to the fair value at the date of the grants, no compensation expense has been recognized for the Company’s stock option program. SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), requires the pro forma disclosure of net income and earnings per share using the fair value method, and provides that the employers may continue to account for the stock-based compensation under APB 25.

The fair value of stock-based compensation to employees is calculated using the option pricing models that are developed to estimate the fair value of freely tradable and fully transferable options without vesting restrictions, which differ from the Company’s stock option program. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect calculated value.

The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Dividend yield	0.23	0.28	0.30
Expected volatility	36.70%	36.92%	33.44%
Risk-free interest rate	5.02%	5.41%	6.33%
Expected life (years)	4.0	4.0	4.0

SFAS No. 123 requires the pro forma disclosure of net income and earnings per share using the fair value method. If the computed fair values of the 2002, 2001 and 2000 awards had been amortized to expense over the vesting period of the awards, the Company’s net income, basic net income per share and diluted net income per share would have been reduced to the pro-forma amounts indicated below:

	2002	2001	2000
	(Dollars in thousands, except per share amounts)
Net income:
As reported	$346,217	$307,212	$260,212
Deduct: stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(11,611)	(8,768)	(4,401)

Pro forma	$334,606	$298,444	$255,811

Basic earnings per share:
As reported	$3.85	$3.46	$2.94
Pro forma	3.72	3.35	2.89
Diluted earnings per share:
As reported	$3.79	$3.39	$2.89
Pro forma	3.66	3.29	2.84

In March 2000, the Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation (“FIN 44”), was issued. FIN 44 clarifies the application of APB 25 for certain issues. The Company adopted the provisions of FIN 44 in 2000. The adoption of the interpretation did not have a material effect on the Company’s consolidated financial statements.

Income Taxes—The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The liability method measures the expected future tax

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consequences of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years.

Foreign Currency Translation—The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using either the year-end spot exchange rates or historical rates. Revenues and expenses are translated at weighted-average exchange rates. The effects of translating operations with a functional currency other than the reporting currency are reported as a component of accumulated other comprehensive income included in shareholders’ equity.

Comprehensive Income—Includes foreign currency translation gains and losses and unrealized gains and losses on investments that have been previously excluded from net income and reflected instead in stockholders’ equity.

The Company reported the components of comprehensive income in its consolidated statements of stockholders’ equity.

Stock Split—In June 2002, the Company effected a two-for-one stock split in the form of a stock dividend. All common share and per share data have been adjusted to reflect the stock split.

Earnings Per Share—Basic earnings per share (“EPS”) excludes dilution and is based on net income available to common shareholders and the weighted-average common shares that are outstanding during the period. Diluted EPS is based on net income available to common shareholders and the weighted-average of dilutive common shares outstanding during the period. Weighted-average dilutive common shares reflect the potential increase of common shares if outstanding securities were converted into common stock, or if contracts to issue common stock, including stock options issued by the Company that have a dilutive impact, were exercised. Net income available to common shareholders is the same for computing basic and diluted EPS. The convertible debt outstanding has not been included in the calculation of diluted shares outstanding as it is antidilutive for the periods presented.

The following is a reconciliation of the weighted-average common shares used to calculate basic EPS to the weighted-average common shares used to calculate diluted EPS for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(Shares in thousands)
Weighted-average shares for basic EPS	89,843	88,887	88,507
Weighted-average stock options and other dilutive components	1,537	1,781	1,530

Weighted-average shares for diluted EPS	91,380	90,668	90,037

Reclassifications—Certain items in the prior year’s financial statements have been reclassified to conform to the current year’s presentation.

NOTE 3.	NEW ACCOUNTING STANDARDS

Effective January 1, 2002, the Company adopted SFAS No. 141, Business Combinations (“SFAS No. 141”), and SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Under SFAS No. 142, any

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unamortized negative goodwill related to an excess of fair value over cost arising from business combinations completed before July 1, 2001 must be written off and recognized as a cumulative effect of a change in accounting principle upon the adoption of SFAS No. 142. Accordingly, the Company realized a $7.2 million gain for the remaining balance of negative goodwill in the first quarter of 2002, which was originally recorded in connection with the acquisition of PMI Ltd in 1999.

The table below indicates the pro forma effects of removal of negative goodwill write-off and amortization for the three years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(Dollars in thousands, except per share data)
Net income:
As reported	$346,217	$307,212	$260,212
Write-off or amortization of negative goodwill	(7,172)	(4,549)	(4,676)

Pro forma	$339,045	$302,663	$255,536

Basic earnings per share:
As reported	$3.85	$3.46	$2.94
Write-off or amortization of negative goodwill	(0.08)	(0.05)	(0.05)

Pro forma	$3.77	$3.41	$2.89

Diluted earnings per share:
As reported	$3.79	$3.39	$2.89
Write-off or amortization of negative goodwill	(0.08)	(0.05)	(0.05)

Pro forma	$3.71	$3.34	$2.84

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” which eliminated the exception to applying APB Opinion No. 30, Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (“Opinion 30”) to all gains and losses related to extinguishments of debt. As a result, gains and losses from extinguishment of debt will be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the provisions of Opinion 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. The provisions of this statement relating to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. Certain provisions of the statement relating to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of the statement are effective for financial statements issued on or after May 15, 2002. The Company believes that the provisions of this statement will have an impact on its results of operations only in the event of future early extinguishment of debt.

In July 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous accounting guidelines required that a liability for an exit cost be recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002 with earlier application permitted. During the second quarter of 2002, the Company recorded

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a liability of $12.2 million under the previous accounting guidelines related to its relocation to the new corporate headquarters. The Company does not believe SFAS No. 146 will have a material impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Although the Company has not currently elected to expense the fair value of stock options granted, this alternative continues to be evaluated. If the Company elects to adopt SFAS No. 148, the impact on its financial position and results of operations are expected to be consistent with SFAS No. 123 pro forma disclosure included in the financials.

NOTE 4.	INVESTMENTS

Fair Values and Gross Unrealized Gains and Losses on Investments—The cost or amortized cost, estimated fair value, and gross unrealized gains and losses on investments are shown in the table below:

	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	(Losses)
	(Dollars in thousands)
December 31, 2002:
Fixed income securities
U.S. government and agencies	$357,022	$12,970	$(4,217)	$365,775
Mortgage-backed securities	56,829	3,164	(35)	59,958
Municipal bonds	1,375,231	118,586	(109)	1,493,708
Corporate bonds	381,069	17,248	(113)	398,204

Total fixed income securities	2,170,151	151,968	(4,474)	2,317,645
Equity securities
Common stocks	75,162	6,972	(2,559)	79,575
Preferred stocks	88,434	2,319	(4,680)	86,073

Total equity securities	163,596	9,291	(7,239)	165,648
Short-term investments	33,006	3,427	(7)	36,426

Total	$2,366,753	$164,686	$(11,720)	$2,519,719

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Cost or Amortized Cost	Gross Unrealized		Fair Value
		Gains	(Losses)
	(Dollars in thousands)
December 31, 2001:
Fixed income securities
U.S. government and agencies	$73,127	$1,774	$(2,652)	$72,249
Mortgage-backed securities	112,301	1,386	(21)	113,666
Municipal bonds	1,418,805	77,325	(8,795)	1,487,335
Corporate bonds	405,881	5,427	(5,683)	405,625

Total fixed income securities	2,010,114	85,912	(17,151)	2,078,875
Equity securities
Common stocks	53,015	19,553	(3,304)	69,264
Preferred stocks	89,192	3,741	(667)	92,266

Total equity securities	142,207	23,294	(3,971)	161,530
Short-term investments	26,997	2,417	(6)	29,408

Total	$2,179,318	$111,623	$(21,128)	$2,269,813

The Company determined that the decline in market value of certain equity securities met the definition of other-than-temporary impairment as prescribed in SFAS No. 115, and recognized realized losses of $6.9 million and $3.2 million in the years ended December 31, 2002 and 2001, respectively.

Scheduled Maturities—The following table sets forth the amortized cost and fair value of fixed income securities by contractual maturity at December 31, 2002:

	Amortized Cost	Fair Value
	(Dollars in thousands)
Due in one year or less	$108,903	$107,639
Due after one year through five years	334,712	348,372
Due after five years through ten years	406,223	430,418
Due after ten years	1,263,484	1,371,257
Mortgage-backed securities	56,829	59,959

Total fixed income securities	$2,170,151	$2,317,645

Actual maturities may differ from those scheduled as the result of calls or prepayments by the issuers prior to maturity.

Investment Income—Investment income consists of:

	2002	2001	2000
	(Dollars in thousands)
Fixed income securities	$113,361	$109,425	$94,794
Equity securities	4,142	10,785	4,841
Short-term investments	7,438	13,055	9,223

Investment income before expenses	124,941	133,265	108,858
Investment expense	(1,879)	(1,431)	(1,302)

Net investment income	$123,062	$131,834	$107,556

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Realized Investment Gains and Losses—Net realized gains and losses on investments are composed of:

	2002	2001	2000
	(Dollars in thousands)
Fixed income securities
Gross gains	$16,944	$11,129	$1,657
Gross losses	(7,779)	(1,722)	(9,734)

Net gains (losses)	9,165	9,407	(8,077)
Equity securities:
Gross gains	7,986	12,503	17,768
Gross losses	(15,881)	(18,698)	(9,474)

Net gains (losses)	(7,895)	(6,195)	8,294
Short-term investments
Gross gains	59	—	453
Gross losses	—	(3,201)	(238)

Net gains (losses)	59	(3,201)	215

Net realized gains before income taxes	1,329	11	432
Income taxes	(465)	(4)	(151)

Total realized gains after income taxes	$864	$7	$281

Unrealized Investment Gains and Losses—The change in unrealized gains and losses net of deferred taxes consists of:

	2002	2001	2000
	(Dollars in thousands)
Fixed income securities	$52,997	$(6,559)	$53,948
Equity securities	(10,671)	(7,048)	(5,586)
Short-term investments	259	2,377	27
Investment in unconsolidated subsidiaries	2,625	(101)	1,905

Change in unrealized gains (losses), net of deferred taxes	45,210	(11,331)	50,294
Realized gains, net of income taxes	864	7	281

Total	$46,074	$(11,324)	$50,575

Investment Concentrations and Other Items— The Company maintains a diversified portfolio of municipal bonds. The following states represent the largest concentrations in the municipal bond portfolio, expressed as a percentage of the carrying value of all municipal bond holdings. Holdings in states that exceed 5% of the municipal bond portfolio at December 31, for the respective years are presented below:

	2002	2001
Texas	16.4%	12.8%
Illinois	15.1	16.5
Washington	9.2	10.8
New York	8.0	8.8
Massachusetts	7.2	7.7
Florida	5.8	3.9
District of Columbia	5.6	5.7

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2002, fixed income and short-term securities with a fair value of $19.6 million were on deposit with regulatory authorities as required by law.

NOTE 5.	RESTRICTED CASH

In March 2002, the Company entered into an agreement with a customer to provide mortgage insurance coverage for three years on a pool of loans; the Company received funds to cover future claim payments on these loans. The transaction does not transfer insurance risk. Accordingly, the contract is being accounted for under the guidelines of SOP 98-7, Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk (“SOP 98-7”). As of December 31, 2002, $11.7 million of deposits received under this agreement were included in cash and cash equivalents, and can only be utilized to pay claims related thereto.

NOTE 6.	DEFERRED POLICY ACQUISITION COSTS

The following table summarizes deferred policy acquisition cost activity for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(Dollars in thousands)
Beginning balance	$77,903	$67,009	$69,579
Policy acquisition costs incurred and deferred	90,700	92,676	74,767
Amortization of deferred policy acquisition costs	(83,393)	(81,782)	(77,337)

Ending balance	$85,210	$77,903	$67,009

Deferred policy acquisition costs are affected by qualifying costs deferred in the period and amortization of previously deferred costs in such period. In periods where there is growth in new business, the asset will generally increase because the amount of acquisition costs being deferred exceeds amortization expenses. Included in 2001 policy acquisition costs incurred and deferred was $4.5 million of deferred costs from the acquisition of PMI Indemnity.

NOTE 7.	PROPERTY AND EQUIPMENT

The following table sets forth the cost basis and accumulated depreciation of property and equipment for the years ended December 31, 2002 and December 31, 2001:

	2002	2001
	(Dollars in thousands)
Furniture & Equipment	$71,193	$64,478
Building and leasehold improvements	97,559	7,511
Software	90,849	65,204
Land	5,000	—

Property and equipment, at cost	264,601	137,193
Less accumulated depreciation and amortization	(87,183)	(70,565)

Property and equipment, net of accumulated depreciation	$177,418	$66,628

Depreciation and amortization expense related to property and equipment totaled $17.8 million in 2002, $10.6 million in 2001 and $7.1 million in 2000.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2000, the Company executed a purchase agreement for a seven-story commercial building to serve as its new executive offices. The total purchase price was $74.0 million in cash. In connection with relocating its corporate headquarters in August 2002, the Company performed an evaluation of the estimated costs with respect to the relocation and recognized a $12.2 million pre-tax charge related to lease abandonment and relocation costs in the second quarter of 2002. The charge consists of $8.3 million for the estimated loss on the abandonment of the lease obligations for the previous home office space, $1.7 million for the write-off of abandoned fixed assets, and $2.2 million for other relocation and employee retention expenses.

NOTE 8.	LOSSES AND LOSS ADJUSTMENT EXPENSES RESERVES

The following table provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for each of the last three years:

	2002	2001	2000
	(Dollars in thousands)
Balance at January 1,	$314,590	$295,089	$282,000
Reinsurance recoverable	(6,068)	(9,211)	(11,435)

Net balance at January 1,	308,522	285,878	270,565
Losses and loss adjustment expenses incurred (principally with respect to defaults occurring in)
Current year	243,352	251,419	193,462
Prior years	(76,089)	(136,684)	(92,690)

Total incurred	167,263	114,735	100,772
Losses and loss adjustment expenses payments (principally with respect to defaults occurring in)
Current year	(9,892)	(11,438)	(8,342)
Prior years	(118,898)	(85,526)	(77,117)

Total payments	(128,790)	(96,964)	(85,459)
Acquisitions of wholly-owned subsidiaries	—	4,873	—

Net balance at December 31,	346,995	308,522	285,878
Reinsurance recoverable	3,846	6,068	9,211

Balance at December 31,	$350,841	$314,590	$295,089

The increases in 2002 and 2001 losses and loss adjustment expenses incurred were due, in part, to the economic downturn and corresponding increases in claims paid. Primary insurance default inventory increased to 36,537 at December 31, 2002, compared to 25,228 at December 31, 2001 and 18,093 at December 31, 2000. The default rate was 4.18% at year-end 2002, up from 2.86% at year-end 2001 and 2.21% at year-end 2000. Generally it takes approximately twelve to thirty six months from the receipt of a default notice to result in a claim payment. Therefore, most losses paid related to default notices received in prior years.

NOTE 9.	LONG-TERM DEBT AND LINES OF CREDIT

Senior Convertible Debentures—In July 2001, the Company issued $360.0 million of 2.50% Senior Convertible Debentures (“the Debentures”) in a private offering to qualified institutional buyers, and subsequently filed a shelf registration statement for the resale of the Debentures and the common stock of TPG issuable upon conversion of the Debentures. The Company has used a portion of the net proceeds of $351.9

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million for the repayment or retirement of existing indebtedness and for general corporate purposes. The Debentures are due on July 15, 2021 and bear interest at a rate of 2.50% per annum. The Company pays interest on the Debentures on January 15 and July 15 of each year, beginning January 15, 2002, and additional contingent interest under certain circumstances. The Debentures may be convertible at the registered holders’ option, prior to stated maturity, into shares of the Company’s common stock at an initial conversion price of $44.16 per share if specified requirements are met, subject to adjustments in specified circumstances. The most significant requirement for such conversion is that the trading price of the Company’s common stock must exceed 120% of the initial conversion price for 20 consecutive trading days within a 30 day trading period. The Company may redeem some or all of the Debentures on or after July 15, 2006 for a price equal to the principal amount of the Debentures plus any accrued and unpaid interest. The holders may put the Debentures to the Company on July 15, 2004, 2006, 2008, 2111 and 2116. Upon a change of control of the Company, holders may also require the Company, subject to certain conditions, to repurchase all or a portion of the Debentures. The Company may repurchase the Debentures with cash, common stock, or a combination of cash and shares of common stock. If we elect to pay all or a portion of the purchase price in common stock, the shares of common stock will be valued at 97.5% of the average sale price for twenty trading days ending on the third day prior to the repurchase date.

Senior Notes—In November 1996, the Company issued unsecured debt securities in the face amount of $100.0 million (“Notes”). The Notes mature and are payable on November 15, 2006 and are not redeemable prior to maturity. No sinking fund is required or provided for prior to maturity. Interest on the Notes is 6¾% and is payable semiannually. In 2001, the Company repurchased $37.1 million of the Notes, resulting in an extraordinary loss of $1.9 million, net of tax.

Revolving Credit Facility—The Company has a credit line in the amount of $25.0 million with Bank of America and there are no outstanding borrowings under the credit line. The interest rate is the specified spread to LIBOR based on the Company’s credit ratings at the time of borrowing. The agreement expires on December 29, 2003. This financial instrument contains certain financial covenants and restrictions, the most restrictive being risk-to-capital ratios and minimum capital and dividend restrictions. The Company was in compliance with all debt covenants as of and for the year ended December 31, 2002.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 10. REINSURANCE

The effects of reinsurance on premiums written, premiums earned and losses and loss adjustment expenses of the Company’s operations for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	(Dollars in thousands)
Premiums written
Direct	$1,023,255	$821,968	$676,777
Assumed	2,366	1,745	2,209
Ceded	(106,361)	(65,874)	(39,924)

Net premiums written	$919,260	$757,839	$639,062

Premiums earned
Direct	$1,008,520	$818,946	$671,602
Assumed	(1,859)	3,954	1,800
Ceded	(102,151)	(68,129)	(39,040)

Net premiums earned	$904,510	$754,771	$634,362

Losses and loss adjustment expenses
Direct	$166,500	$115,821	$103,994
Assumed	117	684	(643)
Ceded	646	(1,770)	(2,579)

Net losses and loss adjustment expenses	$167,263	$114,735	$100,772

During 1999, PMI entered into a reinsurance agreement with three reinsurers to provide coverage for a ten year period in the event of excessive losses on PMI’s pool business. PMI paid the reinsurers a one-time premium of $16.4 million. This agreement does not transfer risk as prescribed in SFAS No. 113, and therefore, is being reported in accordance with SOP 98-7. The expense attributable to the expiration of coverage provided under the contract was $2.1 million in 2002, $2.1 million in 2001 and $2.2 million in 2000.

NOTE 11. INCOME	TAXES

The components of income tax expense are as follows:

	2002	2001	2000
	(Dollars in thousands)
Current	$20,389	$40,969	$37,565
Deferred	111,356	91,392	76,089

Total income tax expense	$131,745	$132,361	$113,654

Section 832(e) of the Internal Revenue Code permits mortgage guaranty insurers to deduct, within certain limitations, additions to statutory contingency reserves. This provision allows mortgage guaranty insurers to increase statutory unassigned surplus through the purchase of non-interest bearing “tax and loss bonds” from the federal government. The tax and loss bonds purchased are limited to the tax benefit of the deduction for additions to the contingency reserves. The Company purchased tax and loss bonds of $106.1 million in 2002, $99.0 million in 2001 and $103.4 million in 2000. The purchase and redemption of tax and loss bonds are included as a deferred component of income tax expense.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the income tax expense for 2002 included a foreign provision for current tax expense of approximately $15 million and a deferred tax expense of approximately $1 million primarily related to PMI Australia and PMI Europe.

A reconciliation of the statutory federal income tax rate to the effective tax rate reported on income before income taxes is shown in the following table:

	2002	2001	2000
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax-exempt interest	(6.6)	(5.2)	(6.0)
Foreign income tax	(2.0)	(1.0)	(0.3)
Other	1.6	1.4	1.7

Effective income tax rate	28.0%	30.2%	30.4%

PMI has provided for U.S. federal income tax on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures, except to the extent that such earnings are reinvested indefinitely. It is not practicable to determine the amount of U.S. tax that would result if such earnings were not reinvested indefinitely.

The components of the deferred income tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
	(Dollars in thousands)
Deferred tax assets:
Discount on loss reserves	$8,423	$8,658
Unearned premium reserves	6,330	6,946
Other loss reserves	4,028	—
Lease costs	3,473	306
Settlements	6,681	2,494
Pension costs and deferred compensation	7,894	9,221
Other assets	10,325	5,939

Total deferred tax assets	47,154	33,564
Deferred tax liabilities:
Title insurance reserves	4,215	3,798
Deferred policy acquisition costs	23,669	23,218
Unrealized net gains on investments	52,528	33,944
Software development costs	16,786	13,383
Equity earnings of unconsolidated subsidiaries	19,620	12,167
Other liabilities	13,370	10,906

Total deferred tax liabilities	130,188	97,416

Net deferred tax liability	$83,034	$63,852

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12.	COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURE OF THE COMPANY

In February 1997, TPG, through a wholly-owned trust, privately issued $100.0 million of 8.309% preferred Capital Securities, Series A (the “Capital Securities”). The Capital Securities are redeemable after February 1, 2007 at a premium or upon occurrence of certain tax events and mature on February 1, 2027. The net proceeds of $99.0 million were used for general corporate purposes, including common stock repurchases and additions to the investment portfolio. The Capital Securities were issued by PMI Capital I (“Issuer Trust”). The sole asset of the Issuer Trust consists of $103.1 million principal amount of a junior subordinated debenture issued by TPG to the Issuer Trust. The subordinated debenture bears interest at the rate of 8.309% per annum and matures on February 1, 2027. The amounts due to the Issuer Trust under the subordinated debenture and the related transactions have been eliminated in the Company’s consolidated financial statements. Distributions on the Capital Securities occur on February 1 and August 1 of each year. The obligations of TPG under the subordinated debenture and a related guarantee and expense agreement constitute a full and unconditional guarantee by TPG of the Issuer Trust’s obligations under the Capital Securities. The Capital Securities are subject to mandatory redemption under certain circumstances. In 2001, the Company repurchased $51.5 million of the Capital Securities. The early extinguishment of a portion of this debt resulted in an extraordinary loss of $2.9 million, net of tax.

NOTE 13.	COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office equipment. Minimum rental payments under non-cancelable operating leases in the aggregate and the obligation recorded under capital lease for the five years subsequent to 2002 are as follows:

	Capital Lease	Operating Leases
	(Dollars in thousands)
Year ending December 31:
2003	$1,332	$10,939
2004	1,332	8,577
2005	111	3,554
2006	—	2,862
2007	—	2,546
Thereafter	—	1,740

Total minimum lease payments	$2,775	$30,218

Less: Amount representing interest	175

Present value of net lease payments under capital lease	$2,600

Rent expense for all leases was $11.5 million for 2002, $12.8 million for 2001 and $11.3 million for 2000.

Income Taxes—In the fourth quarter of 2002, the Company received a notice of assessment from the California Franchise Tax Board (“FTB”) for 1997 in the amount of $2.8 million, not including the federal tax benefits from the payment of such assessment or interest that might be included on amounts, if any, ultimately paid to the FTB. The assessment is the result of a memorandum issued by the FTB in April 2002. The memorandum, which is based partly on the California Court of Appeals decision in Ceridian v. Franchise Tax

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Board, challenges the exclusion from California income tax of dividends received by holding companies from their insurance company subsidiaries during the tax years ended on or after December 1, 1997. The assessed amount if paid, may be offset, in part, by federal tax benefits. While the Company intends to protest the assessment, there can be no assurance as to the ultimate outcome of the protest. Additionally, during the fourth quarter, the FTB commenced an audit of the Company’s tax returns for the years 1998 through 2000 regarding the same issue covered by the assessment. See Note 23. Subsequent Events for a discussion of FTB actions resulting from its audit.

Legal Proceedings—On December 15, 2000, the Company announced that PMI entered into an agreement with the plaintiffs to settle the class action litigation captioned Baynham et al. v. PMI Mortgage Insurance Company. PMI denied all facts and allegations in the lawsuit that alleged violations of Section 8 of the Real Estate Settlement Procedures Act (“RESPA”) and other related claims. To account for the settlement, PMI took a pre-tax charge of $5.7 million in the fourth quarter of 2000, a $1.5 million pre-tax charge in the third quarter of 2001, and an additional pre-tax charge of $12.2 million due to an adverse ruling in December 2002 by the trial court in the Company’s litigation against its insurance carriers for coverage of costs and expenses incurred in the fourth quarter of 2002. The Company is appealing the decision. The charges are based upon the estimate of the cost of settlement. The total amount accrued as of December 31, 2002 is approximately $19 million.

Various other legal actions and regulatory reviews are currently pending that involve the Company and specific aspects of its conduct of business. In the opinion of management, the ultimate liability in one or more of these actions is not expected to have a material effect on the financial condition or results of operations of the Company.

NOTE 14.	DIVIDENDS AND SHAREHOLDERS’ EQUITY

Dividends—Under Arizona insurance law, PMI may pay during any twelve-month period, without prior approval of the Arizona Director of Insurance (“Director”), dividends in an amount not to exceed the lesser of (i) 10% of policyholders’ surplus as of the preceding year-end, and (ii) the previous calendar year’s investment income. Dividends that exceed this amount are known as “extraordinary dividends” and require the prior approval of the Director. While Arizona permits dividends, whether ordinary or extraordinary, to be paid out of any capital and surplus account (other than paid-in capital), other state insurance laws require the payment of dividends to be made from the unassigned funds surplus account only. In 2002, following receipt of approval from the Director, PMI declared and paid an extraordinary dividend of $100 million to TPG. The dividend was paid in cash ($66 million) and stock of PMI’s former subsidiary, Fairbanks Capital Corp. as well as its limited partnership interest in Truman. The combined value of the stock of Fairbanks and Truman at time of dividend was approximately $34 million. Following the dividend, Fairbanks became a direct subsidiary of TPG.

Florida, where APTIC is domiciled, also limits the amount of dividends that an insurer may pay in any 12 month period without the prior approval of the Florida Department of Insurance and require all dividends to be paid only from its available and accumulated surplus funds derived from realized net operating profits on its business and net realized capital gains. Dividends that exceed the applicable limits are subject to the prior approval of the Florida Department of Insurance. In 2002, APTIC declared and paid a cash dividend of $2.5 million to TPG, substantially the full amount of the dividend that could be paid that year without prior permission from the Florida Department of Insurance. In addition to the dividend restrictions under various state laws discussed above, the Company’s credit agreement limits the amount of annual dividends that can be paid by PMI to its net income in the prior year.

Preferred Stock—TPG’s restated certificate of incorporation authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock of TPG in classes or series and to set the designations, preferences,

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of voluntary or involuntary liquidation, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The Company may issue, without the approval of the holders of common stock, preferred stock that has voting, dividend or liquidation rights superior to the common stock, which may adversely affect the rights of holders of common stock.

Pursuant to the support agreement described in Note 20, Capital Support Agreements, the Company has agreed that, in the event that Allstate makes a payment contemplated by the Allstate Support Agreements or the runoff support agreement, Allstate will have the right to receive preferred stock of TPG or PMI with a liquidation preference equal to the amount of such payment. Such preferred stock will rank senior in right of payment to the issuer’s common stock and, so long as such preferred stock is outstanding, the issuer thereof will be prohibited from paying any dividends or making any other distributions on its common stock.

NOTE 15.	BENEFIT PLANS

After one year of service, full-time and part-time employees of the Company participate in The PMI Group, Inc. Retirement Plan (“Plan”), a noncontributory defined benefit plan. The Plan has been funded by the Company to the fullest extent permitted by federal income tax rules and regulations. In addition, certain employees whose earnings exceed $200,000 per year participate in The PMI Group, Inc. Supplemental Employee Retirement Plan, a noncontributory defined benefit plan. Benefits under both plans are based upon the employees’ length of service, average annual compensation and estimated social security retirement benefits.

The Company provides certain health care and life insurance benefits for retired employees, which we refer to as “OPEB Plan”. Generally, qualified employees may become eligible for these benefits if they retire in accordance with the Company’s established retirement policy and are continuously insured under the Company’s group plans or other approved plans for ten or more years prior to retirement. The Company shares the cost of the retiree medical benefits with retirees based on years of service. The Company has the right to modify or terminate these plans.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents certain information with respect to the Company’s benefit plans as of December 31, 2002, 2001 and 2000:

	Pension Benefits			Other Post-Employment Benefits
	2002	2001	2000	2002	2001	2000
	(Dollars in thousands, except percentages)
Change in benefit obligation
Benefit obligation at January 1	$43,984	$34,624	$25,537	$5,395	$4,814	$3,952
Service cost	8,229	6,130	5,955	797	529	574
Interest cost	4,359	3,098	2,725	552	373	410
Actuarial loss (gain)	11,854	935	1,614	2,385	(266)	(92)
Benefits paid	(405)	(803)	(1,207)	(65)	(55)	(30)

Benefit obligation at December 31	68,021	43,984	34,624	9,064	5,395	4,814

Change in plan assets
Fair value of plan assets at January 1	19,703	17,136	13,894	—	—	—
Actual return (loss) on plan assets	(2,272)	(2,494)	1,296	—	—	—
Company contribution	21,635	5,864	3,155	65	55	30
Benefits paid	(405)	(803)	(1,209)	(65)	(55)	(30)

Fair value of plan assets at December 31	38,661	19,703	17,136	—	—	—

Funded status
Funded (under funded) status of plan at December 31	(29,360)	(24,281)	(17,488)	(9,064)	(5,395)	(4,814)
Unrecognized actuarial loss (gain)	24,170	9,129	4,357	677	(1,708)	(1,532)
Unrecognized prior service cost	—	—	—	185	204	225

Accrued and recognized benefit cost	$(5,190)	$(15,152)	$(13,131)	$(8,202)	$(6,899)	$(6,121)

Components of net periodic benefit cost
Service cost	$8,229	$6,130	$5,955	$797	$529	$574
Interest cost	4,359	3,098	2,725	552	373	411
Expected return on assets	(1,900)	(1,495)	(1,363)	—	—	—
Prior service cost amortization	—	—	—	—	—	20
Actuarial loss (gain) recognized	985	205	216	20	19	(20)
Additional cost	—	305	—	—	(90)	—

Net periodic benefit cost	$11,673	$8,243	$7,533	$1,369	$831	$985

Weighted-average assumptions
Discount rate	6.75%	7.50%	7.75%	6.75%	7.50%	7.75%
Expected return on plan assets	8.50%	8.50%	8.50%	N/A	N/A	N/A
Rate of compensation increase	5.50%	5.50%	5.50%	N/A	N/A	N/A
Health care cost trend on covered charges	N/A	N/A	N/A	13.00%	6.00%	6.00%

Sensitivity of retiree welfare results.    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
	(In thousands)
Effect on total of service and interest cost components	$390	$301
Effect on accumulated post-retirement benefit obligation	1,863	1,458

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Savings and Profit Sharing Plans.    All full-time, part-time and certain temporary employees of the Company are eligible to participate in The PMI Group, Inc. Savings and Profit-Sharing Plan (“401(k) Plan”). Eligible employees who participate in the 401(k) Plan may receive, within certain limits, matching Company contributions. Costs relating to the 401(k) Plan were $6.2 million for 2002, $2.7 million for 2001 and $2.4 million for 2000. Contract underwriters are covered under The PMI Group, Inc. Alternate 401(k) Plan, under which there are no matching Company contributions. In addition to 401(k) Plan, the Company has an officers’ deferred compensation plan available to certain employees. The obligation related to the deferred compensation plan is $9.4 million as of December 31, 2002 and is included in other liabilities and accrued expenses.

NOTE 16.	INCENTIVE PLANS

Equity Incentive Plan—In 2001, the shareholders approved the amendment of The PMI Group, Inc. Equity Incentive Plan (“Equity Incentive Plan”) and The PMI Group, Inc. Stock Plan for Non-Employee Directors (“Directors Plan”), to reflect the merger of the Directors Plan into the Equity Incentive Plan. Pursuant to the merger, the director awards are now made under the Equity Incentive Plan on substantially the same terms and conditions as were in effect under the Director Plan before the plan merger date. The Equity Incentive Plan provides for awards of both non-qualified stock options and incentive stock options, stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or common stock in the future following the attainment of performance goals determined by the Board of Directors. Generally, options are granted with an exercise price equal to the market value on the date of grant, expire ten years from the grant date and have a three-year vesting period. The directors’ award program provides that each director who is not an employee of the Company receives an annual grant of up to 675 shares of common stock and receives 5,625 shares of stock options annually, after an initial option of up to 2,500 shares. The shares are granted on June 1 of each year or as soon as administratively practicable after each anniversary of the director’s commencement of service.

The following is a summary of the stock option activity in the Equity Incentive Plan during 2002, 2001 and 2000:

	2002		2001		2000
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	5,298,461	$21.67	4,156,225	$18.15	3,512,115	$17.20
Granted	951,701	35.66	1,545,440	30.35	1,293,334	19.57
Exercised	(931,190)	16.62	(318,078)	16.77	(486,042)	15.31
Forfeited	(43,926)	32.05	(85,126)	25.98	(163,182)	17.32

Outstanding at end of year	5,275,046	25.00	5,298,461	21.67	4,156,225	18.15

Exercisable at year-end	2,844,206	$20.95	2,282,552	$17.47	1,655,827	$16.60
Weighted-average fair market value of options granted during the year	—	$35.65	—	$30.35	—	$19.57
Reserved for future grants	8,040,008	—	8,955,659	—	3,476,681	—

Employee Stock Purchase Plan—The PMI Group, Inc. Employee Stock Purchase Plan (“ESPP”) allows eligible employees to purchase shares of the Company’s stock at a 15% discount of fair market value of the stock at the beginning or ending of each six-month enrollment period, whichever is lower. Under the ESPP, the Company sold approximately 66,635 shares in 2002, 53,386 shares in 2001 and 47,276 shares in 2000. The Company applies APB 25 in accounting for the ESPP. The pro forma effect on the Company’s net income and earnings per share had compensation cost been determined under SFAS No. 123 was deemed immaterial.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 17.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The estimated fair value of the financial instruments indicated in the table below has been determined by available market information and appropriate valuation methodology. The carrying values of cash and cash equivalents and accrued investment income approximate the fair values primarily due to their liquidity and short-term nature. The estimated fair value of the outstanding debt has been determined by quoted market price.

	December 31, 2002		December 31, 2001
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Assets:
Fixed income securities	$2,317,645	$2,317,645	$2,078,875	$2,078,875
Short-term investments	36,426	36,426	29,408	29,408
Equity securities	165,648	165,648	161,530	161,530
Cash and cash equivalents	217,763	217,763	129,796	129,796
Accrued investment income	35,921	35,921	35,480	35,480
Liabilities:
Senior Convertible Debentures, 2.50%	$360,000	$384,149	$360,000	$383,400
Senior Notes, 6 3/4%	62,950	71,078	62,950	66,814
Mandatorily Redeemable Preferred Securities, 8.309%	48,500	54,449	48,500	51,162

Considerable judgment is required in interpreting market data to develop the estimates of fair value and, therefore, changes in the assumptions may have a material effect on the fair valuation estimates. A number of the Company’s significant assets and liabilities, including deferred policy acquisition costs, property and equipment, loss reserves, unearned premiums and deferred income taxes are not considered financial instruments.

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 18.	BUSINESS SEGMENTS

Transactions between segments are not significant. The Company evaluates performance primarily based on segment net income. The following tables present information for reported segment income or loss and segment assets as of and for the periods indicated:

	Year Ended December 31, 2002
	U.S. Mortgage Insurance	International Mortgage Insurance	Title Insurance	Other	Consolidated Total
	(Dollars in thousands)
Total revenues	$708,248	$84,073	$239,994	$89,047	$1,121,362
Losses and loss adjustment expenses	(149,856)	(7,586)	(9,688)	(133)	(167,263)
Amortization of deferred policy acquisition costs	(76,524)	(6,869)	—	—	(83,393)
Other underwriting and operating expenses	(57,130)	(12,441)	(209,678)	(76,560)	(355,809)
Lease abandonment and other relocation costs	(9,280)	—	—	(2,903)	(12,183)
Litigation settlement charge	(12,222)	—	—	—	(12,222)
Interest expense and distribution on capital securities	(162)	(6)	—	(19,534)	(19,702)

Income (loss) before income taxes	403,074	57,171	20,628	(10,083)	470,790
Income tax benefit (expense)	(123,010)	(15,974)	(7,199)	14,438	(131,745)

Income before cumulative effect of a change in accounting principle	280,064	41,197	13,429	4,355	339,045
Cumulative effect of a change in accounting principle	—	7,172	—	—	7,172

Net income	$280,064	$48,369	$13,429	$4,355	$346,217

Total assets	$2,313,857	$540,385	$85,056	$577,751	$3,517,049

	Year Ended December 31, 2001
	U.S. Mortgage Insurance	International Mortgage Insurance	Title Insurance	Other	Consolidated Total
	(Dollars in thousands)
Total revenues	$648,214	$76,361	$162,527	$49,861	$936,963
Losses and loss adjustment expenses	(99,543)	(9,287)	(5,905)	—	(114,735)
Amortization of deferred policy acquisition costs	(76,586)	(5,196)	—	—	(81,782)
Other underwriting and operating expenses	(60,622)	(6,320)	(141,929)	(62,858)	(271,729)
Interest expense and distributions on capital securities	(46)	(1,533)	—	(20,172)	(21,751)

Income (loss) before income tax and extraordinary items	411,417	54,025	14,693	(33,169)	446,966
Income tax benefit (expense)	(127,522)	(13,798)	(5,293)	11,664	(134,949)

Income (loss) before extraordinary item	283,895	40,227	9,400	(21,505)	312,017
Extraordinary loss on extinguishment of debt, net of tax	—	—	—	(4,805)	(4,805)

Net income (loss)	$283,895	$40,227	$9,400	$(26,310)	$307,212

Total assets	$2,032,122	$415,518	$63,662	$478,650	$2,989,952

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31, 2000
	U.S. Mortgage Insurance	International Mortgage Insurance	Title Insurance	Other	Consolidated Total
	(Dollars in thousands)
Total revenues	$598,645	$39,719	$105,907	$18,301	$762,572
Losses and loss adjustment expenses	(93,001)	(5,684)	(2,087)	—	(100,772)
Amortization of deferred policy acquisition costs	(77,337)	—	—	—	(77,337)
Other underwriting and operating expenses	(48,663)	(7,219)	(94,302)	(36,194)	(186,378)
Litigation settlement charge	(5,700)	—	—	—	(5,700)
Interest expense and distribution on capital securities	(19)	(2,705)	—	(15,795)	(18,519)

Income (loss) before income taxes	373,925	24,111	9,518	(33,688)	373,866
Income tax benefit (expense)	(114,234)	(6,500)	(3,274)	10,354	(113,654)

Net income (loss)	$259,691	$17,611	$6,244	$(23,334)	$260,212

Total assets	$1,972,803	$174,006	$53,275	$192,573	$2,392,657

Included in the results of international mortgage insurance are the results of the Australian, European, and Hong Kong operations. We commenced operations in Europe in February 2001. The Australian operating results for 2000 results reflected eleven months of activity of PMI Ltd due to the one-month lag reporting period, whereas 2001 reflected thirteen months of activity as we began to report our foreign subsidiaries on the same calendar month as U.S. operations. The Australian operating results for 2001 also includes four months of PMI Indemnity’s activity.

During the third quarter of 2002, the Company changed its classification of remedies expenses incurred in connection with contract underwriting services. As a result, the remedies expenses were reclassified from losses and loss adjustment expenses for U.S. Mortgage Insurance Operations to other underwriting and operating expenses for the other segment.

NOTE 19.	STATUTORY ACCOUNTING

The Company’s domestic insurance subsidiaries prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by their respective state’s department of insurance, which is a comprehensive basis of accounting other than GAAP.

The National Association of Insurance Commissioners (“NAIC”) revised the NAIC Accounting Practices and Procedures Manual in a process referred to as codification. The revised manual was adopted by the respective states effective January 1, 2001. The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Arizona. Effective January 1, 2001, the State of Arizona required that insurance companies domiciled in the State of Arizona prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual—Version effective January 1, 2001 subject to any deviations prescribed or permitted by the state of Arizona insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds, or surplus, at the end of the period in which the change in accounting principle occurs. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the period and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

result of these changes, the Company reported an increase in statutory unassigned funds of $6.2 million in January 2001.

The statutory net income, statutory surplus and contingency reserve liability of PMI as of and for the years ended December 31 are as follows:

	2002	2001	2000
	(Dollars in thousands)
Statutory net income	$353,695	$318,989	$276,946
Statutory surplus	277,559	190,813	159,528
Contingency reserve liability	1,915,153	1,709,896	1,457,991

Under the insurance laws of the State of Arizona and several other states, mortgage insurers are required to establish a special contingency reserve from unassigned funds, with annual additions equal to 50% of premiums earned for that year. This reserve is required to be maintained for a period of 120 months to protect against the effects of adverse economic cycles. After 120 months, the reserve is released to unassigned funds. During 2002, $69 million was released to unassigned funds. In the event an insurer’s loss ratio in any calendar year exceeds 35%, however, the insurer may withdraw from its contingency reserve an amount equal to the excess portion of such losses.

The differences between the statutory net income and equity presented above and the consolidated net income and equity presented on a GAAP basis primarily reflect the differences between GAAP and statutory accounting practices as well as the results of operations and equity of other subsidiaries of the Company.

NOTE 20.	CAPITAL SUPPORT AGREEMENTS

PMI’s claims-paying ratings from certain national rating agencies have been based on various capital support commitments from Allstate (“Allstate Support Agreements”). On October 27, 1994, the Allstate Support Agreements were terminated with respect to policies issued after October 27, 1994, but continue in modified form (as so modified, the “Runoff Support Agreement”) for policies written prior to such termination. Under the terms of the Runoff Support Agreement, Allstate may, at its option, either directly pay or cause to be paid, claims relating to policies written during the terms of the respective Allstate Support Agreements if PMI fails to pay such claims or, in lieu thereof, make contributions directly to PMI or TPG. In the event any amounts are paid or contributed, which possibility management believes is remote, Allstate would receive subordinated debt or preferred stock of PMI or TPG in return. No payment obligations have arisen under the Runoff Support Agreement. The Runoff Support Agreement provides PMI with additional capital support for rating agency purposes.

The Runoff Support Agreement contains certain covenants, including covenants that (i) PMI will write no new business after its risk-to-capital ratio equals or exceeds 23 to 1; (ii) PMI will pay no dividends if, after the payment of any such dividend, PMI’s risk-to-capital ratio would equal or exceed 23 to 1; and (iii) on the date that any of the following events occur: (a) PMI’s risk-to-capital ratio exceeds 24.5 to 1, (b) Allstate shall have paid any claims relating to PMI policies directly to a policyholder or by paying an amount equal to such claims to PMI, or to TPG for contribution to PMI, pursuant to the Runoff Support Agreement, or (c) any regulatory order is issued restricting or prohibiting PMI from making full or timely payments under policies, PMI will transfer substantially all of its assets in excess of $50.0 million to a trust account established for the payment of claims.

Effective December 31, 2002, PMI terminated a September 18, 1997 capital support agreement in favor of its sister corporation, APTIC, under which PMI agreed to maintain APTIC’s capital and surplus at an amount not less than that required for a Fitch claims paying ability rating of “AA-,” subject to an aggregate limit of $10

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million. The support agreement was replaced on the same date by a substantially equivalent guarantee of TPG in favor of APTIC, its direct subsidiary, under which TPG agrees to maintain APTIC’s capital and surplus at a Fitch “AA-” level subject to an aggregate limit of $10 million.

In 2001, PMI executed a capital support agreement whereby it agreed to contribute funds, under specified conditions, to maintain CMG’s risk-to-capital at or below 18.0 to 1. PMI’s obligation under the agreement is limited to an aggregate amount of $37.7 million, exclusive of capital contributions made prior to April 10, 2001. A 1999 CMG capital support agreement was superceded by execution of the new agreement. On December 31, 2002, CMG’s risk-to capital ratio was 14.2 to 1.

PMI has entered into capital support agreements with its European and Australian subsidiaries that could require PMI to make additional capital contributions to those subsidiaries in order to maintain their credit ratings. With respect to the European and Australian subsidiaries, the Company guarantees the performance of PMI’s capital support agreements.

As of December 31, 2002, the Company was in compliance with all covenants included in its capital support agreements.

NOTE 21.	CONDENSED FINANCIAL STATEMENTS OF SIGNIFICANT UNCONSOLIDATED SUBSIDIARIES

The following condensed financial statement information has been presented on a combined basis for all unconsolidated subsidiaries accounted for under the equity method as of and for the year ended December 31, 2002.

	As of and for the year ended December 31, 2002
	Total	PMI’s Proportionate Share
	(Dollars in thousands)
Condensed Combined Balance Sheet
Assets:
Cash and cash equivalents	$65,897	$33,093
Investments	751,022	185,009
Real estate investments	18,651	6,776
Receivables	268,567	146,874
Servicing assets	135,308	76,828
Real estate owned	48,785	10,209
Deferred policy acquisition cost	40,470	11,521
Premiums receivable	7,495	2,810
Other assets	61,223	31,021

Total assets	$1,397,418	$504,141

Liabilities:
Accounts payable and accrued liabilities	$52,570	$28,139
Reserves for losses and loss adjustment expenses	12,730	4,762
Unearned premiums	77,633	21,701
Notes payable	420,988	181,342
Other liabilities	31,516	15,903

Total liabilities	595,437	251,847
Shareholders’ equity	801,981	252,294

Total liabilities and shareholders equity	$1,397,418	$504,141

THE PMI GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of and for the year ended December 31, 2002
	Total	PMI’s Proportionate Share
	(Dollars in thousands)
Condensed Combined Statement of Operations
Gross revenue	$389,647	$169,054
Total expenses	232,399	105,115

Income before income taxes	157,248	63,939
Tax provision	39,433	19,714

Net income	$117,815	$44,225

NOTE 22.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of selected quarterly results follows:

2002	First	Second	Third	Fourth	Year
	(In thousands, except per share data)
Revenues	$263,304	$276,047	$288,608	$293,403	$1,121,362
Net income	$91,492	$81,053	$89,340	$84,332	$346,217
Basic EPS	$1.02	$0.90	$0.99	$0.93	$3.85
Diluted EPS	$1.00	$0.88	$0.98	$0.92	$3.79

2001	First	Second	Third	Fourth	Year
	(In thousands, except per share data)
Revenues	$204,573	$216,621	$236,817	$278,953	$936,963
Net income	$71,531	$75,197	$78,344	$82,140	$307,212
Basic EPS	$0.81	$0.85	$0.88	$0.92	$3.46
Diluted EPS	$0.79	$0.83	$0.86	$0.91	$3.39

Revenues, net income and earnings per share are computed independently for the quarters presented. Therefore, the sum of the quarterly amounts may not equal the total computed for the year.

NOTE 23.	SUBSEQUENT EVENTS

In March 2003, the Company received a notice of assessment from the FTB for 1998 through 2000 years in the amount of $11.1 million related to results of their audit initiated in the fourth quarter of 2002. This assessment was anticipated by the Company and is consistent with the $2.8 million assessment made by FTB for 1997 discussed previously in the Commitments and Contingencies footnote. The assessed amounts if paid may be offset, in part, by federal tax benefits. While the Company intends to protest the current assessments, there can be no assurance as to the ultimate outcome of these protests.

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of FGIC Holdings, Inc.)

Interim Consolidated Financial Statements

June 30, 2003

(Unaudited)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of FGIC Holdings, Inc.)

Consolidated Balance Sheets

June 30, 2003 and December 31, 2002

(Dollars in thousands, except per share amounts)

Assets	June 30, 2003	December 31, 2002
	(Unaudited)
Fixed maturity securities, available-for-sale, at fair value (amortized cost of $2,787,005 in 2003 and $2,714,016 in 2002)	$2,915,097	2,795,382
Preferred stock, available-for-sale, at fair value (cost of $30,598 in 2003 and 2002)	31,675	30,090
Short-term investments, at cost, which approximates fair value	142,838	43,144
Cash	8,950	7,260
Accrued investment income	32,274	33,077
Receivable for securities sold	725	991
Reinsurance receivable	9,478	8,371
Prepaid reinsurance premiums	117,041	129,958
Deferred policy acquisition costs	77,552	71,350
Receivable from affiliate	100,000	100,000
Property and equipment, net of accumulated depreciation of $8,270 in 2003 and $8,266 in 2002	371	375
Prepaid expenses and other assets	5,672	7,799
Goodwill, net of accumulated amortization of $44,523 in 2002	—	19,212

Total assets	$3,441,673	3,247,009

Liabilities and Stockholders’ Equity
Liabilities:
Unearned premiums	$740,253	683,532
Loss and loss adjustment expenses	52,177	47,868
Ceded reinsurance balances payable	3,946	2,239
Accounts payable and accrued expenses	30,338	40,499
Payable for securities purchased	14,145	5,333
Current Federal income taxes payable	81,464	89,948
Deferred Federal income taxes	106,246	89,644

Total liabilities	1,028,569	959,063

Stockholders’ equity:
Common stock, par value $0.01 per share; 200,000 shares authorized, 133,732 shares issued and outstanding at June 30, 2003 and December 31, 2002	1	1
Additional paid-in capital	810,798	810,798
Accumulated other comprehensive income, net of tax	82,594	49,499
Retained earnings	1,519,711	1,427,648

Total stockholders’ equity	2,413,104	2,287,946

Total liabilities and stockholders’ equity	$3,441,673	3,247,009

See accompanying notes to unaudited interim consolidated financial statements.

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of FGIC Holdings, Inc.)

Consolidated Statements of Income

Six months ended June 30, 2003 and 2002

(Dollars in thousands)

	2003	2002
	(Unaudited)
Revenues:
Gross premiums written	$141,941	113,887
Ceded premiums written	4,025	(11,505)

Net premiums written	145,966	102,382
Increase in net unearned premiums	(69,638)	(39,779)

Net premiums earned	76,328	62,603
Net investment income	59,978	58,179
Net realized gains	30,382	30,432
Other income	4,357	4,927

Total revenues	171,045	156,141

Expenses:
Loss and loss adjustment expenses	3,729	(4,069)
Underwriting expenses	30,910	17,899
Policy acquisition costs deferred	(14,804)	(7,960)
Amortization of deferred policy acquisition costs	8,602	8,006
Commitment fees	900	450
Goodwill write-off	19,212	—

Total expenses	48,549	14,326

Income before provision for Federal income taxes	122,496	141,815
Federal income tax expense	30,433	35,145

Net income	$92,063	106,670

See accompanying notes to unaudited interim consolidated financial statements.

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of FGIC Holdings, Inc.)

Consolidated Statements of Stockholders’ Equity

Six months ended June 30, 2003 and 2002

(Dollars in thousands)

	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss), net of tax	Retained earnings	Total
Balance at December 31, 2001	$1	810,798	(14,932)	1,210,604	2,006,471
Net income	—	—	—	106,670	106,670
Other comprehensive income (loss):
Change in fixed maturity securities available-for-sale, net of tax of $20,412	—	—	37,907	—	37,907
Change in foreign currency translation adjustment, net of tax of $2,228	—	—	(4,137)	—	(4,137)

Total comprehensive income					140,440

Balance at June 30, 2002 (unaudited)	$1	810,798	18,838	1,317,274	2,146,911

Balance at December 31, 2002	$1	810,798	49,499	1,427,648	2,287,946
Net income	—	—	—	92,063	92,063
Other comprehensive income:
Change in fixed maturity securities available-for-sale, net of tax of $16,719	—	—	31,050	—	31,050
Change in foreign currency translation adjustment, net of tax of $1,101	—	—	2,045	—	2,045

Total comprehensive income					125,158

Balance at June 30, 2003 (unaudited)	$1	810,798	82,594	1,519,711	2,413,104

See accompanying notes to unaudited interim consolidated financial statements.

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of FGIC Holdings, Inc.)

Consolidated Statements of Cash Flows

Six months ended June 30, 2003 and 2002

(Dollars in thousands)

	2003	2002
	(Unaudited)
Operating activities:
Net income	$92,063	106,670
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred policy acquisition costs	8,602	8,006
Policy acquisition costs deferred	(14,804)	(7,960)
Goodwill write-off	19,212	—
Depreciation of property and equipment	4	40
Amortization of fixed maturity securities	10,050	4,802
Net realized gains on investments	(30,382)	(30,432)
Change in accrued investment income and prepaid expenses and other assets	2,930	3,164
Change in reinsurance receivable	(1,107)	1,102
Change in prepaid reinsurance premiums	12,917	546
Change in unearned premiums	56,721	39,234
Change in loss and loss adjustment expenses reserve	4,309	(5,152)
Change in ceded reinsurance balances payable and accounts payable and accrued expenses	(8,454)	5,550
Change in current Federal income taxes payable	(8,484)	15,134
Change in deferred income taxes	(1,218)	409

Net cash provided by operating activities	142,359	141,113

Investing activities:
Sales of fixed maturity securities	797,949	1,071,216
Maturities of fixed maturity securities	930	35
Purchases of fixed maturity securities	(848,932)	(1,006,255)
Net purchases of short-term investments	(99,694)	(66,246)
Net of receivable for securities sold and (payable) for securities purchased	9,078	(139,061)

Net cash used in investing activities	(140,669)	(140,311)

Net increase in cash	1,690	802
Cash at beginning of period	7,260	281

Cash at end of period	$8,950	1,083

See accompanying notes to unaudited interim consolidated financial statements.

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of FGIC Holdings, Inc.)

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2003 and 2002

(1)	Basis of Presentation

The unaudited interim consolidated financial statements of FGIC Corporation and subsidiary (the “Company” or “Corporation”) in this report reflect all adjustments necessary, in the opinion of management, for a fair statement of (a) results of operations for the six months ended June 30, 2003 and 2002, (b) the financial position at June 30, 2003 and December 31, 2002, and (c) cash flows for the six months ended June 30, 2003 and 2002.

These unaudited interim consolidated financial statements should be read in conjunction with the financial statements and related notes included in the 2002 consolidated financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)	Consolidation

The unaudited interim consolidated financial statements include the accounts of the Company and its subsidiary, Financial Guaranty Insurance Company (FGIC). All significant intercompany balances have been eliminated.

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of FGIC Holdings, Inc.)

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2003 and 2002

(3)	Statutory Accounting Practices

The financial statements are prepared on the basis of GAAP, which differs in certain respects from accounting practices “prescribed or permitted” by the state insurance regulatory authorities. FGIC’s statutory basis financial statements are prepared on the basis of accounting prescribed or permitted by the State of New York. A reconciliation of FGIC’s net income and stockholder’s equity on a GAAP basis to the corresponding amounts on a statutory basis as of and for the six months ended June 30, 2003 and 2002 is as follows:

	Six months ended June 30
	2003		2002
	Net income	Stockholders’ equity	Net income	Stockholders’ equity
FGIC Corporation consolidated
GAAP basis amount	$92,063	2,413,104	106,670	2,146,911
Parent Company only amounts	13,986	(85,065)	272	679

FGIC GAAP
basis amount	106,049	2,328,039	106,942	2,147,590
Premium revenue recognition	3,011	(203,384)	695	(210,772)
Deferral of acquisition costs	(6,202)	(77,553)	47	(71,653)
Contingency reserve tax deduction	—	102,540	—	95,008
Contingency reserve	—	(1,147,893)	—	(969,286)
Non-admitted assets	—	(30,275)	—	(412)
Case-basis loss reserves	(194)	220	223	(372)
Portfolio loss reserves	5,000	26,000	(5,000)	23,700
Deferral of income taxes	(1,218)	93,843	409	73,401
Unrealized gains on fixed maturity securities, net of tax	—	(83,278)	—	(23,022)
Recognition of profit commission	2,149	(5,481)	(888)	(9,108)
Unauthorized reinsurance	—	(17)	—	(16)
Allocation of tax benefits due to the Corporation’s net operating loss to FGIC	—	11,385	—	11,385

FGIC statutory
basis amount	$108,595	1,014,146	102,428	1,066,443

(4)	Goodwill

The goodwill on the books of the Company represents the difference between the purchase price and the fair value of the Company and its subsidiary at the time it was acquired by General Electric Capital Corporation (GE Capital) in 1989. The goodwill asset established ($74.8 million, which was subsequently adjusted downward by $11.1 million in 1999 due to a deferred tax adjustment) represents the excess purchase price over the fair market value of net assets acquired. Goodwill was being amortized on a straight-line basis over 20 years until the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets on January 1, 2002. Under SFAS No. 142, goodwill is no longer

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of FGIC Holdings, Inc.)

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2003 and 2002

amortized but rather is tested for impairment at least annually. Indicators of impairment, which occur between the annual impairment evaluation dates, necessitate the evaluation of goodwill impairment as such events occur. During 2003 as the negotiations associated with the sale of the Corporation commenced and progressed, management determined that the goodwill of $19.2 million became impaired.

(5)	Dividends

Under New York insurance law, FGIC may pay a dividend to the Corporation only from earned surplus subject to the following limitations:

•	Statutory surplus after dividends may not be less than the minimum required paid-in capital, which was $72.5 million in 2002.

•	Dividends may not exceed the lesser of 10% of its surplus or 100% of adjusted net investment income, as defined therein, for the twelve-month period ending on the preceding December 31, without the prior approval of the Superintendent of the New York State Insurance Department.

FGIC did not declare dividends during the first six months of 2003 and 2002, respectively. During 2003, $97.8 million in dividends are available for payment without prior approval of the State of New York Insurance Department.

(6)	Income Taxes

The Company’s effective Federal corporate tax rate (24.8% for the six months ended June 30, 2003 and 2002) is less than the statutory corporate tax rate (35%) on income due to permanent differences between financial and taxable income, principally tax-exempt interest.

(7)	Reinsurance

Net premiums earned are shown net of ceded premiums earned of $8.9 million and $12.1 million, respectively, for the six months ended June 2003 and 2002.

(8)	Comprehensive Income

Comprehensive income requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a balance sheet. Accumulated other comprehensive income (loss) of the Company consists of net unrealized gains on investment securities and foreign currency translation adjustments.

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of FGIC Holdings, Inc.)

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2003 and 2002

The following are the reclassification adjustments for the six months ended June 30, 2003 and 2002 (in thousands):

	2003
	Before tax amount	Tax	Net of tax amount
Unrealized holding gains arising during the period	$78,151	(27,353)	50,798
Less reclassification adjustment for gains realized in net income	(30,382)	10,634	(19,748)

Unrealized gains on investments	$47,769	(16,719)	31,050

	2002
	Before tax amount	Tax	Net of tax amount
Unrealized holding gains arising during the period	$88,751	(31,063)	57,688
Less reclassification adjustment for gains realized in net income	(30,432)	10,651	(19,781)

Unrealized gains on investments	$58,319	(20,412)	37,907

(9)	Issued But Not Implemented Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, which the Company will adopt on July 1, 2003. FIN 46’s consolidation criteria are based upon analysis of risks and rewards, not control, and represent a significant and complex modification of previous accounting principles. FIN 46 represents an accounting change, not a change in the underlying economics associated with the transactions, which may be affected by the Interpretation. FIN 46 clarifies the consolidation criteria for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. Variable interest entities that effectively disperse risks will not be consolidated. FIN 46 requires disclosures for entities that have either a primary or significant variable interest in a variable interest entity.

As a part of its structured finance business, the Company insures debt obligations or certificates issued by special purposes entities. At June 30, 2003, the Company had approximately $1.4 billion of gross principal outstanding related to insurance contracts issued to commercial paper conduits - variable interest entities under FIN 46 - which the Company does not believe will require consolidation but which will require disclosure. With respect to the remainder of the structured finance transactions insured, the Company is continuing to evaluate the transactions, but does not currently believe any such transactions will require consolidation or disclosure under FIN 46.

(10)	Standby Stock Purchase Agreement

Under the terms of an agreement dated May 14, 1993 and renewed through March 31, 2004, GE Capital has agreed to purchase common shares up to an aggregate fair value of $300 million in the event that a rating downgrade of FGIC Corporation and its subsidiary, FGIC, are imminent. In exchange for this commitment, the Company pays an annual commitment fee of 0.60% of the then outstanding commitment at each quarter end.

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of FGIC Holdings, Inc.)

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2003 and 2002

(11)	Sale of FGIC Corporation

On August 4, 2003, General Electric Company (GE) announced its intent to sell the majority of GE Capital’s investment in the Corporation to a consortium of investors led by The PMI Group, Inc. (PMI), for approximately $2.16 billion including an estimated pre-closing dividend of $260 million. PMI’s investment will be approximately 42%, while the Blackstone Group, The Cypress Group, and CIVC Partners will own approximately 23%, 23%, and 7%, respectively. GE will retain an interest of approximately 5%. The completion of the transaction is subject to normal regulatory approvals, confirmation of ratings by the rating agencies and other customary closing conditions. The acquisition is expected to be completed in the fourth quarter of 2003.

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Consolidated Financial Statements

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors and Stockholder

FGIC Corporation:

We have audited the accompanying consolidated balance sheets of FGIC Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FGIC Corporation and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 3 to the consolidated financial statements, effective January 1, 2002, FGIC Corporation and subsidiary adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ KPMG LLP

New York, New York

February 14, 2003,

    except for note 15, which is as of August 4, 2003

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Consolidated Balance Sheets

December 31, 2002 and 2001

(Dollars in thousands, except per share amounts)

Assets	2002	2001
Fixed maturity securities, at fair value (amortized cost of $2,714,016 in 2002 and $2,339,319 in 2001)	$2,795,382	2,317,022
Preferred stock, at fair value (cost of $30,598 in 2002 and 2001)	30,090	29,888
Short-term investments	43,144	255,271
Cash	7,260	281
Accrued investment income	33,077	34,262
Receivable for securities sold	991	—
Reinsurance receivable	8,371	9,640
Prepaid reinsurance premiums	129,958	130,298
Deferred policy acquisition costs	71,350	71,700
Receivable from affiliate	100,000	—
Property and equipment, net of accumulated depreciation of $8,266 in 2002 and $8,213 in 2001	375	428
Prepaid expenses and other assets	7,799	9,383
Goodwill, net of accumulated amortization of $44,523 in 2002 and 2001	19,212	19,212

Total assets	$3,247,009	2,877,385

Liabilities and Stockholders’ Equity
Liabilities :
Unearned premiums	$683,532	612,791
Loss and loss adjustment expenses	47,868	48,855
Ceded reinsurance balances payable	2,239	1,928
Accounts payable and accrued expenses	40,499	46,188
Payable for securities purchased	5,333	14,667
Current Federal income taxes payable	89,948	80,148
Deferred Federal income taxes	89,644	66,337

Total liabilities	959,063	870,914

Stockholders’ equity:
Common stock, par value $.01 per share;
200,000 shares authorized, 133,732 shares issued and outstanding at December 31, 2002 and 2001	1	1
Additional paid-in capital	810,798	810,798
Accumulated other comprehensive income (loss), net of tax	49,499	(14,932)
Retained earnings	1,427,648	1,210,604

Total stockholders’ equity	2,287,946	2,006,471

Total liabilities and stockholders’ equity	$3,247,009	2,877,385

See accompanying notes to consolidated financial statements.

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Consolidated Statements of Income

Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	2002	2001	2000
Revenues:
Gross premiums written	$232,579	154,627	102,323
Ceded premiums written	(26,602)	(18,765)	(18,182)

Net premiums written	205,977	135,862	84,141
Increase in net unearned premiums	(71,080)	(33,380)	(4,058)

Net premiums earned	134,897	102,482	80,083
Net investment income	119,595	126,900	135,523
Net realized gains	68,546	77,043	21,929
Other income	5,313	1,896	—

Total revenues	328,351	308,321	237,535

Expenses:
Loss and loss adjustment expenses	501	1,752	3,550
Underwriting expenses	34,029	27,169	24,011
Policy acquisition costs deferred	(14,911)	(11,742)	(8,096)
Amortization of deferred policy acquisition costs	15,261	8,472	11,396
Commitment fees	900	900	900
Goodwill amortization	—	2,645	2,645

Total expenses	35,780	29,196	34,406

Income before provision for Federal income taxes	292,571	279,125	203,129

Federal income tax expense:
Current	86,912	63,339	34,607
Deferred	(11,385)	2,555	1,036

Federal income tax expense	75,527	65,894	35,643

Net income	$217,044	213,231	167,486

See accompanying notes to consolidated financial statements.

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss), net of tax	Retained earnings	Total
Balance at December 31, 1999	$1	810,798	(46,687)	1,279,887	2,043,999
Net income	—	—	—	167,486	167,486
Other comprehensive income:
Change in fixed maturity securities available-for-sale, net of tax of $37,126	—	—	68,946	—	68,946
Change in foreign currency translation adjustment, net of tax of $464	—	—	861	—	861

Total comprehensive income					237,293

Dividend declared	—	—	—	(250,000)	(250,000)

Balance at December 31, 2000	1	810,798	23,120	1,197,373	2,031,292
Net income	—	—	—	213,231	213,231
Other comprehensive loss:
Change in fixed maturity securities available-for-sale, net of tax benefit of $19,890	—	—	(36,940)	—	(36,940)
Change in foreign currency translation adjustment, net of tax benefit of $599	—	—	(1,112)	—	(1,112)

Total comprehensive income					175,179

Dividend declared	—	—	—	(200,000)	(200,000)

Balance at December 31, 2001	1	810,798	(14,932)	1,210,604	2,006,471
Net income	—	—	—	217,044	217,044
Other comprehensive income (loss):
Change in fixed maturity securities available-for-sale, net of tax of $36,138	—	—	67,113	—	67,113
Change in foreign currency translation adjustment, net of tax benefit of $1,445	—	—	(2,682)	—	(2,682)

Total comprehensive income					281,475

Balance at December 31, 2002	$1	810,798	49,499	1,427,648	2,287,946

See accompanying notes to consolidated financial statements.

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

(Dollars in thousands)

	2002	2001	2000
Operating activities:
Net income	$217,044	213,231	167,486
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred policy acquisition costs	15,261	8,472	11,396
Policy acquisition costs deferred	(14,911)	(11,742)	(8,096)
Goodwill amortization	—	2,645	2,645
Depreciation of property and equipment	53	198	341
Amortization of fixed maturity securities	12,081	5,304	4,530
Net realized gains on investments	(68,546)	(77,043)	(21,929)
Change in accrued investment income and prepaid expenses and other assets	2,769	5,949	5,755
Change in reinsurance receivable	1,269	(684)	(838)
Change in prepaid reinsurance premiums	340	1,973	1,603
Change in receivable from affiliate	(100,000)	—	—
Change in unearned premiums	70,741	31,406	2,455
Change in loss and loss adjustment expenses	(987)	2,148	1,506
Change in ceded reinsurance balances payable and accounts payable and accrued expenses	(5,377)	2,784	6,498
Change in current Federal income taxes payable	9,800	11,275	6,611
Change in deferred Federal income taxes	(11,385)	2,555	1,036

Net cash provided by operating activities	128,152	198,471	180,999

Investing activities:
Sales of fixed maturity securities	2,155,829	2,106,761	986,061
Maturities of fixed maturity securities	35	—	2,870
Purchases of fixed maturity securities	(2,478,839)	(1,989,270)	(910,707)
Purchases, sales and maturities of short-term investments, net	212,127	(131,339)	(9,156)
Receivable for securities sold	(991)	—	—
Payable for securities purchased	(9,334)	14,667	—

Net cash provided by (used in) investing activities	(121,173)	819	69,068

Financing activities:
Dividends paid	—	(200,000)	(250,000)

Net cash used in financing activities	—	(200,000)	(250,000)

Net increase (decrease) in cash	6,979	(710)	67
Cash at beginning of year	281	991	924

Cash at end of year	$7,260	281	991

See accompanying notes to consolidated financial statements.

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(1)	Business

FGIC Corporation (the “Company” or the “Corporation”) is a wholly-owned insurance subsidiary of FGIC Holdings, Inc., and ultimately, of General Electric Capital Corporation (GE Capital or the “Parent”). GE Capital is a subsidiary of General Electric Company (GE). The Company was owned approximately 99% by GE Capital until late 2001 when it became a wholly-owned subsidiary. The Company through its wholly-owned subsidiary, Financial Guaranty Insurance Company (FGIC), provides financial guarantee insurance on newly-issued municipal bonds and municipal bonds trading in the secondary market, the latter including bonds held by unit investment trusts and mutual funds. The Company also insures structured debt issues outside the municipal market. Approximately 88% of the business written since inception by the Company has been municipal bond insurance.

FGIC insures only those securities that, in its judgment, are of investment grade quality. Municipal bond insurance written by the Company insures the full and timely payment of principal and interest when due on scheduled maturity, sinking fund, or other mandatory redemption and interest payment dates to the holders of municipal securities. The Company’s insurance policies do not provide for accelerated payment of the principal of, or interest on, the bond insured in the case of a payment default. If the issuer of a Company-insured bond defaults on its obligation to pay debt service, FGIC will make scheduled interest and principal payments as due and is subrogated to the rights of bondholders to the extent of payments made by it.

(2)	Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiary, FGIC. All significant intercompany balances have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements have been prepared on the basis of GAAP which differs in certain respects from the accounting practices prescribed or permitted by regulatory authorities (see note 4).

(3)	Significant Accounting Policies

Significant accounting policies are as follows:

(a)	Investments

Securities held as available-for-sale (fixed maturity securities and preferred stock) are recorded on the trade date at fair value and unrealized holding gains/losses are recorded as a separate component of accumulated other comprehensive income, net of applicable income taxes. Short-term investments are carried at cost, which approximates fair value.

Bond discounts and premiums are amortized over the remaining term of the securities. Realized gains or losses on the sale of investments are determined on the basis of specific identification.

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

Securities which have been determined to be other-than-temporarily impaired are reduced to realizable value – establishing a new cost basis – with a charge to earnings at such date.

(b)	Premium Revenue Recognition

Premiums for policies where premiums are collected in a single payment at policy inception are earned over the period at risk, based on the total exposure outstanding at any point in time. Ceded premiums are earned in the same manner. Financial guarantee insurance policies exposure generally declines according to predetermined schedules. For policies with premiums that are collected periodically, premiums are reflected in income pro rata over the period covered by the premium payment.

(c)	Policy Acquisition Costs

Net acquisition costs are deferred and amortized over the period in which the related premiums are earned. Policy acquisition costs include only those expenses that relate directly to premium production. Such costs include compensation of employees involved in underwriting, marketing and policy issuance functions, rating agency fees, state premium taxes and certain other underwriting expenses, offset by ceding commission income on premiums ceded to reinsurers (see note 7). Anticipated loss and loss adjustment expenses and maintenance costs are considered in determining the recoverability of acquisition costs.

(d)	Loss and Loss Adjustment Expenses

Provision for loss and loss adjustment expenses includes principal and interest and other payments due under insured risks at the balance sheet date for which, in management’s judgment, the likelihood of default is probable. Such reserves amounted to $47.9 million and $48.9 million at December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, such reserves included $26.4 million and $36.2 million, respectively, of reserves established based upon an evaluation of the insured portfolio in light of current economic conditions and other relevant factors. As of December 31, 2002 and 2001, discounted case-basis loss and loss adjustment expense reserves were $21.5 million and $12.7 million, respectively. Loss and loss adjustment expenses included amounts discounted at an approximate interest rate of 3.4% in 2002 and 5.7% in 2001. The amount of the discount at December 31, 2002 and 2001 was $4.0 million and $5.9 million, respectively. The discount rate used is based upon the risk-free rate for the average maturity of the applicable bond sector. The reserve for loss and loss adjustment expenses is necessarily based upon estimates; however, in management’s opinion, the reserves for loss and loss adjustment expenses are adequate. However, actual results will likely differ from those estimates.

(e)	Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These temporary differences relate principally to unrealized gains (losses) on fixed maturity securities available-for-sale, premium revenue recognition, deferred acquisition costs, discount on loss and loss adjustment reserves and portfolio loss reserves, alternative minimum tax

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(AMT) credit carryforwards, profit commission and the rate differential on tax and loss bonds. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Financial guarantee insurance companies are permitted to deduct from taxable income, subject to certain limitations, amounts added to statutory contingency reserves (see note 4). The amounts deducted must be included in taxable income upon their release from the reserves. The amounts deducted are allowed as deductions from taxable income only to the extent that U.S. Government non-interest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deductions.

(f)	Property and Equipment

Property and equipment consists of office furniture, fixtures, computer equipment and software and leasehold improvements which are recorded at cost and are charged to income over their estimated service lives. Office furniture and fixtures are depreciated straight-line over five years. Leasehold improvements are amortized over their estimated service life or over the life of the lease, whichever is shorter. Computer equipment and software are depreciated over three years. Maintenance and repairs are charged to expense as incurred.

(g)	Goodwill

The goodwill on the books of the Company represents the difference between the purchase price and the fair value of the Company and its subsidiary at the time it was acquired by GE Capital in 1989. The goodwill asset established ($74.8 million, which was subsequently adjusted downward by $11.1 million in 1999 due to a deferred tax adjustment) represents the excess purchase price over the fair market value of net assets acquired. During 2001 and 2000, goodwill was being amortized on a straight-line basis over 20 years and was $2.645 million each year.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets (the Statement). Under SFAS No. 142, goodwill is no longer amortized but rather is tested for impairment at least annually.

The following table reconciles previously reported net income as if the provision of SFAS No. 142 were in effect in 2001 and 2000:

	2001	2000
	(in thousands)
Net income, as reported	$213,231	167,486
Add back goodwill amortization	2,645	2,645

Adjusted net income	$215,876	170,131

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(h)	Foreign Currency Translation

The Company has established foreign branches in France and the United Kingdom and determined that the functional currencies of these branches are their local currencies. Accordingly, the assets and liabilities of these foreign branches are translated into U.S. dollars at the rates of exchange existing at December 31, 2002 and 2001 and revenues and expenses are translated at average monthly exchange rates. The cumulative translation loss at December 31, 2002 and 2001 was $2,729,000 and $47,000, respectively, net of tax benefit of $1,470,000 and $25,000, respectively, and is reported as a separate component of accumulated other comprehensive income in the Statement of Stockholders’ Equity.

(i)	New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued and then subsequently amended SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective for the Corporation on January 1, 2001. Upon adoption of SFAS No. 133, all derivative instruments (including certain derivative instruments embedded in other contracts) are to be recognized in the balance sheet at their fair values; changes in such fair values must be recognized immediately in earnings unless specific hedging criteria are met. Management determined that at January 1, 2001, there was no effect on the Company’s financial statements related to the adoption of SFAS No. 133.

(j)	Issued But Not Yet Implemented Accounting Pronouncements

In January 2003, the FASB issued Financial Interpretation Number (FIN) 46, Consolidation of Variable Interest Entities, which the Company will adopt on July 1, 2003. FIN 46’s consolidation criteria are based upon analysis of risks and rewards, not control, and represent a significant and complex modification of previous accounting principles. FIN 46 represents an accounting change not a change in the underlying economics associated with the transactions which may be affected by the Interpretation. FIN 46 clarifies the consolidation criteria for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. Variable interest entities that effectively disperse risks will not be consolidated. FIN 46 requires disclosures for entities that have either a primary or significant variable interest in a variable interest entity.

As a part of its structured finance business, the Company insures debt obligations or certificates issued by special purposes entities. At December 31, 2002, the Company had $1.4 billion of gross principal outstanding related to insurance contracts issued to commercial paper conduits – variable interest entities under FIN 46 – which the Company does not believe will require consolidation but which will require disclosure. With respect to the remainder of the structured finance transactions insured, the Company is continuing to evaluate the transactions, but does not currently believe any such transactions will require consolidation or disclosure under FIN 46.

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(4)	Statutory Accounting Practices

The financial statements are prepared on the basis of GAAP, which differs in certain respects from accounting practices prescribed or permitted by state insurance regulatory authorities. The National Association of Insurance Commissioners (NAIC) approved the codification project (Codification) effective January 1, 2001 and the State of New York – FGIC’s state of domicile – adopted certain but not all provisions of Codification.

FGIC has assessed the impact of Codification as adopted by its state of domicile (New York) on its statutory financial statements and it had no material effect on statutory capital and surplus. The following are the significant differences between FGIC’s statutory basis accounting practices and GAAP:

(a)	premiums are earned directly in proportion to the scheduled principal and interest payments rather than in proportion to the total exposure outstanding at any point in time;

(b)	policy acquisition costs are charged to current operations as incurred rather than as related premiums are earned;

(c)	a contingency reserve is computed on the basis of statutory requirements for the security of all policyholders, regardless of whether loss contingencies actually exist, whereas under GAAP, a reserve is established based on an ultimate estimate of exposure;

(d)	certain assets designated as nonadmitted assets are charged directly against surplus but are reflected as assets under GAAP, if recoverable;

(e)	Beginning in 2002, deferred income tax assets and liabilities are recorded on the Statutory Statement of Admitted Assets, Liabilities and Capital and Surplus under the asset and liability method of accounting subject to certain admissibility limitations for deferred tax assets. Additionally, for statutory basis accounting, the change in deferred tax assets and liabilities is recorded as a charge to statutory surplus rather than as a component of net income as is the case for GAAP.

(f)	purchases of tax and loss bonds are reflected as admitted assets, while under GAAP they are recorded as Federal income tax payments;

(g)	all fixed income investments are carried at amortized cost rather than at fair value for securities classified as available-for-sale under GAAP;

(h)	profit commissions are recognized as received while under GAAP management’s best estimate of the Company’s ultimate recoverable is accrued; and

(i)	case reserves are discounted at the average investment portfolio yield for statutory purposes and at the risk-free rate under GAAP.

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

The following is a reconciliation of net income and stockholders’ equity for the Company presented on a GAAP basis to the corresponding amounts reported on a statutory basis for the periods indicated below (in thousands):

	Years ended December 31,
	2002		2001		2000
	Net income	Stockholders’ equity	Net income	Stockholders’ equity	Net income	Stockholders’ equity
FGIC Corporation consolidated
GAAP basis amount	$217,044	2,287,946	213,231	2,006,471	167,486	2,031,292
Parent company only amounts	542	(99,051)	2,037	407	3,254	(1,630)

FGIC GAAP basis amount	217,586	2,188,895	215,268	2,006,878	170,740	2,029,662
Premium revenue recognition	5,022	(206,395)	(6,443)	(211,417)	(10,415)	(204,974)
Deferral of acquisition costs	349	(71,351)	(3,270)	(71,700)	3,300	(68,430)
Contingency reserve	—	(1,072,791)	—	(937,680)	—	(823,570)
Contingency reserve tax deduction (see note 3)	—	102,540	—	95,008	—	74,059
Non-admitted assets	—	(28,621)	—	(439)	—	(592)
Case-basis loss reserves	1,009	414	(397)	(595)	1,023	(198)
Portfolio loss reserves	(7,700)	21,000	—	28,700	2,800	28,700
Deferral of income taxes	(11,385)	92,372	2,555	75,220	1,285	73,195
Unrealized (gains) losses on fixed maturity securities, net of tax	—	(52,228)	—	14,885	—	(21,985)
Recognition of profit commission	595	(7,630)	(820)	(8,220)	(256)	(7,399)
Unauthorized reinsurance	—	(17)	—	(16)	—	(87)
Allocation of tax benefit due to the Corporation’s net operating loss to FGIC	—	11,385	—	11,385	292	11,385

FGIC statutory basis amount	$205,476	977,573	206,893	1,002,009	168,769	1,089,766

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(5)	Investments

Investments in fixed maturity securities carried at fair value of $3.9 million and $3.5 million as of December 31, 2002 and 2001, respectively, were on deposit with various regulatory authorities as required by law.

The amortized cost and fair values of short-term investments and of investments in fixed maturity securities and preferred stock classified as available-for-sale are as follows (in thousands) as of December 31:

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
December 31, 2002:
Obligations of states and political subdivisions	$2,141,391	73,155	4,586	2,209,960
Asset and mortgage backed	525,607	10,900	63	536,444
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	3,365	833	—	4,198
Debt securities issued by foreign governments	43,653	1,127	—	44,780

Total fixed maturity securities	2,714,016	86,015	4,649	2,795,382
Preferred stock	30,598	7	515	30,090
Short-term investments	43,144	—	—	43,144

Total	$2,787,758	86,022	5,164	2,868,616

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair Value
December 31, 2001:
Obligations of states and political subdivisions	$2,239,824	8,880	31,675	2,217,029
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	3,404	373	—	3,777
Debt securities issued by foreign governments	49,702	429	—	50,131
Other	46,389	19	323	46,085

Total fixed maturity securities	2,339,319	9,701	31,998	2,317,022
Preferred stock	30,598	—	710	29,888
Short-term investments	255,271	—	—	255,271

Total	$2,625,188	9,701	32,708	2,602,181

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

The amortized cost and fair values of short-term investments and of investments in fixed maturity securities – including preferred stock – available-for-sale at December 31, 2002, by contractual maturity date, are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair value
Due in one year or less	$44,076	44,088
Due after one year through five years	93,255	96,646
Due after five years through ten years	613,559	631,417
Due after ten years through twenty years	1,507,033	1,557,104
Due after twenty years	529,835	539,361

Total	$2,787,758	2,868,616

In 2002, 2001 and 2000, proceeds from sales and maturities of investments in fixed maturity securities available-for-sale carried at fair value were $2,155.9 million, $2,106.7 million and $988.9 million, respectively. For 2002, 2001 and 2000, gross gains of $68.6 million, $78.4 million and $22.7 million respectively, and gross losses of $0.1 million, $1.4 million and $0.8 million, respectively, were realized on such sales.

Net investment income of the Company is derived from the following sources (in thousands):

	Year ended December 31
	2002	2001	2000
Income from fixed maturity securities	$113,108	120,162	120,926
Income from short-term investments	7,485	7,746	15,633

Total investment income	120,593	127,908	136,559
Investment expenses	(998)	(1,008)	(1,036)

Net investment income	$119,595	126,900	135,523

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

As of December 31, 2002, the Company did not have more than 3% of its investment portfolio concentrated in a single issuer or industry; however, the Company had the following exposures by state:

Fair value
New York	$270,799
Texas	269,916
Illinois	174,435
Florida	161,092
Michigan	149,925
New Jersey	129,745
Colorado	89,149
Maryland	77,292
Pennsylvania	66,854
Massachusetts	66,336

1,455,543
All other	1,413,073

$2,868,616

(6)	Income Taxes

The Company files its Federal tax return as part of the consolidated return of GE Capital. Under the tax sharing agreement with GE Capital, tax is allocated to FGIC and the Company based upon their respective contributions to consolidated net income. The Company also has a separate tax sharing agreement with FGIC.

The Company’s effective Federal corporate tax rate (25.8% in 2002, 23.6% in 2001 and 17.5% in 2000) is less than the corporate tax rate on ordinary income of 35% in 2002, 2001 and 2000, primarily due to tax-exempt interest on municipal investments.

The following is a reconciliation of Federal income taxes computed at the statutory rate and the provision for Federal income taxes (in thousands):

	Year ended December 31
	2002	2001	2000
Income taxes computed on income before provision for Federal income taxes, at the statutory rate	$102,400	97,694	71,095
Tax effect of:
Tax-exempt interest	(26,788)	(32,730)	(32,428)
Other, net	(85)	930	(3,024)

Provision for income taxes	$75,527	65,894	35,643

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability at December 31, 2002 and 2001 are presented below (in thousands):

	2002	2001
Deferred tax assets:
Unrealized losses on fixed maturity securities, available-for-sale	$—	8,015
Loss and loss adjustment expense reserves	7,495	9,976
AMT credit carryforward	—	3,456
Property and equipment	656	500
Foreign currency	1,470	25
Deferred compensation	319	298
Other	1,885	1,031

Total gross deferred tax assets	11,825	23,301

Deferred tax liabilities:
Unrealized gains on fixed maturity securities, available-for-sale	28,123	—
Deferred acquisition costs	24,973	25,095
Premium revenue recognition	45,640	49,709
Rate differential on tax and loss bonds	—	9,454
Profit commission	2,671	2,877
Other	62	2,503

Total gross deferred tax liabilities	101,469	89,638

Net deferred tax liability	$89,644	66,337

Based upon the level of historical taxable income, projections of future taxable income over the periods in which the deferred tax assets are deductible and the estimated reversal of future taxable temporary differences, the Company believes it is more likely than not that it will realize the benefits of these deductible differences and has not established a valuation allowance at December 31, 2002 and 2001. The Company anticipates that the related deferred tax asset will be realized based on future profitable business.

Total Federal income tax payments during 2002, 2001 and 2000 were $77.9 million, $38.7 million and $22.9 million, respectively.

(7)	Reinsurance

The Company reinsures portions of its risk with other insurance companies through quota share reinsurance treaties and, where warranted, on a facultative basis. This process serves to limit the Company’s exposure on risks underwritten. In the event that any or all of the reinsuring companies were unable to meet their obligations, the Company would be liable for such defaulted amounts. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company holds collateral under reinsurance agreements in the form of letters of credit and trust agreements in various amounts with various reinsurers totaling $66.4 million at December 31, 2002 that can be drawn on in the event of default.

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

Net premiums earned are presented net of ceded earned premiums of $27.0 million, $20.6 million and $19.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Loss and loss adjustment expenses incurred are presented, net of ceded losses of $0.8 million, $0.7 million and $1.9 million for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, ceded case reserves were $3.0 million and $2.1 million, respectively. Ceded portfolio reserves were $5.4 million at December 31, 2002 and 2001.

In accordance with an amendment to an existing reinsurance agreement, the Company received additional ceding commission income of $3.3 million in 2000 from the reinsurer. In addition, the Company bought back $2.6 million and $4.8 million of ceded premiums in 2002 and 2001, respectively, from the reinsurers and subsequently ceded the risk to a different reinsurer.

(8)	Loss and Loss Adjustment Expenses

Activity in the reserve for loss and loss adjustment expenses is summarized as follows (in thousands):

	Year ended December 31
	2002	2001	2000
Balance at January 1	$48,855	46,707	45,201
Less reinsurance recoverable	(9,640)	(8,956)	(8,118)

Net balance at January 1	39,215	37,751	37,083

Incurred related to:
Current year	5,074	—	119
Prior years	3,127	1,752	631
Portfolio reserves	(7,700)	—	2,800

Total incurred	501	1,752	3,550

Paid related to:
Current year	—	—	(6)
Prior years	(219)	(288)	(2,876)

Total paid	(219)	(288)	(2,882)

Net balance at December 31	39,497	39,215	37,751
Plus reinsurance recoverable	8,371	9,640	8,956

Balance at December 31	$47,868	48,855	46,707

During 2002, the decrease in the incurred portfolio reserve and the increase in the case reserves principally related to the establishment of case reserves on several structured finance transactions of one particular issuer. Certain transactions related to the issuer were identified as potential problem credits in 2001 and 2000 and case reserves were established during those years. In 2000, the Company increased its portfolio reserves related to such transactions. In 2002, there was further adverse development on such transactions and a determination was made by management that several other transactions related to that issuer also required case reserves.

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(9)	Related Party Transactions

The Company has various agreements with subsidiaries of GE and GE Capital. These business transactions include appraisal fees and due diligence costs associated with underwriting structured finance mortgage-backed security business; certain payroll and office expenses incurred but processed by a GE subsidiary; investment fees pertaining to the management of the Company’s investment portfolio; and telecommunication service charges. Approximately $2.2 million, $1.2 million and $1.3 million in expenses were incurred in 2002, 2001 and 2000, respectively, related to such transactions and are reflected in the accompanying consolidated financial statements.

The Company also insured certain nonmunicipal issues with GE Capital involvement as sponsor of the insured securitization and/or servicer of the underlying assets. For some of these issues, GE Capital also provides first loss protection in the event of default. Gross premiums written on these issues amounted to $.05 million in 2002, $0.1 million in 2001 and $0.3 million in 2000. As of December 31, 2002, par outstanding on these deals before reinsurance was $80.9 million.

The Company insures bond issues and securities in trusts that were sponsored by affiliates of GE (approximately 1% of gross premiums written) in 2002, 2001 and 2000.

The dividends paid by FGIC in 2002 were transferred to GE Capital for investment and are recorded as a receivable from affiliate in the accompanying consolidated balance sheet.

Under the terms of an agreement dated May 14, 1993 and renewed through March 31, 2004, GE Capital has agreed to purchase common shares up to an aggregate fair value of $300 million in the event that a rating downgrade of the Corporation and its subsidiary, FGIC, are imminent. The commitment was increased on August 7, 2001 from $150 million to $300 million. In exchange for this commitment, the Company pays an annual commitment fee of 0.60% of the then outstanding commitment at each quarter end.

(10)	Compensation Plans

Officers and other key employees of the Company participate in the Parent’s incentive compensation, deferred compensation and profit sharing plans. Expenses incurred by the Company under compensation plans and bonuses amounted to $3.8 million, $2.7 million and $2.5 million in 2002, 2001 and 2000, respectively and are reflected in the accompanying consolidated financial statements.

(11)	Dividends

Under New York insurance law, FGIC may pay a dividend to the Corporation only from earned surplus subject to the following limitations: (a) statutory surplus after such dividend may not be less than the minimum required paid-in capital, which was $72.5 million in 2002 and 2001, and (b) dividends may not exceed the lesser of 10% of its surplus or 100% of adjusted net investment income, as defined by New York insurance law, for the twelve-month period ending on the preceding December 31, without the prior approval of the New York State Superintendent of Insurance. At December 31, 2002, $97.8 million in dividends were available for payment in 2003 without prior approval of the New York State Insurance Department.

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

During 2002, 2001 and 2000, FGIC declared and paid dividends of $100.0 million, $200.0 million and $250.0 million, respectively. The $200.0 million and $250.0 million in dividends declared in 2001 and 2000, respectively, were approved by the New York State Superintendent of Insurance as extraordinary dividends.

During 2002, 2001 and 2000, the Corporation declared and paid dividends of $0 million, $200.00 million and $250.00 million, respectively.

(12)    Financial Instruments

(a)	Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Fixed Maturity Securities and Preferred Stock: Fair values for fixed maturity securities and preferred stock are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using quoted market prices for similar securities. Fair value disclosure for fixed maturity securities and preferred stock are included in the consolidated balance sheets and in note 5.

Short-Term Investments: Short-term investments are carried at cost, which approximates fair value.

Cash, Accrued Investment Income, Prepaid Expenses and Other Assets, Receivable from Affiliate, Ceded Reinsurance Balances Payable, Accounts Payable and Accrued Expenses and Payable for Securities Purchased: The carrying amounts of these items approximate their fair values.

The estimated fair values of the Company’s financial instruments at December 31, 2002 and 2001 are as follows (in thousands):

	2002		2001
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash:
On hand and in-demand accounts	$7,260	7,260	281	281
Short-term investments	43,144	43,144	255,271	255,271
Fixed maturity securities	2,795,382	2,795,382	2,317,022	2,317,022
Preferred stock	30,090	30,090	29,888	29,888

Financial Guarantees: The carrying value of the Company’s financial guarantees is represented by the unearned premium reserve, net of deferred acquisition costs, and loss and loss adjustment expense reserves. Estimated fair values of these guarantees are based on amounts currently charged to enter into similar agreements (net of applicable ceding commission), discounted cash flows (5% discount rate at December 31, 2002 and 2001) considering contractual revenues to be received adjusted for expected prepayments, the present value of future obligations and estimated losses and current interest rates. The estimated fair values of such financial guarantees range between $603.2 million and $664.0 million compared to a carrying value of $521.5 million as of December 31, 2002 and between $449.6 million and $494.7 million compared to a carrying value of $450.0 million as of December 31, 2001.

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

As of December 31, 2002 and 2001, the net present value of future installment premiums was $100.2 million and $105.7 million, respectively, discounted at 5% at December 31, 2002 and 2001.

(b)	Concentrations of Credit Risk

The Company considers its role in providing insurance to be credit enhancement rather than credit substitution. The Company insures only those securities that, in its judgment, are of investment grade quality. The Company has established and maintains its own underwriting standards that are based on those aspects of credit that the Company deems important for the particular category of obligations considered for insurance. Credit criteria include economic and social trends, debt management, financial management and legal and administrative factors, the adequacy of anticipated cash flows, including the historical and expected performance of assets pledged for payment of securities under varying economic scenarios and underlying levels of protection such as insurance or over-collateralization.

In connection with underwriting new issues, the Company sometimes requires, as a condition to insuring an issue, that collateral be pledged or, in some instances, that a third-party guarantee be provided for a term of the obligation insured by a party of acceptable credit quality obligated to make payment prior to any payment by the Company. The types and extent of collateral pledged varies, but may include residential and commercial mortgages, corporate debt, government debt and consumer receivables.

As of December 31, 2002, the Company’s total insured principal exposure to credit loss in the event of default by bond issues was $188.0 billion, net of reinsurance of $37.4 billion. The Company’s insured portfolio as of December 31, 2002 was broadly diversified by geography and bond market sector with no single debt issuer representing more than 1% of the Company’s principal exposure outstanding, net of reinsurance.

As of December 31, 2002, the composition of principal exposure by type of issue, net of reinsurance, was as follows (in millions):

Net principal outstanding
Municipal:
General obligation	$91,808
Special revenue	78,915
Industrial revenue	341
Nonmunicipal	16,893

Total	$187,957

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

As of December 31, 2002, the composition of principal exposure ceded to reinsurers was as follows (in millions):

Ceded principal outstanding
Reinsurer:
Ace Guarantee Inc.	$11,646
Radian Reinsurance Company	7,809
Axa Re Finance	5,220
American Re-Insurance Company	4,926
Other	7,872

Total	$37,473

The Company did not have recoverables in excess of 3% of equity from any single reinsurer.

The Company’s gross and net exposure outstanding, which includes principal and interest, was $384.6 billion and $317.0 billion, respectively, as of December 31, 2002.

The Company is authorized to do business in 50 states, the District of Columbia, and in the United Kingdom and France. Principal exposure outstanding at December 31, 2002 by state, net of reinsurance, was as follows (in millions):

Net principal outstanding
California	$20,809
New York	17,242
Pennsylvania	15,426
Florida	15,039
Illinois	13,322
Texas	9,896
Michigan	7,522
New Jersey	7,493
Massachusetts	5,528
Washington	5,050

Subtotal	117,327
Other states	70,472
International	158

Total	$187,957

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(13)    Commitments

Total rent expense was $4.3 million, $2.2 million and $2.4 million in 2002, 2001 and 2000, respectively. The minimum future rental payments under noncancelable operating leases, net of subleases, having remaining terms in excess of one year approximate (in thousands):

Amount
Year:
2003	$2,770
2004	2,770
2005	2,770
2006	2,770

Total minimum future rental payments	$11,080

(14)    Comprehensive Income

Comprehensive income requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheets. Accumulated other comprehensive income (loss) of the Company consists of net unrealized gains on investment securities and foreign currency translation adjustments.

The following are the reclassification adjustments for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	2002
	Before tax amount	Tax	Net of tax amount
Unrealized holding gains arising during the period	$171,797	(60,129)	111,668
Less reclassification adjustment for gains realized in net income	(68,546)	23,991	(44,555)

Unrealized gains on investments	$103,251	(36,138)	67,113

	2001
	Before tax amount	Tax	Net of tax amount
Unrealized holding gains arising during the period	$20,213	(7,075)	13,138
Less reclassification adjustment for gains realized in net income	(77,043)	26,965	(50,078)

Unrealized losses on investments	$(56,830)	19,890	(36,940)

	2000
	Before tax amount	Tax	Net of tax amount
Unrealized holding gains arising during the period	$128,001	(44,801)	83,200
Less reclassification adjustment for gains realized in net income	(21,929)	7,675	(14,254)

Unrealized gains on investments	$106,072	(37,126)	68,946

(Continued)

FGIC CORPORATION AND SUBSIDIARY

(A Wholly-Owned Subsidiary of

FGIC Holdings, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002 and 2001

(15)    Sale of FGIC Corporation

On August 4, 2003, GE announced its intent to sell the majority of GE Capital’s investment in the Corporation to a consortium of investors led by The PMI Group, Inc. (PMI), for approximately $2.16 billion including an estimated pre-closing dividend of $260 million. PMI’s investment will be approximately 42%, while the Blackstone Group, The Cypress Group, and CIVC Partners will own approximately 23%, 23%, and 7%, respectively. GE will retain an interest of approximately 5%. The completion of the transaction is subject to normal regulatory approvals, confirmation of ratings by the rating agencies and other customary closing conditions. The acquisition is expected to be completed in the fourth quarter of 2003.

(Continued)

THE PMI GROUP, INC.

$800,000,000

DEBT SECURITIES

PREFERRED STOCK

COMMON STOCK

DEPOSITARY SHARES

WARRANTS

STOCK PURCHASE CONTRACTS

UNITS

The PMI Group, Inc. from time to time may offer to sell debt securities, warrants, stock purchase contracts, preferred stock, either directly or represented by depositary shares, and common stock, either individually or in units. We may also offer common stock issuable upon the conversion of debt securities or preferred stock, the exercise of warrants or pursuant to stock purchase contracts. The total amount of these securities will have an initial aggregate offering price of up to $800,000,000, or the equivalent amount in other currencies, currency units or composite currencies. Our common stock is listed on the New York Stock Exchange and trades under the symbol “PMI”.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated October 3, 2003.

Limitations on Ownership of our Voting Securities

The PMI Group, Inc. owns, or is affiliated with, insurance companies domiciled in Arizona, Florida and Wisconsin. If the proposed acquisition of FGIC Corporation described in the documents incorporated by reference into this prospectus is completed, The PMI Group will be affiliated with Financial Guaranty Insurance Company, or FGIC, an insurance company domiciled in New York. Under Arizona and Wisconsin law, no person may acquire control of The PMI Group and thereby acquire indirect control of its insurance subsidiaries or affiliated companies unless applicable regulatory requirements, which may include the requirement to file applications with, or obtain approvals from, the relevant insurance departments, are satisfied. With respect to Arizona, the ownership of 10% or more of our voting securities is presumed to confer control unless a disclaimer of control is filed with the appropriate insurance department and is not disallowed. The applicable provisions of Arizona law define voting securities to include securities convertible into or otherwise representing the right to acquire securities with the right to vote. Under Wisconsin law, ownership of more than 10% of voting securities raises a rebuttable presumption of control. Pursuant to Wisconsin law, voting securities include securities convertible into or evidencing the right to acquire securities with the right to vote. Under Florida law, no person may acquire 5% or more of The PMI Group’s voting securities without the approval of the Florida Department of Insurance. However, a person that acquires less than 10% of The PMI Group’s voting securities may file a disclaimer with the Florida Department of Insurance and that filing will relieve such person of its obligations to obtain the requisite approval unless the Department disallows the disclaimer. Under Florida law, voting securities include any securities convertible into or evidencing a right to acquire a voting security. Under New York law, no person may acquire control of The PMI Group and thereby acquire indirect control of FGIC unless applicable regulatory requirements, which may include the requirement to file an application with and obtain approval from, the New York superintendent of insurance, are satisfied. For this purpose, the ownership of 10% or more of our voting securities is presumed to confer control unless the New York superintendent determines, upon application, that control does not exist. Under New York law, voting securities include securities convertible into or otherwise representing the right to acquire securities with the right to vote. For purposes of these state statutes and regulations, direct or indirect ownership of those insurance subsidiaries or affiliated companies by entities under common control may be aggregated. Accordingly, any investor that may through its ownership, and the ownership of affiliates or other third parties whose holdings are required to be aggregated with those of such investor, of common stock, our existing 2.5% convertible notes and/or other securities that are considered to be voting securities be deemed to own 5% or 10%, as the case may be, of our common stock, should consult with its legal advisors to ensure that it complies with applicable requirements of Arizona, Florida, Wisconsin and, if the proposed acquisition of FGIC is completed, New York law.

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or continuous offering process. Under this shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $800,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of the securities being offered. That prospectus supplement may include a discussion of any risk factors or other special considerations that apply to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Available Information”.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Available Information”.

When acquiring any securities discussed in this prospectus, you should rely only on the information provided in this prospectus and the prospectus supplement, including the information incorporated by reference. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of those documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “The PMI Group”, “we”, “us”, “our”, or similar references mean The PMI Group, Inc. together with its subsidiaries.

FORWARD LOOKING STATEMENTS

Certain statements made by us in this prospectus, any prospectus supplement and other documents filed with the SEC that are not historical facts, or are preceded by, followed by or include the words “believes”, “expects”, “anticipates”, “estimates” or similar expressions, or that relate to future plans, events or performances are forward-looking statements within the meaning of the federal securities laws.

When a forward-looking statement includes an underlying assumption, we caution that, while we believe the assumption to be reasonable and make it in good faith, assumed facts almost always vary from actual results, and the difference between assumed facts and actual results can be material. Where, in any forward-looking statement, we express an expectation or belief as to future results, there can be no assurance that the expectation or belief will result. Information regarding important factors that could cause actual results to differ, perhaps materially, from those in any forward-looking statements is contained from time to time in our periodic filings with the SEC, including under the caption “Cautionary Statement Regarding Forward-Looking Information” in our Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated into this prospectus by reference, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cautionary Statement Regarding Forward-Looking Information” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, which is incorporated into this prospectus by reference. See “Available Information” for information about how to obtain a copy of these and our other periodic filings with the SEC. Forward-looking statements also involve a number of risks and uncertainties, including, but not limited to, the risks described under the heading “Investment Considerations” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and in our Annual Report on Form 10-K for the year ended December 31, 2002, each of which is incorporated into this prospectus by reference. All forward-looking statements are qualified by and should be read in conjunction with those risk factors. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE PMI GROUP, INC.

The PMI Group, Inc. is an international provider of credit enhancement products and lender services that promote homeownership and facilitate mortgage transactions in the capital markets. Through our wholly-owned subsidiaries and unconsolidated strategic investments, we offer residential mortgage insurance and credit enhancement products domestically and internationally, residential lender services and financial guaranty reinsurance.

We were incorporated under the laws of Delaware in 1972, our principal executive offices are located at 3003 Oak Road, Walnut Creek, California 94597-2098, and our telephone number is (925) 658-7878.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth The PMI Group’s consolidated ratio of earnings to fixed charges for each of the periods indicated.

For purposes of the ratio of earnings to fixed charges, “earnings” represent income from continuing operations before income taxes plus fixed charges. Income does not include equity earnings in unconsolidated subsidiaries less than 50% owned. “Fixed charges” represent interest expense plus that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense plus distributions on redeemable capital securities. As of the date of this prospectus, we have no preferred stock outstanding.

	Year Ended December 31,					Six Months Ended June 30, 2003
	1998	1999	2000	2001	2002
Ratio of Earnings to Fixed Charges (unaudited)	15.3	15.3	17.1	16.8	15.7	11.9

USE OF PROCEEDS

Except as we may specifically state in any prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes.

DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

This section outlines some of the provisions of the indentures and the debt securities. This information may not be complete in all respects and is qualified entirely by reference to the indentures under which the debt securities are issued. These indentures are incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This information relates to terms and conditions that generally apply to the debt securities. The specific terms of any series of debt securities will be described in the prospectus supplement. If so described in a prospectus supplement, the terms of that series may differ from the general description of the terms presented below.

Debt Securities May Be Senior or Subordinated

We may issue senior or subordinated debt securities. Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus, by owning a debt security, you are one of our unsecured creditors.

The senior debt securities will constitute part of our senior debt, will be issued under our senior debt indenture described below and will rank equally with all of our other unsecured and unsubordinated debt.

The subordinated debt securities will constitute part of our subordinated debt, will be issued under our subordinated debt indenture described below and will be subordinated in right of payment to all of our “senior debt”, as defined in the subordinated debt indenture. The prospectus supplement for any series of subordinated debt securities will indicate the approximate amount of senior debt outstanding as of the end of our most recent fiscal quarter. Neither indenture limits our ability to incur additional senior indebtedness.

When we refer to “debt securities” in this prospectus, we mean both the senior debt securities and the subordinated debt securities.

The Senior Debt Indenture and the Subordinated Debt Indenture

The senior debt securities and the subordinated debt securities are each governed by a document called an indenture—the senior debt indenture, in the case of the senior debt securities, and the subordinated debt indenture, in the case of the subordinated debt securities. Each indenture is a contract between us and The Bank of New York, which will initially act as trustee. The indentures are substantially identical, except for the provisions relating to subordination, which are included only in the subordinated indenture.

The trustee under each indenture has two main roles:

•	First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, which we describe later under “—Events of Default”; and

•	Second, the trustee performs administrative duties for us, such as sending you interest payments and notices.

When we refer to the indenture or the trustee with respect to any debt securities, we mean the indenture under which those debt securities are issued and the trustee under that indenture.

The indentures permit us to issue different series of securities from time to time. We may issue securities in such amounts, at such times and on such terms as we wish. The debt securities may differ from one another in their terms. Neither indenture limits the aggregate amounts of debt securities that we may issue or the aggregate amount of any particular series.

The indentures and the debt securities are governed by New York law.

This Section Is Only a Summary

Because this section is a summary, it does not describe every aspect of the debt securities. The indentures, any supplemental indentures and the debt securities contain the full legal text of the matters described in this section. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures, including definitions of some of the terms used in the indentures. We also include references in parentheses to some sections and articles of the indentures. Whenever we refer to particular sections, articles or defined terms of the indentures in this prospectus or in the prospectus supplement, those sections, articles or defined terms are incorporated by reference here or in the prospectus supplement. The indentures are exhibits to our registration statement. See “Available Information” for information on how to obtain a copy. This summary is also subject to and qualified by reference to the description of the particular terms of your series of debt securities described in any prospectus supplement.

Specific Terms of a Series of Debt Securities

In this section we summarize only the more important terms of the indentures that will apply generally to the debt securities. Each particular debt security will have financial, legal and other terms specific to it, and the specific terms of each debt security will be described in the applicable prospectus supplement. Those terms may vary from the terms described here. As you read this section, therefore, please remember that the specific terms of your debt security as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. The statements we make in this section may not apply to your debt security.

We may issue the debt securities as original issue discount securities, which are debt securities that are offered and sold at a substantial discount to their stated principal amount. (Section 101) The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as well as composite currencies or composite currency units, as described in more detail in the prospectus supplement relating to any of these types of debt securities.

The prospectus supplement relating to a series of debt securities will specify whether the securities are senior or subordinated debt securities and will describe the following terms of the series (Section 301):

•	the title of the series;

•	any limit on the aggregate principal amount of the series;

•	the manner in which we will pay interest on the debt securities;

•	the date or dates on which we will pay the principal of the debt securities;

•	the rate per annum, which may be fixed or variable, at which the debt securities will bear interest, if any, and the date from which that interest will accrue;

•	the dates on which interest, if any, will be payable and the regular record dates for the interest payment dates;

•	any mandatory or optional sinking funds or analogous provisions, or provisions for redemption at the option of the holder;

•	any redemption provisions, including redemption prices;

•	any terms and conditions upon which we will repurchase debt securities at the option of the holders of the debt securities;

•	the denominations in which debt securities will be issuable, if other than denominations of $1,000 and integral multiples of $1,000;

•	the currency of payment of the debt securities if other than U.S. dollars and the manner of determining the equivalent amount in U.S. dollars;

•	if payments are to be made, at your option or ours, in a different currency, how the amount and manner of these payments will be determined;

•	any index used to determine the amount payable in respect of the debt securities;

•	if other than 100%, the portion of the principal amount that shall be payable upon acceleration of maturity following an event of default;

•	whether the provisions described under “Defeasance and Discharge” apply to the debt securities;

•	any right to convert the series into shares of our common stock or other securities or property;

•	whether the debt securities will be issuable in the form of a global security, the depository with respect to the debt securities, and any special circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee;

•	any change to the events of default that apply to the debt securities and any change in the rights of the trustee or holders to declare the principal amount due and payable following an event of default;

•	any change in the covenants contained in the indentures; and

•	any other special features of the debt securities.

Special U.S. Federal income tax considerations may apply to a series of debt securities issued as original issue discount securities. These tax considerations will be discussed in the related prospectus supplement. In addition, if any special U.S. Federal income tax considerations apply to a series of debt securities denominated in a currency or currency unit other than U.S. dollars, the related prospectus supplement will describe those considerations.

Conversion Rights

If debt securities of any series are convertible into our common stock or other securities or property, the related prospectus supplement will discuss the conversion terms. Those terms will include provisions as to whether the conversion is mandatory or at the option of the holder and may also include provisions for calculating the number of shares of common stock or other securities or property to be delivered upon conversion. (Article Fourteen)

Subordination of Subordinated Debt Securities

Holders of subordinated debt securities should recognize that contractual provisions in the subordinated debt indenture may prohibit us from making payments on those securities. Subordinated debt securities are subordinate in right of payment, to the extent and in the manner stated in the subordinated debt indenture, to all our senior debt, including all debt securities we have issued that constitute senior debt and all debt securities we will issue under the senior debt indenture.

The subordinated debt indenture defines “senior debt” as all indebtedness and other payment obligations of The PMI Group relating to its debt, as defined below, including:

•	overdraft obligations;

•	obligations under foreign exchange contracts and currency exchange agreements;

•	letters of credit;

•	bankers’ acceptances;

•	interest rate protection agreements; and

•	any loans or advances from banks;

whether or not evidenced by notes or similar instruments and whether existing now or in the future. All amendments, renewals, extensions, modifications and refundings of these obligations will also be included in senior debt. Senior debt excludes the subordinated debt securities and any other indebtedness or obligations specifically designated as being subordinate, or not superior, in right of payment to the subordinated debt securities.

As defined in the subordinated debt indenture, “debt” means:

•	every obligation for borrowed money;

•	every obligation evidenced by bonds, debentures, notes, or other similar instruments;

•	every reimbursement obligation under letters of credit, bankers’ acceptances or similar facilities;

•	every obligation issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or payment obligations arising in the ordinary course of business;

•	the redemption or repayment price of any redeemable stock; and

•	every obligation listed above incurred by another person, or payment of dividends by another person, the payment of which is guaranteed by The PMI Group.

The subordinated debt indenture provides that, unless all principal of and any premium or interest on the senior debt has been paid in full, no payment or other distribution may be made in respect of any subordinated debt securities in the following circumstances:

•	in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, debt restructuring or other similar proceeding involving, or any liquidation, dissolution or other winding up of, or any assignment for the benefit of creditors or any other marshalling of assets and liabilities of, The PMI Group (Section 1502, subordinated debt indenture);

•	in the event that any subordinated debt securities have been declared due and payable before their stated maturity (Section 1503, subordinated debt indenture); or

•	in the event of a default in any payment with respect to senior debt, or any event of default relating to any senior debt that would permit the acceleration of its maturity, or if any judicial proceeding is pending in respect of any default of this kind (Section 1504, subordinated debt indenture).

For the purposes of the subordination provisions, the payment of cash or delivery of property or securities upon conversion of a subordinated debt security, excluding delivery of our common stock and certain of our subordinated securities, will be deemed a payment of the principal of that subordinated debt security.

Legal Ownership

Street Name and Other Indirect Holders

Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by us as legal holders of debt securities. This is called holding in street name. Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold debt securities in street name, you should check with your own institution to find out:

•	how it handles debt securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting, if it were ever required;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder as described below; and

•	how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, under the debt securities run only to persons who are registered as holders of debt securities. As noted above, we do not have obligations to you if you hold in street name or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Global Securities

What is a Global Security?    A global security is a special type of indirectly held security, as described above under “—Street Name and Other Indirect Holders”. If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners of global securities can only be indirect holders. We require that the global security be registered in the name of a financial institution we select.

We also require that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described in the section “Legal Ownership and Book-Entry Issuance” below occur. The financial institution that acts as the sole direct holder of the global security is called the depositary. Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of debt securities will be issued only in the form of global securities.

Further details of legal ownership are discussed in the section “Legal Ownership and Book-Entry Issuance”.

In the remainder of this description “you” means direct holders and not street name or other indirect holders of debt securities. Indirect holders should read the previous subsection entitled “Street Name and Other Indirect Holders”.

Overview of Remainder of This Description

The remainder of this description summarizes:

•	Additional mechanics relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments.

•	Your rights under several special situations, such as if we merge with another company or if we want to change a term of the debt securities.

•	Covenants contained in the indentures that restrict our ability to incur liens and require us to perform various acts. A particular series of debt securities may have additional covenants.

•	Your rights if we default or experience other financial difficulties.

•	Our relationship with the trustee.

Additional Mechanics

Exchange and Transfer

Unless otherwise provided in the prospectus supplement, debt securities will have a minimum denomination of $1,000. You may have your debt securities divided into more debt securities of smaller denominations, but not below the minimum denomination, or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section 305) This is called an exchange.

You may exchange or transfer your debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform the service ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also register transfers of the debt securities. (Section 305)

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange of a debt security will only be made if the security registrar is satisfied with your proof of ownership.

If we designate additional transfer agents, they will be named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section 1002)

If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed. (Section 305)

Payment and Paying Agents

We will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and is stated in the prospectus supplement. (Section 307)

We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. That office is currently located at The Bank of New York, Corporate Trust Trustee Administration, 101 Barclay Street, Floor 8 West, New York, New York 10286. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

Interest on global securities will be paid to the holder of the securities by wire transfer of same-day funds.

Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called accrued interest.

Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent. We must notify the trustee of changes in the paying agents for any particular series of debt securities. (Section 1002)

Notices

We and the trustee will send notices only to direct holders, using their addresses as listed in the trustee’s records. (Sections 101 and 106)

Regardless of who acts as paying agent, all money that we pay to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to The PMI Group. After that two-year period, you may look only to The PMI Group for payment and not to the trustee, any other paying agent or anyone else. (Section 1003)

Special Situations

Mergers and Similar Events

We are generally permitted to consolidate or merge with another company or firm. We are also permitted to sell or lease substantially all of our assets to another firm or to buy or lease substantially all of the assets of another firm. However, we may not take any of these actions unless certain specified conditions are met, including the following:

•	Where we merge out of existence or sell or lease our assets, the other firm must be an entity that is organized under U.S., Bermuda or Cayman Island laws and must assume our obligations on the debt securities.

•	The merger, sale or lease of assets or other transaction must not cause a default on the debt securities, and we must not already be in default. For purposes of this test, a default would include an event of default that has occurred and not been cured, as described under “—Events of Default—What Is an Event of Default?” A default for this purpose would also include any event that would be an event of default if the requirements for giving us a notice of default or for our default having to continue for a specific period of time were disregarded.

•	It is possible that the merger, sale or lease of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay our obligations to those lenders. We are obligated to limit these preferential rights on our property, called liens, as discussed later under “—Covenants in the Senior Debt Indenture—Limitations on Liens”. If a merger or other transaction would create any liens on our property, we must comply with that covenant.

•	We must deliver to the trustee an officers’ certificate and opinion of counsel confirming that, among others, the merger, sale or lease of assets or other transaction complies with the above conditions and, in the case of a merger or consolidation in which we merge out of existence and our successor is an entity organized under the laws of Bermuda or the Cayman Islands, that the merger will not result in any material adverse tax consequences to holders of debt securities. (Section 801)

Modification and Waiver

There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Your Approval.    First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes that require the approval of each holder of debt securities:

•	change the stated maturity of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	change the place or currency of payment on a debt security;

•	impair your right to sue for payment;

•	in the case of subordinated debt securities, modify the subordination provisions in a manner adverse to the holders;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indentures;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with the indentures or to waive defaults;

•	modify any other aspect of the provisions dealing with modification and waiver of the indentures; and

•	any change that adversely affects certain of your conversion rights or decreases the conversion rate or increases your conversion price. (Section 902)

Changes Requiring a Majority Approval.    The second type of change to the indentures and the debt securities is the kind that requires an approval by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category. Majority approval would be required for us to obtain a waiver of all or part of the covenants described under “—Covenants in the Senior Debt Indenture” below, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indentures or the debt securities listed in the first category described above under “—Changes Requiring Your Approval” unless we obtain your individual consent to the waiver. (Section 513)

Changes Not Requiring Approval.    The third type of change does not require any approval by holders of debt securities. This type is limited to clarifications and other changes that would not adversely affect holders of the debt securities in any material respect. (Section 901)

Further Details Concerning Votes and Consents

When seeking approval, we will use the following rules to determine whether the holders of the requisite principal amount of the outstanding securities have given, made or taken any action under the indenture as of any date:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent determined as described in the prospectus supplement. (Section 101)

•	Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption, if they have been fully defeased as described later under “—Defeasance and Discharge” or if they are owned by The PMI Group or any of its affiliates. (Section 1302)

•

We will generally be entitled to set any day as a record date to determine the holders of outstanding debt securities that are entitled to vote or take other action under the indentures. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or another period that we may specify, or as the trustee may specify if it set the record date. We may shorten or lengthen, but not beyond 180 days, this period from time to time. (Section 104)

Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indentures or the debt securities or request a waiver.

Covenants in the Senior Debt Indenture

Limitations on Liens

Unless otherwise provided in the prospectus supplement, so long as the debt securities are outstanding, we and our subsidiaries may not create, issue, assume, incur or guarantee any indebtedness for borrowed money which is secured by a lien, mortgage, pledge, security interest or other encumbrance of any nature on any of the present or future capital stock of PMI Mortgage Insurance Co., or PMI, or on the capital stock of any subsidiary having control of PMI, which capital stock is owned by us, unless the debt securities and, if we elect, any other indebtedness ranking at least equally with the debt securities, are secured equally and ratably with or prior to that other indebtedness for borrowed money so long as that other indebtedness is outstanding. (Section 1008)

Limitations on Disposition of Stock of PMI Mortgage Insurance Co.

Unless otherwise provided in the prospectus supplement, so long as the debt securities are outstanding, we and our subsidiaries may not sell, transfer, or otherwise dispose of any shares of capital stock of PMI or of any corporation having control of PMI, except for a sale, transfer or other disposition of:

•	any such capital stock to another direct or indirect wholly-owned subsidiary of The PMI Group;

•	all of the shares of capital stock of PMI for at least fair value, as determined in good faith by our board of directors; or

•	shares of the capital stock of PMI for at least fair value, as determined in good faith by our board, if, after giving effect to the transfer, we and our subsidiaries would own more than 80% of the issued and outstanding voting stock of PMI. (Section 1008)

The term “subsidiary” means any corporation of which we and/or one or more of our other subsidiaries directly or indirectly own at least a majority of the outstanding voting stock having the authority to elect a majority of the board of directors. For the purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors. (Section 101)

Defeasance and Discharge

The following discussion of full defeasance and discharge will apply to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will say so in the prospectus supplement. (Section 1301)

The indentures provide that if we choose to have the defeasance and discharge provision (Section 1302) applied to the debt securities, we can legally release ourselves from any payment or other obligations on the debt securities, except for the ministerial obligations described below, if we put in place the following arrangements for you to be repaid and comply with other requirements set forth in the indentures:

•	We must deposit in trust for the benefit of all direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make any interest, premium, principal or other payments on the debt securities on their various due dates.

•	We must deliver to the trustee a legal opinion of our counsel confirming that we received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or there has been a change in U.S. federal income tax law, and, in either case, under then current U.S. law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

•	In the case of the subordinated debt securities, no default in the payment of any principal of or premium or interest on any senior debt may have occurred and be continuing, no event of default with respect to any senior debt may have resulted in acceleration of the maturity of the senior debt, and no other event of default with respect to any senior debt may have occurred and be continuing permitting the holders of such senior debt to accelerate the maturity of the senior debt. (Section 1304 in the subordinated debt indenture)

In addition, the subordinated debt indenture provides that if we choose to have the defeasance and discharge provision applied to the subordinated debt securities, the subordination provisions of the subordinated debt indenture will become ineffective.

However, even if we make the deposit in trust and opinion delivery arrangements discussed above, a number of our obligations relating to the debt securities will remain. These include our obligations:

•	to register the transfer and exchange of debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Covenant Defeasance

The indentures also allow us to choose whether covenant defeasance will apply to any series of debt securities. If we do so choose, we will say so in the prospectus supplement.

The indentures provide that if we choose to have the covenant defeasance provision (Section 1303) applied to any debt securities, we need not comply with, among others, the restrictions described above under “—Covenants in the Senior Debt Indenture” in the case of the senior debt indenture, in the third bullet point under “—Special Situations—Mergers and Similar Events” and, in the case of the subordinated debt indenture, the provisions relating to subordination. In addition, covenant defeasance would also render ineffective any event of default provisions relating to many of the restrictive covenants. These provisions are discussed below under “—Events of Default”. Any of our other obligations affected by covenant defeasance will be specified in the prospectus supplement.

In order to exercise the covenant defeasance option, we must put into place the same deposit in trust and similar opinion delivery arrangements as those discussed above under “—Defeasance and Discharge” and comply with other requirements set forth in the indentures.

Events of Default

You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

What Is an Event of Default?    The term “event of default” means any of the following:

•	We fail to pay the principal or any premium on a debt security on the stated maturity date.

•	We fail to pay interest on a debt security within 30 days from the relevant due date.

•	We do not deposit any sinking fund payment on its due date.

•	We remain in breach of specified covenants in the indentures for 60 days after we receive a notice of default stating that we are in breach. The notice must be sent by the trustee or by holders of at least 25% in principal amount of the relevant series of debt securities.

•	Either we or PMI default under any indebtedness for money borrowed if:

(a)	that default either (1) results from the failure to pay the principal of that indebtedness at its stated maturity or (2) relates to an obligation other than the obligation to pay the principal of that indebtedness at its stated maturity and results in that indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable,

(b)	the principal amount of that indebtedness, together with the principal amount of any other indebtedness in default for failure to pay principal at stated maturity or the maturity of which has been so accelerated, aggregates $50,000,000 or more at any one time outstanding and

(c)	that indebtedness is not discharged, or the acceleration is not rescinded or annulled, within 30 days after written notice as provided in the indenture.

•	A court enters a decree of bankruptcy, insolvency or reorganization against us.

•	We file voluntary proceedings under bankruptcy, insolvency or reorganization laws.

•	Any other event of default described in the prospectus supplement occurs. (Section 501)

Remedies If an Event of Default Occurs.    If an event of default other than those described in the sixth or seventh bullet point above has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series. If any event of default described in the sixth or seventh bullet point above occurs, the entire principal amount of all the debt securities of that series shall automatically, and without any declaration or other action on the part of the trustee or any holder, become immediately due and payable. (Section 502)

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indentures at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This protection is called an indemnity. (Section 603) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing other actions under the indentures. (Section 512)

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured;

•	The holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	No inconsistent direction must have been given to the trustee during the 60-day period from the holders of a majority in principal amount of the outstanding debt securities of the relevant series. (Section 507)

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

We will furnish to the trustee every year a written statement from some of our designated officers certifying that, to their knowledge, we are in compliance with the indentures and the debt securities, or else specifying any default. (Section 1004)

DESCRIPTION OF PREFERRED STOCK WE MAY OFFER

This section describes the general terms and provisions of the preferred stock we may offer. This information may not be complete in all respects and is qualified entirely by reference to our restated certificate of incorporation, as amended. The specific terms of any series will be described in a prospectus supplement. Those terms may differ from the terms discussed below. Any series of preferred stock we issue will be governed by our restated certificate of incorporation, as amended, and by the certificate of designations relating to that series. We will file the certificate of designations with the SEC and incorporate it by reference as an exhibit to our registration statement at or before the time we issue any preferred stock of that series.

Authorized Preferred Stock

Our restated certificate of incorporation, as amended, authorizes us to issue 5,000,000 shares of preferred stock, par value $0.01 per share. We may issue preferred stock from time to time in one or more series, without stockholder approval, when authorized by our board of directors.

Upon issuance of a particular series of preferred stock, our board of directors is authorized to specify:

•	the number of shares to be included in the series;

•	the annual dividend rate for the series and any restrictions or conditions on the payment of dividends;

•	the redemption price, if any, and the terms and conditions of redemption;

•	any sinking fund provisions for the purchase or redemption of the series;

•	if the series is convertible, the terms and conditions of conversion;

•	the amounts payable to holders upon our liquidation, dissolution or winding up; and

•	any other rights, preferences and limitations relating to the series.

The board’s ability to authorize, without stockholder approval, the issuance of preferred stock with conversion and other rights, may adversely affect the rights of holders of our common stock or other series of preferred stock that may be outstanding.

No shares of our preferred stock are currently issued and outstanding.

Specific Terms of a Series of Preferred Stock

The preferred stock we may offer will be issued in one or more series. Shares of preferred stock, when issued against full payment of its purchase price, will be fully paid and non-assessable. Their par value or liquidation preference, however, will not be indicative of the price at which they will actually trade after their issue. If necessary, the prospectus supplement will provide a description of U.S. Federal income tax consequences relating to the purchase and ownership of the series of preferred stock offered by that prospectus supplement.

The preferred stock will have the dividend, liquidation, redemption and voting rights discussed below, unless otherwise described in a prospectus supplement relating to a particular series. A prospectus supplement will discuss the following features of the series of preferred stock to which it relates:

•	the designations and stated value per share;

•	the number of shares offered;

•	the amount of liquidation preference per share;

•	the initial public offering price at which the preferred stock will be issued;

•	the dividend rate, the method of its calculation, the dates on which dividends would be paid and the dates, if any, from which dividends would cumulate;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

Rank

Unless otherwise stated in the prospectus supplement, the preferred stock will have priority over our common stock with respect to dividends and distribution of assets, but will rank junior to all our outstanding indebtedness for borrowed money. Any series of preferred stock could rank senior, equal or junior to our other capital stock, as may be specified in a prospectus supplement, as long as our restated certificate of incorporation so permits.

Dividends

Holders of each series of preferred stock shall be entitled to receive cash dividends to the extent specified in the prospectus supplement when, as and if declared by our board of directors, from funds legally available for the payment of dividends. The rates and dates of payment of dividends of each series of preferred stock will be stated in the prospectus supplement. Dividends will be payable to the holders of record of preferred stock as they appear on our books on the record dates fixed by our board of directors. Dividends on any series of preferred stock may be cumulative or non-cumulative, as discussed in the prospectus supplement.

Convertibility

Shares of a series of preferred stock may be exchangeable or convertible into shares of our common stock, another series of preferred stock or other securities or property. The conversion or exchange may be mandatory or optional. The prospectus supplement will specify whether the preferred stock being offered has any conversion or exchange features, and will describe all the related terms and conditions.

Redemption

The terms, if any, on which shares of preferred stock of a series may be redeemed will be discussed in the prospectus supplement.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of The PMI Group, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount described in the related prospectus supplement plus an amount equal to any accrued and unpaid dividends for the then-current dividend period (including any accumulation in respect of unpaid dividends for prior dividend periods, if dividends on that series of preferred stock are cumulative). These distributions will be made before any distribution is made on any securities ranking junior to the preferred stock with respect to liquidation, including our common stock. If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of that series will share ratably in proportion to the full liquidation preferences of each security. Holders of our preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights

The holders of shares of preferred stock will have no voting rights, except:

•	as otherwise stated in the applicable prospectus supplement;

•	as otherwise stated in the certificate of designations establishing the series; or

•	as required by applicable law.

No Other Rights

The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except:

•	as discussed above or in the prospectus supplement;

•	as provided in our restated certificate of incorporation and in the certificate of designations; and

•	as otherwise required by law.

Transfer Agent

The transfer agent for each series of preferred stock will be named and described in the prospectus supplement for that series.

DESCRIPTION OF COMMON STOCK WE MAY OFFER

The following summary description of our common stock is based on the provisions of our restated certificate of incorporation, as amended, and amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our restated certificate of incorporation, as amended, amended and restated bylaws and the Delaware General Corporation Law. For information on how to obtain copies of our restated certificate of incorporation, as amended, and amended and restated bylaws, see “Available Information”.

We may offer common stock issuable upon the conversion of debt securities or preferred stock, the exercise of warrants and pursuant to stock purchase contracts.

General

The following description of our capital stock is subject to our restated certificate of incorporation, as amended, and amended and restated bylaws and the provisions of applicable Delaware law.

Authorized Capital

We currently have authority to issue 250,000,000 shares of common stock, par value $0.01 per share. As of July 31, 2003, 88,860,307 shares of our common stock were outstanding.

Voting Rights

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Our restated certificate of incorporation, as amended, provides that, unless otherwise provided by applicable law or our restated certificate of incorporation, as amended, on any matter submitted to stockholders for a vote which was approved by the affirmative vote of less than two-thirds of our directors then on our board of directors, or by less than two-thirds of the directors on a committee of our board of directors if the matter was approved by the committee, then approval requires the affirmative vote of two-thirds of our outstanding shares if the matter is one that would otherwise require under Delaware law the affirmative vote of a majority of our outstanding shares or, for all other matters, two-thirds of the shares voting at the meeting called for the vote on the matter. Any change to our amended and restated bylaws requires a two-thirds vote of our outstanding shares of common stock.

Dividend and Liquidation Rights

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as our board of directors may from time to time determine. The shares of common stock are neither redeemable nor convertible. Holders of our common stock have no preemptive or subscription rights to purchase any securities of The PMI Group. Upon liquidation, dissolution or winding up of The PMI Group, the holders of our common stock are entitled to receive pro rata the assets of The PMI Group which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Share Purchase Rights Plan

We have adopted a preferred share purchase rights plan. Under the rights plan, we will issue one right to purchase one one-hundredth of a share of a series of our preferred stock with respect to each share of common stock that is issued. However, rights issued under the rights plan will not be exercisable initially. The rights will trade with our common stock and no certificates will be issued until certain triggering events occur. The rights plan has a 10-year term from January 26, 1998, but our board of directors will review the merits of redeeming or continuing the rights plan not less than once every three years. Rights issued under the plan will be exercisable only if a person or group acquires 10% or more of our stock or announces a tender offer for 10% or more of our common stock. If a person or group acquires 10% or more of our common stock, all rightholders except the buyer will be entitled to acquire our common stock at a discount and under certain circumstances to acquire shares of the acquiring company at a discount. The rights plan contains an exception that would allow passive institutional investors to acquire up to a 15% ownership interest before the rights would become exercisable.

Statutory Provisions Addressing Business Combinations

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. This statute prohibits a publicly held Delaware corporation like us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the stockholder became an interested stockholder, unless:

•	prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by directors who are also officers and by certain employee stock plans; or

•	on or after the date the stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of our outstanding voting stock, excluding the stock owned by the interested stockholder.

A “business combination” includes a merger or consolidation, asset sale or other transaction resulting, directly or indirectly, in a financial benefit to the interested stockholder. An “interested stockholder” is a person, other than us and any direct or indirect majority owned subsidiary of ours, who:

•	is the owner of 15% or more of any class of our outstanding voting stock; or

•	is an affiliate or associate of ours and was the owner of 15% or more of any class of our outstanding voting stock at any time within the preceding three years including the affiliates or associates of that person.

Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who became an interested stockholder at a time when the section did not apply to the corporation.

Exchange, Transfer Agent and Registrar

Our common stock is listed on the New York Stock Exchange and Pacific Stock Exchange. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF DEPOSITARY SHARES WE MAY OFFER

This section outlines some of the provisions of the deposit agreement, the depositary shares and the depositary receipts. This information may not be complete in all respects and is qualified entirely by reference to the relevant deposit agreement and depositary receipts with respect to the depositary shares relating to any particular series of preferred stock. The specific terms of any series of depositary shares will be described in the prospectus supplement. If so described in the prospectus supplement, the terms of that series of depositary shares may differ from the general description of terms presented below.

Fractional Shares of Preferred Stock

We may elect to offer fractional interests in shares of our preferred stock instead of whole shares of preferred stock. If so, we will allow a depositary to issue to the public depositary shares, each of which will represent a fractional interest of a share of preferred stock as described in the prospectus supplement.

Deposit Agreement

The shares of the preferred stock underlying any depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company acting as depositary with respect to those shares of preferred stock. The depositary will have its principal office in the United States and have a combined capital and surplus of at least $50,000,000. The prospectus supplement relating to a series of depositary shares will specify the name and address of the depositary. Under the deposit agreement, each owner of a depositary share will be entitled, in proportion of its fractional interest in a share of the preferred stock underlying that depositary share, to all the rights and preferences of that preferred stock, including dividend, voting, redemption, conversion, exchange and liquidation rights.

Depositary shares will be evidenced by one or more depositary receipts issued under the deposit agreement.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions in respect of the preferred stock underlying the depository shares to each record depositary shareholder based on the number of the depositary shares owned by that holder on the relevant record date. The depositary will distribute only that amount which can be distributed without attributing to any depositary shareholders a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the depositary for distribution to record depositary shareholders.

If there is a distribution other than in cash, the depositary will distribute property to the entitled record depositary shareholders, unless the depositary determines that it is not feasible to make that distribution. In that case the depositary may, with our approval, adopt the method it deems equitable and practicable for making that distribution, including any sale of property and the distribution of the net proceeds from this sale to the concerned holders.

Each deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights we offer to holders of the relevant series of preferred stock will be made available to depositary shareholders.

Withdrawal of Stock

Upon surrender of depositary receipts at the depositary’s office, the holder of the relevant depositary shares will be entitled to the number of whole shares of the related series of preferred stock and any money or other property those depositary shares represent. Depositary shareholders will be entitled to receive whole shares of the related series of preferred stock on the basis described in the prospectus supplement, but holders of those whole preferred stock shares will not afterwards be entitled to receive depositary shares in exchange for their shares. If the depositary receipts the holder delivers evidence a depositary share number exceeding the whole share number of the related series of preferred stock to be withdrawn, the depositary will deliver to that holder a new depositary receipt evidencing the excess number of depositary shares.

Redemption and Liquidation

The terms on which the depositary shares relating to the preferred stock of any series may be redeemed, and any amounts distributable upon our liquidation, dissolution or winding up, will be described in the prospectus supplement.

Voting

Upon receiving notice of any meeting at which preferred stockholders of any series are entitled to vote, the depositary will mail the information contained in that notice to the record depositary shareholders relating to those series of preferred stock. Each depositary shareholder on the record date will be entitled to instruct the depositary on how to vote the shares of preferred stock underlying that holder’s depositary shares. The depositary will vote the shares of preferred stock underlying those depositary shares according to those instructions, and we will take reasonably necessary actions to enable the depositary to do so. If the depositary does not receive specific instructions from the depositary shareholders relating to that preferred stock, it will abstain from voting those shares of preferred stock, unless otherwise discussed in the prospectus supplement.

Amendment and Termination of Deposit Agreement

We and the depositary may amend the depositary receipt form evidencing the depositary shares and the related deposit agreement. However, any amendment that significantly affects the rights of the depositary shareholders will not be effective unless a majority of the outstanding depositary shareholders approve that amendment. We or the depositary may terminate a deposit agreement only if:

•	we redeemed or reacquired all outstanding depositary shares relating to the deposit agreement;

•	all preferred stock of the relevant series has been withdrawn; or

•	there has been a final distribution in respect of the preferred stock of any series in connection with our liquidation, dissolution or winding up and such distribution has been made to the related depositary shareholders.

Charges of Depositary

We will pay all charges of each depositary in connection with the initial deposit and any redemption of the preferred stock. Depositary shareholders will be required to pay any other transfer and other taxes and governmental charges and any other charges expressly provided in the deposit agreement to be for their accounts.

Miscellaneous

Each depositary will forward to the relevant depositary shareholders all our reports and communications that we are required to furnish to preferred stockholders of any series.

Neither the depositary nor The PMI Group will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under any deposit agreement. The obligations of The PMI Group and each depositary under any deposit agreement will be limited to performance in good faith of their duties under that agreement, and they will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless they are provided with satisfactory indemnity. They may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, depositary shareholders or other persons believed to be competent and on documents believed to be genuine.

Title

The PMI Group, each depositary and any of their agents may treat the registered owner of any depositary share as the absolute owner of that share, whether or not any payment in respect of that depositary share is overdue and despite any notice to the contrary, for any purpose. See “Legal Ownership and Book-Entry Issuance”.

Resignation and Removal of Depositary

A depositary may resign at any time by issuing us a notice of resignation, and we may remove any depositary at any time by issuing it a notice of removal. Resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of appointment. That successor depositary must:

•	be appointed within 60 days after delivery of the notice of resignation or removal;

•	be a bank or trust company having its principal office in the United States; and

•	have a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF WARRANTS WE MAY OFFER

This section outlines some of the provisions of each warrant agreement, the warrants and the warrant certificates. This information may not be complete in all respects and is qualified entirely by reference to the warrant agreement with respect to the warrants of any particular series. The specific terms of any series of warrants will be described in the prospectus supplement. If so described in a prospectus supplement, the terms of that series of warrants may differ from the general description of terms presented below.

We may issue warrants for the purchase of our debt securities, preferred stock, common stock, depositary shares or units. Warrants may be issued independently or together with debt securities, preferred stock, common stock, depositary shares or units, and may be attached to or separate from those securities.

Warrant Agreements

Each series of warrants will be evidenced by certificates issued under a separate warrant agreement to be entered into between us and a bank that we select as warrant agent with respect to such series. The warrant agent will have its principal office in the U.S. and have a combined capital and surplus of at least $50,000,000.

Issuance in Series

The prospectus supplement relating to a series of warrants will mention the name and address of the warrant agent. The prospectus supplement will describe the terms of the series of warrants in respect of which this prospectus is being delivered, including:

•	the offering price;

•	the currency for which the warrants may be purchased;

•	the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security or each principal amount of security;

•	the date on which the warrants and the related securities will be separately transferable;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities that can be purchased upon exercise, and the price for purchasing those debt securities;

•	in the case of warrants to purchase preferred stock, common stock or depositary shares, the number of shares of preferred stock or common stock or the number of depositary shares, as the case may be, that can be purchased upon the exercise, and the price for purchasing those shares;

•	in the case of warrants to purchase units upon exercise, the number and type of units that can be purchased upon exercise, and the price of those units;

•	the dates on which the right to exercise the warrants will commence and expire;

•	material U.S. Federal income tax consequences of holding or exercising those warrants;

•	the terms of the securities issuable upon exercise of those warrants; and

•	any other terms of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, may be presented for transfer registration, and may be exercised at the warrant agent’s corporate trust office or any other office indicated in the prospectus supplement. If the warrants are not separately transferable from the securities with which they were issued, this exchange may take place only if the certificates representing the related securities are also exchanged. Prior to warrant exercise, warrantholders will not have any rights as holders of the underlying securities, including the right to receive any principal, premium, interest, dividends, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities specified in the prospectus supplement at the exercise price mentioned in, or calculated as described in, the prospectus supplement. Unless otherwise specified in the prospectus supplement, warrants may be exercised at any time up to 5:00 p.m., New York time, on the expiration date mentioned in that prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised by delivery of the warrant certificate representing the warrants to be exercised, or in the case of global securities, as described below under “Legal Ownership and Book-Entry Issuance”, by delivery of an exercise notice for those warrants, together with certain information, and payment to the warrant agent in immediately available funds, as provided in the prospectus supplement, of the required purchase amount. The information required to be delivered will be on the reverse side of the warrant certificate and in the prospectus supplement. Upon receipt of payment and the warrant certificate or exercise notice properly executed at the office indicated in the prospectus supplement, we will, in the time period the relevant warrant agreement provides, issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by such warrant certificates are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

If mentioned in the prospectus supplement, securities may be surrendered as all or part of the exercise price for warrants.

Antidilution Provisions

In the case of warrants to purchase common stock, the exercise price payable and the number of shares of common stock purchasable upon warrant exercise may be adjusted in certain events, including:

•	the issuance of a stock dividend to common stockholders or a combination, subdivision or reclassification of common stock;

•	the issuance of rights, warrants or options to all common and preferred stockholders entitling them to purchase common stock for an aggregate consideration per share less than the current market price per share of common stock;

•	any distribution to our common stockholders of evidences of our indebtedness of assets, excluding cash dividends or distributions referred to above; and

•	any other events mentioned in the prospectus supplement.

No adjustment in the number of shares purchasable upon warrant exercise will be required until cumulative adjustments require an adjustment of at least 1% of such number. No fractional shares will be issued upon warrant exercise, but we will pay the cash value of any fractional shares otherwise issuable.

Modification

We and any warrant agent may amend any warrant agreement and the terms of the related warrants by executing a supplemental warrant agreement, without any such warrantholders’ consent, for the purpose of:

•	curing any ambiguity, any defective or inconsistent provision contained in the warrant agreement, or making any other corrections to the warrant agreement that are not inconsistent with the provisions of the warrant certificates;

•	evidencing the succession of another corporation to us and its assumption of our covenants contained in the warrant agreement and the warrants;

•	appointing a successor depository, if the warrants are issued in the form of global securities;

•	evidencing a successor warrant agent’s acceptance of appointment with respect to the warrants;

•	adding to our covenants for the warrantholders’ benefit or surrendering any right or power we have under the warrant agreement;

•	issuing warrants in definitive form, if such warrants are initially issued in the form of global securities; or

•	amending the warrant agreement and the warrants as we deem necessary or desirable and that will not adversely affect the warrantholders’ interests in any material respect.

We and the warrant agent may also amend any warrant agreement and the related warrants by a supplemental agreement with the consent of the holders of a majority of the unexercised warrants affected by such amendment, for the purpose of adding, modifying or eliminating any of the warrant agreement’s provisions or of modifying the warrantholders’ rights. However, no such amendment that:

•	reduces the number or amount of securities receivable upon warrant exercise;

•	shortens the time period during which the warrants may be exercised;

•	otherwise adversely affects the exercise rights of warrantholders in any material respect; or

•	reduces the number of unexercised warrants the consent of holders of which is required for amending the warrant agreement or the related warrants;

may be made without the consent of each holder affected by that amendment.

Consolidation, Merger and Sale of Assets

Each warrant agreement will provide that we may consolidate or merge with or into any other corporation or sell, lease, transfer or convey all or substantially all of our assets to any other corporation, provided that:

•	either we are the continuing corporation, or the corporation formed by or resulting from the consolidation or merger or that receives the assets is organized under U.S. law and assumes our obligations for the unexercised warrants and the performance of all covenants of the relevant warrant agreements; and

•	we or that successor corporation must not immediately be in default under that warrant agreement.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as our agent under the relevant warrant agreement and will not assume any obligation or relationship of agency or trust for any warrantholder. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case we default in performing our obligations under the relevant warrant agreement or warrant, including any duty or responsibility to initiate any legal proceedings or to make any demand upon us. Any warrantholder may, without the warrant agent’s consent or consent of any other warrantholder, enforce by appropriate legal action its right to exercise that warrant.

Replacement of Warrant Certificates

We will replace any destroyed, lost, stolen or mutilated warrant certificate upon delivery to us and the relevant warrant agent of satisfactory evidence of the ownership of that warrant certificate and of its destruction, loss, theft or mutilation, and (in the case of mutilation) surrender of that warrant certificate to the relevant warrant agent, unless we have, or the warrant agent has, received notice that the warrant certificate has been acquired by a bona fide purchaser. That warrantholder will also be required to provide indemnity satisfactory to us and the relevant warrant agent before a replacement warrant certificate will be issued.

Title

The PMI Group, the warrant agents and any of their agents may treat the registered holder of any warrant certificate as the absolute owner of the warrants evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the warrants so requested, despite any notice to the contrary. See “Legal Ownership and Book-Entry Issuance”.

DESCRIPTION OF STOCK PURCHASE CONTRACTS WE MAY OFFER

This section outlines some of the provisions of the stock purchase contracts, the purchase contract agreement and the pledge agreement. This information is not complete in all respects and is qualified entirely by reference to the purchase contract agreement and pledge agreement with respect to the stock purchase contracts of any particular series. The specific terms of any series of stock purchase contracts will be described in a prospectus supplement. If so described in a particular supplement, the specific terms of any series of stock purchase contracts may differ from the general description of terms presented below.

Unless otherwise specified in the prospectus supplement, we may issue stock purchase contracts, including contracts obligating holders to purchase from us and us to sell to the holders, a specified number of shares of common stock, preferred stock or depositary shares at a future date or dates. Alternatively, the stock purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specified or varying number of shares of common stock, preferred stock or depositary shares. The consideration per share of common stock or preferred stock or per depositary share may be fixed at the time the stock purchase contracts are issued or may be determined by a specific reference to a formula set forth in the stock purchase contracts. The stock purchase contracts may provide for settlement by delivery by or on behalf of The PMI Group of shares of common stock or preferred stock or it may provide for settlement by reference or linkage to the value, performance or trading price of our common stock, preferred stock or depositary shares. The stock purchase contracts may be issued separately or as part of stock purchase units consisting of a stock purchase contract and debt securities, preferred stock or debt obligations of third parties, including U.S. treasury securities, other stock purchase contracts or common stock, securing the holders’ obligations to purchase or sell, as the case may be, the common stock or the preferred stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis and may be paid on a current or on a deferred basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner and may provide for the prepayment of all or part of the consideration payable by holders in connection with the purchase of common stock or preferred stock pursuant to the stock purchase contracts.

The securities related to the stock purchase contracts may be pledged to a collateral agent for The PMI Group’s benefit pursuant to a pledge agreement to secure the obligations of holders of stock purchase contracts to purchase common stock, preferred stock or depositary shares under the related stock purchase contracts. The rights of holders of stock purchase contracts to the related pledged securities will be subject to The PMI Group’s security interest therein created by the pledge agreement. No holder of stock purchase contracts will be permitted to withdraw the pledged securities related to such stock purchase contracts from the pledge arrangement except upon the termination or early settlement of the related stock purchase contracts or in the event other securities, cash or property is made subject to the pledge agreement in lieu of the pledged securities, if permitted by the pledge agreement, or as otherwise provided in the pledge agreement. Subject to such security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of a stock purchase contract will retain full beneficial ownership of the related pledged securities.

Except as described in the prospectus supplement, the collateral agent will, upon receipt of distributions on the pledged securities, distribute such payments to The PMI Group or the purchase contract agent, as provided in the pledge agreement. The purchase agent will in turn distribute payments it receives as provided in the purchase contract agreement.

DESCRIPTION OF UNITS WE MAY OFFER

This section outlines some of the provisions of the units and the unit agreements. This information may not be complete in all respects and is qualified entirely by reference to the unit agreement with respect to the units of any particular series. The specific terms of any series of units will be described in a prospectus supplement. If so described in a particular supplement, the specific terms of any series of units may differ from the general description of terms presented below.

We may issue units comprised of one or more debt securities, shares of common stock, shares of preferred stock, stock purchase contracts and warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement that differ from those described below; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Debt Securities We May Offer”, “Description of Preferred Stock We May Offer”, “Description of Common Stock We May Offer”, “Description of Warrants We May Offer” and “Description of Stock Purchase Contracts We May Offer” will apply to each unit and to any debt security, preferred stock, common stock, warrant or stock purchase contract included in each unit, respectively.

Issuance in Series

We may issue units in such amounts and in as many distinct series as we wish. This section summarizes terms of the units that apply generally to all series. Most of the financial and other specific terms of your series will be described in the prospectus supplement.

Unit Agreements

We will issue the units under one or more unit agreements to be entered into between us and a bank or other financial institution, as unit agent. We may add, replace or terminate unit agents from time to time. We will identify the unit agreement under which each series of units will be issued and the unit agent under that agreement in the prospectus supplement.

The following provision will generally apply to all unit agreements unless otherwise stated in the prospectus supplement.

Enforcement of Rights

The unit agent under a unit agreement will act solely as our agent in connection with the units issued under that agreement. The unit agent will not assume any obligation or relationship of agency or trust for or with any holders of those units or of the securities comprising those units. The unit agent will not be obligated to take any action on behalf of those holders to enforce or protect their rights under the units or the included securities.

Except as indicated in the next paragraph, a holder of a unit may, without the consent of the unit agent or any other holder, enforce its rights as holder under any security included in the unit, in accordance with the terms of that security and the indenture, warrant agreement or other instrument under which that security is issued. Those terms are described elsewhere in this prospectus under the sections relating to debt securities, preferred stock, common stock and warrants.

Notwithstanding the foregoing, a unit agreement may limit or otherwise affect the ability of a holder of units issued under that agreement to enforce its rights, including any right to bring a legal action, with respect to those units or any securities, other than debt securities, that are included in those units. Limitations of this kind will be described in the prospectus supplement.

Modification Without Consent of Holders

We and the applicable unit agent may amend any unit or unit agreement without the consent of any holder:

•	to cure any ambiguity;

•	to correct or supplement any defective or inconsistent provision; or

•	to make any other change that we believe is necessary or desirable and will not adversely affect the interests of the affected holders in any material respect.

We do not need any approval to make changes that affect only units to be issued after the changes take effect. We may also make changes that do not adversely affect a particular unit in any material respect, even if they adversely affect other units in a material respect. In those cases, we do not need to obtain the approval of the holder of the unaffected unit; we need only obtain any required approvals from the holders of the affected units.

Modification With Consent of Holders

We may not amend any particular unit or a unit agreement with respect to any particular unit unless we obtain the consent of the holder of that unit, if the amendment would:

•	impair any right of the holder to exercise or enforce any right under a security included in the unit if the terms of that security require the consent of the holder to any changes that would impair the exercise or enforcement of that right; or

•	reduce the percentage of outstanding units or any series or class the consent of whose holders is required to amend that series or class, or the applicable unit agreement with respect to that series or class, as described below.

Any other change to a particular unit agreement and the units issued under that agreement would require the following approval:

•	If the change affects only the units of a particular series issued under that agreement, the change must be approved by the holders of a majority of the outstanding units of that series; or

•	If the change affects the units of more than one series issued under that agreement, it must be approved by the holders of a majority of all outstanding units of all series affected by the change, with the units of all the affected series voting together as one class for this purpose.

These provisions regarding changes with majority approval also apply to changes affecting any securities issued under a unit agreement, as the governing document.

In each case, the required approval must be given by written consent.

Unit Agreements Will Not Be Qualified Under Trust Indenture Act

No unit agreement will be qualified as an indenture, and no unit agent will be required to qualify as a trustee, under the Trust Indenture Act. Therefore, holders of units issued under unit agreements will not have the protections of the Trust Indenture Act with respect to their units.

Title

The PMI Group, the unit agents and any of their agents may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary. See “Legal Ownership and Book-Entry Issuance”.

LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE

Unless otherwise mentioned in the prospectus supplement, securities will be issued in the form of one or more global certificates, or global securities, registered in the name of a depositary or its nominee. Unless otherwise mentioned in the prospectus supplement, the depositary will be The Depository Trust Company, commonly referred to as DTC. DTC has informed us that its nominee will be Cede & Co. Accordingly, we expect Cede & Co. to be the initial registered holder of all securities that are issued in global form. No person that acquires a beneficial interest in those securities will be entitled to receive a certificate representing that person’s interest in the securities except as mentioned below or in the prospectus supplement. Unless definitive securities are issued under the limited circumstances described below,

•	all references in this prospectus to actions by holders of securities issued in global form refer to actions taken by DTC upon instructions from its participants; and

•	all references to payments and notices to holders refer to payments and notices to DTC or Cede & Co., as the registered holder of these securities.

DTC has informed us that it is a limited purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered under Section 17A of the Securities Exchange Act of 1934, as amended, and that it was created to hold securities for its participating organizations and to facilitate clearance and settlement of securities transactions among its participants through electronic book-entry. This eliminates the need for physical movement of certificates. DTC’s participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Persons that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, securities may do so only through participants and indirect participants. Under a book-entry format, holders may experience some delay in their receipt of payments, as these payments will be forwarded by our designated agent to Cede & Co., as nominee for DTC. DTC will forward these payments to its participants, who will then forward them to indirect participants or holders. Holders will not be recognized by the relevant registrar, transfer agent, warrant agent or unit agent as registered holders of the securities entitled to the benefits of our restated certificate of incorporation, as amended, and/or the applicable indenture, deposit agreement, warrant agreement, purchase contract agreement or unit agreement. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

Under the rules, regulations and procedures governing DTC and its operations as currently in effect, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. DTC rules require participants and indirect participants with which beneficial securities owners have accounts to make book-entry transfers and receive and transmit payments on behalf of their respective account holders.

Because DTC can act only on behalf of participants, the ability of a beneficial owner of securities issued in global form to pledge those securities to non-participants may be limited due to the unavailability of physical certificates for these securities. Beneficial owners may also be unable to sell interests in their securities to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under its certificate of incorporation or the relevant indenture, deposit agreement, warrant agreement, purchase contract agreement or unit agreement only at the direction of one or more participants to whose accounts with DTC those securities are credited.

Unless otherwise mentioned in the prospect supplement, a global security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or if DTC ceases to be a clearing agency registered under the Exchange Act when it is required to be so registered;

•	We execute and deliver to the relevant registrar, transfer agent, trustee, depositary, warrant agent and/or unit agent an order complying with the requirements of our restated certificate of incorporation, as amended, and amended and restated bylaws or the relevant indenture, deposit agreement, warrant agreement, purchase contract agreement and/or unit agreement that this global security shall be so exchangeable; or

•	there has occurred and is continuing a default in the payment of any amount due in respect of the securities or, in the case of debt securities, an event of default or an event that, with the giving of notice or lapse of time, or both, would constitute an event of default with respect to those debt securities.

In these circumstances, the global security will be exchangeable for securities registered in the names that DTC directs.

DTC will generally not be required to notify its participants of the availability of definitive securities. When DTC surrenders the global security and delivers instructions for re-registration, the registrar, transfer agent, trustee, depositary, warrant agent or unit agent, as the case may be, will reissue the securities as definitive securities.

Except as described above, a global security may not be transferred except as a whole to DTC or another nominee of DTC, or to a successor depositary we appoint. Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a global security unless the beneficial interest is in an amount equal to an authorized denomination for those securities.

None of The PMI Group, the trustees, any registrar and transfer agent, any depositary, any warrant agent, any purchase contract agent or any unit agent, or any of their agents, will have any responsibility for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

PLAN OF DISTRIBUTION

We may sell securities to or through underwriters or dealers and may also sell securities directly to other purchasers or through agents. The prospectus supplement will set forth the terms of the offering of such securities, including

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them,

•	the initial public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The securities may be distributed from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obliged to purchase all of the securities if they purchase any of the securities. In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents. This compensation may be in the form of discounts, concessions or commissions.

Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities could be considered underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them could be considered underwriting discounts and commissions, under the Securities Act.

Under agreements entered into by us for the purchase or sale of securities, these underwriters and agents may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities from us under contracts requiring payment and delivery on a future date. Institutions with which these contracts may be made include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions;

but in all cases we must approve these institutions. The obligations of any purchaser under these contracts will be subject to the condition that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

One or more firms, referred to as “remarketing firms,” may also offer or sell the securities, if the prospectus supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the securities in accordance with a redemption or repayment pursuant to the terms of the securities. The prospectus supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the securities they remarket. Remarketing firms may be entitled under agreements that may be entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

VALIDITY OF SECURITIES

The validity of any securities will be passed upon for us by Sullivan & Cromwell LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of The PMI Group, Inc. appearing in The PMI Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

The PMI Group, Inc. is required to file annual, quarterly and current reports, proxy statements, any amendments to those reports and other information with the SEC. You may read and copy any documents filed by us with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Reports, proxy statements and information statements, any amendments to those reports and other information filed electronically by us with the SEC are available to the public at the SEC’s website at http://www.sec.gov.

We have filed a registration statement on Form S-3 with the SEC relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of The PMI Group, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

The PMI Group, Inc. incorporates by reference into this prospectus the following documents filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002.

•	Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2002.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

•	Our Current Report on Form 8-K dated May 1, 2003 (except for the information contained in Item 9 or any related exhibits).

•	Our Current Report on Form 8-K dated May 16, 2003.

•	Our Current Report on Form 8-K dated June 26, 2003 (except for the information contained in Item 9 or any related exhibits).

•	Our Current Report on Form 8-K dated August 6, 2003 (except for the information contained in Item 9 or any related exhibits).

•	The description of our common stock, filed in our Form 8-A dated April 5, 1995, and any amendment or report for the purpose of updating such description.

•	The description of our Senior A Junior Participating Preferred Stock Purchase Rights (currently traded with our common stock), filed in our Form 8-A dated February 2, 1998, and any amendment or report for the purpose of updating such description.

•	All documents filed by The PMI Group, Inc. under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

We will provide without charge to each person to whom this prospectus is delivered, upon his or her written or oral request, a copy of the filed documents referred to above, excluding exhibits, unless they are specifically incorporated by reference into those documents. You can request those documents from our Senior Vice President, Investor and Public Relations, 3003 Oak Road, Walnut Creek, California 94597, telephone (925) 658-7878.

5,000,000 Shares

THE PMI GROUP, INC.

Common Stock

Prospectus Supplement

October 28, 2003

Sole Book-Running Manager

Banc of America Securities LLC

Citigroup

JPMorgan

Lehman Brothers

Keefe, Bruyette & Woods, Inc.